As filed with the Securities and Exchange Commission on January 2, 2018

Securities Act File No. 333-200595

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 6

Sierra Income Corporation
(Exact name of registrant as specified in charter)

 280 Park Ave, 6th Floor East
New York, NY 10017
(212) 759-0777
(Address and telephone number,
including area code, of principal executive offices)

Seth Taube
Chief Executive Officer
280 Park Ave, 6th Floor East
New York, NY 10017
(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Harry S. Pangas, Esq. Payam Siadatpour, Esq. Eversheds Sutherland (US) LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	Rosemarie A. Thurston, Esq. Martin H. Dozier, Esq. Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447	Heath D. Linsky, Esq. Lauren B. Prevost, Esq. Morris, Manning & Martin, LLP 1600 Atlanta Financial Center 3343 Peachtree Road, NE Atlanta, Georgia 30326 Tel: (404) 233-7000 Fax: (404) 365-9532

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED January 2, 2018
Preliminary Prospectus
Maximum Offering of 69,000,000 Shares of Common Stock
Sierra Income Corporation
Common Stock

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated and is regulated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. We are managed by SIC Advisors LLC, or SIC Advisors, which is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. We have elected and intend to continue to qualify to be treated for U.S. federal income tax purposes, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended.

Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to and investing in the debt of privately owned U.S. middle-market companies, which we define as companies with annual revenue between $50 million and $1 billion. We intend to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We will originate transactions sourced through SIC Advisors existing network, and, to a lesser extent to acquire debt securities through the secondary market. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio.

Through SC Distributors, LLC, our dealer manager, we are offering on a best efforts, continuous basis up to 69,000,000 shares of our common stock at an assumed offering price of $10.00 per share. If, however, our net asset value per share increases above our net proceeds per share as stated in this prospectus, we intend to sell our shares at a higher price as necessary to ensure that shares of our common stock are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. As a result, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts. We have filed post-effective amendments to our prior registration statement that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional 69,000,000 shares of common stock. Most recently, on March 1, 2017, our board of directors approved an extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless further extended by our board of directors. As of September 30, 2017, we had sold an aggregate of 96,300,123 shares of our common stock for gross proceeds of approximately $1.0 billion.

This is our initial public offering and there is no public market for our common stock. The minimum permitted purchase by each individual investor is $2,000 of our common stock, except for investors in the State of Tennessee, who must invest a minimum of $2,500. To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We intend to submit an application to the Securities and Exchange Commission, or the "SEC" for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted, we intend to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•
Beginning in the third quarter of 2013, we implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase.

•
Investors in our Class T shares will be subject to an annual distribution fee of 1.00% of the estimated value of such classes of shares, and will also be subject to a contingent deferred sales charge if they tender their shares within three years from the date of purchase. See “Multiple Share Classes.”

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Share Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•
Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

•
Our previous distributions to stockholders were funded from temporary fee reductions that are subject to repayment to our Advisor. These distributions were not based on our investment performance and may not continue in the future. If our Advisor had not agreed to make expense support payments, these distributions would have come from your paid in capital. The reimbursement of these payments owed to our Advisor will reduce the future distributions to which you would otherwise be entitled.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. Except as specifically required by the 1940 Act and the rules and regulations promulgated thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted. We will file annual, quarterly and current reports, proxy statements and other information about us with the SEC. This information will be available free of charge by contacting us at 280 Park Ave., 6th Floor East, New York, NY 10017, or by telephone at (212) 759-0777 or on our website at www.sierraincomecorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at www.sec.gov. which contains such information.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” to read about the risks you should consider before buying shares of our common stock.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The use of forecasts in this offering is prohibited. Any representations to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in us is not permitted.

	Price to Public(1)	Maximum Sales Load(2)	Net Proceeds (Before Expenses)(3)
Per Class A Share	$10.00	5.50%	$9.450
Per Class T Share	$10.00	5.00%	$9.500
Per Class I Share	$10.00	None	$10.00

(1)
Assumes all shares are sold at the initial offering price per share. Currently, we are only offering Class A shares. We intend to offer Class A, Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. See “Multi-Class Exemptive Relief.”

(2)
With respect to Class A shares, the sales load includes up to 3.00% of selling commissions and up to 2.50% for dealer manager fees. With respect to Class T share, the sales load includes upfront selling commissions of up to 3.00% and up to 2.00% for dealer manager fees. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” The “dealer manager fee” refers to the portion of the sales load available to participating broker-dealers for assistance in selling and marketing our shares. Under certain circumstances as described in this prospectus, selling commissions and the dealer manager fee may be reduced or eliminated in con3nection with certain purchases. In addition, if aggregate selling commissions and dealer manager fees are 5.50% or 5.00%, we may reimburse our dealer manager for additional underwriting expenses. See “Plan of Distribution.”

(3)
In addition to the sales load, we estimate that we will incur in connection with this offering approximately $4.6 million of offering expenses if the maximum number of 69,000,000 shares is sold at $10.00 per share.

With respect to Class A shares, because you will pay a sales load of up to 5.50% and offering expenses of approximately 0.24%, if you invest $100 in our shares and pay the full sales load, approximately $94.26 of your investment will actually be available to us for investment in portfolio companies. If you are eligible to purchase shares without a commission, then approximately $97.26 of your $100 investment will be available to us for investment in portfolio companies. As a result, based on the initial public offering price of $10.00 per Class A share, you would have to experience a total return on your investment of 6.09% in order to recover these expenses. With respect to any sales of our Class T shares, because you would pay an upfront sales load of up to 5.0% and offering costs of up to 0.24%, if you invest $100 in our Class T shares and pay the full upfront sales load, at least $94.76 but less than $95.00 of your investment will actually be used by us for investments. As a result, based on the initial public offering price of $10.00 per Class T share, you would have to experience a total return on your investment of between 5.26% and 5.53% in order to recover these expenses. The foregoing assumes that an investor in our Class T shares holds the shares for at least three years, as the estimated amounts do not account for any applicable early withdrawal charge. See “Estimated Use of Proceeds.”

An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency.

SC Distributors, LLC
Prospectus dated [           ], 2018

MULTI-CLASS EXEMPTIVE RELIEF

This prospectus relates to our shares of Class A common stock. We are currently only offering Class A shares for sale. We intend to submit to the SEC an application for an exemptive order to permit us to offer additional classes of common stock. If an exemptive order satisfactory to us is granted, we intend to offer Class A, Class T and Class I shares and may offer other classes of common stock. If an exemptive order satisfactory to us is not granted, we will continue to offer Class A shares exclusively and will not offer any Class T or Class I shares. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class A shares currently being offered, and we will file a prospectus supplement or an amendment to the registration statement to the extent required by the SEC.

Class A and Class T shares are subject to an upfront sales load of 5.50% and 5.00% of the gross proceeds received on Class A and Class T shares, respectively, while Class I shares are not subject to an upfront sales load. In addition, our dealer manager or its affiliate may reallow to selected broker-dealers all or any portion of the upfront selling commission and dealer manager fees received on Class T shares. Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable rules of the Financial Industry Regulatory Authority, Inc., or FINRA. The annual distribution fee for Class T shares will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay a dealer manager concession based on a percentage of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” The Company and Dealer Manager have not agreed to the Company's proposed fee structure of the Class T and Class I shares. As a result, if we ultimately receive an exemptive order to permit us to offer additional classes of common stock, the fees relating to such shares may differ from those described herein.

At such time as we begin offering Class T shares, the automatic conversion feature applicable to Class T shares will take effect. See “Multiple Share Classes.”

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide a prospectus supplement or may amend this prospectus to add, update or change information contained in this prospectus. We will seek to avoid interruptions in the continuous offering of our common stock, but may, to the extent permitted or required under the rules and regulations of the SEC, supplement the prospectus or file an amendment to the registration statement with the SEC if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such amendment.

You should rely only on the information contained in this prospectus. Our dealer manager is SC Distributors, LLC, which we refer to in this prospectus as our dealer manager. Neither we nor our dealer manager has authorized any other person to provide you with information materially different from that contained in this prospectus. If anyone provides you with materially different or inconsistent information, you should not rely on it. We are not, and the dealer manager is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition and prospects may have changed since that date. To the extent required by applicable law, we will update this prospectus during the offering period to reflect material changes to the disclosure contained herein.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial stockholders in this offering which require that a purchaser of shares have either:

•	A gross annual income of at least $70,000 and a net worth of at least $70,000, or

•	A net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Alabama — In addition to the suitability standards noted above, the Alabama Securities Commission requires that this investment will only be sold to Alabama residents who represent that they have a liquid net worth of at least 10 times their investment in this program and other similar programs.

California — In addition to the suitability standards noted above, a California investor’s total investment in us shall not exceed 10% of his or her net worth.

Idaho — In addition to the suitability standards above, the state of Idaho requires that each Idaho investor will not invest in the aggregate, more than 10% of his or her liquid net worth in shares of Sierra Income Corporation’s common stock. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities.

Iowa — In addition to the suitability standards noted above, Iowa investors must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) Iowa investors must limit their aggregate investment in this offering and in the securities of other non-traded business development companies (BDCs) to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Kansas — In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in us and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Kentucky — In addition to the suitability standards noted above, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in our shares or the shares of our affiliated non-traded business development companies.

Maine — In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Massachusetts — In addition to the suitability standards noted above, Massachusetts investors may not invest more than 10% of their liquid net worth in this offering and in other illiquid direct participation programs. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Nebraska — In addition to the suitability standards noted above, Nebraska investors must have (i) either (a) an annual gross income of at least $100,000 and a net worth of at least $250,000, or (b) a net worth of at least $350,000; and (ii) Nebraska investors must limit their aggregate investment in this offering and in the securities of other non-traded business development companies (BDC’s) to 10% of such investor’s net worth (exclusive of home, home furnishings, and automobiles). An investment by a Nebraska investor who is an accredited investor within the meaning of the Federal securities laws is not subject to the foregoing limitations.

New Jersey — In addition to the suitability standards noted above, New Jersey investors must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates, and other non-publicly traded direct investment programs

(including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico — In addition to the suitability standards noted above, a New Mexico resident’s investment should not exceed 10% of his or her liquid net worth in us, our affiliates and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

North Dakota — In addition to the suitability standards noted above, North Dakota requires that shares may only be sold to residents of North Dakota that represent they have a net worth of at least ten times their investment in us and its affiliates and that they meet one of the established suitability standards.

Ohio — It shall be unsuitable for an Ohio investor’s aggregate investment in us, our affiliates, and in other non-traded business development programs to exceed ten percent (10%) of his or her liquid net worth. “Liquid net worth” shall be defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma — In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Oregon — In addition to the suitability standards noted above, an Oregon investor must limit his or her investment in us to 10% of his or her net worth (excluding home, furnishings, and automobiles).

Tennessee — Investors who reside in the state of Tennessee must have either (i) a net worth of $100,000 and minimum annual gross income of $100,000 or (ii) a minimum net worth of $500,000. In addition, a Tennessee investor’s total investment in us shall not exceed 10% of his or her liquid net worth.

Texas — In addition to the suitability standards noted above, Texas residents purchasing shares (i) must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $250,000; and (ii) may not invest more than 10% of their net worth in us. For Texas residents, “net worth” does not include the value of one’s home, home furnishings or automobiles.

Our Sponsor, as well as those selling shares on our behalf and participating broker-dealers and registered investment advisors recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years of the information used to determine that an investment in the shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. In making this determination, your participating broker-dealer, authorized representative or other person selling shares on our behalf will, based on a review of the information provided by you, consider whether you:

•	meet the minimum income and net worth standards established in your state;

•	can reasonably benefit from an investment in our common stock based on your overall investment objectives and portfolio structure;

•	are able to bear the economic risk of the investment based on your overall financial situation, including the risk that you may lose your entire investment; and

•	have an apparent understanding of the following:

•	the fundamental risks of your investment;

•	the lack of liquidity of your shares;

•	the restrictions on transferability of your shares;

•	the background and qualification of our Advisor; and

•	the tax consequences of your investment.

The exemption for secondary trading under California Corporations Code §25104(h) will be withheld, but there may be other exemptions to cover private sales by the bona fide owner for his own account without advertising and without being effected by or through a broker dealer in a public offering. In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

The minimum purchase amount is $2,000 in shares of our common stock except for investors in the state of Tennessee, who must invest a minimum of $2,500. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each contribution is made in increments of $100. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code.

If you have previously acquired shares, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account. These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our stock, our investment objectives and the relative illiquidity of our stock, shares of our stock are an appropriate investment for those of you who become stockholders. Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each participating broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our stock is suitable and appropriate for a stockholder.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. To understand this offering fully, you should read the entire prospectus carefully including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “Sierra Income” refer to Sierra Income Corporation. We refer to SIC Advisors LLC, our investment advisor, as “SIC Advisors” and the “Advisor.” SIC Advisors is a majority owned subsidiary of Medley LLC, our sponsor, which we refer to as the “Sponsor” or “Medley LLC.” The Sponsor is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. “Medley” refers, collectively, to the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, associated investment funds and their respective affiliates.

Sierra Income Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated and is regulated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We are externally managed by SIC Advisors, which is a registered investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act, and a majority owned subsidiary of Medley. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. We have elected and qualified to be treated for U.S. federal income tax purposes, as a regulated investment company, or RIC, under the Internal Revenue Code of 1986, as amended, or the Code and expect to continue to operate in a manner such as to qualify for the tax treatment applicable to RICs.

Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to and investing in the debt of privately owned U.S. middle-market companies, which we define as companies with annual revenue between $50 million and $1 billion. We focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We may also make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio. During our offering period and thereafter, if our Advisor deems it appropriate and to the extent permitted by the 1940 Act, we may invest a portion of our assets in more liquid debt securities, some of which may trade on a national securities exchange. See “Regulation.”

We believe the middle-market private debt market is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes include: reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking system and generally seek to avoid broadly marketed investment opportunities. We expect to source investment opportunities through a variety of channels, including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

We believe the investment management team of SIC Advisors has a significant amount of experience in the credit business, including originating, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 85 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We may use debt within the levels permitted by the 1940 Act when the terms and conditions available are favorable to long-term investing and well aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of our investment outlook and the impact of leverage on our investment portfolio. We may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns. The amount of leverage that we employ will be subject to oversight by our board of directors, including a majority of independent directors with no material interests in such transactions.

We are issuing shares of common stock through this offering, each share of which has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable, meaning that there is no liability for calls or assessments, nor are there any preemptive rights in favor of existing stockholders. Our distributions will be determined by our board of directors in its sole discretion. We intend to seek to complete a liquidity event within seven years after the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into account market conditions and other factors. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sales conducted under our prior registration statement, our current registration statement and any follow-on registration statement. Because of this timing for our anticipated liquidity event, stockholders may not be able to sell their shares promptly or at a desired price prior to that point. There can be no assurance that we will complete a liquidity event within this timeframe or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us.

From June 29, 2012 through December 31, 2016, we were party to an Expense Support Agreement with SIC Advisors. The purpose of this arrangement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Status of Our Public Offering and Investment Activity

As of September 30, 2017, we have raised a total of $915 million, which includes the issuance of 1,108,033.24 shares of our common stock to SIC Advisors LLC in exchange for gross proceeds of $10 million immediately following the effectiveness of our registration statement. As of September 30, 2017, we have combined proceeds, as well as leverage through our revolving credit facilities with ING Capital and JP Morgan Chase, which we have used to invest $1,126 million in principal across 116 transactions, the details of which are listed below.

For the three months ended September 30, 2017, we invested $48.1 million of principal in directly originated transactions across 10 portfolio companies and $68.2 million of principal in syndicated transactions across 14 portfolio companies. As of September 30, 2017, the investment portfolio was comprised of $906.3 million of principal in directly originated transactions across 75 portfolio companies and $219.9 million of principal in syndicated transactions across 41 portfolio companies.

As of September 30, 2017, our income-bearing investment portfolio, which represented 94.6% of our total portfolio, had a weighted average yield based upon the cost of our investment portfolio of 9.2%, and 9.7% of our income-bearing portfolio bore interest based on fixed rates, while 90.3% of our income-bearing portfolio bore interest at floating rates, such as LIBOR or the Alternate Base Rate (“ABR”). The weighted-average yield on our income-producing investments is computed based upon the contractual interest payments and principal amortizations due at maturity for each individual investment, which is divided by the total cost borne by us on such income-producing investments as of the end of the applicable reporting period. The yield on our portfolio investments is higher than what investors in the Company will realize because it does not reflect our expenses and the sales load paid by investors. The total investment return based on net asset value to investors for the nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016 was 2.56% and 9.87%, respectively. Total investment returns based on net asset value are historical and assume initial investment at net asset value and reinvestments of all distributions at prices obtained under the Company’s dividend reinvestment plan, and total investment returns do not show the effect of the sales load.

The table below shows our investment portfolio as of September 30, 2017:

Company	Industry	Type of Investment	Maturity	Fair Value
Non-controlled/non-affiliated investments
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	12/15/2021	$7,143,867
		Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	12/14/2018	300,093
				7,443,960
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	12/11/2020	14,776,538
				14,776,538
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	2/25/2022	6,432,649
				6,432,649
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	9/25/2023	7,337,000
				7,337,000
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor	7/15/2021	15,742,547

Company	Industry	Type of Investment	Maturity	Fair Value
				15,742,547
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Note 18.446% effective yield	11/15/2027	3,954,500
				3,954,500
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor	8/18/2021	10,000,000
				10,000,000
Answers Finance, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	4/15/2021	1,291,760
		Senior secured Second Lien Term Loans LIBOR + 4.400%, Cash, 0.100% Cap 4.500% PIK	9/15/2021	2,008,641
		Equity/Warrants		5,426,195
				8,726,596
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	1/31/2022	4,209,932
				4,209,932
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Note 12.341% effective yield	7/20/2027	13,817,801
				13,817,801
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.000%, 1.000% Floor	8/4/2025	6,069,000
				6,069,000
Avantor Performance Materials Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor	3/11/2024	3,990,000
		Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor	3/10/2025	1,020,000
				5,010,000
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	3/31/2022	25,000,000
				25,000,000
Barry's Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	7/14/2022	8,571,429
				8,571,429
Birch Communications Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor	7/17/2020	12,977,937
				12,977,937
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor	4/24/2020	773,712
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor	4/24/2020	18,522,573
				19,296,285
Brand Energy & Infrastructure Services, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor	6/21/2024	6,028,800
				6,028,800
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Note 10.375%	9/1/2021	7,889,250
				7,889,250
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor	4/20/2022	2,859,310
				2,859,310
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, 1.000% PIK	12/24/2019	6,448,955
				6,448,955
Checkers Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor	4/25/2024	6,912,675
				6,912,675
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK	4/1/2019	59,728
		Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK	4/1/2019	—
		Preferred Units LIBOR+9.500%, 1.000% Floor, PIK		—
		Common Units		—
				59,728

Company	Industry	Type of Investment	Maturity	Fair Value
CPI Holdings, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor	7/28/2025	12,283,275
				12,283,275
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor	1/31/2022	4,959,081
				4,959,081
CSTN Merger Sub Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 6.750%	8/15/2024	4,930,200
				4,930,200
Deliver Buyer, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	4/26/2024	2,962,575
				2,962,575
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.500% Floor	11/10/2019	2,503,214
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.500% Floor, PIK	11/10/2019	9,207,947
		Senior Secured First Lien Term Loan LIBOR + 10.250%, 1.500% Floor, PIK	11/10/2019	3,984,999
		Senior Secured First Lien Term Loan LIBOR + 11.250%, 1.500% Floor, PIK	11/10/2019	—
		Common Units, Class A		—
				15,696,160
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor	5/19/2021	10,000,000
				10,000,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Note 15.522% effective yield	7/15/2027	4,965,800
				4,965,800
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Note 13.198% effective yield	7/20/2029	2,812,378
				2,812,378
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Note 16.175% effective yield	7/18/2030	15,213,374
				15,213,374
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR	6/6/2018	8,154,117
				8,154,117
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	1/15/2021	9,778,689
				9,778,689
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loans LIBOR + 6.250%, 1.000% Floor	7/18/2025	1,990,532
		Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor	7/18/2025	26,330
				2,016,862
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Note 12.000%	12/31/2020	6,631,095
		Preferred Equity		1,646,250
				8,277,345
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	3/30/2020	11,656,250
				11,656,250
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	2/7/2023	13,936,534
				13,936,534
Frontier Communications Corp.	Telecommunications	Senior Secured First Lien Note 10.500%	9/15/2022	1,745,000
				1,745,000
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor	5/28/2021	4,124,419
		Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor	5/30/2022	9,387,900
				13,512,319
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor	1/20/2022	9,913,000
				9,913,000

Company	Industry	Type of Investment	Maturity	Fair Value
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 13.000%	11/15/2016	122,658
		Warrants		—
				122,658
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor	10/13/2023	4,962,500
				4,962,500
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	3/30/2020	12,422,565
				12,422,565
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note 10.250%	10/15/2019	15,358,500
				15,358,500
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Note 8.875%	3/15/2025	1,916,200
				1,916,200
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor	5/29/2018	3,216,465
				3,216,465
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	7/25/2021	15,410,718
				15,410,718
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	2/13/2019	2,516,487
				2,516,487
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor	7/20/2022	25,000,000
				25,000,000
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor	6/21/2023	8,815,750
				8,815,750
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	12/30/2021	4,905,882
				4,905,882
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor	08/18/2022	14,318,750
				14,318,750
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	6/30/2020	24,262,912
				24,262,912
IOP Monroe Acquisition, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor	4/1/2022	987,500
				987,500
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor	11/29/2018	4,742,033
				4,742,033
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor	5/1/2025	6,860,000
				6,860,000
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor	2/15/2022	11,895,969
				11,895,969
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor	4/17/2020	2,605,068
				2,605,068
Loar Group Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor	7/12/2022	15,300,000
				15,300,000
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	5/1/2023	11,402,334
				11,402,334
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor	6/6/2020	2,716,513
				2,716,513
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Note LIBOR + 7.610%	7/17/2030	1,875,000
		Subordinated Note effective yield 14.525%	7/17/2030	12,255,585

Company	Industry	Type of Investment	Maturity	Fair Value
				14,130,585
Nathan's Famous Inc.	Beverage & Food	Senior Secured First Lien Note 10.000%	3/15/2020	7,333,900
				7,333,900
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 2.000% Floor	9/29/2020	20,676,479
				20,676,479
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor	6/4/2020	15,917,083
				15,917,083
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor	10/16/2023	10,688,700
				10,688,700
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	11/8/2022	6,310,000
				6,310,000
Omnitracs, Inc.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor	5/25/2021	7,000,000
				7,000,000
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK	12/31/2018	12,441,670
		Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK	12/31/2018	8,685,661
				21,127,331
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor	10/11/2021	15,100,346
		Warrants		111,251
				15,211,597
Payless Holdings LLC	Retail	Equity/Warrants		543,152
				543,152
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor	1/26/2023	1,637,488
				1,637,488
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor	9/3/2023	9,000,000
				9,000,000
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor	7/27/2020	6,248,098
				6,248,098
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor	10/21/2024	13,044,200
				13,044,200
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	11/30/2021	5,843,517
				5,843,517
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor	10/1/2019	1,896,200
				1,896,200
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor	3/18/2022	15,000,000
				15,000,000
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor	4/30/2023	6,000,000
				6,000,000
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK		5,530,911
		Equity		2,917,139
				8,448,050
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor	6/2/2022	2,881,667
				2,881,667
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor	9/1/2022	4,277,778
		Equity		400,000

Company	Industry	Type of Investment	Maturity	Fair Value
				4,677,778
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor	7/31/2020	21,584,250
				21,584,250
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	2/28/2022	7,534,886
				7,534,886
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor	4/28/2020	15,000,000
				15,000,000
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor	11/22/2021	3,798,000
		Equity		1,050,000
				4,848,000
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor	6/2/2022	4,869,375
				4,869,375
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor	2/17/2022	19,571,302
				19,571,302
Starfish Holdco LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor	8/18/2025	3,940,000
				3,940,000
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor	12/16/2021	24,000,000
				24,000,000
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor	11/6/2021	3,672,727
				3,672,727
Techniplas, LLC	Automotive	Senior Secured First Lien Note 10.000%	5/1/2020	4,189,800
				4,189,800
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	5/24/2021	9,496,956
				9,496,956
Touchtunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor	5/27/2022	7,462,500
				7,462,500
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Note 7.750%	10/15/2024	7,664,363
				7,664,363
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 7.220%, 1.000% Floor	4/26/2021	9,776,362
				9,776,362
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor	1/30/2020	—
				—
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor	6/8/2020	5,544,550
				5,544,550
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants	2/21/2019	—
				—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor	6/13/2019	4,083,031
				4,083,031
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor	5/14/2021	938,401
		Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor	5/13/2022	3,506,250
				4,444,651
Verso Corporation	Media: Advertising, Printing & Publishing	Common Stock		949,331
				949,331
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Note 11.488% effective yield	7/19/2028	16,417,021
				16,417,021
Watermill-QMC Holdings, Corp.	Automotive	Partnership Interest		1,170,254

Company	Industry	Type of Investment	Maturity	Fair Value
				1,170,254
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor	7/26/2022	10,370,127
				10,370,127
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,646,901
				4,646,901

Total non-controlled/non-affiliated investments				$926,968,867

Controlled/affiliated investments
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor	9/30/2021	3,144,481
		Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor, PIK	9/30/2021	6,911,202
		Membership Units		—
				10,055,683
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK	7/22/2020	7,297,959
		Common Stock		—
		Preferred Equity Series A		—
		Preferred Equity Series AA		—
		Preferred Equity Series AAA		158,900
				7,456,859
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK	9/25/2020	19,344,356
		Common Stock		—
		Common Stock, Class B		—
		Common Stock, Class C		—
				19,344,356
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity		7,032,468
				7,032,468
Nomida, LLC	Construction & Building	Senior Secured First Lien Term Loan 10.000%	12/1/2020	3,700,000
		Equity		5,400,000
				9,100,000
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity		72,086,943
				72,086,943
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan 1.000%, 7.000% PIK	3/31/2020	6,579,632
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK	3/31/2020	5,363,024
		Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor, 4.500% PIK	3/31/2020	3,074,260
		Equity/Warrants		—
				15,016,916

Total controlled/affiliated investments				$140,093,225

Money market fund – 2.5%
Federated Institutional Prime Obligations Fund		Money Market 1.190%		18,674,728
Total money market fund				$18,674,728

Derivative instrument - long exposure				Unrealized Appreciation/(Depreciation)
Total return swap with Citibank, N.A.		Total Return Swap		(5,483,594)
Total derivative instrument - long exposure				($5,483,594)

SIC Advisors

Our investment activities are managed by our investment advisor, SIC Advisors. SIC Advisors is an affiliate of Medley, which has offices in New York and San Francisco. SIC Advisors’ Investment Team, which is comprised of Medley investment professionals, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. SIC Advisors’ Investment Team draws on its expertise in a range of sectors, including, but not limited to, industrials and transportation, energy and natural resources, financials, healthcare, media and telecom and real estate. In addition, SIC Advisors seeks to diversify our portfolio by company type, asset type, transaction size, industry and geography.

In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital Advisory Services, LLC, an affiliate of the dealer manager, or Strategic Capital, owns 20% of SIC Advisors and is entitled to receive distributions equal to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment advisor. The purpose of this arrangement is to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital provides certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services. For additional discussion of the relationship between SIC Advisors and Strategic Capital, see “The Advisor.”

Medley

Medley is an asset management firm with over $5 billion of assets under management as of September 30, 2017. Medley provides investors with yield-oriented investment products that it believes offer attractive risk-adjusted returns. Medley focuses on credit-related investment strategies, primarily originating senior secured loans to private, middle-market companies principally located in the North America that have annual revenues between $50 million and $1 billion.

Direct origination, careful structuring and active monitoring of the portfolios that Medley, either directly or through its affiliates, manages are important success factors to its business. Since Medley’s inception in 2006, it has adhered to what we believe to be a disciplined investment process that employs these principles with the intention of protecting investor’s capital while delivering strong risk-adjusted investment returns. Medley believes that its ability to directly originate, structure and lead deals enables it to consistently lend at higher yields with better terms.

We believe Medley’s senior management team has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 85 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Medley believes that this is an important competitive advantage, which has allowed it to deliver attractive risk-adjusted returns to its investors over time.

The following chart shows the ownership structure and various entities with us and our Advisor:

Medley, LLC
Strategic Capital Advisory Services, LLC
80%
20%
SIC Advisory, LLC
Public Investors
Investment Advisory Agreement
Dealer Manager Agreement
SC Distributors, LLC
Sierra Income Corporation(1)

(1)	Our financing subsidiaries, Alpine Funding LLC and Arbor Funding LLC, are wholly-owned subsidiaries.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

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The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on our business, financial condition and operations.

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We face cyber-security risks. If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could impair liquidity, disrupt our business, damage our reputation and cause losses.

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Our ability to achieve our investment objective depends on our Advisor’s ability to manage and support our investment process. If the Advisor was to lose a significant number of its key professionals, our ability to achieve our investment objective could be significantly harmed.

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Because we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

•	The amount of any distributions we pay is uncertain. We may not be able to pay you distributions or be able to sustain them and our distributions may not grow over time.

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You will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in our shares.

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A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

•	Our dealer manager may face conflicts of interest as a result of a compensation arrangement between one of its affiliates and SIC Advisors.

•	Our incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of our stockholders.

•	There are significant potential conflicts of interest that could affect our investment returns.

•	Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

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We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

•	Because we use borrowed funds to make investments or fund our business operations, we are exposed to risks typically associated with leverage which increase the risk of investing in us.

•	We will be exposed to risks associated with changes in interest rates.

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The success of this offering is dependent, in part, on the ability of the dealer manager to implement its business strategy, to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers. Our dealer manager also serves as the dealer manager for the distribution of securities of other issuers and may experience conflicts of interest as a result.

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If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

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Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, our stockholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

•	We are not obligated to complete a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

•	Investing in our common stock involves a high degree of risk.

•	We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

Investment Strategy

Our investment strategy focuses primarily on sourcing investments in private U.S. companies as we seek to construct a portfolio that generates what we believe to be superior risk adjusted returns. Our investment process is centered around three principles:

•	first, disciplined due diligence of each prospective investment's credit fundamentals;

•	second, a detailed and customized structuring process for directly originated investments; and

•	third, regular and ongoing monitoring of the portfolio and proactive risk management.

While the construction of our portfolio will vary over time, we anticipate that the portfolio will continue to be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley’s direct origination platform and, in particular, negotiate the terms of co-investments with other funds managed by SIC Advisors or its affiliates pursuant to an exemptive order we received from the SEC, subject to the conditions included therein.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, collateralized loan obligations, or CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes investments in subordinated debt securities, in U.S. middle market companies. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors seeks to manage our allocation between investment types as market conditions change.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be “non-qualifying assets.” All investments by us are subject to oversight by our board of directors, a majority of whom are independent directors with no material interests in such transactions.

Potential Market Opportunity

We believe the middle-market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes, which are outlined below, include: a large addressable market, reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking. We expect to source investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past fifteen years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

Large Addressable Market.  Private debt capital plays an important role in financing U.S. middle-market companies. These companies typically borrow capital to facilitate growth, invest in physical plants and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses. The U.S. middle-market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market.

De-Leveraging of the Global Banking System.  After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like Sierra Income Corporation.

Attractive Attributes of Middle Market Debt.  As a result of the decline of traditional financing sources, the attractiveness of providing capital in the middle market has increased. A meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not returned to the private lending markets in the same way it has returned to the public debt markets. As such, lenders to private middle-market companies should continue to benefit from what we believe to be attractive pricing. Conventional lending has been returning for larger public companies as evidenced by tightening spreads since 2011. Despite the general normalization of spreads, middle-market issuers of public debt still face higher debt costs than larger corporate borrowers. The spread is more pronounced for middle-market private companies.

Unfunded Private Equity Commitments Drive Demand for Debt Capital.  According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at December 31, 2015 was approximately $1.3 trillion, which we believe will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap.

Potential Competitive Strengths
We believe that this offering represents an attractive investment opportunity for the following reasons:

Experienced Team.  We believe the investment team of SIC Advisors has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 85 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of its investment and credit management professionals. Medley believes that this is an important competitive advantage, which has allowed it to deliver attractive risk-adjusted returns to its investors over time.

Direct Origination, Disciplined Underwriting and Active Credit Management.  We believe that the combination of Medley’s direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate what we believe to be attractive risk-adjusted returns for our investors. Our Advisors’ ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we expect to employ active credit management and interact frequently with our borrowers.

Benefits of the Broader Platform.  We believe that we benefit from being a part of the broader Medley platform as we are able to co-invest alongside other funds managed by Medley and its affiliates under the exemptive order. This allows us access to investments that we may not otherwise have been able to pursue if we were not part of a larger platform.

Operating and Regulatory Structure

We are an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected and qualified to be treated, for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code, and expect to continue to operate in a manner such as to qualify for the tax treatment applicable to RICs. See “Tax Matters.” Our investment activities are managed by SIC Advisors and supervised by our board of directors, a majority of whom are not "interested persons," as such term is defined in the 1940 Act, of SIC Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation.”

Investment Process

Our Advisor, which is provided for by Medley, has cultivated what we believe to be a disciplined and repeatable process for executing, monitoring, structuring and exiting investments.

Identification and Sourcing. We believe our Advisor’s experience and reputation have allowed it to generate a substantial and continuous flow of attractive investment opportunities. Our Advisor maintains a strong and diverse network which results in sustained and high quality deal flow. We believe that the breadth and depth of experience of SIC Advisors’ Investment Team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and aggressively pursue what we believe to be attractive investment opportunities. We believe that SIC Advisors’ Investment Team has compiled a robust pipeline of transactions ready for possible inclusion in our portfolio by leveraging the broader Medley platform’s deal flow network.

Disciplined Underwriting.  SIC Advisors’ Investment Team performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We expect to often be the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which will allow us to maintain consistent underwriting standards. Our Advisor’s underwriting process also involves engagement of industry experts and third party consultants.

Prior to making an investment, the Investment Team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. The Investment Team also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

The Investment Team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment is presented to our Advisor’s investment committee (the "Investment Committee") and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. The Investment Committee requires a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management.   Our Advisor employs active credit management. Our Advisor’s process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors’ meetings as observers. The Investment Team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in our Advisor’s Asset Management System, or AMS, its proprietary, centralized electronic credit management database. AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. Our Advisor’s AMS system generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, our Advisor may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation.

Investment Structure

For newly originated investments, SIC Advisors strives to negotiate an optimal combination of current and deferred interest payments, equity participation and prepayment penalties, along with suitable covenants and creditor rights which will generally be greater than the rights normally obtained by institutional investors in comparable transactions and may include such provisions as: specific rights to consult with and advise management, the right to inspect company books, records or facilities, as well as the right to review balance sheets and/or statements of income and cash flows of the company. SIC Advisors determines whether the investment structure, particularly the amount of debt, is appropriate for the portfolio company’s business, sometimes reassessing the investment’s risk/return profile and adjusting pricing and other terms as necessary. SIC Advisors’ Investment Team has in-depth restructuring, liquidation and bankruptcy experience which is vital to success as a lender over market cycles.

Investment Committee

The purpose of the Investment Committee is to evaluate and approve all investments by SIC Advisors’ Investment Team. The Investment Committee is comprised of members selected from senior members of SIC Advisors’ Investment Team. Approval of an investment requires a majority vote of the Investment Committee, although unanimous agreement is sought. The committee process is intended to bring the diverse experience and perspectives of the committee members to the analysis and consideration of every investment. The Investment Committee also serves to provide consistency and adherence to SIC Advisors’ investment philosophies and policies. The Investment Committee also determines appropriate investment sizing and suggests ongoing monitoring requirements.

In addition to reviewing investments, the Investment Committee meetings serve as a forum to discuss credit views and outlooks. Potential transactions and deal flow are also reviewed on a regular basis. Members of the Investment Committee are encouraged to share information and views on credits with the committee early in their analysis and throughout the evaluation process. This process improves the quality of the analysis and assists the deal team members to work more efficiently.

Managerial Assistance

As a BDC, we offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services and we will reimburse Medley, as our administrator, for its allocated costs in providing such assistance subject to review and approval by our board of directors. Medley will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Estimated Use of Proceeds

We intend to use the net proceeds from this offering to make investments in accordance with our investment objective and investment strategies described in this prospectus. However, we have not established limits on the use of proceeds nor have we established a limit on the amount of offering proceeds we may use for distributions or for working capital purposes. See “Estimated Use of Proceeds.”

Based on prevailing market conditions, and depending on our evaluation of the investment opportunities then available, we anticipate that we will invest the proceeds from each subscription closing generally within 30 – 90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our intention to be taxed as a RIC. During this time, we may also use a portion of the net proceeds to pay our operating expenses and fund distributions to stockholders.

Borrowings

Alpine Credit Facility

On July 23, 2014, the Company’s wholly-owned, special purpose financing subsidiary, Alpine Funding LLC, or Alpine, entered into a revolving credit facility, or the Alpine Credit Facility, pursuant to a Loan Agreement with JPMorgan Chase Bank, National Association, or JPMorgan, as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto, or the Loan Agreement. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to us.

On September 29, 2017, Alpine amended the Alpine Credit Facility pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan, as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto. The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.

The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300 million on a committed basis. As of September 30, 2017, the Company has drawn $240 million on the Alpine Credit Facility. Borrowings under the Alpine Credit Facility are subject to compliance with a net asset value coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022.

ING Credit Facility

The Company is a party to the Amended and Restated Revolving Credit Agreement, or the ING Credit Facility, with certain lenders a party thereto and ING Capital LLC, as administrative agent. The ING Credit Facility allows for us, at our option, to borrow money for investment and general corporate purposes. As of September 30, 2017, total commitments under the ING Credit Facility were $220 million of which the Company has drawn $180 million. Borrowings under the ING Credit Facility are subject to, among other things, a minimum borrowing/collateral base and substantially all of the Company’s assets are pledged as collateral under the ING Credit Facility.

Total Return Swap

The Company, through Arbor Funding LLC, or Arbor, its wholly-owned financing subsidiary, is a party to the Fifth Amended and Restated Confirmation Letter Agreement, or the Fifth Amended Confirmation Agreement with Citibank, N.A., or Citi, initially entered into on August 27, 2013, and amended and restated on March 21, 2014, July 23, 2014, June 8, 2015, March 21, 2016 and September 29, 2017, relating to a total return swap, or TRS, for senior secured floating rate loans. The TRS with Citi enables the Company, through Arbor, to obtain the economic benefit of the loans subject to the TRS, despite the fact that such loans will not be directly held or otherwise owned by the Company or Arbor, in return for an interest-type payment to Citi. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Fourth Amended Confirmation Agreement exchanged thereunder, between Arbor and Citi, which collectively establish the TRS.

Distribution Policy

We began declaring semi-monthly distributions, which are paid on a monthly basis, to our stockholders beginning in July 2012 and intend to continue declaring semi-monthly distributions to stockholders, to the extent that we have assets legally available for distribution. All distributions that we make will be at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and other factors as our board of directors may deem to be relevant. The distributions we pay to our stockholders may exceed earnings, particularly during the period before we have substantially invested the net proceeds from this offering. To maintain RIC tax treatment, we intend to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. However, there can be no assurance that we will be able to pay distributions at a specific rate or at all. Each year, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our stockholders. See “Distributions” for a list of distributions declared and paid to date.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds and borrowings. We have not established limits on the amount of funds we may use from available sources to make distributions. SIC Advisors has no obligation to make expense support payments pursuant to the Expense Support Agreement after December 31, 2016, the date on which such agreement expired. For the years ended December 31, 2016 and 2015, if net Expense Support Payments of $16,093,129 and 6,283,327 were not made by SIC Advisors, approximately 23% and 39% of the distributions would have been a return of capital for GAAP purposes, respectively. The purpose of the arrangement under the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions do not constitute a return of capital for GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses.

Our Distribution Reinvestment Plan

We have adopted an “opt-in” distribution reinvestment plan that allows our stockholders to elect to have the full amount of their distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

Multiple Share Classes

We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. We intend to submit an application to the SEC for an exemptive order to permit us to offer the additional share classes described in this prospectus. In the event we obtain such exemptive order, we will be required to comply with provisions that would not otherwise be applicable to us. The exemptive order may require us to supplement or amend the terms set forth in this prospectus, including the terms of the Class A shares currently being offered. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. See “Multiple Share Classes.”

Each class has distinct advantages and disadvantages for different investors. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Based on your personal situation, your financial advisor can help you decide which class of shares makes the most sense for you.

Class A and Class T shares are subject to an upfront sales load of 5.50% and 5.00% of the gross proceeds received on Class A and Class T shares, respectively, while Class I shares are not subject to an upfront sales load. In addition, our dealer manager or its affiliate may reallow to selected broker-dealers all or any portion of the upfront selling commission and dealer manager fees of gross proceeds received on Class T shares. Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable rules of FINRA. Distribution fees will be paid pursuant to a distribution plan adopted by us. The annual distribution fee for Class T shares will begin to accrue on the first day of the date of the first sale of a Class T share. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay a dealer manager concession based on a percentage of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” If you wish to tender your Class T shares for repurchase by us prior to the third anniversary of the date such shares were purchased, such shares may be subject to a contingent deferred sales charge payable to the dealer manager. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we receive the requisite multi-class exemptive order. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable sales charge cap of 10.0% of the gross offering proceeds (the “Sales Charge Cap”), (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.”

We expect our Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. Class I shares will also be subject to a minimum purchase amount. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Advisor and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Plan of Distribution

We are offering on a best efforts, continuous basis up to 69,000,000 shares of our common stock at an assumed offering price of $10.00 per share. We have filed post-effective amendments to our prior registration statement that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional 69,000,000 shares of our common stock. We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC, with each class having a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

Our offering commenced on April 16, 2012 and was initially approved by our board of directors for a period of two years, and subsequently extended by our board of directors for additional one-year periods. Most recently on March 1, 2017, our board of directors approved a further extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless extended by our board of directors. This offering must also be registered in every state in which we offer or sell shares. Generally, such state registrations are valid for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Our dealer manager is SC Distributors, which is a member of FINRA, and the Securities Investor Protection Corporation, or SIPC. Our dealer manager is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The minimum permitted purchase is $2,000 in shares of our common stock, except for investors in the state of Tennessee, who must invest a minimum of $2,500.

Pursuant to a joint venture agreement, an affiliate of the dealer manager is entitled to receive distributions up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment advisor. The purpose of this arrangement is to permit our Advisor to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital also holds a limited voting interest in SIC Advisors which entitles it to up to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors.

We intend to sell our shares on a continuous basis at an assumed offering price of $10.00. However, if our net asset value per share increases above our net proceeds per share as stated in this prospectus, we intend to sell our shares at a higher price when necessary to ensure that shares are not sold at a price, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.sierraincomecorp.com. See “Plan of Distribution.”

The foregoing shall apply equally to Class A, Class T and Class I shares, subject to obtaining a satisfactory exemptive order from the SEC.

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, and subject to receiving the requisite multi-class exemptive relief from the SEC, the dealer manager will receive upfront selling commissions of up to 5.50% and 5.00% of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions will be received on Class I shares. In connection with the marketing and distribution of our shares by the selected broker-dealers, our dealer manager may reallow to such selected broker-dealers all or any portion of the upfront selling commission, dealer manager fees, ongoing distribution and shareholder servicing fees, or contingent deferred sales charges received on Class T shares. With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately 5.0% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

Our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. Distribution fees will be paid pursuant to a distribution plan adopted by us. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will accrue daily and will be paid on a monthly basis.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

The distribution fee is payable with respect to all Class T shares, other than such shares issued under our distribution reinvestment plan. Class A and Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class T stockholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class T share when the total underwriting compensation from the upfront sales load and distribution fee attributable to such common stock equals 10% of gross offering proceeds. We refer to this amount as the Sales Charge Cap. The Sales Charge Cap applicable to certain shares will be reduced by the amount of any upfront selling commission that is waived for such shares. Provided we offer Class T shares, upon a Class T share reaching the applicable Sales Charge Cap, such share will be converted into a Class A share and will no longer be subject to an ongoing distribution fee.

In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay a dealer manager concession based on a percentage of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. In addition, each person selling shares on our behalf will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of our shares, (d) the background and qualifications of our Advisor and (e) the tax consequences of the investment. For additional information, including enhanced suitability standards in a number of states, see “Suitability Standards.”

How to Subscribe

Investors who meet the suitability standards described in this prospectus may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read the entire final prospectus and the current supplement(s), if any, accompanying the final prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included as Appendix A.

•
Deliver a check to the address provided in the subscription agreement, for the full purchase price of the shares being subscribed for, along with the completed subscription agreement. You should make your check payable to “UMB Bank, N.A., as agent for Sierra Income Corporation.” The initial minimum permitted purchase is $2,000, except for investors in the state of Tennessee, who must invest a minimum of $2,500. Additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. The name of the participating dealer appears on the subscription agreement.

•
By executing the subscription agreement and paying the full purchase price for the shares subscribed for, each investor attests that he or she meets the minimum income and net worth standards as stated in the subscription agreement.

A sale of the shares may not be completed until at least five business days after the subscriber receives our final prospectus as filed with the SEC pursuant to Rule 497 of the Securities Act of 1933, as amended, or the Securities Act. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation within three business days. We expect to close on subscriptions received and accepted by us on a weekly basis. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Share Liquidity Strategy

Within seven years following the completion of the offering period, we intend to seek to complete a liquidity event for our stockholders. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions will be favorable during that timeframe. There can be no assurance that we will complete a liquidity event within this timeframe or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. See “Share Repurchase Program.”

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted, we intend to offer Class A, Class T and Class I shares. In the event we offer multiple classes of shares, upon the occurrence of a liquidity event, any outstanding Class T and Class I shares will automatically convert into Class A shares, and the distribution fees applicable to Class T shares will terminate.

Share Repurchase Program

During the term of this offering, we do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited. We began repurchasing a limited number of shares of our common stock in the third quarter of 2013, and intend to continue to repurchase shares on a quarterly basis in order to allow our stockholders to sell their shares back to us at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. Unless our board of directors determines otherwise, we intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. The limitations and restrictions relating to our share repurchase program may prevent us from accommodating all repurchase requests made in any quarter. See “Description of Our Capital Stock — Limited Repurchase Rights” and “Share Repurchase Program.”

In the event that we offer Class T shares, such shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the third anniversary of the date that such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. As described more fully under “Share Repurchase Program,” the contingent deferred sales charge with respect to Class T shares is payable on a declining annual basis, and is not payable with respect to Class T shares issued under our distribution reinvestment plan.

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder at a price equal to the net asset value per share of our shares as disclosed in the periodic report we file with the SEC immediately following the date of the death or disability of such stockholder. See “Description of Our Capital Stock — Limited Repurchase Rights” and “Share Repurchase Program” for a description of certain limitations and restrictions relating to our requirement to repurchase shares in the event of the death or disability of a stockholder.

Advisor Fees

We pay SIC Advisors a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a management fee and an incentive fee.

The management fee is calculated at an annual rate of 1.75% of our gross assets and is payable quarterly in arrears. The incentive fee comprises the following two parts:

•
An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the immediately preceding quarter. No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter, or the preferred quarterly return. All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to the Advisor. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding quarter, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•
An incentive fee on capital gains is earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of our realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.

The incentive fee may induce our Advisor to make investments on our behalf that are more risky or more speculative than would otherwise be the case. Similarly, because our management fee is calculated based upon our gross assets (including any borrowings for investment purposes), SIC Advisors may be encouraged to use leverage to make additional investments. See “Risk Factors — Risks Related to SIC Advisors and its Respective Affiliates — Our incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of our stockholders.” See “Investment Advisory Agreement and Fees.”

Administration

Medley is reimbursed for administrative expenses it incurs on our behalf. See “Administration Agreement and Fees.”

Conflicts of Interest

As a BDC, we will not generally be permitted to invest in any portfolio company in which our Advisor or any of their affiliates currently have a controlling interest or to make any co-investments with our Advisor or any of its affiliates, including funds managed by our Advisor or its affiliates (collectively, "Affiliates") without an exemptive order from the SEC. We may, however, invest alongside our Affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment advisor, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside such Affiliates as otherwise permissible under regulatory guidance, applicable regulations and our Advisor’s allocation policies. In addition, on November 25, 2013, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the New Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

Subject to this restriction on co-investments with affiliates, SIC Advisors will offer us the right to participate in all investment opportunities that it determines are appropriate for us in view of our investment objective, policies and strategies and other relevant factors. In accordance with SIC Advisors’ allocation policies, we might not participate in each individual opportunity, but will, on an overall basis, be entitled to participate equitably with other entities managed by SIC Advisors and its affiliates.

To the extent that we compete with entities managed by SIC Advisors or any of its affiliates for a particular investment opportunity, SIC Advisors will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) the conditions of the Exemptive Order and other restrictions under the 1940 Act regarding co-investments with affiliates. SIC Advisors’ allocation policies are intended to ensure that we may generally share equitably with other investment funds managed by SIC Advisors or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

In addition, under our incentive fee structure, SIC Advisors may benefit when we recognize capital gains and, because SIC Advisors determines when a holding is sold, SIC Advisors controls the timing of the recognition of capital gains. Also, because the base management fee that we pay to SIC Advisors is based on our gross assets, SIC Advisors may benefit when we incur indebtedness.

Reports to Stockholders

Within 60 days after the end of each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. These reports will also be available on our website at www.sierraincomecorp.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Taxation of Our Company

We have elected and qualified to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code, and expect to continue to operate in a manner such as to qualify for the tax treatment applicable to RICs. As a RIC, we generally do not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any. See “Tax Matters.”

Company Information

Our administrative and executive offices are located at 280 Park Ave., 6th Floor East, New York, NY 10017, and our telephone number is (212) 759-0777. We maintain a website at www.sierraincomecorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Recent Developments

On October 10, 2017, our board of directors declared a series of semi-monthly distributions for October, November and December 2017 in the amount of $0.02667 per share. These distributions represent an annualized yield of 7.49% based on our then-current offering price of $8.55 per share. Stockholders of record as of each respective record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Record Date	Payment Date	Amount per share
October 13 and 31, 2017	October 31, 2017	$0.02667
November 15 and 30, 2017	November 30, 2017	0.02667
December 15 and 29, 2017	December 29, 2017	0.02667

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in Class A, Class T and Class I shares will bear, directly or indirectly. Other expenses are estimated and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses. This table assumes that we will receive an exemptive order satisfactory to us that will allow us to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

	Class A	Class T	Class I
Stockholder transaction expenses (as a percentage of offering price)(1)
Sales load(2)	5.50%	5.00%	—
Offering expenses(3)	0.24%	0.24%	0.24%
Distribution reinvestment plan fees(4)	None	None	—
Maximum Contingent Deferred Sales Charges(5)	—	3.00%	—
Total stockholder transaction expenses	5.74%	8.24%	0.24%
Annual expenses (as a percentage of average net assets attributable to common shares)(6)
Base Management fee(7)	3.09%	3.09%	3.09%
Incentive fees (20% of investment income and capital gains)(8)	0.42%	0.42%	0.42%
Interest payments on borrowed funds(9)	2.53%	2.53%	2.53%
Acquired fund fees and expenses(10)	—	—	—
Annual Distribution and Shareholder Servicing Fee(11)	—	1.00%	—
Other expenses(12)	1.33%	1.33%	1.33%
Total annual expenses(13)	7.37%	8.37%	7.37%

(1)
Amount assumes we sell $27 million worth of our common stock in the next twelve months. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. As of September 30, 2017, we had net assets of approximately $760 million. Assuming we raise an additional $27 million over the twelve months ended September 30, 2018, we would receive net proceeds of approximately $25 million, resulting in estimated net assets of approximately $786 million, and average net assets of approximately $772 million. There can be no assurance that we will sell $27 million worth of our common stock in the next twelve months.

(2)
As shares are sold, you will pay a maximum sales load of 5.50% and 5.00% for Class A and Class T shares, respectively, for combined upfront selling commissions and dealer manager fees to our dealer manager in accordance with the terms of the dealer manager agreement, which we refer to in this prospectus as the dealer manager agreement. Our dealer manager will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. In connection with the sale of shares by participating broker-dealers, our dealer manager will reallow and pay participating broker-dealers up to: (a) 3.00% of the gross proceeds from their allocated sales of Class A or Class T shares and (b) 2.50% and 2.00% for dealer manager fees of Class A or Class T shares, respectively. See “Plan of Distribution” for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases.

(3)
This amount is based upon the Company’s projected offering expenses for the next twelve months.We may reimburse our dealer manager for certain expenses that are deemed underwriting compensation. Assuming an aggregate selling commission and a dealer manager fee of 5.50% or 5.00% for Class A and Class T shares, respectively, of the gross offering proceeds, we would reimburse the dealer manager in an amount up to 0.25% of the gross offering proceeds. In the event the aggregate selling commission and dealer manager fees are less than 5.50% or 5.00% for Class A or Class T shares, respectively, of the gross offering proceeds, we would reimburse the dealer manager for expenses in an amount greater than 0.25% of the gross offering proceeds. We will also pay a $25.00 fee to Strategic Capital, an affiliate of our dealer manager, for each subscription agreement that Strategic Capital reviews and/or processes.

(4)	The expenses of the distribution reinvestment plan are included in Other Expenses. See “Distribution Reinvestment Plan.”

(5)
Class T shares may be subject to a contingent deferred sales charge in the event that a stockholder tenders his or her shares of common stock for repurchase by us prior to the third anniversary of the date that such shares were purchased. Class A and Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The maximum contingent deferred sales charge for Class T shares is 3.00%, which assumes a stockholder tendered his or her shares of common stock prior to the first anniversary of the date that such shares were purchased. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that an investor holds such shares.

(6)
Amount assumes we sell $27 million worth of our common stock in the next twelve months, which includes $17 million of Class A shares, $7 million of Class T shares, and $3 million of Class I shares. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to raise less than $27 million, our expenses as a percentage of average net assets may be significantly higher. There can be no assurance that we will sell $27 million worth of our common stock.

(7)
Our base management fee is calculated at an annual rate of 1.75%, based on our gross assets, and is payable quarterly in arrears. See “Investment Advisory Agreement and Fees.” If we borrow funds equal to 55.25% of net assets, our management fee in relation to our net assets would be higher because the management fee is calculated on the basis of our gross assets (which includes any borrowings for investment purposes).

(8)
Incentive fees in the table are based on the actual fees incurred for the preceding 12-month period. We may have capital gains and investment income that could result in the payment of an incentive fee in the first year after completion of this offering. The incentive fees, if any, are divided into two parts:

i.
a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our net assets at the end of the immediately preceding quarter, will equal 20% of the amount of our pre-incentive fee net investment income; and

ii.
an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains; and The incentive fees are based on our performance and will not be paid unless we achieve certain goals. We will record an expense accrual relating to the capital gains incentive fee payable by us to our investment advisor (but not paid) when the unrealized gains on our investments exceed all realized capital losses on our investments given the fact that a capital gains incentive fee would be owed to our investment advisor if we were to sell our investment portfolio at such time. The amount in the table assumes that no incentive fees on capital gains will be paid for the following 12-month period which is based on the actual realized capital gains (losses) for the quarter ended September 30, 2017 and the unrealized appreciation (depreciation) of our assets investments as of such date and assumes that all such unrealized appreciation (depreciation) is converted to realized capital gains (losses) on such date. See “Investment Advisory Agreement and Fees” for more information concerning the incentive fees.

(9)
We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figure in the table assumes we borrow for investment purposes an amount equal to 75.10% of our estimated future net assets and that the average annual interest rate on the amount borrowed is 3.31%.Our ability to incur leverage during the twelve months following the commencement of this offering depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering.

(10)
As we have no intention of investing in the securities or other investment instruments of registered investment companies, BDCs or other investment funds, we have not included any such expenses in this line item.

(11)
Percentage reflects an annual distribution fee for Class T shares of 1.00% of the estimated value of such shares, as determined in accordance with the applicable rules under FINRA. Class A and Class I shares are not subject to an annual distribution fee. The distribution fee will accrue daily and be paid monthly and will begin on the first day of the first full calendar month following the date of the first sale of a Class T share. The distribution fee is intended to compensate our affiliated dealer manager and its affiliates for amounts paid to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee is payable by us with respect to our Class T shares. See “Plan of Distribution” for a more complete description of the compensation paid to the dealer manager and others affiliated with the sale of shares.

(12)
Other Expenses, including expenses incurred in connection with administering our business, are based on actual amounts for the preceding 12-month period and includes accounting, legal and auditing fees as well as the reimbursement of the compensation of our chief financial officer, chief compliance officer and other administrative personnel and fees payable to our independent directors.

(13)	For the nine months ended September 30, 2017, our ratio of net expenses to average net assets was 6.71%.

Example

We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses remain at the levels set forth in the table above, except that the investment would reach the applicable Sales Charge Cap within four years with respect to our Class T shares and therefore the distribution fee will terminate within four years from the date of purchase (2) the annual return on investment before fees and expenses is 5%, as required by the SEC, (3) the net return after payment of fees and expenses is distributed to stockholders and reinvested at net asset value, and (4) subscribers to our Class A and Class T shares will pay an upfront selling commission of up to 3.0%, and a dealer manager fee of up to 2.50% or 2.0% with respect to Class A and Class T shares, respectively, and an ongoing distribution and shareholder servicing fee at an annualized rate of 1.00% of net asset value for the first four years with respect to Class T shares, sold by us in this offering.

You would pay the following expenses assuming a 5% annual return (none of which is subject to incentive fees on capital gains):

Class	1 Year	3 Years	5 Years	10 Years
Class A	$126	$259	$385	$675
Class T: if you did not sell your shares	$130	$279	$417	$724
Class T: if you sold all your shares at the end of the period	$160	$289	$417	$724
Class I	$75	$215	$349	$656

You would pay the following expenses assuming a 5% annual return resulting entirely from net realized capital gains:

Class	1 Year	3 Years	5 Years	10 Years
Class A	$131	$272	$406	$716
Class T: if you did not sell your shares	$137	$297	$447	$779
Class T: if you sold all your shares at the end of the period	$167	$307	$447	$779
Class I	$80	$229	$372	$699

While the examples assume a 5% annual return, our performance will vary and may result in an annual return that is greater or less than 5%. These examples should not be considered a representation of your future expenses, and actual expenses may be greater or less than those shown. With a 5% annual return that is generated partly or entirely from realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would likely be incurred. See “Investment Advisory Agreement and Fees” for information concerning incentive fees. If we achieve sufficient returns on our investments to trigger an incentive fee on income of a material amount, both our distributions to our common stockholders and our expenses would likely be higher.

QUESTIONS AND ANSWERS
Q: What are BDCs?

A: BDCs are closed-end investment companies that elect to be regulated and treated as BDCs under the 1940 Act. As such, BDCs are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act and Securities Exchange Act of 1934, as amended, or the Exchange Act. BDCs typically invest in private or thinly traded public U.S. companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for U.S. federal income tax purposes if they so choose.

Q: What is a RIC?

A: A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders as taxable distributions. To be taxed as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain and maintain RIC tax treatment, a company must distribute to its stockholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q: What is a “best efforts” securities offering and how long will this securities offering last?

A: When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We have filed post-effective amendments to our prior registration statement, which were subject to SEC review, that have allowed us to continue this offering beyond its initial term of two years. Our current registration statement will allow us to continue offering up to an additional 69,000,000 shares of our common stock. On March 1, 2017, our board of directors approved an extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless further extended by our board of directors.

Q: When will you accept and close on subscriptions?

A: We close on subscriptions received and accepted by us on a weekly basis.

Q: Who can buy shares of common stock in this offering?

A: In general, you may buy our common stock pursuant to this prospectus if you have either (1) net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards” beginning on page ii. For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of SIC Advisors and (e) the tax consequences of the investment.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we receive the requisite multi-class exemptive relief. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.”

We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. Class I shares will also be subject to a minimum purchase amount. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Advisor and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Generally, you must purchase at least $2,000 in our Class A, Class T or Class I shares, except for certain investors. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class A, Class T or Class I shares must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain jurisdictions, so you should carefully read the more detailed description under “Suitability Standards.”

Our affiliates may also purchase our common stock. The selling commission and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for certain purchasers, including our affiliates.

Q: Who will choose which investments to make?

A: All investment decisions will be made by SIC Advisors, as approved by the Investment Committee. The Investment Committee is comprised of a minimum of three members selected from senior members of SIC Advisors’ Investment Team. Approval of an investment requires a majority vote of the Investment Committee, although unanimous agreement is sought. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance. Our board of directors will annually review the compensation we pay to SIC Advisors to determine that the provisions of the Investment Advisory Agreement are carried out.

Q: What are the risks involved in making an investment in your shares?

A: For a complete discussion of the risks related to this offering, see “Risk Factors” beginning on page 32.

Q: Are there any conflicts of interests risks?

A: For a complete discussion of the risks related to potential conflicts of interest, see “Risk Factors,” beginning on page 32, and “Certain Relationships and Related Party Transactions,” beginning on page 111.

Q: What is the experience of SIC Advisors?

A: Our investment activities are managed by SIC Advisors, who oversees the management of our activities and the day-to-day management of our investment operations. SIC Advisors is an affiliate of Medley. We believe SIC Advisors’ senior management team has significant experience across private lending, private equity and real estate investing, including experience advising and managing a BDC through their management of Medley Capital Corporation, a publicly traded BDC (NYSE:MCC). See “Management” for more information on the experience of the members of the senior management team.

Q: How long will this offering last?

A: This is a continuous offering of our shares as permitted by the federal securities laws. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. On March 1, 2017, our board of directors approved an extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless further extended by our board of directors. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. Your ability to submit shares for repurchase will not be affected by the expiration of this offering and the commencement of a new one.

Q: Will I receive a stock certificate?

A: No. Our board of directors has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q: Can I invest through my IRA, SEP or after-tax deferred account?

A: Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law. See “Suitability Standards” for more information.

Q: What kinds of fees will I be paying?

A: There are two types of fees that you will incur. First, there are stockholder transaction expenses that are a one-time upfront fee with respect to Class A and Class T shares, while Class I shares are not subject to such fee. They are calculated as a percentage of the public offering price and made up of selling commissions, dealer manager fees and offering expenses. Our Class T shares may also be subject to a contingent deferred sales charge. See “Share Repurchase Program.” Second, as an externally managed BDC, we will also incur various recurring expenses, including the management fees and incentive fees that are payable under our Investment Advisory Agreement and administrative costs that are payable under our Administration Agreement. See “Fees and Expenses,” “Investment Advisory Agreement and Fees” and “Administration Agreement and Fees” for more information. In addition, our Class T shares will be subject to an annual distribution fee. See “Fees and Expenses,” “Investment Advisory and Administrative Services Agreement” and “Multiple Share Classes” for more information.

Q: How will the payment of fees and expenses affect my invested capital?

A: The payment of fees and expenses will reduce: (1) the funds available to us for investments in portfolio companies, (2) the net income generated by us, (3) funds available for distribution to our stockholders and (4) the net asset value of your shares of common stock.

Q: Are there any restrictions on the transfer of shares?

A: No. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as set forth under the terms of our Class A, Class T and Class I common stock described in “Multiple Share Classes,” each class of our shares will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. However, we do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for them in the foreseeable future. We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. In addition, any such repurchases will be at the most recently disclosed net asset value per share. If you wish to tender your Class T shares for repurchase by us prior to the third anniversary of the date that such shares were purchased, such shares may be subject to a contingent deferred sales charge. See “Share Repurchase Program” for additional information regarding the contingent deferred sales charge and amounts that would be payable based on the period of time that a stockholder holds such shares. As a result, your ability to sell your shares will be limited and you may not receive a full return of invested capital upon selling your shares. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors — Risks Related to an Investment in Our Common Stock.”

Q: Will I be able to sell my shares of common stock in a secondary market?

A: We do not intend to list our shares on a securities exchange during the offering period, and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q: Will I otherwise be able to liquidate my investment?

A: We intend to seek to complete a liquidity event for our stockholders within seven years following the expiration of the offering period, although we may determine to complete a liquidity event earlier. We will view our offering stage as complete as of the termination date of our most recent public equity offering if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our common shares on a national securities exchange or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your common shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the common shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

Q: Will the distributions I receive be taxable?

A: Yes. Although we intend to maintain our qualification as a RIC and generally not pay corporate-level U.S. federal income taxes, distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. See “Tax Matters.”

Q: When will I get my detailed tax information?

A: We intend to send to each of our non-corporate U.S. stockholders, within 75 days after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q: Who can help answer my questions?

A: If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

SC Distributors, LLC
695 Town Center Drive
Costa Mesa, CA 92626
949-706-8640

SELECTED FINANCIAL AND OTHER DATA

The following selected consolidated financial data for the years ended December 31, 2016, 2015, 2014, 2013 and for the period from April 17, 2012 (commencement of operations) to December 31, 2012 is derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, our independent registered public accounting firm. The financial information as of and for the nine months ended September 30, 2017 was derived from our unaudited financial statements and related notes. The data should be read in conjunction with our consolidated financial statements and related notes thereto and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of and for the Nine Months Ended September 30, 2017	As of and for the Year Ended December 31, 2016	As of and for the Year Ended December 31, 2015	As of and for the Year Ended December 31, 2014	As of and for the Year Ended December 31, 2013	As of and for the period from April 17, 2012 (date of inception) to December 31, 2012

Statement of Operations data:
Total investment income	$78,575,554	$99,780,496	$85,639,700	$39,391,455	$8,007,002	$1,235,116
Base management fees	16,036,068	19,928,802	17,234,293	8,976,657	1,906,386	319,530
Incentive fee	1,872,805	9,281,479	4,434,352	(183,617)	182,989	628
All other expenses – Net of expense reimbursement	21,310,029	10,605,743	17,470,552	11,032,000	574,082	424,926
Net investment income	39,356,652	59,964,472	46,500,503	19,566,415	5,343,545	490,032
Unrealized appreciation/(depreciation) on total investments	3,578,530	22,484,721	(67,923,168)	(12,525,678)	839,817	(19,160)
Net realized gain/(loss) on total investments	(22,951,047)	(13,120,398)	11,309,852	7,011,513	97,424	22,298
Net increase/decrease in net assets resulting from operations	$19,984,135	$69,328,795	$(10,112,813)	$14,052,250	$6,280,786	$493,170
Per share data:
Net asset value at beginning of period	$8.17	$8.16	$8.97	$9.18	$8.96	$9.03
Net investment income/(loss)	0.40	0.66	0.66	0.55	0.72	0.33
Net realized gains/(losses) on investments and total return swap	(0.24)	(0.15)	0.16	0.20	0.01	0.01
Net unrealized appreciation/(depreciation) on investments and total return swap	0.04	0.25	(0.96)	(0.35)	0.12	(0.01)
Net increase/(decrease) in net assets	0.20	0.76	(0.14)	0.40	0.85	0.33
Distributions from return of capital	—	—	—	(0.19)	—	—
Distributions declared from net investment income	(0.48)	(0.76)	(0.80)	(0.61)	(0.80)	(0.39)
Distributions from net realized capital gains	—	—	—	—	—	(0.01)
Total distributions to stockholders	(0.48)	(0.76)	(0.80)	(0.80)	(0.80)	(0.40)
Issuance of common stock above net asset value	—	0.01	0.13	0.19	0.17	—
Net asset value at end of period	$7.89	$8.17	$8.16	$8.97	$9.18	$8.96
Total return based on net asset value(1)	2.56%	9.87%	(0.46)%	6.48%	11.75%	3.35%
Portfolio turnover rate	24.47%	26.33%	23.66%	37.17%	51.30%	18.86%
Shares outstanding at end of period	96,300,123	94,666,418	82,623,649	54,260,324	16,663,500	2,300,573
Net asset at end of period	$763,961,571	$773,113,087	$674,124,099	$486,519,913	$153,002,273	$20,622,982

	As of and for the Nine Months Ended September 30, 2017	As of and for the Year Ended December 31, 2016	As of and for the Year Ended December 31, 2015	As of and for the Year Ended December 31, 2014	As of and for the Year Ended December 31, 2013	As of and for the period from April 17, 2012 (date of inception) to December 31, 2012

Balance Sheet data at year end:
Total investment portfolio at fair value	$1,067,062,092	$983,144,322	$907,362,444	$616,915,093	$137,801,537	$30,580,211
Cash collateral on total return swap	68,000,000	79,620,942	77,029,970	56,877,928	6,706,159	—
Total investments	1,135,062,092	1,062,765,264	984,392,414	673,793,021	144,507,696	30,580,211
Cash and cash equivalents	82,699,636	99,400,794	93,658,142	65,749,154	34,939,948	6,651,767
Other assets	11,284,829	21,565,190	16,656,232	13,847,775	5,609,055	1,608,400
Total assets	1,229,046,557	1,183,731,248	1,094,706,788	753,389,950	185,056,699	38,840,378
Total liabilities	468,797,486	410,618,161	420,582,689	266,870,037	32,054,426	18,217,396
Total net assets	$760,249,071	$773,113,087	$674,124,099	$486,519,913	$153,002,273	$20,622,982
Other data (unaudited):
Weighted average yield on total investments(2)	10.1%	10.4%	11.5%	10.8%	10.0%	11.0%
Number of companies in investment portfolio at year end	116	99	89	73	49	34

(1)
The total return equals the change in the net asset value of the Company's common stock during the period, plus distributions declared per share during the period, divided by the net asset value of the Company's common stock at the beginning of the period.

(2)	The weighted average yield represents amortized total investments yield to maturity including the yield of cash collateral on the total return swap.

SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following tables set forth certain quarterly financial information for each of the quarters for the years ended December 31, 2016, 2015 and 2014 and for the quarters ended September 30, 2017, June 30, 2017 and March 31, 2017. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the past fiscal year or for any future quarter.

	Quarter Ended
	September 30, 2017	June 30, 2017	March 31, 2017
Total Investment Income	$27,640,738	$24,704,225	$26,230,591
Total Investment Income per Common Share	0.29	0.26	0.27
Net Investment Income	13,501,720	12,109,185	13,745,747
Net Investment Income per Common Share	0.14	0.13	0.14
Net Realized and Unrealized Gain (Loss)	(10,113,346)	(3,982,390)	(5,276,781)
Net Realized and Unrealized Gain (Loss) per Common Share	(0.07)	(0.05)	(0.05)
Net Increase (Decrease) in Net Assets Resulting from Operations	$3,388,374	$8,126,795	$8,468,966
Basic and Diluted Earnings (Loss) per Common Share	0.07	0.08	0.09
Net Asset Value per Common Share at End of Quarter	7.89	8.02	8.10

	Quarter Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total Investment Income	$26,608,281	$25,148,661	$24,797,049	$23,226,505
Total Investment Income per Common Share	0.28	0.27	0.27	0.27
Net Investment Income	13,673,095	15,609,962	16,159,711	14,521,704
Net Investment Income per Common Share	0.14	0.17	0.18	0.17
Net Realized and Unrealized Gain (Loss)	3,825,620	5,224,610	8,561,077	(8,246,984)
Net Realized and Unrealized Gain (Loss) per Common Share	0.04	0.06	0.09	(0.09)
Net Increase (Decrease) in Net Assets Resulting from Operations	$17,498,715	$20,834,572	$24,720,788	$6,274,720
Basic and Diluted Earnings (Loss) per Common Share	0.18	0.23	0.28	0.07
Net Asset Value per Common Share at End of Quarter	8.17	8.14	8.11	8.04

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total Investment Income	$23,853,088	$23,479,346	$22,300,447	$16,006,819
Total Investment Income per Common Share	0.29	0.31	0.33	0.27
Net Investment Income	13,980,254	11,508,990	12,111,932	8,899,327
Net Investment Income per Common Share	0.17	0.15	0.18	0.15
Net Realized and Unrealized Gain (Loss)	(31,161,585)	(28,007,718)	(542,566)	3,098,553
Net Realized and Unrealized Gain (Loss) per Common Share	(0.38)	(0.38)	(0.01)	0.05
Net Increase (Decrease) in Net Assets Resulting from Operations	$(17,181,331)	$(16,498,728)	$11,569,366	$11,997,880
Basic and Diluted Earnings (Loss) per Common Share	(0.21)	(0.22)	0.17	0.21
Net Asset Value per Common Share at End of Quarter	8.16	8.56	8.96	8.98

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total Investment Income	$15,926,766	$12,054,651	$6,813,824	$4,596,214
Total Investment Income per Common Share	0.31	0.30	0.23	0.23
Net Investment Income	9,005,148	4,312,499	3,756,119	2,492,649
Net Investment Income per Common Share	0.18	0.11	0.13	0.12
Net Realized and Unrealized Gain (Loss)	(12,958,538)	2,010,264	3,479,210	1,954,899
Net Realized and Unrealized Gain (Loss) per Common Share	(0.25)	0.05	0.12	0.10
Net Increase (Decrease) in Net Assets Resulting from Operations	$(3,953,390)	$6,322,763	$7,235,329	$4,447,548
Basic and Diluted Earnings (Loss) per Common Share	(0.08)	0.16	0.25	0.22
Net Asset Value per Common Share at End of Quarter	8.97	9.22	9.25	9.20

Item 1A.
RISK FACTORS
Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value of our common stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Structure

The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect debt and equity capital markets, which may have a negative impact on our business, financial condition and operations.

From time to time, capital markets may experience periods of disruption and instability. The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis, including any austerity measures taken in exchange for bailout of certain nations, and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union (“Brexit”), and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because of the election results in the U.K. in June 2017, there is increased uncertainty on the timing of Brexit. There is also continued concern about national-level support for the euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. These market conditions have historically and could again have a material adverse effect on debt and equity capital markets in the United States and Europe, which could have a materially negative impact on our business, financial condition and results of operations. We and other companies in the financial services sector may have to access, if available, alternative markets for debt and equity capital.

As a result of the 2016 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

Equity capital may be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our stockholders and our independent directors. Volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. The reappearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently experience. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity).

Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.

Significant developments stemming from the United Kingdom’s referendum on membership in the European Union could have a material adverse effect on us.

In June 2016, the United Kingdom held a referendum in which a majority of voters voted in favor of leaving the European Union (“Brexit”), and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit has created political and economic uncertainty, particularly in the United Kingdom and the European Union, and this uncertainty may last for years. Negotiations are expected to commence to determine the future terms of the United Kingdom’s relationship with the European Union. Events that could occur in the future as a consequence of the United Kingdom’s withdrawal, including the possible breakup of the United Kingdom, may continue to cause significant volatility in global financial markets, including in global currency and credit markets. This volatility could cause a slowdown in economic activity in the United Kingdom, Europe or globally, which could adversely affect our operating results and growth prospects. Any of these effects of Brexit, and others we cannot anticipate, could have unpredictable consequences for credit markets and adversely affect our business, results of operations and financial performance.

The downgrade of the U.S. credit rating and economic crisis in Europe could negatively impact our business, financial condition and earnings.

U.S. debt ceiling and budget deficit concerns together with signs of deteriorating sovereign debt conditions in Europe continue to present the possibility of a credit-rating downgrade, economic slowdowns, or a recession for the United States. The impact of any further downgrades to the U.S. government’s sovereign credit rating or downgraded sovereign credit ratings of European countries or the Russian Federation, or their perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions. These developments, along with any further European sovereign debt issues, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Continued adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program. It is unknown what effect, if any, the conclusion of this program will have on credit markets and the value of our investments. These and any future developments and reactions of the credit markets toward these developments could cause interest rates and borrowing costs to rise, which may negatively impact our ability to obtain debt financing on favorable terms. In December 2017, the Federal Reserve raised the federal funds rate, which was the third such interest rate hike in 2017, to a range between 1.25% to 1.50%, and the Federal Reserve has announced its intention to continue to raise the federal funds rate over time. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms. Any continued adverse economic conditions could have material adverse effect on our business, financial condition and results of operations.

Rising interest rates may adversely affect the value of our portfolio investments which could have an adverse effect on our business, financial condition and results of operations.

Our debt investments may be based on floating rates, such as LIBOR, EURIBOR, the Federal Funds Rate or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on our investments, the value of our shares and our rate of return on invested capital. A reduction in the interest rates on new investments relative to interest rates on current investments could also have an adverse impact on our net interest income. An increase in interest rates could decrease the value of any investments we hold which earn fixed interest rates, including subordinated loans, senior and junior secured and unsecured debt securities and loans and high yield bonds, and also could increase our interest expense, thereby decreasing our net income. Also, an increase in interest rates available to investors could make investment in our shares less attractive if we are not able to increase our distribution rate, which could reduce the value of our shares.

Because we may borrow funds and may issue preferred shares to finance investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds or pay distributions on preferred shares and the rate that our investments yield. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase except to the extent we have issued fixed rate debt or preferred shares, which could reduce our net investment income.

You should also be aware that a change in the general level of interest rates can be expected to lead to a change in the interest rate we receive on many of our debt investments. Accordingly, a change in the interest rate could make it easier for us to meet or exceed the performance threshold and may result in a substantial increase in the amount of incentive fees payable to our Advisor with respect to the portion of the incentive fee based on income.

Changes relating to the LIBOR calculation process may adversely affect the value of our portfolio of LIBOR-indexed, floating-rate debt securities.

In the recent past, concerns have been publicized that some of the member banks surveyed by the British Bankers’ Association (‘‘BBA’’) in connection with the calculation of LIBOR across a range of maturities and currencies may have been under-reporting or otherwise manipulating the inter-bank lending rate applicable to them in order to profit on their derivatives positions or to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may have resulted from reporting inter-bank lending rates higher than those they actually submitted. A number of BBA member banks entered into settlements with their regulators and law enforcement agencies with respect to alleged manipulation of LIBOR, and investigations by regulators and governmental authorities in various jurisdictions are ongoing.

Actions by the BBA, regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. Potential changes, or uncertainty related to such potential changes may adversely affect the market for LIBOR-based securities, including our portfolio of LIBOR-indexed, floating-rate debt securities. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of our portfolio of LIBOR-indexed, floating-rate debt securities. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR could have an adverse impact on the market for or value of any LIBOR-indexed, floating-rate debt securities or on our overall financial condition or results of operations.

Our business and operation could be negatively affected if we become subject to any securities litigation or stockholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or stockholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our board of directors’ attention and resources from our business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is highly dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•     sudden electrical or telecommunications outages;

•     natural disasters such as earthquakes, tornadoes and hurricanes;
•     disease pandemics;
•     events arising from local or larger scale political or social matters, including terrorist acts; and
•     cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

We face cybersecurity risks. If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could impair our liquidity, disrupt our business, damage our reputation and cause losses.

Cybersecurity refers to the combination of technologies, processes, and procedures established to protect information technology systems and data from unauthorized access, attack, or damage. We are subject to cybersecurity risks and third parties with which we do business may also be sources of cybersecurity or other technological risk. Information cybersecurity risks have significantly increased in recent years and, while we have not experienced any material losses relating to cyber attacks or other information security breaches, we could suffer such losses in the future. Our computer systems, software and networks may be vulnerable to unauthorized access, computer viruses or other malicious code and other events that could have a security impact. If one or more of such events occur, this potentially could jeopardize confidential and other information, including nonpublic personal information and sensitive business data, processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations or the operations of our customers or counterparties, which could result in significant losses or reputational damage. This could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations. Privacy and information security laws and regulation changes, and compliance with those changes, may result in cost increases due to system changes and the development of new administrative processes. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. We currently do not maintain insurance coverage relating to cybersecurity risks, and we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are not fully insured.

Cybersecurity failures or breaches by our Advisor, other service providers (including, but not limited to, accountants, custodians, transfer agents and administrators), and the issuers of securities in which we invest also have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, interference with our ability to calculate net asset value, impediments to trading, the inability of our stockholders to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, substantial costs may be incurred in order to prevent any cyber incidents in the future.

We outsource certain functions and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

Difficult market and political conditions may adversely affect our business in many ways, including by reducing the value or hampering the performance of the investments made by our portfolio companies, each of which could materially and adversely affect our business, results of operations and financial condition.

Our business is materially affected by conditions in the global financial markets and economic and political conditions throughout the world, such as interest rates, availability and cost of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to our taxation, taxation of our investors, the possibility of changes to tax laws in either the United States or any non-U.S. jurisdiction and regulations on asset managers), trade barriers, commodity prices, currency exchange rates and controls and national and international political circumstances (including wars, terrorist acts and security operations). These factors are outside of our control and may affect the level and volatility of asset prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to these conditions. Ongoing developments in the U.S. and global financial markets following the turmoil in the global capital markets and the financial services industry in late 2008 and early 2009 continue to illustrate that the current environment is still one of uncertainty and instability for investment management businesses. In the future, the U.S. government may not be able to meet its debt payments unless the federal debt ceiling is raised. If legislation increasing the debt ceiling is not enacted, as needed, and the debt ceiling is reached, the U.S. federal government may stop or delay making payments on its obligations, which could negatively impact the U.S. economy. These and other conditions in the global financial markets and the global economy may result in adverse consequences for our portfolio companies, including by reducing the value or hampering the performance of the investments made by our portfolio companies, each of which could materially affect our business, results of operations and financial condition.

A failure on our part to maintain our status as a BDC would significantly reduce our operating flexibility.

If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the 1940 Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

We may suffer credit losses.

Private debt in the form of secured loans to corporate and asset-based borrowers is highly speculative and involves a high degree of risk of credit loss, and therefore an investment in our securities may not be suitable for someone with a low tolerance for risk. These risks are likely to increase during an economic recession, such as the economic recession or downturn that the United States and many other countries have recently experienced or are experiencing.

Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation.

Prior to the onset of the financial crisis that began in 2007, securitized investment vehicles, hedge funds and other highly leveraged non-bank financial institutions comprised the majority of the market for purchasing and holding senior and subordinated debt. As the trading price of the loans underlying these portfolios began to deteriorate beginning in the first quarter of 2007, we believe that many institutions were forced to raise cash by selling their interests in performing assets in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with falling underlying credit values, widespread redemption requests, and other constraints resulting from the credit crisis generating further selling pressure.

Conditions in the medium- and large-sized U.S. corporate debt market may experience similar or worse disruption or deterioration in the future, which may cause pricing levels to similarly decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Advisor’s ability to manage and support our investment process. If the Advisor was to lose a significant number of its key professionals, our ability to achieve our investment objective could be significantly harmed.

We have no internal management capacity or employees other than our appointed executive officers and are dependent upon the investment expertise, skill and network of business contacts of our Advisor to achieve our investment objective. Our Advisor will evaluate, negotiate, structure, execute, monitor, and service our investments. Our future success depends to a significant extent on the continued service and coordination of our Advisor, including its key professionals. The departure of a significant number of our Advisor’s key professionals could have a material adverse effect on our ability to achieve our investment objective. Our ability to achieve our investment objective also depends on the ability of our Advisor to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Advisor’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Advisor may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Advisor may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Investment Advisory Agreement has termination provisions that allow the agreement to be terminated by us on 60 days’ notice or by SIC Advisors on 120 days’ notice without penalty.

We depend upon senior management personnel of SIC Advisors for our future success, and if SIC Advisors is unable to retain qualified personnel or if SIC Advisors loses any member of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We depend on our investment management team, or the Investment Team, which is provided by SIC Advisors, for the identification, final selection, structuring, closing and monitoring of our investments. Our Investment Team is integral to our asset management activities and has critical industry experience and relationships that we will rely on to implement our business plan. Our future success depends on our Investment Team’s continued service to SIC Advisors. The departure of any of the members of SIC Advisors’ Investment Team could have a material adverse effect on our ability to achieve our investment objective. As a result, we may not be able to operate our business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. In addition, we can offer no assurance that SIC Advisors will remain our investment adviser or our administrator.

Our investment adviser may not be able to achieve the same or similar returns as those achieved in the past by our senior management and Investment Team.

The track record and achievements of the senior management and Investment Team of SIC Advisors are not necessarily indicative of future results that will be achieved by our investment adviser. As a result, our investment adviser may not be able to achieve the same or similar returns as those achieved by our senior management and Investment Team during their tenure with SIC Advisors or while they were employed at prior positions.

Because we expect to distribute substantially all of our net investment income and net realized capital gains to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

We have elected and qualified to be taxed for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. As a RIC, we must meet certain requirements, including source-of-income, asset diversification and distribution requirements in order to not have to pay corporate-level U.S. federal income taxes on income we distribute to our stockholders as dividends, which allows us to substantially reduce or eliminate our corporate-level U.S. federal income tax liability. As a BDC, we are generally required to meet a coverage ratio of total assets to total senior securities, which includes all of our borrowings and any preferred stock we may issue in the future, of at least 200% at the time we issue any debt or preferred stock. This requirement limits the amount of our leverage. Because we will continue to need capital to grow our investment portfolio, this limitation may prevent us from incurring debt or issuing preferred stock and require us to raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. In addition, as a BDC, we are generally not permitted to issue common stock priced below NAV without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our NAV could decline.

The amount of any distributions we pay is uncertain. We may not be able to pay you distributions or be able to sustain them and our distributions may not grow over time.

We began declaring semi-monthly distributions, which are paid on a monthly basis, to our stockholders beginning in July 2012 and intend to continue declaring semi-monthly distributions to stockholders, to the extent that we have assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of cash distributions or year-to-year increases in cash distributions. All distributions that we make will be at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status and other factors as our board of directors may deem to be relevant. Our ability to pay distributions might be adversely affected by the impact of the risks described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. As a result, we cannot assure you that we will pay distributions to our stockholders in the future.

Our distribution proceeds may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions, which may reduce the amount of capital we ultimately invest in assets.

The distributions we pay to our stockholders may exceed earnings, particularly during the period before we have substantially invested the net proceeds from this offering. In the event that we encounter delays in locating suitable investment opportunities, we may pay our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in portfolio companies. Accordingly, stockholders who receive the payment of a dividend or other distribution from us should not assume that such dividend or other distribution is the result of a net profit earned by us. The Expense Support Agreement expired on December 31, 2016, and was not renewed, which will make it more likely that distributions may include a return of capital.

You will have limited opportunities to sell your shares and, to the extent you are able to sell your shares under our share repurchase program, you may not be able to recover the amount of your investment in our shares.

Our share repurchase program includes numerous restrictions that limit your ability to sell your shares. Unless our board of directors determines otherwise, we limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the issuance of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from the sale of our investments as of the end of the applicable quarter to repurchase shares. We limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. In addition, our board of directors may suspend or terminate the share repurchase program. We will notify you of such developments: (i) in our periodic or current reports or (ii) by means of a separate mailing to you. In addition, we will have discretion to suspend or terminate the program, and to cease repurchases. Further, the program may have many limitations and should not be relied upon as a method to sell shares promptly and at a desired price.

Because our business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of our Advisor to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

SIC Advisors depends on its relationships with corporations, financial institutions and investment firms, and we rely indirectly to a significant extent upon these relationships to provide us with potential investment opportunities. If SIC Advisors fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom SIC Advisors have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

A significant portion of our investment portfolio is recorded at fair value as determined in good faith by our board of directors and, as a result, there will be uncertainty as to the value of our portfolio investments.

The debt and equity securities in which we invest for which market quotations are not readily available will be valued at fair value as determined in good faith by or under the direction of our board of directors. Most, if not all, of our investments (other than cash and cash equivalents) will be classified as Level 3 under Accounting Standards Codification Topic 820 — Fair Value Measurements and Disclosures. This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. We expect that inputs into the determination of fair value of our portfolio investments will require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We have retained the services of an independent service provider to review the valuation of these loans and securities. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse to our stockholders.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree.

If SIC Advisors is unable to manage our investments effectively, we may be unable to achieve our investment objective.

Our ability to achieve our investment objective will depend on our ability to manage our business, which will depend, in turn, on the ability of SIC Advisors to identify, invest in and monitor companies that meet our investment criteria. Accomplishing this result largely will be a function of SIC Advisors’ investment process and, in conjunction with its role as our administrator, its ability to provide competent, attentive and efficient services to us.

SIC Advisors’ senior management team is comprised of members of the senior management team for Medley LLC, and they manage other investment funds. They may also be required to provide managerial assistance to our portfolio companies. These demands on their time may distract them or slow our rate of investment. Any failure to manage our business effectively could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable and default rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as indicative of performance in future periods. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other stockholders.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value. See "Determination of Net Asset Value"

We are uncertain of our sources for funding our future capital needs. If we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares of our common stock will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our RIC status. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our stockholders.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. We are also not adopting any policy restricting the percentage of our assets that may be invested in a single portfolio company. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our income tax diversification requirements applicable to RICs under Subchapter M of the Code, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies. See ‘‘Tax Matters’’

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain or replace key personnel, and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our Advisor. Our board of directors may decide in the future to acquire assets and personnel from our Advisor or its affiliates for consideration that would be negotiated at that time. There can be no assurances that we would be successful in retaining our Advisor’s key personnel in the event of a management internalization transaction. In the event we were to acquire our Advisor we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and/or shares of our stock. The payment of such consideration could reduce our net investment income.

We cannot reasonably estimate the amount of fees to our Advisor we would avoid paying, and the costs we would incur, if we acquired our Advisor, or acquired assets and personnel from it. If the expenses we assume as a result of management internalization are higher than the expenses we avoid paying to our Advisor, our net investment income would be lower than it otherwise would have been had we not acquired these entities, or acquired assets and personnel from these entities.

Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers and associates of Medley perform general and administrative functions, including accounting and financial reporting. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management’s attention from effectively managing our portfolio or our operations.

In recent years, external advisory and management structures have been the subject of stockholder litigation stemming from the assumption that internal management structures are more cost-efficient and that managers in an internal structure are more accountable to the relevant company. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Risks Related to SIC Advisors and its Respective Affiliates

Our dealer manager may face conflicts of interest as a result of a compensation arrangement between one of its affiliates and SIC Advisors.

In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a written agreement, an affiliate of the dealer manager, Strategic Capital, is entitled to receive up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment adviser. The purpose of this arrangement is to permit our Advisor to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital holds a non-voting interest in SIC Advisors which entitles it to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors.

As a result of this compensation arrangement, our dealer manager has a financial interest in the performance of the assets recommended by SIC Advisors. The dealer manager may face conflicts of interest as a result and may have an incentive to influence our Advisor to select investments that may not be in our best interest.

Our incentive fee structure may create incentives for SIC Advisors that are not fully aligned with the interests of our stockholders.

In the course of our investing activities, we will pay management and incentive fees to SIC Advisors. These fees are based on our gross assets. As a result, investors in our common stock will invest on a ‘‘gross’’ basis and receive distributions on a ‘‘net’’ basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on our gross assets, SIC Advisors will benefit when we incur debt or use leverage. Additionally, under the incentive fee structure, SIC Advisors may benefit when capital gains are recognized and, because SIC Advisors determines when a holding is sold, SIC Advisors controls the timing of the recognition of such capital gains. Our board of directors is charged with protecting our interests by monitoring how SIC Advisors addresses these and other conflicts of interests associated with its management services and compensation. While they are not expected to review or approve borrowings or incurrence of leverage in the ordinary course, our independent directors approve our credit facilities, including the maximum amount of leverage we may employ, and will periodically review SIC Advisors’ services and fees as well as its portfolio management decisions and portfolio performance through their quarterly review of our portfolio and annual review of our investment advisory and administration agreements. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, SIC Advisors or its affiliates may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.

The part of the incentive fee payable to SIC Advisors that relates to our net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may be considered to involve a conflict of interest for SIC Advisors to the extent that it may encourage SIC Advisors to favor debt financings that provide for deferred interest, rather than current cash payments of interest. SIC Advisors may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because SIC Advisors is not obligated to reimburse us for any incentive fees received even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.

SIC Advisors and its affiliates, including our officers and some of our directors, face conflicts of interest caused by compensation arrangements with us, which could result in actions that are not in the best interests of our stockholders.

SIC Advisors and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, because the base management fee that we pay to SIC Advisors is based on our gross assets, SIC Advisors may benefit if we incur indebtedness.

There are significant potential conflicts of interest that could affect our investment returns.

There may be times when SIC Advisors, its senior management and Investment Team, and members of its Investment Committee have interests that differ from those of our stockholders, giving rise to a conflict of interest. In particular, certain private investment funds managed by the senior members of SIC Advisors hold controlling or minority equity interests, or have the right to acquire such equity interests, in some of our portfolio companies. As a result, the senior members of SIC Advisors may face conflicts of interests in connection with making business decisions for these portfolio companies to the extent that such decisions affect the debt and equity holders in these portfolio companies differently. In addition, the senior members of SIC Advisors may face conflicts of interests in connection with making investment or other decisions, including granting loan waivers or concessions on our behalf with respect to these portfolio companies given that they also manage private investment funds that hold the equity interests in these portfolio companies.

The time and resources that individuals associated with SIC Advisors devote to us may be diverted, and we may face additional competition due to the fact that SIC Advisors is not prohibited from raising money for or managing another entity that makes the same types of investments that we target.

SIC Advisors is not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. The time and resources that our Advisor devotes to us may be diverted, and during times of intense activity in other programs it may devote less time and resources to our business than is necessary or appropriate. As a result of these competing demands on their time and the fact that they may engage in other business activities on behalf of themselves and others, these individuals face conflicts of interest in allocating their time. These conflicts of interest could result in declines in the returns on our investments and the value of your investment. In addition, we may compete with any such investment entity for the same investors and investment opportunities. While we may co-invest with such investment entities to the extent permitted by the 1940 Act and the rules and regulations thereunder, the 1940 Act imposes significant limits on co-investment. In this regard, the New Exemptive Order allows us additional latitude to co-invest with certain affiliates. Nevertheless, the New Exemptive Order requires us to meet certain conditions in order to invest in certain portfolio companies in which our affiliates are investing or are invested. Affiliates of SIC Advisors, whose primary business includes the origination of investments, engage in investment advisory businesses with accounts that compete with us.

SIC Advisors may, from time to time, possess material non-public information, limiting our investment discretion.

SIC Advisors and members of its senior management and Investment Team and Investment Committee may serve as directors of, or in a similar capacity with, companies in which we invest, the securities of which are purchased or sold on our behalf. In the event that material nonpublic information is obtained with respect to such companies, we could be prohibited for a period of time from purchasing or selling the securities of such companies by law or otherwise, and this prohibition may have an adverse effect on us.

We may be obligated to pay our Advisor incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles SIC Advisors to receive an incentive fee based on our net investment income regardless of any capital losses. In such case, we may be required to pay SIC Advisors an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

Any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. SIC Advisors is not obligated to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a subsequent default, and such circumstances would result in our paying an incentive fee on income we never receive.

For U.S. federal income tax purposes, we are required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash (such as deferred interest that is accrued as original issue discount) and to make distributions with respect to such income to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. For additional discussion regarding the tax implications of being a RIC, see ‘‘Tax Matters’’

The management and incentive fees we pay to our Advisor may induce our Advisor to make speculative investments.

The incentive fee payable by us to SIC Advisors may create an incentive for SIC Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage SIC Advisors to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage SIC Advisors to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

There are certain risks relating to the investment that SIC Advisors made in us.

SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds to us of $10,000,000, which issuance was made immediately after our prior registration statement was declared effective by the SEC. Thus, SIC Advisors is a significant stockholder. As a result and given the fact that SIC Advisors is our investment advisor and certain of its principals serve as our executive officers and members of our board of directors, SIC Advisors will be able to exert significant influence over our management and policies. As a result, SIC Advisors, or any person or entity to which such shares may be transferred, may ultimately have the ability to take actions with respect to their voting of such shares that may not be in our or our stockholders’ best interest.

Our ability to enter into transactions with our affiliates will be restricted, which may limit the scope of investments available to us.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain ‘‘joint’’ transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction is deemed to be "joint"), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our Advisor as well as our officers or directors or their affiliates. The SEC has interpreted the BDC regulations governing transactions with affiliates to prohibit certain ‘‘joint transactions’’ involving entities that share a common investment advisor. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to, as well as co-investing with, any fund managed by our Affiliates without the prior approval of the SEC. The foregoing may limit the scope of investment opportunities that would otherwise be available to us.

We may, however, invest alongside other clients of our Advisor and its affiliates, including other entities they manage in certain circumstances where doing so is consistent with applicable law, the New Exemptive Order and SEC staff interpretations and guidance. For example, we may co-invest with such accounts consistent with guidance promulgated by the SEC staff permitting us and such other accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that our investment adviser, acting on our behalf and on behalf of other clients, negotiates no term other than price. We may also co-invest with our investment adviser’s other clients as otherwise permissible under regulatory guidance, applicable regulations and our Advisor’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to us and similar eligible accounts, as periodically determined by our Advisor and approved by our board of directors, including our independent directors. The allocation policy further provides that allocations among us and these other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by our Advisor. It is our policy to base our determinations as to the amount of capital available for investment based on such factors as the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. However, we can offer no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

In situations where co-investment with other clients of our Advisor or its affiliates is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of the Exemptive Order, our Advisor will need to decide which client or clients will proceed with the investment. Under our Advisor’s allocation policy, such determinations will be made based on the principle that investment opportunities shall be offered to eligible clients on an alternating basis that will be fair and equitable over time. As a result, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a client of our Advisor or its affiliate holds a controlling interest. These restrictions may limit the scope of investment opportunities that would otherwise be available to us.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by our Advisor’s affiliates’ clients. However, our Advisor’s affiliates’ clients may invest in, and gain control over, one of our portfolio companies. If our Advisor’s affiliates’ client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions, our Advisor may be unable to implement our investment strategy as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisor may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisor may choose to exit these investments prematurely and, as a result, we would forego any positive returns associated with such investments. In addition, to the extent that another client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

There may be conflicts related to obligations SIC Advisors’ senior management and Investment Team and members of its Investment Committee have to other clients.

The members of the senior management and Investment Teams and the Investment Committee of SIC Advisors serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by SIC Advisors or its affiliates. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our stockholders. For example, the personnel that comprise SIC Advisors’ Investment Team have management responsibilities for other investment funds, accounts or other investment vehicles managed by affiliates of SIC Advisors.

Our investment objective may overlap with the investment objectives of such investment funds, accounts or other investment vehicles. For example, affiliates of SIC Advisors currently manage private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to our strategy, and we may compete with these and other entities managed by affiliates of SIC Advisors for capital and investment opportunities. As a result, those individuals may face conflicts in the allocation of investment opportunities among us and other investment funds or accounts advised by principals of, or affiliated with, SIC Advisors.

We have received an Exemptive Order from the SEC that permits us to co-invest with certain other investment funds managed by SIC Advisors or its affiliates, subject to the conditions included therein. In situations where we cannot co-invest with other investment funds managed by SIC Advisors or its affiliates, the investment policies and procedures of SIC Advisors generally require that such opportunities be offered to us and such other investment funds on an alternating basis. However, there can be no assurance that we will be able to participate in all investment opportunities that are suitable to us.

Our ability to sell or otherwise exit investments in which affiliates of SIC Advisors also have an investment may be restricted.

We may be considered affiliates with respect to certain of our portfolio companies. Certain private funds advised by the senior members of SIC Advisors also hold interests in these portfolio companies and as such these interests may be considered a joint enterprise under applicable regulations. To the extent that our interests in these portfolio companies may need to be restructured in the future or to the extent that we choose to exit certain of these transactions, our ability to do so will be limited.

Risks Related to BDCs

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We compete for investments with other BDCs and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in our target market of privately owned U.S. companies. As a result of these new entrants, competition for investment opportunities in privately owned U.S. companies may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We do not seek to compete primarily based on the interest rates we offer, and we believe that some of our competitors make loans with interest rates that are comparable to or lower than the rates we offer. We may lose investment opportunities if we do not match our competitors’ pricing, terms, and structure criteria. If we are forced to match these criteria to make investments, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also, we may not be able to identify and make investments that are consistent with our investment objective.

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a BDC.

As a BDC, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition, and result of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state, and federal level. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Advisor. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Regulations governing our operation as a BDC and RIC will affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

As a result of the annual distribution requirement to qualify as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments. We may issue ‘‘senior securities,’’ including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, we therefore intend to issue equity continuously at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We may borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC, which would generally result in a corporate-level U.S. federal income tax on any income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio. We would not treat the debt issued by such a subsidiary as senior securities.

Pending legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). Legislation recently passed by the U.S. House of Representatives Financial Services Committee, would modify this section of the 1940 Act and increase the amount of debt that BDCs may incur by modifying the percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and therefore your risk of an investment in our securities may increase.

The new Republican administration may make substantial changes to fiscal and tax policies that may adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on the Company. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. The U.S. House of Representatives and U.S. Senate recently passed separate tax reform legislation, and publicly-released statements indicate that tax reform is a top legislative priority of the presidential administration. Tax reform legislation, if enacted, could make many changes to the Internal Revenue Code, and proposals included in the legislation passed by both the U.S. House of Representatives and U.S. Senate would significantly change the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. There is a substantial lack of clarity around the likelihood, timing, and final details of these or any other tax reform proposals. We cannot predict how any changes in the tax laws might affect the Company, investors or the Company’s portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect the Company’s ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to the Company and its investors of such qualification, or could have other adverse consequences. Investors are urged to consult with their tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in the Company’s securities.

Risks Related to our Investments

Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.

We intend to pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors.

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Senior Secured Debt and Second Lien Secured Debt. When we invest in senior secured term debt and second lien secured debt, we will generally take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries. There is a risk that the collateral securing our investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our security interest could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt security. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the investment terms, or at all, or that we will be able to collect on the investment should we be forced to enforce our remedies.

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Subordinated Debt. Our subordinated debt investments will generally be subordinated to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our stockholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

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Equity Investments. We expect to make selected equity investments. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. Most loans in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Loans rated below investment grade quality are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

To the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include original issue discount instruments. To the extent original issue discount constitutes a portion of our income, we will be exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

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Original issue discount instruments may create heightened credit risks because the inducement to trade higher rates for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower.

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For accounting purposes, cash distributions to stockholders representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income comes from the cash invested by the stockholders, the 1940 Act does not require that stockholders be given notice of this fact.

•	Original issue discount creates risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized.

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Interest rates payable on original issue discount instruments, including payment-in-kind loans, or PIK loans, are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans.

•
Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral.

•
An election to defer PIK interest payments by adding them to the principal of such instruments increases the Company’s gross assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases the Advisor’s future income incentive fees at a compounding rate.

•
Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities.

•	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan.

•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan.

•
The required recognition of original issue discount, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate-level taxation.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Subordinated liens on collateral securing debt that we will make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we will make in portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the debt. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents;

releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company or a representative of us or SIC Advisors sat on the board of directors of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to, or exercise control or influence over the board of directors of, the borrower.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, may not be able to dispose of our interest in our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

The lack of liquidity in our investments may adversely affect our business.

We anticipate that our investments generally will be made in private companies. Substantially all of these securities will be subject to legal and other restrictions on resale or will be otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or our investment adviser has material non-public information regarding such portfolio company.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured or second lien secured debt. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

A covenant breach by our portfolio companies may harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We intend to invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

•	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

•
may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

•
may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

•
are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us; and

•
generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, directors and members of the Advisor’s management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These privately negotiated over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. Also, under the 1940 Act, if there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of directors. As a result if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, SIC Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of SIC Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio; our ability to make follow-on investments in certain portfolio companies may be restricted.

Following an initial investment in a portfolio company, provided that there are no restrictions imposed by the 1940 Act, we may make additional investments in that portfolio company as ‘‘follow-on’’ investments in order to: (1) increase or maintain in whole or in part our equity ownership percentage; (2) exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or (3) attempt to preserve or enhance the value of our initial investment.

We have the discretion to make any follow-on investments, subject to the availability of capital resources. We may elect not to make follow-on investments or otherwise lack sufficient funds to make those investments. Our failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make such follow-on investment because we may not want to increase our concentration of risk, because we prefer other opportunities, because we are inhibited by compliance with BDC requirements or because we desire to maintain our RIC status. We also may be restricted from making follow-on investments in certain portfolio companies to the extent that affiliates of ours hold interests in such companies.

Our ability to invest in public companies may be limited in certain circumstances.

To maintain our status as a BDC, we are not permitted to acquire any assets other than ‘‘qualifying assets’’ specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Subject to certain exceptions for follow-on investments and distressed companies, an investment in an issuer that has outstanding securities listed on a national securities exchange may be treated as qualifying assets only if such issuer has a market capitalization that is less than $250 million at the time of such investment. In addition, we may invest up to 30% of our portfolio in opportunistic investments which will be intended to diversify or complement the remainder of our portfolio and to enhance our returns to stockholders. These investments may include private equity investments, securities of public companies that are broadly traded and securities of non-U.S. companies. We expect that these public companies generally will have debt securities that are non-investment grade.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Although it is anticipated that most of our investments will be denominated in U.S. dollars, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we can offer no assurance that we will, in fact, hedge currency risk or, that if we do, such strategies will be effective. As a result, a change in currency exchange rates may adversely affect our profitability.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

We may acquire indirect interests in loans rather than direct interests, which would subject us to additional risk.

We may make or acquire loans or investments through participation agreements. A participation agreement typically results in a contractual relationship only with the counterparty to the participation agreement and not with the borrower. SIC Advisors has adopted best execution procedures and guidelines to mitigate credit and counterparty risk when we acquire a loan through a participation agreement. In investing through participations, we will generally not have a right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and we may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, we will be exposed to the credit risk of both the borrower and the counterparty selling the participation. In the event of insolvency of the counterparty, we, by virtue of holding participation interests in the loan, may be treated as its general unsecured creditor. In addition, although we may have certain contractual rights under the loan participation that require the counterparty to obtain our consent prior to taking various actions relating to the loan, we cannot guarantee that the counterparty will seek such consent prior to taking various actions. Further, in investing through participation agreements, we may not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that we would otherwise conduct if we were investing directly in the loan, which may result in us being exposed to greater credit or fraud risk with respect to the borrower or the loan than we expected when initially purchasing the participation. See ‘‘Risks Related to SIC Advisors and its Respective Affiliates — There are significant potential conflicts of interest that could affect our investment returns’’ above.

We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.

Our wholly-owned, special purpose financing subsidiary, Arbor, has entered into a TRS for a portfolio of senior secured assets with Citibank, N.A., or Citibank. See ‘‘Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements’’ for a more detailed discussion of the terms of the TRS between Arbor and Citibank.

A TRS is a contract in which one party agrees to make periodic payments to another party based on the change in the market value of the assets underlying the TRS, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate. A TRS effectively adds leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. Because of the unique structure of a TRS, a TRS often offers lower financing costs than are offered through more traditional borrowing arrangements.

The TRS with Citibank enables us, through our ownership of Arbor, to obtain the economic benefit of owning the assets subject to the TRS, despite the fact that such assets will not be directly held or otherwise owned by us or Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to us borrowing funds to acquire assets and incurring interest expense to a lender.

The TRS is subject to market risk, liquidity risk and risk of imperfect correlation between the value of the TRS and the assets underlying the TRS. In addition, we may incur certain costs in connection with the TRS that could, in the aggregate, be significant.

A TRS is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In the case of the TRS with Citibank, Arbor is required to post cash collateral amounts to secure its obligations to Citibank under the TRS. Citibank, however, is not required to collateralize any of its obligations to Arbor under the TRS. Arbor bears the risk of depreciation with respect to the value of the assets underlying the TRS and is required, under the terms of the TRS, to post additional collateral on a dollar-for-dollar basis in the event of depreciation in the value of the underlying assets after such value decreases below a specified amount. The amount of collateral required to be posted by Arbor is determined primarily on the basis of the aggregate value of the underlying assets.

Arbor is required to initially cash collateralize a specified percentage of each asset (generally 25% of the market value of such asset) included under the TRS in accordance with margin requirements described in the TRS Agreement. The limit on the additional collateral that Arbor may be required to post pursuant to the TRS is equal to the difference between the full notional amount of the assets underlying the TRS and the amount of cash collateral already posted by Arbor (determined without consideration of the initial cash collateral posted for each asset included in the TRS). Arbor’s maximum liability under the TRS is the amount of any decline in the aggregate value of the assets subject to the TRS, less the amount of the cash collateral previously posted by Arbor. Therefore, the absolute risk of loss with respect to the TRS is the notional amount of the TRS.

In addition to customary events of default and termination events, the agreements governing the TRS with Citibank, which are collectively referred to herein as the TRS Agreement, contain the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Arbor or us with respect to indebtedness in an amount equal to or greater than the lesser of $10.0 million and 2% of our net asset value at such time; (d) a merger of Arbor or us meeting certain criteria; (e) either us or Arbor amending its constituent documents to alter our investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; (f) SIC Advisors ceasing to be the investment manager of Arbor or having authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank; (g) SIC Advisors ceasing to be our investment adviser; (h) Arbor failing to comply with its investment strategies or restrictions to the extent such non-compliance has or could reasonably be expected to have a material adverse effect; (i) Arbor becoming liable in respect of any obligation for borrowed money, other than arising under the TRS Agreement; (j) our dissolution or liquidation; (k) there occurring, without the prior consent of Citibank, any material change to or departure from our policies or the policies of Arbor that may not be changed without the vote of our stockholders and that relates to Arbor’s performance of its obligations under the TRS Agreement; and (l) our violating certain provisions of the 1940 Act or our election to be regulated as a BDC under the 1940 Act being revoked or withdrawn.

In addition to the rights of Citibank to terminate the TRS following an event of default or termination event as described above, Citibank may terminate the TRS on or after the second anniversary of the effective date of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Any termination by SIC Advisors on behalf of Arbor prior to the second anniversary of the effective date of the TRS will result in payment of an early termination fee to Citibank. Under the terms of the TRS, the early termination fee will equal the present value of the following two cash flows: (a) interest payments at a rate equal to 1.65% based on 70% of the maximum notional amount of $300,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS and (b) interest payments at a rate equal to 0.15% based on the maximum notional amount of $300,000,000, payable from the later of the first anniversary of the effective date of the TRS or the termination date until the second anniversary of the effective date of the TRS. Other than during the first 365 days and the last 60 days of the term of the TRS, Arbor is required to pay a minimum usage fee of 1.65% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS.

Upon any termination of the TRS, Arbor will be required to pay Citibank the amount of any decline in the aggregate value of the assets subject to the TRS or, alternatively, will be entitled to receive the amount of any appreciation in the aggregate value of such assets. In the event that Citibank chooses to exercise its termination rights, it is possible that Arbor will owe more to Citibank or, alternatively, will be entitled to receive less from Citibank than it would have if Arbor controlled the timing of such termination due to the existence of adverse market conditions at the time of such termination.

In addition, because a TRS is a form of synthetic leverage, such arrangements are subject to risks similar to those associated with the use of leverage. See ‘‘— Risks Relating to Debt Financing’’ below.

Hedging transactions may expose us to additional risks.

We may engage in currency or interest rate hedging transactions. If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transaction may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

While we may enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The disposition of our investments may result in contingent liabilities.

We currently expect that a significant portion of our investments will involve lending directly to private companies. In connection with the disposition of an investment in private securities, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to certain potential liabilities. These arrangements may result in contingent liabilities that ultimately yield funding obligations that must be satisfied through our return of certain distributions previously made to us.

If we invest in the securities and obligations of distressed and bankrupt issuers, we might not receive interest or other payments.

We may invest in the securities and obligations of distressed and bankrupt issuers, including debt obligations that are in covenant or payment default. Such investments generally are considered speculative. The repayment of defaulted obligations is subject to significant uncertainties. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer of those obligations might not make any interest or other payments. We may not realize gains from our equity investments.
Risks Relating to Debt Financing

At September 30, 2017, we had $420.0 million of outstanding indebtedness under the ING Credit Facility and the Alpine Credit Facility.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below. The calculation assumes (i) $1,229.0 million in total assets, (ii) a weighted average cost of funds of 4.4%, (iii) $420.0 million in debt outstanding and (iv) $760.2 million in stockholders’ equity. In order to compute the “Corresponding return to stockholders,” the “Assumed Return on Our Portfolio (net of expenses)” is multiplied by the assumed total assets to obtain an assumed return to us. From this amount, the interest expense is calculated by multiplying the assumed weighted average cost of funds times the assumed debt outstanding, and the product is subtracted from the assumed return to us in order to determine the return available to stockholders. The return available to stockholders is then divided by our stockholders’ equity to determine the “Corresponding return to stockholders.” Actual interest payments may be different.

Assumed Return on Our Portfolio (net of expenses)	(10)%	(5)%	0%	5%	10%
Corresponding return to stockholders(1)	(18.6)%	(10.5)%	(2.4)%	5.7%	13.7%
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(1)	In order for us to cover our annual interest payments on indebtedness, we must achieve annual returns on our September 30, 2017 total assets of at least 1.5%.
In addition, we have entered into a total return swap with Citi which provides us with exposure to a portfolio of loans with a maximum aggregate market value of $300.0 million. See “Risk Factors — Risks Related to Our Investments — We have entered into total return swap agreements or other derivative transactions which expose us to certain risks, including market risk, liquidity risk and other risks similar to those associated with the use of leverage.”

Because we use borrowed funds to make investments or fund our business operations, we are exposed to risks typically associated with leverage which increase the risk of investing in us.

We intend to borrow funds through draws from our ING Credit Facility to leverage our capital structure, which is generally considered a speculative investment technique. As a result:

•
our common shares may be exposed to an increased risk of loss because a decrease in the value of our investments may have a greater negative impact on the value of our common shares than if we did not use leverage;

•
if we do not appropriately match the assets and liabilities of our business, adverse changes in interest rates could reduce or eliminate the incremental income we make with the proceeds of any leverage;

•
our ability to pay dividends on our common stock may be restricted if our asset coverage ratio, as provided in the 1940 Act, is not at least 200% and any amounts used to service indebtedness or preferred stock would not be available for such dividends;

•	the ING Credit Facility is subject to periodic renewal by our lenders, whose continued participation cannot be guaranteed;

•	the ING Credit Facility contains covenants restricting our operating flexibility; and

•	we, and indirectly our stockholders, bear the cost of issuing and paying interest or dividends on such securities.

Covenants in the Credit Facilities may restrict our financial and operating flexibility.

We maintain the ING Credit Facility with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent, and a the Alpine Credit Facility. The Credit Facilities are secured by substantially all of our assets, subject to certain exclusions. Availability of loans under the Credit Facilities are linked to the valuation of the collateral pursuant to a borrowing base mechanism. Borrowings under the Credit Facilities are subject to, among other things, a minimum borrowing/collateral base. Substantially all of our assets are pledged as collateral under the Credit Facilities. The Credit Facilities require us to, among other things (i) make representations and warranties regarding the collateral as well as our business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for each of the Credit Facilities also include default provisions such as the failure to make timely payments under the Credit Facilities, as the case may be, the occurrence of a change in control, and our failure to materially perform under the operative agreements governing the Credit Facilities, which, if not complied with, could accelerate repayment under the Credit Facilities, thereby materially and adversely affecting our liquidity, financial condition and results of operations.

As a result of such covenants and restrictions in the Credit Facilities, we will be limited in how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. In addition, our ability to satisfy the financial requirements required by the Credit Facilities can be affected by events beyond our control and we cannot assure you that we will meet these requirements. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be in default under the Credit Facilities, and we may be prohibited from undertaking actions that are necessary or desirable to maintain and expand our business.

Default under the Credit Facilities could allow the lender(s) to declare all amounts outstanding to be immediately due and payable. If the lender(s) declare amounts outstanding under the Credit Facilities to be due, the lender(s) could proceed against the assets pledged to secure the debt under the Credit Facilities. Any event of default, therefore, could have a material adverse effect on our business if the lender(s) determine to exercise their rights.

Because we use debt to finance our investments, changes in interest rates will affect our cost of capital and net investment income.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income in the event we use our existing debt to finance our investments. In periods of rising interest rates, our cost of funds will increase to the extent we access the ING Credit Facility, since the interest rate on the ING Credit Facility is floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates. We expect that our long-term fixed-rate investments will be financed primarily with issuances of equity and long-term debt securities. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act.

You should also be aware that a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of incentive fees payable to SIC Advisors.

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our stockholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. Our use of leverage to partially finance our investments, through borrowing from banks and other lenders, increases the risks of investing in our common stock. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our stockholders. In addition, our stockholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Advisor.

We use leverage to finance our investments. The amount of leverage that we employ depends on our Advisor and our board of directors’ assessment of market and other factors at the time of the relevant borrowing. There can be no assurance that leveraged financing will in the future be available to us on favorable terms or at all. However, to the extent of our use of leverage to finance our assets, our financing costs will reduce cash available for distributions to stockholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we will employ will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

We will be exposed to risks associated with changes in interest rates.

We are subject to financial market risks, including changes in interest rates. Because we use debt to finance investments, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income.

In addition, due to the continuing effects of the prolonged economic crisis and recession that began in 2007, interest rates have recently been at or near historic lows. In the event of a significant rising interest rate environment, our portfolio companies with adjustable-rate debt could see their payments increase and there may be a significant increase in the number of our portfolio companies who are unable or unwilling to repay their debt. Investments in companies with adjustable-rate debt may also decline in value in response to rising interest rates if the rates at which they pay interest do not rise as much, or as quickly, as market interest rates in general. Similarly, during periods of rising interest rates, our investments with fixed rates may decline in value because they are locked in at below market yield.

We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent such activities are not prohibited by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to an Investment in our Common Stock

The success of this offering is dependent, in part, on the ability of the dealer manager to implement its business strategy, to hire and retain key employees and to successfully establish, operate and maintain a network of broker-dealers. Our dealer manager also serves as the dealer manager for the distribution of securities of other issuers and may experience conflicts of interest as a result.

The success of this offering and our ability to implement our business strategy is dependent upon the ability of our dealer manager to hire and retain key employees, establish, operate and maintain a network of licensed securities broker-dealers and other agents and implement its business strategy. If the dealer manager is unable to hire qualified employees, build a sufficient network of broker-dealers and implement its business strategy, we may not be able to raise adequate proceeds through this offering to implement our investment strategy.

In addition, the dealer manager serves as the dealer manager for or participate in the distribution of the securities of other issuers. As a result, the dealer manager may experience conflicts of interest in allocating its time between this offering and such other issuers, which could adversely affect our ability to raise adequate proceeds through this offering and implement our investment strategy. Further, the participating broker-dealers retained by the dealer manager may have numerous competing investment products, some with similar or identical investment strategies and areas of focus as us, which they may elect to emphasize to their retail clients.

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of directors determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

The purchase price at which investors purchase shares of our common stock will be determined at each weekly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. As a result, an investor's purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if an investor had subscribed at the prior subscription closing price. See "Determination of Net Asset Value."

Investors will not know the purchase price per share at the time they submit their subscription agreements and could pay a premium for their shares of common stock if our board of directors does not decrease the offering price in the event of a decline to our net asset value per share.

The purchase price at which an investor purchases shares will be determined at each weekly closing date to ensure that the sales price is equal to or greater than the net asset value of our shares, after deducting selling commissions and dealer manager fees. In the event of a decrease to our net asset value per share, an investor could pay a premium of more than 2.5% for its shares of common stock if our board of directors does not decrease the offering price. A decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 5% below our current net offering price and (ii) our board of directors believes that such decrease in net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%. See "Plan of Distribution."

If we are unable to raise substantial funds in our ongoing, continuous ‘‘best efforts’’ offering, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby our dealer manager and participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever. Therefore, our stockholders will have limited liquidity and may not receive a full return of invested capital upon selling their shares.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any will develop in the future. A future liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow us to retain our investment portfolio intact while providing our stockholders with access to a trading market for their securities. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See "Plan of Distribution - Compensation of the Dealer Manager and Selected Broker - Dealers."

There can be no assurance that a suitable transaction will be available or that market conditions will be favorable during that timeframe. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased.

Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by the stockholders will not be invested in portfolio companies. As a result, you may not receive a return of all of your invested capital. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to participation in our share repurchase program. In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price stockholders paid for the shares being repurchased and Class T shares may be subject to a contingent deferred sales charge. See ‘‘Share Repurchase Program’’, in Note 13 to our consolidated financial statements, for a detailed description of our proposed share repurchase program.

If our shares are listed on a national securities exchange or quoted through a quotation system, we cannot assure you a public trading market will develop or, if one develops, that such trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies, including BDCs, frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock, if listed, will trade at, above or below net asset value.

Our ability to conduct our continuous offering successfully is dependent, in part, on the ability of our dealer manager to successfully establish, operate and maintain relationships with a network of broker-dealers, which will in turn sell a sufficient number of shares of our common stock for us to achieve our investment objective.

Our dealer manager may not be able to sell a sufficient number of shares to allow us to have adequate funds to purchase a diversified portfolio of investments and generate income sufficient to cover our expenses.

The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our dealer manager to establish and maintain relationships with a network of licensed securities broker-dealers and other agents to sell our shares. If our dealer manager fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

We are not obligated to complete a liquidity event; therefore, it will be difficult for an investor to sell his or her shares.

There can be no assurance that we will complete a liquidity event. If we do not successfully complete a liquidity event, liquidity for an investor’s shares will be limited to our share repurchase program, which we have no obligation to maintain.

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that investors paid for shares in this offering. As a result, to the extent investors paid an offering price that includes the related sales load and to the extent investors have the ability to sell their shares pursuant to our share repurchase program, then the price at which an investor may sell shares, which will be at a price equal to our most recently disclosed net asset value per share immediately prior to the date of repurchase, may be lower than what an investor paid in connection with the purchase of shares in this offering.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns, which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A stockholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our investors do not have preemptive rights to any shares we issue in the future. Our articles of incorporation authorizes us to issue up to 250,000,000 shares of common stock. Pursuant to our articles of incorporation, a majority of our entire board of directors may amend our articles of incorporation to increase the number of authorized shares of stock without stockholder approval. After an investor purchases shares, our board may elect to sell additional shares in the future, issue equity interests in private offerings, or issue share-based awards to our independent directors or persons associated with the Advisor. To the extent we issue additional equity interests at or below net asset value, after an investor purchases our shares, an investor’s percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, an investor may also experience dilution in the net asset and fair value of his or her shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of directors and independent directors determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders, including a majority of those stockholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval, which could potentially adversely affect the interests of existing stockholders. In the event we issue preferred stock, this prospectus will be supplemented accordingly; however, doing so would not require a stockholder vote, unless we seek to issue preferred stock that is convertible into our common stock.

If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

If we issue preferred stock, we cannot assure you that such issuance would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock would likely cause the net asset value and market value of our common stock to become more volatile. If the dividend rate on the preferred stock were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock were to exceed the net rate of return on our portfolio, the leverage would result in a lower rate of return to the holders of our common stock than if we had not issued preferred stock. Any decline in the net asset value of our investments would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This greater net asset value decrease would also tend to cause a greater decline in the market price for our common stock. We might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing our ratings on the preferred stock or, in an extreme case, our current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, we might need to liquidate investments in order to fund a redemption of some or all of the preferred stock. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including higher advisory fees if our total return exceeds the dividend rate on the preferred stock. Holders of preferred stock may have different interests than holders of our common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock we might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

Holders of any preferred stock we might issue, voting separately as a single class, would have the right to elect two members of the board of directors at all times and in the event dividends become two full years in arrears, would have the right to elect a majority of our directors until such arrearage is completely eliminated. In addition, preferred stockholders would have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion to open-end status, and accordingly would be able to veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies or the terms of our credit facilities, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes. While we would intend to redeem our preferred stock to the extent necessary to enable us to distribute our income as required to maintain our qualification as a RIC, there can be no assurance that such actions could be effected in time to meet the tax requirements.

Certain provisions of the Maryland Corporation Law could deter takeover attempts.

Our bylaws exempt us from the Maryland Control Share Acquisition Act, which significantly restricts the voting rights of control shares of a Maryland corporation acquired in a control share acquisition. If our board of directors were to amend our bylaws to repeal this exemption from the Maryland Control Share Acquisition Act, that statute may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction. Although we do not presently intend to adopt such an amendment to our bylaws, there can be no assurance that we will not so amend our bylaws at some time in the future. We will not, however, amend our bylaws to make us subject to the Maryland Control Share Acquisition Act without our board of directors determining that doing so would not conflict with the 1940 Act and obtaining confirmation from the SEC that it does not object to that determination.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Our board of directors may also, without stockholder action, amend our articles of incorporation to increase the number of shares of stock of any class or series that we have authority to issue. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk and volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of the companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of RIC or BDC status;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

•	departure of SIC Advisors or certain of its respective key personnel;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; and

•	loss of a major funding source.

The price which you pay for our shares may not reflect our current net asset value at the time of your subscription.

In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce this offering price accordingly. Therefore, the net proceeds per share, net of all sales load, from a new investor may be in excess of the then current net asset value per share. Also, we will suspend the offering of shares until the prospectus is amended if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement or (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus.

U.S. Federal Income Tax Risks

We will be subject to corporate-level U.S. federal income tax if we are unable to qualify for the tax treatment applicable to RICs under Subchapter M of the Code or to satisfy RIC distribution requirements.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See "Tax Matters"

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90% of our net ordinary taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We would also be taxed on any retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement during each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment, or could be required to retain a portion of our income or gains, and thus become subject to corporate-level U.S. federal income tax.

The income source requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities, or similar sources. The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain ‘‘qualified publicly traded partnerships.’’ Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions. Such a failure would have a material adverse effect on our results of operations and financial conditions, and thus, our stockholders.

If we do not qualify as a ‘‘publicly offered regulated investment company,’’ as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A ‘‘publicly offered regulated investment company’’ is a RIC whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered RIC for any period, a non-corporate stockholder’s allocable portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered RIC, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered RIC after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as ‘‘passive foreign investment companies’’ and/or ‘‘controlled foreign corporations.’’ The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances, this could require us to recognize income where we do not receive a corresponding payment in cash. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the tax requirement to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. See ‘‘Tax Matters.’’

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may constitute forward-looking statements because they relate to future events or our future financial conditions. Forward-looking statements are typically identified by words or phrases such as “trend”, “opportunity”, “pipeline”, “believe”, “comfortable”, “expect”, “anticipate”, “current”, “intention”, “estimate”, “position”, “assume”, “potential”, “outlook”, “continue”, “remain”, “maintain”, “sustain”, “seek”, “achieve” and similar expressions, or future or conditional verbs such as “will”, “would”, “should”, “could”, “may” or similar expressions. The use of forecasts in this offering is prohibited. Any representations to the contrary or any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in us is not permitted. The forward-looking statements contained in this prospectus involve risks and uncertainties, including, but not limited to, statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	changes in the economy;

•	risk associated with possible disruptions in our operations or the economy generally;

•	the effect of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	actual and potential conflicts of interest with SIC Advisors and its affiliates;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of SIC Advisors to locate suitable investments for us and to monitor and administer our investments;

•	the ability of SIC Advisors and its affiliates to attract and retain highly talented professionals;

•	our ability to maintain our qualification as a RIC and as a BDC; and

•	the effect of changes in laws or regulations affecting our operations or to tax legislation and our tax position.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

ESTIMATED USE OF PROCEEDS

We intend to use substantially all of the net proceeds from this offering, after payment of certain fees and expenses, to make investments in accordance with the investment objective and strategies described in this prospectus, although we have not established limits on the use of proceeds nor have we established a limit on the amount of offering proceeds we may use for distributions. These proceeds may be used for working capital. Net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund distributions, are expected to be reinvested by us in assets in accordance with our investment objective and investment strategies.

Based on prevailing market conditions, and depending on our evaluation of the investment opportunities then available, we thereafter anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest a substantive portion of the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. We have not established limits on the amount of proceeds that we may use to fund distributions. In addition, during this time, we will pay management fees under the Investment Advisory Agreement as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering if we sell: (1) $100 million in shares of our common stock and (2) the aggregate number of shares registered under this registration statement, or 69,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock, if any, we sell in the offering. The table below also assumes that only shares of our Class A common stock are sold at an offering price of $10.00 per share.

The amounts in the table below assume that the full fees and commissions are paid on all shares of our Class A common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisors or banks acting as trustees or fiduciaries, and sales to our affiliates. The reduction in these fees, as appropriate, will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because the amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	$100 Million Raised		Maximum Offering
	Amount	%	Amount	%
Gross proceeds	$100,000,000	100%	$690,000,000	100%
Less:
Selling commissions	$3,000,000	3.00%	$20,700,000	3.00%
Dealer manager fee	$2,500,000	2.50%	$17,250,000	2.50%
Offering expenses	$240,000	0.24%	$1,656,000	0.24%
Net Proceeds/Amount Available for Investments	$94,260,000	94.26%	$650,394,000	94.26%

In addition to the sales load, we estimate that we will incur in connection with this offering approximately $2,208,000 of offering expenses if the maximum number of shares is sold at $10.00 per share. In accordance with the terms of the Investment Advisory Agreement, SIC Advisors was responsible for paying all other organization and offering expenses incurred by us until such time that we raised $300 million in gross proceeds. Since June 2, 2014, the date on which the company surpassed the $300 million threshold, we have been be responsible for paying such expenses on our own behalf. In addition, in connection with the expenses incurred prior to June 2, 2014, we had to reimburse SIC Advisors for other organization and offering expenses incurred by SIC Advisors on behalf of us in an amount equal to 1.25% of the gross proceeds raised by us in such offerings. All such expenses have been reimbursed to SIC Advisors in full as of February 2015.

We may reimburse our dealer manager for certain expenses that are deemed underwriting compensation. Assuming an aggregate selling commission and a dealer manager fee of 5.50% and 5.00% of the gross offering proceeds for Class A and Class T shares, respectively, we may reimburse the dealer manager in an amount up to 0.25% of the gross offering proceeds. In the event the aggregate selling commission and dealer manager fees are less than 5.50% of the gross offering proceeds, we would reimburse the dealer manager for expenses in an amount greater than 0.25% of the gross offering proceeds. There can be no assurance that we will be able to sell all of the shares that we are registering. If we sell only a portion of the shares that we are registering, we may be unable to achieve our investment objective.

INVESTMENT OBJECTIVE AND POLICIES
General

Our investment strategy focuses on creating an investment portfolio that generates superior risk-adjusted returns by carefully selecting investments through what we believe to be disciplined due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of SIC Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe that a flexible approach to investing allows us to take advantage of the opportunities throughout the capital structure that offer the most favorable risk/reward characteristics. We originate transactions sourced through SIC Advisors’ Investment Team’s network, and, to a lesser extent, expect to acquire debt securities through the secondary market.

We seek to invest primarily in the debt of privately owned U.S. companies with a focus on transactions sourced through the network of SIC Advisors’ Investment Team. While the construction of our portfolio will vary over time, we anticipate that the portfolio will continue to be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley’s direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley’s affiliates pursuant to the Exemptive Order.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with one of our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment sizes will vary as our capital base changes and will ultimately be at the discretion of SIC Advisors subject to oversight by our board of directors. Prior to raising significant capital, we may make smaller investments and focus on syndicated leveraged loans and high-yield bonds.

Additionally, we may in the future seek to securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary and contribute a pool of loans to the subsidiary. This could include sales of interests in the subsidiary on a non-recourse basis to purchasers who we would expect to be willing to accept a lower interest rate to invest in investment grade loan pools, and we would retain a portion of the equity in the securitized pool of loans.

Investment Objective

Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by:

•	utilizing the strong investment expertise and sourcing network of SIC Advisors and its affiliates;

•	being disciplined in selecting opportunities that offer favorable risk/reward characteristics;

•	investing primarily in the debt of privately owned, middle market U.S. companies with a focus on transactions sourced through the network of SIC Advisors’ Investment Team

•	focusing primarily on mature businesses which have long track records of stable cash flow and that have material equity investments from well-known owners;

•
seeking portfolio companies that we believe have strong, existing management teams with incentives that closely align their interests with the long-term performance of the business, such as through equity ownership; and

•	adhering to an investment approach that emphasizes strong fundamental credit analysis and active portfolio monitoring.

Characteristics of Investments

While we intend to consider each investment opportunity independently, we generally will focus on companies that share the following characteristics:

•
Enterprise Size.  We seek to provide capital to middle market companies that have what we believe to be defensible market positions, stronger franchises and operations and better credit characteristics relative to their peers. Although there are no strict lower or upper limits on the enterprise value of a company in which we may invest, we expect to focus on companies with enterprise values ranging from $50 million to $4 billion.

•
Capital Structure.  We anticipate that our portfolio will consist primarily of senior secured debt, second lien secured debt and, to a lesser extent, subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We will seek to invest in companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

•
Management Team.  We intend to prioritize investing in companies with strong, existing management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We expect to favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

•
Stage of Business Life Cycle.  We intend to seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans.

•
Industry Focus.  While we will consider opportunities within all industries, we expect to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we will seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We expect to give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

•
Geography.  As a BDC under the 1940 Act, we will focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we intend to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the European Union, as well as Canada, Australia and Japan.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we will consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each company in which we invest.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes, to a lesser extent, investments in subordinated debt securities. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors will seek to manage our allocation between investment types as market conditions change. These investment types are summarized in the subsections below.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be “non-qualifying assets.” All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

Senior Secured Debt

We intend to provide senior debt financing to our portfolio companies. We expect that the senior debt we invest in will generally have stated terms of three to ten years and may provide for limited principal payments in the first few years of the term. We will generally seek to obtain security interests in the assets of the portfolio company, which will serve as collateral in support of the repayment of our senior debt investments. This collateral is expected to take the form of senior priority liens on the assets of the portfolio company. Our senior debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin to LIBOR.

Second Lien Secured Debt

We may provide second-lien secured debt financing to our portfolio companies. We anticipate structuring these investments as junior secured debt that have stated terms of three to ten years. We intend to obtain security interests in the assets of these portfolio companies that will serve as collateral in support of the repayment of such debt. This collateral may take the form of second-priority liens on the assets of a portfolio company and we may enter into an intercreditor agreement with the holders of the portfolio company’s senior secured debt. These investments typically provide for moderate debt amortization in the initial years, with the majority of the amortization deferred until maturity. Our second-lien secured debt investments may bear interest at fixed or floating rates. Floating rates are expected to be set at a margin to LIBOR.

Subordinated Debt

We may provide subordinated debt financing to our portfolio companies. We expect the subordinated debt we invest in will generally have stated terms of five to ten years and provide for interest-only payments in the early years, with amortization of principal deferred to the later years. We expect that most of this subordinated debt will either be unsecured or collateralized by a subordinated lien on some or all of the assets of the borrower. This subordinated debt may bear interest at fixed or floating rates. In either event, we expect to structure our subordinated debt investments with relatively high interest rates that provide us with significant current interest income. In some cases, we may invest in subordinated debt that, as defined by its terms, converts into equity or additional debt securities or initially defers interest payments.

Our subordinated debt investments may include equity features, such as warrants or options to buy a significant common equity ownership interest in the portfolio company. If a portfolio company appreciates in value, we may achieve additional investment returns from any equity interests we hold. If we are a minority interest holder, we may structure the warrants to provide provisions protecting our rights as a minority-interest holder such as the right to sell the warrants back to the company upon the occurrence of specified events. We will also seek to obtain registration rights in connection with these equity interests that enhance transferability.

We expect to hold many of our subordinated debt investments until maturity or repayment, but we may sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of the issuer, or if there is an attractive opportunity to sell the investment in a secondary market transaction. Occasionally, we may sell some or all of our subordinated debt or equity interests in a portfolio company to a third-party, such as an existing investor in the portfolio company, through a privately negotiated transaction.

The Company’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (“assets”) and the liabilities of the CLO capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.

Equity

We may acquire equity, in the form of preferred or common equity, in connection with a buyout or recapitalization of a portfolio company or an investment in its debt. With respect to equity investments, we intend to target an investment return substantially higher than our investments in senior or subordinated debt. However, we can offer no assurance that we can achieve such a return with respect to any investment or our portfolio as a whole.

Preferred equity generally has a preference as to dividends, and upon the event of liquidation, a preference over an issuer’s common stock, but ranks junior to debt securities in an issuer’s capital structure. Preferred equity generally pays dividends in cash (or additional shares of preferred equity) at a defined rate, but unlike interest payments on debt securities, preferred equity dividends are payable only if declared by the issuer’s board of directors. Dividends on preferred equity may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred equity, no dividends may be paid on the issuer’s common stock until all unpaid preferred equity dividends have been paid. Preferred equity may also be subject to optional or mandatory redemption provisions. Generally, common equity does not have any current income and its full value is realized, if at all, upon the sale of the business or following the portfolio company’s initial public offering.

Loans and Loan Participations and Assignments

We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders or co-lenders, usually banks, lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. Interests that we acquire may take the form of an assignment, which creates a direct or co-lending relationship with the corporate borrower or a participation in the seller’s share of the loan which places us in privity with the lender, but not the borrower. However, when we act as co-lender in connection with an assignment, we would expect to have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest.

For purposes of certain investment limitations pertaining to diversification of our portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where we do not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between us and the borrower will be deemed issuers of a loan participation.

Temporary Investments

Pending investment in the debt of private companies, we intend to invest our cash primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment. We expect to maintain cash reserves from time to time for investment opportunities, working capital and distributions.

Securities Issued by Investment Companies

Our investments in securities issued by any registered investment company or BDC are restricted by the 1940 Act. Under these limits, except for registered money market funds, we generally cannot acquire more than 3% of the voting stock of any registered investment company (including investment companies within the meaning of Sections 3(c)(1) and 3(c)(7) under 1940 Act) or BDC, invest more than 5% of the value of our total assets in the securities of one registered investment company or BDC or invest more than 10% of the value of our total assets in the securities of more than one registered investment company (including investment companies within the meaning of Sections 3(c)(1) and 3(c)(7) under 1940 Act) or BDC. With regard to that portion of our portfolio invested in securities issued by registered investment companies (including investment companies within the meaning of Sections 3(c)(1) and 3(c)(7) under 1940 Act) or BDCs, it should be noted that such investments might indirectly subject our stockholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

Other Terms

SIC Advisors will seek to tailor the terms of each privately negotiated investment in a manner that attempts to protect our rights and manage risk appropriately while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We intend to limit the downside risk exposure of our investment portfolio by:

•	applying our investment strategy guidelines for portfolio investments;

•	requiring a total return on investments (including both interest and potential equity appreciation) that adequately compensates for credit risk;

•	diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral;

•	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

•	incorporating “put” rights and “call protection” into the investment structure where possible; and

•
negotiating covenants that may include affirmative and negative covenants, as well as default penalties, lien protection, change of control provisions and board rights that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Additionally, we may seek to impose, but are not required to impose, significant prepayment penalties in order to reduce or eliminate prepayment risk. Such prepayment penalties may be in the form of fees or redemption premiums. We may also enter into interest rate or currency exchange rate hedging transactions at the sole discretion of SIC Advisors. Such transactions should enable us to selectively modify interest rate or currency exchange rate exposure as market conditions dictate.

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and principal due to lenders. Examples of affirmative covenants include requiring portfolio companies to maintain adequate insurance, accounting, and tax records, and to make frequent financial reporting available to the lender.

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain negative covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio, leverage ratio or net worth requirements.

General

It is generally not our policy to engage in transactions with the objective of seeking profits from short-term trading, though we may do so on an opportunistic basis. Our annual portfolio turnover rate may vary greatly from year to year. Although we cannot accurately predict our annual portfolio turnover rate, it is not expected to exceed 30% under normal circumstances. However, we do not consider our portfolio turnover rate to be a limiting factor in the execution of investment decisions for us.

Compliance with any policy or limitation on us that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. This policy will not be violated if these limitations are exceeded because of changes in the market value of portfolio companies. Except as required by the 1940 Act, our articles of incorporation, or the Code, or as otherwise provided in the prospectus, all of our investment policies may be changed by the board of directors without stockholder approval.

Other Factors Affecting Portfolio Construction

As a BDC that is regulated under the 1940 Act and has elected and qualified to be treated as a RIC under Subchapter M of the Code, our investment activities are subject to certain regulatory restrictions that shape our portfolio construction. As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. To maintain or qualifications as a RIC, we must, among other things, meet certain asset diversification and source of income requirements under the Code.

Co-Investments

As a BDC, we will not generally be permitted to invest in any portfolio company in which our Affiliates currently have a controlling interest or to make any co-investments with our Affiliates without an exemptive order from the SEC. We may, however, invest alongside Affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment advisor, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside such Affiliates as otherwise permissible under regulatory guidance, applicable regulations and our Advisor’s allocation policies. In addition, on November 25, 2013, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the New Exemptive Order is subject to certain conditions, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would to be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for us and other clients, or affiliated funds. Without the New Exemptive Order, we would be substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds, as a BDC.

SENIOR SECURITIES

Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the quarter ended September 30, 2017 (unaudited) and fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012. The report of our independent registered public accounting firm, Ernst & Young LLP, on the senior securities table as of December 31, 2016, is attached as an exhibit to the registration statement of which this prospectus is a part.

The following is a summary of the senior securities as of December 31, 2012.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Prime Brokerage Facility(6)	$17,345,794	$2,189	N/A	N/A

The following is a summary of the senior securities as of December 31, 2013.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$16,000,000	$—	$—	$—
Total Return Swap	18,149,541	—	—	—
	$34,149,541	$5,480	N/A	N/A

The following is a summary of the senior securities as of December 31, 2014.

	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$236,500,000	$—	$—	$—
Total Return Swap	152,645,906	—	—	—
	$389,145,906	$2,211	N/A	N/A

The following is a summary of the senior securities as of December 31, 2015.

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$385,000,000	$—	$—	$—
Total Return Swap	129,426,020	—	—	—
	$514,426,020	$2,386	N/A	N/A

The following is a summary of the senior securities as of December 31, 2016.

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$390,000,000	$—	$—	$—
Total Return Swap	147,892,739	—	—	—
	$537,892,739	$2,476	N/A	N/A

The following is a summary of the senior securities as of September 30, 2017 (unaudited).

	Total Amount Outstanding Exclusive of Treasury Securities(1)(7)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)(4)	Average Market Value Per Unit(5)
Revolving Credit Facility	$420,000,000	$—	$—	$—
Total Return Swap	150,959,901	—	—	—
	$570,959,901	$2,345	N/A	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. For the years ended December 31, 2016, 2015, 2014, 2013 and the period ended December 31, 2012 the Company's Asset Coverage Per Unit including unfunded commitments was $2,355, $2,318, $2,141, $5,480 and $2,189, respectively. As of September 30, 2017, the Company’s Average Coverage Per Unit, including unfunded commitments, was $2,153.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(5)	Not applicable as these classes of securities are not registered for public trading.

(6)	The Prime Brokerage Facility included in the table above was closed on December 4, 2013 and had no balance on December 31, 2016, 2015, 2014 or 2013.

(7)
As of December 15, 2017, the Company’s outstanding borrowings under the ING Credit Facility and JPMorgan Chase Bank revolving credit facility were $195,000,000 (unaudited) and $240,000,000 (unaudited), respectively. As of September 30, 2017, the Company’s outstanding borrowings under the ING Credit Facility and JPMorgan Chase Bank revolving credit facility were $180,000,000 (unaudited) and $240,000,000 (unaudited), respectively.

BUSINESS
Sierra Income Corporation

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated and regulated as a BDC under the 1940 Act. We are externally managed by SIC Advisors, which is a registered investment adviser under the Advisers Act, and a majority owned subsidiary of Medley. SIC Advisors will be responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. We have elected and qualified to be treated for U.S. federal income tax purposes, and intend to continue to operate in a manner such as to qualify for the tax treatment applicable to RICs. Our investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. We intend to meet our investment objective by primarily lending to, and investing in the debt of privately owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $1 billion. We intend to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We will originate transactions sourced through SIC Advisors’ existing network, and, to a lesser extent, expect to acquire debt securities through the secondary market. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio. During our offering period and thereafter, if our Advisor deems it appropriate and to the extent permitted by the 1940 Act, we expect to invest in more liquid debt securities, some of which may trade on a national securities exchange. See “Regulation.”

We believe that the current market environment presents a significant opportunity for our strategy. The trend of bank consolidation that has occurred over the last 20 years has reduced the amount of capital available for middle market borrowers, which we define as borrowers with annual revenues of $50 million to $1 billion. At the same time, demand for capital from these borrowers remains strong. We believe that this favorable supply and demand dynamic will allow us to earn wider spreads with increased equity upside while taking less risk than in recent business cycles. We intend to capitalize on this opportunity through what we believe to be a disciplined and consistent investment approach focused on principal protection. See “Business.”

Our Advisor, through Medley, has access to over 85 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines.

We leverage what we believe to be SIC Advisors’ seasoned team and broad network to source compelling investment opportunities. We evaluate these opportunities through an investment approach that emphasizes strong fundamental credit analysis and active portfolio monitoring. We intend to be disciplined in selecting investments and focus on opportunities that we perceive offer favorable risk/reward characteristics.

We may use debt within the levels permitted by the 1940 Act when the terms and conditions available are favorable to long-term investing and well aligned with our investment strategy and portfolio composition. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings, as well as the risks of such borrowings within the context of our investment outlook and the impact of leverage on our investment portfolio. We may use leverage to fund new transactions, alleviating the timing challenges of raising new equity capital through a continuous offering, and to enhance stockholder returns. The amount of leverage that we employ will be subject to oversight by our board of directors, including a majority of independent directors with no material interests in such transactions.

We are issuing shares of common stock through this offering, each share of which has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable, meaning that there is no liability for calls or assessments, nor are there any preemptive rights in favor of existing stockholders. Our distributions will be determined by our board of directors in their sole discretion. We intend to seek to complete a liquidity event within seven years after the completion of our offering stage, or at such earlier time as our board of directors may determine, taking into account market conditions and other factors. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. Because of this timing for our anticipated liquidity event, stockholders may not be able to sell their shares promptly or at a desired price prior to that point. There can be no assurance that we will complete a liquidity event within this time frame or at all. As a result, an investment in our shares is not suitable if you require short-term liquidity with respect to your investment in us.

SIC Advisors

Our investment activities are managed by our investment adviser, SIC Advisors. SIC Advisors is an affiliate of Medley and has offices in New York and San Francisco. In exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital, an affiliate of the dealer manager owns 20% of SIC Advisors and is entitled to receive distributions equal to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment adviser. The purpose of this arrangement is to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital will provide certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services. For additional discussion of the relationship between SIC Advisors and Strategic Capital, see “The Advisor.”

On November 25, 2013, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the New Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

In situations where co-investments with other clients of Medley or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer or where the different investments could be expected to result in a conflict between our interests and those of other Medley clients, SIC Advisors and the Medley affiliate will need to decide which client will proceed with the investment. SIC Advisors and the Medley affiliate a will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which a fund managed by Medley or its affiliates has previously invested. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates.

We believe Medley’s senior management team has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. SIC Advisors’ Investment Team, which is provided for by Medley, is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. SIC Advisors’ Investment Team draws on its expertise in a range of sectors, including, but not limited to industrials and transportation, energy and natural resources, financials, healthcare, media and telecom and real estate. In addition, SIC Advisors seeks to diversify our portfolio by company type, asset type, transaction size, industry and geography.

Medley Capital LLC serves as our administrator, provides office space to us and provides us with equipment and office services. The responsibilities of our administrator include overseeing our financial records, preparing reports to our stockholders and reports filed with the SEC, and generally monitoring the payment of our expenses and the performance of administrative and professional services rendered to us by others. See “Administration Agreement and Fees.”

Investment Strategy

Our investment strategy focuses primarily on sourcing investments in private U.S. companies as we seek to construct a portfolio that generates what we believe to be superior risk adjusted returns. Our investment process is centered around three principles:

•	first, disciplined due diligence of each company’s credit fundamentals;

•	second, a detailed and customized structuring process for directly originated investments; and

•	third, regular and ongoing monitoring of the portfolio and proactive risk management.

While the construction of our portfolio will vary over time, we anticipate that the portfolio will be comprised primarily of investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We expect to originate the majority of our investments through Medley’s direct origination platform, and in particular through negotiated co-investment transactions with certain of Medley’s affiliates pursuant to the Exemptive Order.

Notwithstanding the foregoing, we may purchase interests in loans through secondary market transactions. We may also invest in equity securities in the form of common or preferred equity in our target companies or receive equity interests such as warrants or options as additional consideration in connection with our debt investments. In addition, a portion of our portfolio may be comprised of other securities such as corporate bonds, mezzanine debt, CLOs and other debt investments. However, such investments are not expected to comprise a significant portion of our portfolio.

Investment Types

Our investment approach focuses primarily on investments in first lien senior secured debt securities and second lien secured debt securities, but also includes investments in subordinated debt securities. As a result, our debt investments may have various levels of security or may be unsecured. We may seek to invest in common or preferred equity as deemed appropriate by SIC Advisors. Such equity investments may take the form of either non-controlling or controlling positions. SIC Advisors will seek to manage our allocation between investment types as market conditions change. The diagram below outlines the range of securities in a typical portfolio company’s capital structure.

In addition to the investments noted above, we may invest up to 30% of our portfolio in opportunistic investments, including, but not limited to, the securities of larger public companies and foreign securities which, for purposes of the 1940 Act, may be deemed to be “non-qualifying assets.” All investments by us will be subject to oversight by our board of directors, a majority of whom will be independent directors with no material interests in such transactions.

Market Opportunity

We believe the middle-market private debt industry is undergoing structural shifts that are creating significant opportunities for non-bank lenders and investors. The underlying drivers of these structural changes, which are outlined below, include: a large addressable market, reduced participation by banks in the private debt markets, particularly within the middle-market, and demand for private debt created by committed and uninvested private equity capital. We intend to focus on taking advantage of this structural shift by lending directly to companies that are underserved by the traditional banking. We expect to source investment opportunities through a variety of channels including direct relationships with companies, financial intermediaries such as national, regional and local bankers, accountants, lawyers and consultants, as well as through financial sponsors that Medley has cultivated over the past eight years. As a leading provider of private debt, Medley is often sought out as a preferred financing partner.

Large Addressable Market.  Private debt capital plays an important role in financing U.S. middle-market companies. These companies typically borrow capital to facilitate growth, invest in physical plants and equipment, fund acquisitions, refinance capital structures and provide liquidity to existing shareholders. This financing flexibility enables borrowers to grow without sacrificing equity ownership or control of their businesses. The U.S. middle-market consists of approximately 39,000 businesses with revenues ranging from $50 million to $1 billion. Medley targets private debt investment and lending opportunities to these firms, the largest and most opportune segment of the market.

Number of Businesses by Market
___________________
Source: Deloitte, Mid Market Perspectives — 2013 Report on America’s Economic Engine.
Source: U.S. Census Bureau, 2007 Economic Census.

Additionally, with $6.7T in revenue, the U.S. middle market alone would rank as the world’s third largest economy.

Top 10 GDPs
___________________
Note: Metrics in trillions of USD.
Source: International Monetary Fund Historical Data, World Economic Outlook Database, June 2014.

De-Leveraging of the Global Banking System.  After an extended period of increasing leverage, commercial and investment banks have been de-leveraging since 2008. Bank consolidation, more prudent balance sheet discipline, changing regulatory capital requirements and the increasing cost and complexity of regulatory compliance have led banks to meaningfully withdraw from markets such as non-investment grade middle market and commercial real estate lending. This has created a significant opportunity for non-bank direct lenders like SIC.

The structural changes in the lending market are evidenced by the decline in the number of banks in the U.S. and the decline in bank participation in the private debt market. According to the Federal Deposit Insurance Corporation, or FDIC, since 1994, the number of FDIC-insured commercial banking institutions in the United States has declined by over 40%, from approximately 10,500 in 1994 to approximately 5,300 as of June 30, 2016.

Simultaneously, bank participation in the non-investment grade lending market has declined from approximately 70% to approximately 16% over the same time period.

Bank Consolidation and Market Share in Non-Investment Grade Lending

____________________
Source: Federal Deposit Insurance Corporation, represents number of commercial banking institutions insured by the FDIC as of 6/30/2017.
Source: LCD Leveraged Lending Review Q2 2017.

In addition to the continued secular trend of bank consolidations, banks are operating under a new paradigm of increased risk management, focus on capital conservation and continued deleveraging. The ramifications of the difficult economic environment from 2007 to 2011 have constrained the amount of liquidity available to the middle-market and have led to the greatest restructuring of the financial services industry since the Great Depression. The combination of bank consolidation and financial regulatory changes in the wake of the global financial crisis has increasingly driven the larger banks away from the middle-market in favor of larger corporate clients. The smaller regional and community banks continue to struggle with legacy real estate assets, new regulatory burdens and increased Tier 1 capital requirements. As a result of this continued structural shift in the financial services landscape, middle-market corporate borrowers have turned to the private credit markets as an alternative source of capital to fund business growth and expansion. Further highlighting the difficulty of middle-market borrowers to access the public credit markets, the volume of both high-yield and second-lien loan issuances have declined significantly from their highest levels.

Attractive Attributes of Middle Market Debt.  As a result of the decline of traditional financing sources, the attractiveness of providing capital in the middle-market has increased. A meaningful gap exists between public and private market debt spreads, primarily due to the fact that liquidity has not returned to the private lending markets in the same way it has returned to the public debt markets. As such, lenders to private middle-market companies should continue to benefit from attractive pricing. Conventional lending has been returning for larger public companies as evidenced by tightening spreads since 2011. Despite the general normalization of spreads, the graph below shows that middle-market issuers of public debt still face meaningfully higher debt costs than larger corporate borrowers. The spread is more pronounced for middle-market private companies.

Public Debt Spreads for Middle-Market vs. Large Corporate Borrowers
_______________
Source: S&P LCD, as of December 31, 2014. Represents spreads over three-month LIBOR.

In addition, as seen in the charts below, middle market loans have lower default rates and higher recovery rates. We believe the combination of these attributes results in attractive risk adjusted returns on a relative basis. The data highlighted below considers loan sizes less than $249 million and greater than $250 million. This shows middle market loans have historically had lower default rates than large market loans (3.8% vs. 4.7%). At the same time, middle market loans have a higher recovery rate than large market loans (87.5% vs. 82.4%).

_________________
Source: S&P 2Q 2016 Institutional Loan Default Review, represents data from 1995 to 2Q 2016.
Source: Credit Pro, represents data from 1987 to Q2 2013.

Unfunded Private Equity Commitments Drive Demand for Debt Capital.  According to Preqin, an industry research firm, the total amount of committed and uninvested private equity capital at December 31, 2015 is approximately $1.3 trillion, which we believe will drive significant demand for private debt financing in the coming years. Lending to private companies acquired by financial sponsors requires lenders to move quickly, perform in-depth due diligence and have significant credit and structuring experience. In order to successfully serve this market, lenders need to commit to hold all, or the significant majority of, the debt needed to finance such transactions. We believe that banks, due to the regulatory environment, will continue to reduce their exposure to middle market private loans. We believe this creates a significant supply/demand imbalance for middle market credit, and we are well positioned to bridge the gap.

Private Equity Dry Powder
________________
Source: Preqin Private Debt Q1 2017 Quarterly Update. Metrics in billions of USD

Potential Competitive Strengths

We believe that the Company represents an attractive investment opportunity for the following reasons:

Experienced Team.  We believe SIC Advisors’ Investment Team has a significant amount of experience in the credit business, including origination, underwriting, principal investing and loan structuring. Our Advisor, through Medley, has access to over 85 employees, including origination, credit management, operations, marketing and distribution professionals, each with extensive experience in their respective disciplines. Medley employs an integrated and collaborative investment process that leverages the skills and knowledge of our investment and credit management professionals. We believe that this is an important competitive advantage that will allow us to deliver attractive risk-adjusted returns to our investors over time.

Direct Origination, Disciplined Underwriting and Active Credit Management.  We believe that the combination of Medley’s direct origination platform, disciplined underwriting and active credit management is an important competitive advantage and helps us preserve capital and generate attractive risk-adjusted returns for our investors. Our Advisors’ ability to directly originate, structure and lead deals enables us to be more opportunistic and less reliant on traditional sources of origination. It also enables us to control the loan documentation process, including negotiation of covenants, which provides consistent underwriting standards. In addition, we expect to employ active credit management and interact frequently with our borrowers.

Benefits of the Broader Platform.  We believe that we benefit from being a part of the broader Medley platform as we are able to co-invest alongside other vehicles managed by Medley and its affiliates under the Exemptive Order. This allows us access to investments that we may not otherwise have been able to pursue if we were not part of a larger platform.

Operating and Regulatory Structure

We are an externally-managed, non-diversified closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, for tax purposes we have elected and qualified to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code, and expect to continue to operate in a manner such as to qualify for the tax treatment applicable to a RIC. Our investment activities are managed by SIC Advisors and supervised by our board of directors, a majority of whom are independent of SIC Advisors and its affiliates. As a BDC, we are required to comply with certain regulatory requirements. See “Regulation.”

Investment Process

We believe our Advisor, which is provided for by Medley, has cultivated a disciplined and repeatable process for executing, monitoring, structuring and exiting investments.

Identification and Sourcing.  Our Advisor’s experience and reputation have allowed it to generate a substantial and continuous flow of attractive investment opportunities. Our Advisor maintains a strong and diverse network which results in sustained and high quality deal flow. We believe that the breadth and depth of experience of SIC Advisors’ Investment Team across strategies and asset classes, coupled with significant relationships built over the last 20 years, make them particularly qualified to uncover, evaluate and aggressively pursue attractive investment opportunities. We believe that SIC Advisors’ Investment Team has compiled a robust pipeline of transactions ready for possible inclusion in our portfolio by leveraging the broader Medley platform’s deal flow network.

Disciplined Underwriting.  SIC Advisors’ Investment Team performs thorough due diligence and focuses on several key criteria in its underwriting process, including strong underlying business fundamentals, a meaningful equity cushion, experienced management, conservative valuation and the ability to deleverage through cash flows. We expect to often be the agent for the loans we originate and accordingly control the loan documentation and negotiation of covenants, which will allow us to maintain consistent underwriting standards. Our Advisor’s underwriting process also involves engagement of industry experts and third party consultants.

Prior to making an investment, the Investment Team subjects each potential borrower to an extensive credit review process, which typically begins with an analysis of the market opportunity, business fundamentals, company operating metrics and historical and projected financial analysis. The Investment Team also compares liquidity, operating margin trends, leverage, free cash flow and fixed charge coverage ratios for each potential investment to industry metrics. Areas of additional underwriting focus include management or sponsor (typically a private equity firm) experience, management compensation, competitive landscape, regulatory environment, pricing power, defensibility of market share and tangible asset values. Background checks are conducted and tax compliance information may also be requested on management teams and key employees. In addition, the Investment Team contacts customers, suppliers and competitors and performs on-site visits as part of a routine business due diligence process.

The Investment Team routinely uses third party consultants and market studies to corroborate valuation and industry specific due diligence, as well as provide quality of earnings analysis. Experienced legal counsel is engaged to evaluate and mitigate regulatory, insurance, tax or other company-specific risks.

After the Investment Team completes its final due diligence, each proposed investment is presented to the Investment Committee and subjected to extensive discussion and follow-up analysis, if necessary. A formal memorandum for each investment opportunity typically includes the results of business due diligence, multi-scenario financial analysis, risk-management assessment, results of third-party consulting work, background checks (where applicable) and structuring proposals. The Investment Committees requires a majority vote to approve any investment, although unanimous agreement is sought.

Active Credit Management.  Our Advisor employs active credit management. Our Advisor’s process includes frequent interaction with management, monthly or quarterly review of financial information and attendance at board of directors’ meetings as observers. Investment professionals with deep restructuring and workout experience support our credit management effort. The Investment Team also evaluates financial reporting packages provided by portfolio companies that detail operational and financial performance. Data is entered in our Advisor’s asset management system (“AMS”), a best-practice investment management software program.
AMS creates a centralized, dynamic electronic repository for all of our portfolio company data. Our Advisor’s AMS generates comprehensive, standardized reports which aggregate operational updates, portfolio company financial performance, asset valuations, macro trends, management call notes and account history. AMS enables the Investment Team to have real-time access to the most recent information on our portfolio investments.

In addition to the data provided by our borrowers, our Advisor may also utilize various third parties to provide checks and balances throughout the credit management process. Independent valuation firms may be engaged to provide appraisals of asset and collateral values or external forensic accounting groups may be engaged to verify portfolio company financial reporting or perform cash reconciliation. Our Advisor believes this hands-on approach to credit management is a key contributor to our investment performance.

Managerial Assistance

As a BDC, we will offer, and must provide upon request, managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services and will reimburse Medley, as our administrator, for its allocated costs in providing such assistance subject to review and approval by our board of directors. Medley will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Properties

We do not own any real estate or other physical properties materially important to our operation. Our headquarters are currently located at 280 Park Ave, 6th Floor East, New York, NY 10017. We also have offices in San Francisco, California. Our administrator furnishes us office space and we reimburse it for such costs on an allocated basis.

Legal Proceedings

There are no material pending legal proceedings to which we or any of our subsidiaries are a party or of which any of our property or any of our subsidiaries' property is the subject.

PORTFOLIO COMPANIES

The following table sets forth certain information as of September 30, 2017 for each portfolio company in which we had an investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance that we provide upon request and the board observer or participation rights we may receive in connection with our investment.

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Non-controlled/non-affiliated investments – 121.9%							$760,249,071
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4)	12/15/2021	$7,143,867	$7,143,867	$7,143,867	0.9%
		Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/14/2018	300,093	300,093	300,093	0.0%
				7,443,960	7,443,960	7,443,960
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8)	12/11/2020	14,776,538	14,776,538	14,776,538	1.9%
				14,776,538	14,776,538	14,776,538
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(8)	2/25/2022	6,643,240	6,411,924	6,432,649	0.8%
				6,643,240	6,411,924	6,432,649
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	9/25/2023	7,250,000	7,250,000	7,337,000	1.0%
				7,250,000	7,250,000	7,337,000
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4) (8)	7/15/2021	15,468,750	15,468,750	15,742,547	2.1%
				15,468,750	15,468,750	15,742,547
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Note 18.446% effective yield(1) (6) (9)(10)	11/15/2027	5,000,000	3,535,402	3,954,500	0.5%
				5,000,000	3,535,402	3,954,500
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	8/18/2021	10,000,000	9,938,799	10,000,000	1.3%
				10,000,000	9,938,799	10,000,000
Answers Finance, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(8)	4/15/2021	1,291,760	1,291,760	1,291,760	0.2%
		Senior secured second lien term loans LIBOR + 4.400%, Cash, 0.100% Cap, 4.500% PIK(8)	9/15/2021	2,008,641	2,008,641	2,008,641	0.3%
		Equity/Warrants (6)		—	5,426,955	5,426,195	0.7%
				3,300,401	8,727,356	8,726,596
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (8)	1/31/2022	4,209,932	4,112,112	4,209,932	0.6%
				4,209,932	4,112,112	4,209,932
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Note 12.341% effective yield(1) (4) (6) (9) (10)	7/20/2027	18,357,647	14,614,178	13,817,801	1.8%
				18,357,647	14,614,178	13,817,801
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4)	8/4/2025	5,950,000	5,950,000	6,069,000	0.8%
				5,950,000	5,950,000	6,069,000
Avantor Performance Materials Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor(4) (8)	3/11/2024	3,990,000	3,987,526	3,990,000	0.5%
		Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(4) (8)	3/10/2025	1,000,000	1,000,000	1,020,000	0.1%
				4,990,000	4,987,526	5,010,000

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4) (11)	3/31/2022	25,000,000	25,000,000	25,000,000	3.3%
				25,000,000	25,000,000	25,000,000
Barry's Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	7/14/2022	8,571,429	8,571,429	8,571,429	1.1%
				8,571,429	8,571,429	8,571,429
Birch Communications Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (8)	7/17/2020	13,253,612	13,121,193	12,977,937	1.7%
				13,253,612	13,121,193	12,977,937
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (5) (11)	4/24/2020	940,899	940,899	773,712	0.1%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (11)	4/24/2020	19,252,232	19,252,232	18,522,573	2.4%
				20,193,131	20,193,131	19,296,285
Brand Energy & Infrastructure Services, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(4) (8)	6/21/2024	6,000,000	6,029,160	6,028,800	0.8%
				6,000,000	6,029,160	6,028,800
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Note 10.375%(9)	9/1/2021	7,500,000	7,593,577	7,889,250	1.0%
				7,500,000	7,593,577	7,889,250
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(4) (5) (8)	4/20/2022	2,859,310	2,859,310	2,859,310	0.4%
				2,859,310	2,859,310	2,859,310
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, 1.000% PIK(3)	12/24/2019	7,908,947	7,918,162	6,448,955	0.8%
				7,908,947	7,918,162	6,448,955
Checkers Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(3)	4/25/2024	6,982,500	6,952,913	6,912,675	0.9%
				6,982,500	6,952,913	6,912,675
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4) (12)	4/1/2019	219,589	209,515	59,728	0.0%
		Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(3) (4) (12)	4/1/2019	1,603,881	717,016	—	0.0%
		Preferred Units LIBOR+9.500%, 1.000% Floor, PIK(4)(5)(12)		—	—	—	0.0%
		Common Units (4) (6) (7)		—	—	—	0.0%
				1,823,470	926,531	59,728
CPI Holdings, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor(4) (8)	7/28/2025	12,345,000	12,298,911	12,283,275	1.6%
				12,345,000	12,298,911	12,283,275
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(3) (4)	1/31/2022	4,961,562	4,961,562	4,959,081	0.7%
				4,961,562	4,961,562	4,959,081
CSTN Merger Sub Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 6.750%(4) (9) (14)	8/15/2024	4,950,000	4,950,000	4,930,200	0.6%
				4,950,000	4,950,000	4,930,200
Deliver Buyer, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	4/26/2024	2,992,500	2,974,286	2,962,575	0.4%
				2,992,500	2,974,286	2,962,575
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.500% Floor(4) (8)	11/10/2019	2,503,214	2,503,214	2,503,214	0.3%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.500% Floor, PIK(4) (8)	11/10/2019	9,207,947	9,207,947	9,207,947	1.2%
		Senior Secured First Lien Term Loan LIBOR + 10.250%, 1.500% Floor, PIK(4) (8) (12)	11/10/2019	7,969,999	7,257,481	3,984,999	0.5%
		Senior Secured First Lien Term Loan LIBOR + 11.250%, 1.500% Floor, PIK(4) (8) (12)	11/10/2019	7,472,575	2,940,892	—	0.0%
		Common Units, Class A (4) (6)(7)		—	769,231	—	0.0%
				27,153,735	22,678,765	15,696,160
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	5/19/2021	10,000,000	10,051,092	10,000,000	1.3%
				10,000,000	10,051,092	10,000,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Note 15.522% effective yield(1) (6) (9) (10)	7/15/2027	7,000,000	4,896,524	4,965,800	0.7%
				7,000,000	4,896,524	4,965,800
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Note 13.198% effective yield(1) (4) (6) (9) (10)	7/20/2029	3,620,000	2,937,310	2,812,378	0.4%
				3,620,000	2,937,310	2,812,378
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Note 16.175% effective yield(1) (4) (6) (9) (10)	7/18/2030	17,233,288	15,213,374	15,213,374	2.0%
				17,233,288	15,213,374	15,213,374
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR(4) (8)	6/6/2018	9,579,554	9,579,554	8,154,117	1.1%
				9,579,554	9,579,554	8,154,117
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5) (8)	1/15/2021	9,778,689	9,778,689	9,778,689	1.3%
				9,778,689	9,778,689	9,778,689
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loans LIBOR + 6.250%, 1.000% Floor(3) (4)	7/18/2025	2,010,638	1,990,853	1,990,532	0.3%
		Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor(3) (4) (5)	7/18/2025	28,724	28,724	26,330	0.0%
				2,039,362	2,019,577	2,016,862
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Note 12.000%(4)	12/31/2020	6,585,000	6,585,000	6,631,095	0.9%
		Preferred Equity (4) (6) (7)		—	1,646,250	1,646,250	0.2%
				6,585,000	8,231,250	8,277,345
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8)	3/30/2020	11,656,250	11,656,250	11,656,250	1.5%
				11,656,250	11,656,250	11,656,250
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4) (8)	2/7/2023	13,806,751	13,806,751	13,936,534	1.8%
				13,806,751	13,806,751	13,936,534
Frontier Communications Corp.	Telecommunications	Senior Secured First Lien Note 10.500%(6) (9)	9/15/2022	2,000,000	2,000,000	1,745,000	0.2%
				2,000,000	2,000,000	1,745,000
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(3)	5/28/2021	4,152,657	4,102,377	4,124,419	0.5%
		Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(8)	5/30/2022	9,500,000	9,522,302	9,387,900	1.2%
				13,652,657	13,624,679	13,512,319
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(3)	1/20/2022	10,000,000	10,000,000	9,913,000	1.3%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				10,000,000	10,000,000	9,913,000
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 13.000%(4)(6) (9) (12)	11/15/2016	766,616	754,616	122,658	0.0%
		Warrants (4) (6) (7)		—	29,000	—	0.0%
				766,616	783,616	122,658
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(3) (4)	10/13/2023	4,962,500	4,974,499	4,962,500	0.7%
				4,962,500	4,974,499	4,962,500
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	3/30/2020	12,487,500	12,487,500	12,422,565	1.6%
				12,487,500	12,487,500	12,422,565
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note 10.250%(4) (9)	10/15/2019	15,000,000	15,000,000	15,358,500	2.0%
				15,000,000	15,000,000	15,358,500
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Note 8.875%(4) (9)	3/15/2025	2,000,000	2,000,000	1,916,200	0.3%
				2,000,000	2,000,000	1,916,200
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	5/29/2018	4,515,605	4,498,197	3,216,465	0.4%
				4,515,605	4,498,197	3,216,465
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4) (8)	7/25/2021	15,258,137	15,258,137	15,410,718	2.0%
				15,258,137	15,258,137	15,410,718
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)(6) (12)	2/13/2019	8,385,496	8,342,264	2,516,487	0.3%
				8,385,496	8,342,264	2,516,487
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	7/20/2022	25,000,000	25,000,000	25,000,000	3.3%
				25,000,000	25,000,000	25,000,000
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (4) (13)	6/21/2023	8,950,000	8,821,302	8,815,750	1.2%
				8,950,000	8,821,302	8,815,750
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/30/2021	4,866,114	4,866,114	4,905,882	0.6%
				4,866,114	4,866,114	4,905,882
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(4) (8)	08/18/2022	14,318,750	14,318,750	14,318,750	1.9%
				14,318,750	14,318,750	14,318,750
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8) (11)	6/30/2020	24,022,685	24,022,685	24,262,912	3.2%
				24,022,685	24,022,685	24,262,912
IOP Monroe Acquisition, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4) (5) (8)	4/1/2022	987,500	987,500	987,500	0.1%
				987,500	987,500	987,500
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3) (12) (13)	11/29/2018	5,453,747	5,490,447	4,742,033	0.6%
				5,453,747	5,490,447	4,742,033
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(3) (4) (13)	5/1/2025	7,000,000	6,866,063	6,860,000	0.9%
				7,000,000	6,866,063	6,860,000
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	2/15/2022	11,796,875	11,796,875	11,895,969	1.6%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				11,796,875	11,796,875	11,895,969
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(1) (3) (6) (13)	4/17/2020	2,658,504	2,656,071	2,605,068	0.3%
				2,658,504	2,656,071	2,605,068
Loar Group Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(8)	7/12/2022	15,000,000	15,000,000	15,300,000	2.0%
				15,000,000	15,000,000	15,300,000
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (8)	5/1/2023	11,378,438	11,285,388	11,402,334	1.5%
				11,378,438	11,285,388	11,402,334
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	6/6/2020	2,838,571	2,831,497	2,716,513	0.4%
				2,838,571	2,831,497	2,716,513
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Note LIBOR + 7.610%(1) (3) (6) (9) (10)	7/17/2030	2,000,000	1,875,000	1,875,000	0.2%
		Subordinated Note effective yield 14.525%(1) (4) (6) (9) (10)	7/17/2030	13,730,209	12,256,271	12,255,585	1.6%
				15,730,209	14,131,271	14,130,585
Nathan's Famous Inc.	Beverage & Food	Senior Secured First Lien Note 10.000% (6)	3/15/2020	7,000,000	7,000,000	7,333,900	1.0%
				7,000,000	7,000,000	7,333,900
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 2.000% Floor(3) (4)	9/29/2020	20,676,479	20,676,479	20,676,479	2.7%
				20,676,479	20,676,479	20,676,479
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(3) (4) (13)	6/4/2020	15,917,083	15,906,377	15,917,083	2.1%
				15,917,083	15,906,377	15,917,083
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	10/16/2023	11,000,000	10,912,965	10,688,700	1.4%
				11,000,000	10,912,965	10,688,700
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/8/2022	6,310,000	6,310,000	6,310,000	0.8%
				6,310,000	6,310,000	6,310,000
Omnitracs, Inc.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	5/25/2021	7,000,000	7,009,593	7,000,000	0.9%
				7,000,000	7,009,593	7,000,000
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	12,441,670	12,441,670	12,441,670	1.6%
		Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	8,685,661	8,685,661	8,685,661	1.1%
				21,127,331	21,127,331	21,127,331
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor(3) (4)	10/11/2021	15,020,737	14,512,340	15,100,346	2.0%
		Warrants (4) (7)		—	669,709	111,251	0.0%
				15,020,737	15,182,049	15,211,597
Payless Holdings LLC	Retail	Equity/Warrants(6) (7)		—	543,120	543,152	0.1%
				—	543,120	543,152
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(3) (13)	1/26/2023	1,989,899	1,842,819	1,637,488	0.2%
				1,989,899	1,842,819	1,637,488
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (4) (11)	9/3/2023	9,000,000	9,000,000	9,000,000	1.2%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				9,000,000	9,000,000	9,000,000
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3)	7/27/2020	6,797,322	5,522,444	6,248,098	0.8%
				6,797,322	5,522,444	6,248,098
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(8)	10/21/2024	13,000,000	13,088,767	13,044,200	1.7%
				13,000,000	13,088,767	13,044,200
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/30/2021	5,781,667	5,781,667	5,843,517	0.8%
				5,781,667	5,781,667	5,843,517
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor(3) (4)	10/1/2019	2,000,000	2,000,000	1,896,200	0.2%
				2,000,000	2,000,000	1,896,200
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)	3/18/2022	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (13)	4/30/2023	6,000,000	5,913,767	6,000,000	0.8%
				6,000,000	5,913,767	6,000,000
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK(4) (6)		—	4,584,207	5,530,911	0.7%
		Equity (4) (6) (7)		—	3,162,793	2,917,139	0.4%
				—	7,747,000	8,448,050
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4) (5) (8)	6/2/2022	2,881,667	2,881,667	2,881,667	0.4%
				2,881,667	2,881,667	2,881,667
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor(3) (4) (5)	9/1/2022	4,277,778	4,277,778	4,277,778	0.6%
		Equity(4) (6) (7)		—	400,000	400,000	0.1%
				4,277,778	4,677,778	4,677,778
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/31/2020	22,500,000	22,500,000	21,584,250	2.8%
				22,500,000	22,500,000	21,584,250
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	2/28/2022	7,462,500	7,462,500	7,534,886	1.0%
				7,462,500	7,462,500	7,534,886
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(8)	4/28/2020	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (4) (5)	11/22/2021	3,700,000	3,700,000	3,798,000	0.5%
		Equity (4) (6) (7)		—	1,000,000	1,050,000	0.1%
				3,700,000	4,700,000	4,848,000
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4)	6/2/2022	4,869,375	4,869,375	4,869,375	0.6%
				4,869,375	4,869,375	4,869,375
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	2/17/2022	19,402,500	19,402,500	19,571,302	2.6%
				19,402,500	19,402,500	19,571,302
Starfish Holdco LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor(3) (4)	8/18/2025	4,000,000	3,940,462	3,940,000	0.5%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				4,000,000	3,940,462	3,940,000
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4)	12/16/2021	24,000,000	24,000,000	24,000,000	3.2%
				24,000,000	24,000,000	24,000,000
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(8) (13)	11/6/2021	3,636,364	3,601,422	3,672,727	0.5%
				3,636,364	3,601,422	3,672,727
Techniplas, LLC	Automotive	Senior Secured First Lien Note 10.000%(9) (14)	5/1/2020	6,000,000	6,000,000	4,189,800	0.6%
				6,000,000	6,000,000	4,189,800
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	5/24/2021	9,437,500	9,406,086	9,496,956	1.2%
				9,437,500	9,406,086	9,496,956
Touchtunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3) (4) (13)	5/27/2022	7,500,000	7,500,000	7,462,500	1.0%
				7,500,000	7,500,000	7,462,500
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Note 7.750%(4) (9) (14)	10/15/2024	7,125,000	7,018,130	7,664,363	1.0%
				7,125,000	7,018,130	7,664,363
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 7.220%, 1.000% Floor(4) (8)	4/26/2021	9,776,362	9,776,362	9,776,362	1.3%
				9,776,362	9,776,362	9,776,362
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (12)	1/30/2020	4,000,000	3,918,977	—	0.0%
				4,000,000	3,918,977	—
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor(4) (8) (11)	6/8/2020	5,500,000	5,500,000	5,544,550	0.7%
				5,500,000	5,500,000	5,544,550
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants (6) (7)	2/21/2019	—	173	—	0.0%
				—	173	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(3) (4)	6/13/2019	4,135,134	4,125,602	4,083,031	0.5%
				4,135,134	4,125,602	4,083,031
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor(4) (15)	5/14/2021	1,683,230	958,901	938,401	0.1%
		Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (15)	5/13/2022	20,625,000	18,636,527	3,506,250	0.5%
				22,308,230	19,595,428	4,444,651
Verso Corporation	Media: Advertising, Printing & Publishing	Common Stock (7) (16)		—	2,238,108	949,331	0.1%
				—	2,238,108	949,331
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Note 11.488% effective yield(1) (4) (6) (9) (10)	7/19/2028	22,842,661	19,065,140	16,417,021	2.2%
				22,842,661	19,065,140	16,417,021
Watermill-QMC Holdings, Corp.	Automotive	Partnership Interest (4) (6) (7)		—	902,277	1,170,254	0.2%
				—	902,277	1,170,254
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor(3)	7/26/2022	10,620,778	10,374,269	10,370,127	1.4%
				10,620,778	10,374,269	10,370,127
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	10/8/2020	4,646,901	4,618,125	4,646,901	0.6%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				4,646,901	4,618,125	4,646,901

Total non-controlled/non-affiliated investments					$969,097,460	$926,968,867	121.9%

Controlled/affiliated investments – 18.4%(17)
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(3) (4) (5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.4%
		Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor, PIK (3) (4)	9/30/2021	6,911,202	5,848,310	6,911,202	0.9%
		Membership Units (4) (6) (7)		—	—	—	0.0%
				10,055,683	8,992,791	10,055,683
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK(4)	7/22/2020	7,297,959	7,297,959	7,297,959	1.0%
		Common Stock (4) (6) (7)		—	—	—	0.0%
		Preferred Equity Series A (4) (6) (7)		—	1,400,000	—	0.0%
		Preferred Equity Series AA (4) (6) (7)		—	700,000	—	0.0%
		Preferred Equity Series AAA (4) (6) (7)		—	317,800	158,900	0.0%
				7,297,959	9,715,759	7,456,859
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(3) (4) (12)	9/25/2020	28,071,914	22,489,086	19,344,356	2.5%
		Common Stock (4) (6) (7)		—	9	—	0.0%
		Common Stock, Class B (4) (6)(7)		—	—	—	0.0%
		Common Stock, Class C (4) (6)(7)		—	300,002	—	0.0%
				28,071,914	22,789,097	19,344,356
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity (6) (7)		—	7,032,468	7,032,468	0.9%
				—	7,032,468	7,032,468
Nomida, LLC	Construction & Building	Senior Secured First Lien Term Loan 10.000%(6)	12/1/2020	3,700,000	3,700,000	3,700,000	0.5%
		Equity (6) (7)		—	5,400,000	5,400,000	0.7%
				3,700,000	9,100,000	9,100,000
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity (5)(6)		72,991,250	72,991,250	72,086,943	9.5%
				72,991,250	72,991,250	72,086,943
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan 1.000%, 7.000% PIK(3)	3/31/2020	6,579,632	6,579,632	6,579,632	0.9%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(3)	3/31/2020	5,990,198	5,442,414	5,363,024	0.7%
		Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor, 4.500% PIK(3) (5)	3/31/2020	3,074,260	3,059,174	3,074,260	0.4%
		Equity/Warrants (6) (7)		—	—	—	0.0%
				15,644,090	15,081,220	15,016,916

Total controlled/affiliated investments					$145,702,585	$140,093,225	18.4%

Money market fund – 2.5%					1,114,800,045	1,067,062,092
Federated Institutional Prime Obligations Fund(16)		Money Market 1.190%		18,674,728	18,674,728	18,674,728	2.5%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Total money market fund					$18,674,728	$18,674,728	2.5%

Derivative Instrument - Long Exposure					Initial Notional Cost	Unrealized Appreciation/(Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			218,959,901	(5,483,594)	-0.7%
Total derivative instrument - long exposure					218,959,901	(5,483,594)	-0.7%

(1)
All of the Company's investments are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 17, Limited Series 2015-17A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, 2017-49A, Magnetite CLO Ltd. and VOYA CLO 2016-2, LTD. which are all domiciled in the Cayman Islands. All foreign investments are denominated in US Dollars.

(2)	Percentage is based on net assets of $760,249,071 as of September 30, 2017.
(3)
The interest rate on these loans is subject to a base rate plus 3 Month "3M" LIBOR, which at September 30, 2017 was 1.33%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at September 30, 2017 was the base rate plus the greater of the minimum LIBOR floor or 3M LIBOR.

(4)	An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
(5)	The investment has an unfunded commitment as of September 30, 2017. For further details, see Note 11. Fair value includes an analysis of the unfunded commitment.
(6)	The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940 (the 1940 Act"). Non-qualifying assets represent 25.3% of the Company's portfolio at fair value.
(7)	Security is non-income producing.
(8)	The interest rate on these loans is subject to a base rate plus 1 Month "1M" LIBOR.
(9)
Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $99,914,056 or 13.1% of net assets as of September 30, 2017 and are considered restricted.

(10)
This investment is in the equity class of a collateralized loan obligation (CLO"). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments

(11)	A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra Income Corporation.
(12)	The investment was on non-accrual status as of September 30, 2017.
(13)
Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total exposure to Imagine! Print Solutions, Inc., Isola USA Corp., Keystone Acquisition Corp., Livingston International, Inc., New Media Holdings II, LLC, Petco Animal Supplies, Inc., PetroChoice Holdings, LLC, Resolute Investment Managers, Inc., TCH-2 Holdings, LLC, and Touchtunes Interactive Networks, Inc. is $14,740,900 or 1.9%, $8,238,783 or 1.1%, $9,206,000 or 1.2%, $4,574,511 or 0.6%, $16,867,022 or 2.2%, $10,377,191 or 1.4%, $13,974,684 or 1.8%, $7,918,793 or 1.0%, $6,834,490 or 0.9%, and $8,416,005 or 1.1%, respectively, of Net Assets as of September 30, 2017.

(14)	Represents securities in Level 2 in the ASC 820 table (see Note 4).
(15)	The interest rate on these loans is subject to a base rate plus 6 month "6M" LIBOR.
(16)	Represents securities in Level 1 in the ASC 820 table (see Note 4).
(17)	Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.
(18)	Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

As of September 30, 2017, our income-bearing investment portfolio, which represented 94.6% of our total portfolio, had a weighted average yield based upon the cost of our investment portfolio of 9.2%, and 9.7% of our income-bearing portfolio bore interest based on fixed rates, while 90.3% of our income-bearing portfolio bore interest at floating rates, such as LIBOR or the Alternate Base Rate (“ABR”). The weighted-average yield on our income-producing investments is computed based upon the contractual interest payments and principal amortizations due at maturity for each individual investment, which is divided by the total cost borne by us on such income-producing investments as of the end of the applicable reporting period. The yield on our portfolio investments is higher than what investors in the Company will realize because it does not reflect our expenses and the sales load paid by investors. The total investment return based on net asset value to investors for the nine months ended September 30, 2017 and for the fiscal year ended December 31, 2016 was 2.56% and 9.87%, respectively. Total investment returns based on net asset value are historical and assume initial investment at net asset value and reinvestments of all distributions at prices obtained under the Company’s dividend reinvestment plan, and total investment returns do not show the effect of the sales load.

Overview of Portfolio Companies

Set forth below is a brief description of the business of our portfolio companies as of September 30, 2017.

Portfolio Company	Brief Description of Portfolio Company
AAAHI Acquisition Corporation
AAAHI Acquisition Corporation (“All Aboard”) is a leading provider of passenger transport services to customers throughout the U.S. Sun Belt Region. All Aboard is comprised of six local operating units, the largest of which include: Hotard, All Aboard America!, and Sun Diego.

Portfolio Company	Brief Description of Portfolio Company
AAR Intermediate Holdings, LLC
AAR Intermediate Holdings, LLC (“AAR”) provides field support services to oil and gas independent producers, drilling companies and midstream companies in the Denver-Julesburg Basin, with headquarters in the heart of the Wattenberg region in Greeley, CO. AAR builds, repairs, modifies and maintains oil and gas production equipment, sites, wells and pipelines.

Access Media Holding LLC
Access Media Holdings, LLC (d/b/a Access Media 3, Inc.), headquartered in Oak Brook, IL, is a triple-play provider of digital satellite television, high speed internet and voice services to the residential multi-dwelling unit market in the United States.

Advanced Diagnostic Holdings LLC	Advanced Diagnostic Holdings, LLC, founded in 2003 and headquartered in Tampa, FL, is a provider of specialty neuro and musculoskeletal diagnostic imaging services to physicians and chiropractors.
Alpha Media LLC	Alpha Media LLC, headquartered in Portland, OR, is a radio broadcast media company. Alpha Media’s formats include Top 40, Adult Contemporary, Spanish, Urban, News Talk, Sports, Rock, Country and more.
American Dental Partners, Inc.
American Dental Partners, Inc., headquartered in Wakefield, MA, is one of the largest dental practice management (“DPM”) companies in the U.S. and provides dental groups with critical administrative functions, enabling dentists to focus on clinical care.

Amerijet Holdings Inc.	Amerijet Holdings Inc., headquartered in Fort. Lauderdale, FL, is a leading provider of air cargo and logistics to and from the Caribbean, Mexico and Latin America.
AMMC CLO 17, Limited Series 2015-17A
AMMC CLO 17, Limited Series 2015-17A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Anaren, Inc.
Anaren, Inc., founded in 1967 and headquartered in East Syracuse, NY, is a leading provider of highly integrated microwave components, assemblies and subsystems for the aerospace, satellite, defense, wireless infrastructure, medical and industrial electronics end-markets worldwide.

Answers Corporation
Answers Corporation (“Answers”) is headquartered in St. Louis, MO operates three primary businesses, supported by shared services functions, focused on empowering consumers and brands by connecting them with the information to optimize their decision making.

APCO Holdings, Inc.
APCO Holdings, Inc., founded in 1984 and headquartered in Norcross, GA, is a marketer and third-party administrator of vehicle service contracts and other related ancillary products sold by automotive dealers.

Apidos CLO XXIV, Series 2016-24A
Apidos CLO XXIV, Series 2016-24A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last-out loans.

Asurion LLC	Asurion LLC, headquartered in Nashville, TN, is a provider of technology protection services to the wireless, retail, and home service provider industries.
Avantor Performance Materials Holdings, LLC
Avantor Performance Materials Holdings, LLC, headquartered in Center Valley, PA, is a global market leader in Life Sciences, focused on the development, manufacture and marketing of customized specialty products used in the production of biopharmaceuticals as well as research and disease diagnoses.

Aviation Technical Services, Inc.
Aviation Technical Services, Inc., founded in 1970 and headquartered in Everett, WA, is a provider of commercial aerospace aftermarket services to the North American maintenance, repair and overhaul market.

Barry's Bootcamp Holdings, LLC
Barry’s Bootcamp Holdings, LLC, founded in 1998 and headquartered in
Los Angeles, CA, is a leading boutique fitness studio operator offering hourlong workouts that focus on high-intensity interval training, cardio, and strength training.

Birch Communications, Inc.
Birch Communications, Inc., founded in 1996 and headquartered in Atlanta, GA, is a provider of IP-based voice and data communications, cloud and managed services to small and medium sized business as well as certain mid-market and enterprise customers.

Black Angus Steakhouses LLC	Black Angus Steakhouses LLC, founded in 1964 and headquartered in Los Altos, CA, operates restaurants across six states including California, Arizona, Alaska, New Mexico, Washington, and Hawaii.
Brand Energy & Infrastructure Services, Inc.
Brand Energy & Infrastructure Services, Inc. is a specialized industrial services provider for required maintenance and expansion projects in the refining, petrochemical, power generation, upstream, midstream and other industrial end markets.

Brundage-Bone Concrete Pumping, Inc.	Brundage-Bone Concrete Pumping, Inc., founded in 1983 and headquartered in Denver, CO., is the largest concrete pumping services in the United States.
Capstone Nutrition
Capstone Nutrition (“Capstone”) which is headquartered in Ogden, UT, is a pure-play developer and manufacturer in the nutrition industry. Since 1992, Capstone has been developing, producing, and packaging capsule, tablet, and powder products for a variety of customers in the United States and internationally.

Central States Dermatology Services, LLC	Central States Dermatology Services, LLC, headquartered in Dayton, OH, serves dermatology clinics throughout Ohio.
Charming Charlie LLC
Charming Charlie LLC is a destination retailer of fashion jewelry and accessories. Charming Charlie is known for its fun, friendly, and fabulous brand which permeates its in-store and online experience.

Checkers Holdings, Inc.	Checkers Drive-In Restaurants, Inc., are chains of double drive-thru restaurants in the United States. The company operates Checkers and Rally's restaurants in 28 states and the District of Columbia.
CP Opco, LLC
CP OPCO LLC, founded in 1978 and headquartered in Inglewood, CA, offers its customers a complete solution, pairing a broad portfolio of event rental products and temporary structures with value-added event services.

CPI Holdings, Inc.	CPI Holdings, Inc. develops and manufactures microwave, radio frequency, power, and control products for critical communications, defense and medical applications.

Portfolio Company	Brief Description of Portfolio Company
CSP Technologies North America, LLC
CSP Technologies North America, LLC manufactures patented, specialized desiccant polymer containers primarily for the pharmaceutical industry, but also for food and consumer applications used in the confectionery, dairy and cups industries.

CSTN Merger Sub Inc.
Cornerstone Chemical Company (“Cornerstone”), headquartered in Waggaman, LA, is a North American producer of critical intermediate and specialty chemicals including AN and melamine, which are marketed globally. Cornerstone is also a producer of sulfuric acid for the merchant market in the Gulf of Mexico region.

Deliver Buyer, Inc.	Buyer, Inc provides automated sortation system services as well as manufacturing products to courier and e-commerce customers.
DHISCO Electronic Distribution, Inc.
DHISCO Electronic Distribution, Inc. which is headquartered in Dallas, TX, is a full service platform that assists lodging providers in the distribution of hotel information to end consumers through various distribution channels.

Drew Marine Partners, LP
Drew Marine Partners, LP, founded in 1928 and headquartered in Whippany, NJ, provides vessel performance products and fire, safety and rescue solutions products to maritime transportation vessels and offshore oil rigs.

Dryden 38 Senior Loan Fund, Series 2015-38A
Dryden 38 Senior Loan Fund, Series 2015-38A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dryden 43 Senior Loan Fund, Series 2016-43A
Dryden 43 Senior Loan Fund, Series 2016-43A is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dryden 49 Senior Loan Fund, Series 2017-49A
Dryden 49 Senior Loan Fund is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, senior unsecured loans, second lien loans and first lien last out loans.

Dynamic Energy Services International LLC
Dynamic Energy Services International LLC, which is headquartered in Wayne, PA, is a provider of full-service fabrication, construction and maintenance services to a broad range of worldwide markets including oil and gas, industrial and petrochemical markets.

Elite Comfort Solutions LLC	Elite Comfort Solutions LLC is a specialty foam manufacturer and fabrication processer, producing a range of consumer-facing products including bed-in-a-box, toppers, and pillows.
Engineered Machinery Holdings, Inc
Engineered Machinery Holdings, Inc., headquartered in Downers Grove, IL, designs and assembles packaging, material handling and food processing equipment for a number of industries, including food and beverage, consumer products, e-commerce and distribution, retail, and agriculture and produce.

First Boston Construction Holdings, LLC
First Boston Construction Holdings, LLC, an affiliate of The Grossman Companies with offices in Quincy, MA and Southport, CT, extends private loans to builders, developers and real estate investors in the Northeast region of the United States.

FKI Security Group LLC
FKI Security Group LLC, founded in 1951 and headquartered in New Albany, IN, is a global manufacturer and national service provider of security, safety and asset protection products used in a variety of industries, including the financial services, government, retail, education, and medical end-markets.

Friedrich Holdings, Inc.	Friedrich Holdings, Inc., founded in 1883 and headquartered in San Antonio, TX, engineers and manufactures high-performance in-room air conditioning products.
Frontier Communications Corp.
Frontier Communications Corp. (“Frontier”), headquartered in Denver, CO, is a telephone company in the United States, mainly serving rural areas and smaller communities. Frontier offers wireline voice, data and video services to residential and business customers.

Genex Holdings, Inc.	Genex Holdings, Inc., headquartered in Wayne, PA, is a national provider of case management solutions to the workers’ compensation industry.
GK Holdings, Inc.	GK Holdings, Inc., headquartered in Cary, NC, is a worldwide provider of IT and business skills learning solutions participating in the global corporate training market.
Green Field Energy Services, Inc.	Green Field Energy Services, Inc., formed in 1969, is an independent oilfield services company. The company’s Plan of Reorganization was confirmed in 2014.
Harbortouch Payments, LLC
Founded in 1999 and headquartered in Allentown, PA, Lighthouse Network, LLC (f/k/a Harbortouch Payments, LLC) is a leading U.S. independent merchant acquiring payment solutions and point of sale software provider, serving more than 50,000 small and medium merchants nationwide.

HBC Holdings LLC
HBC Holdings LLC (d/b/a World & Main LLC), headquartered in Moody, AL, develops, markets and distributes products to leading retailers, wholesalers, home centers, discount stores, food and drug chains, municipalities, eRetailers, catalog companies and independent hardware stores.

Heligear Acquisition Co.
Heligear Acquisition Co. (d/b/a Northstar Aerospace), headquartered in Burr Ridge, IL, is an independent manufacturer of flight-critical aerospace gears and power transmission systems for domestic and international military and commercial aircraft applications.

High Ridge Brands Co.
Founded in 2011 and based in Stamford, CT, High Ridge Brands is a value oriented branded personal care companies in the United States with specialization in the skin cleansing, hair care and oral care product categories.

Holland Acquisition Corp.
Holland Acquisitions Corp. (“Holland”), founded in 1985 and headquartered in Fort Worth, TX, is a provider of land services to blue-chip clients throughout the United States. Holland offers a full-suite of land services in all three stages of the energy production cycle: upstream, midstream and downstream.

Hylan Datacom & Electrical LLC
Hylan Datacom & Electrical LLC, headquartered in Holmdel, NJ, is a specialty design, engineering and construction company providing telecommunications, electrical and utility services to customers in New York City and the greater Tri-State area.

Ignite Restaurant Group, Inc.
Ignite Restaurant Group, Inc. (“IRG”), headquartered in Houston, TX, operates and franchises over 350 restaurants throughout the U.S. and internationally. IRG offers a variety of chef-inspired food and beverages in a distinctive, casual, high-energy atmosphere.

Portfolio Company	Brief Description of Portfolio Company
IHS Intermediate, Inc.
IHS Intermediate, Inc. (d/b/a Interactive Health), headquartered in Schaumburg, IL, is a provider of customized corporate health and wellness improvement services. Interactive Health provides a suite of comprehensive, end-to-end services designed to improve personal health, lowering healthcare costs for employers, increasing employee productivity, and reducing health related absences.

Imagine! Print Solutions, LLC
Imagine! Print Solutions LLC., founded in 1988 and headquartered in Minneapolis, MN, is a provider of in-store marketing solutions in North America providing comprehensive in-store, point-of-purchase/point of sale marketing campaigns.

Impact Sales, LLC	Impact Sales, LLC is a Boise, Idaho based sales and marketing agency providing outsourced sales, marketing and merchandising services to consumer packaged goods manufacturers.
Interflex Acquisition Company, LLC
InterFlex Acquisition Company, LLC, headquartered in Wilkesboro, NC, is a comprehensive provider of specialized printed and converted flexible packaging solutions for food and consumer packaged goods producers throughout the USA and UK.

Invision Diversified, LLC
Invision Diversified, LLC (“Invision”), headquartered in Chicago, IL, is the parent company of five low-volatility, high recurring revenue and strong free cash flow-generating services businesses. Invision’s services businesses provide largely nondiscretionary outsourced business services to a broad base of longstanding, high quality customers in over 20 different end-markets.

IOP Monroe Acquisition, Inc.
IOP Monroe Acquisition, Inc. (d/b/a Monroe Truck Equipment, Inc.), founded in 1958 and headquartered in Monroe, WI, is a designer, manufacturer, and up-fitter (i.e. installer) of specialized truck equipment for the commercial and municipal markets.

Isola USA Corp.
Isola USA Corp., founded in Germany in 1912, is a global material science company that designs, develops, and manufactures copper-clad laminate and prepreg used to fabricate advanced multilayer printed circuit boards.

Keystone Acquisition Corp.	Keystone Acquisition Corp. provides care and quality management to public and commercial clients in the healthcare industry.
L&S Plumbing Partnership, Ltd.
L & S Plumbing Partnership, Ltd, founded in 1984 and headquartered in Richardson, TX, is a provider of plumbing, electrical and HVAC installation services for new single family home development in Texas.

Livingston International, Inc.	Livingston International, Inc. is a pure-play, non-asset-based customs broker with its U.S. headquarters based in Chicago, IL.
Loar Group, Inc
Loar Group, Inc. (“Loar”), headquartered in New York, NY, is a components manufacture in the North American aerospace & defense industry. Loar produces flight-critical, niche components which are used across the aircraft, including both airframe and engine applications.

LSF9 Atlantis Holdings, LLC.
LSF9 Atlantis Holdings, LLC (d/b/a A2Z Wireless Holdings, Inc. or “A2Z”), founded in 1996 and headquartered in Greenville, NC, is a leading retailer of Verizon wireless products and services. A2Z operates Verizon-branded retail stores that offer a comprehensive mix of wireless devices, including smartphones, feature phones, tablets, mobile broadband, and wearables, as well as, a broad range of accessories and device insurance coverage.

LTCG Holdings Corp.
LTCG Holdings Corp. (“LTCG”), headquartered in Eden Prairie, MN, provides business process outsourcing and assessment services for the long-term care insurance industry. LTCG offers end-to-end LTCI BPO services including: (i) application processing, underwriting and policy issuance; (ii) policy administration; (iii) claims processing and care management; (iv) assessments; and (v) professional services.

Magnetite XIX, Limited	Magnetite XIX, Limited is a collateralized loan obligation vehicle invested in a diversified portfolio of primarily senior secured first lien bank loans and, to a limited extent, second lien loans.
MCM Capital Office Park Holdings LLC
Capital Office Park Holdings is a commercial real estate portfolio in the Washington, DC metro area. The portfolio consists of six office buildings, a bank pad site and a residential development opportunity.

Nathan’s Famous, Inc.	Nathan’s Famous, Inc., founded in 1916 and headquartered in Jericho, NY, is a licensor, wholesaler and retailer of food products marketed under Nathan’s Famous brand in the U.S. and internationally.
Nation Safe Drivers Holdings, Inc.	Nation Safe Drivers Holdings, Inc., headquartered in Boca Raton, FL, is a provider of towing and roadside assistance services, as well as supplemental insurance related products.
New Media Holdings II LLC	New Media Holdings II LLC, headquartered in New York, NY, is a publisher of locally-based print and online media in the United States.
Nomida LLC
Nomida LLC is a fully entitled, 40,800 sq. ft. for-sale multifamily development located in Chicago, IL. The site is centrally located in Wicker Park and will consist of 24 loft-style condominiums approximately 1,700 sq. ft. in size, with parking available for all residents.

Novetta Solutions, LLC
Novetta Solutions, LLC, headquartered in McLean, VA, is an advanced analytics company focused on technology-intensive national security solutions, providing services to government and commercial organizations.

Nuspire, LLC
Nuspire, LLC, headquartered in Commerce, MI, is a managed security services provider delivering superior threat detection and remediation through a skilled team of experts, advanced R&D, and proprietary solutions that merge big data and deep human analytics.

Omnitracs, Inc.	Omnitracs, Inc., headquartered in Dallas, TX, is a provider of satellite and terrestrial-based connectivity and location solutions to transportation and logistics companies.
Oxford Mining Company, LLC
Oxford Mining Company, LLC (d/b/a Westmoreland Resource Partners, L.P. or "Westmoreland"), headquartered in Columbus, OH, is a producer of high-value thermal coal and surface-mined coal. Westmoreland operates active surface mines with mining complexes principally in Ohio, Kentucky, West Virginia and Pennsylvania.

Path Medical LLC
Path Medical, LLC, founded in 1993, is a provider of fully-integrated acute trauma treatment and diagnostic imaging solutions to patients injured in automobile and non-work related accidents throughout Florida.

Portfolio Company	Brief Description of Portfolio Company
Payless Holdings LLC
Payless Inc. (“Payless”), founded in 1956 and headquartered in Topeka, KS, sells low-cost, high-quality family footwear. In addition to footwear, Payless also sells a broad array of accessories such as handbags, jewelry, bath-and-beauty products, and hosiery.

Petco Animal Supplies, Inc.
Petco Animal Supplies, Inc. is a omnichannel specialty retailer of pet food, supplies, services and companion animals in the United States, with one of the largest selections of premium pet brands and services available.

PetroChoice Holdings, Inc.	PetroChoice Holdings, Inc. is a distributor of US lubricants and services primarily serving the Northeastern and Midwestern United States.
Preferred Proppants, LLC	Preferred Sands Holding Company, LLC, headquartered in Radnor, PA, is a provider of high quality raw and resin coated frac sand for use in the oil and gas industry.
Press Ganey Holdings, Inc.
Press Ganey Holdings, Inc., headquartered in South Bend, IN, is a provider of patient experience and caregiver measurement, performance analytics and strategic advisory solutions for healthcare organizations across the continuum of care.

PT Network, LLC	PT Network, LLC (d/b/a Pivot Physical Therapy), is a regional outpatient physical therapy and sports medicine operator with clinics in most of the Mid-Atlantic region.
Reddy Ice Corporation	Reddy Ice Corporation, headquartered in Dallas, TX, is a manufacturer and distributor of packaged ice in the U.S., with a top market share in the majority of its footprint, which spans 34 states.
Research Now Group, Inc.	Research Now Group, Inc., founded in 1999 and headquartered in Plano, TX, collects data through online and mobile surveys utilizing proprietary consumer and business panels.
Resolute Investment Managers, Inc.
Resolute Investment Managers, Inc. headquartered in Irving, TX, is an asset management firm that provides institutional-quality equity, fixed income, alternative and cash solutions to retail and institutional clients.

Rhombus Cinema Holdings, LP
Rhombus Cinema Holdings, LP, headquartered in Beverly Hills, CA, is an innovator and licensor of stereoscopic (3D) and other visual technologies for use in the cinema and on consumer electronic devices.

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SFP Holding, Inc.	SFP Holdings, Inc., founded in 1999 and headquartered in St. Paul, MN, is a provider of fire and life safety security systems.
Ship Supply Acquisition Corporation
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Sizzling Platter, LLC
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Southwest Dealer Services, Inc.
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Starfish Holdco LLC
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Portfolio Company	Brief Description of Portfolio Company
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MANAGEMENT OF THE COMPANY

Our business and affairs are managed under the direction of our board of directors. The responsibilities of the board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors consists of five members, three of whom are not “interested persons” of our company or of SIC Advisors as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by our board of directors. We refer to these individuals as our independent directors. Our board of directors elects our executive officers, who serve at the discretion of the board of directors.

Board of Directors

Under our articles of incorporation, our directors are divided into three classes. Each class of directors holds office for a three-year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Directors

Information regarding the board of directors is as follows:

Name	Age	Position	Director Since	Expiration of Term
Interested Directors:
Seth Taube	47	Director, Chairman of the Board and Chief Executive Officer	2012	2018
Brook Taube	47	Director	2012	2020
Non-interested Directors:
Oliver T. Kane	67	Director	2014	2019
Valerie Lancaster-Beal	63	Director	2012	2018
Stephen R. Byers	64	Director	2012	2020

The address for each director is c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Executive Officers Who are not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Age	Position	Executive Officer Since
Christopher M. Mathieu	52	Chief Financial Officer, Treasurer and Secretary	2016
Jeff Tonkel	47	President	2013
John D. Fredericks	53	Chief Compliance Officer	2014
Dean C. Crowe	55	Chief Operating Officer	2015

The address for each executive officer is c/o Sierra Income Corporation, 280 Park Ave, 6th Floor East, New York, NY 10017.

Biographical Information

The following is information concerning the business experience of our board of directors and executive officers. Our directors have been divided into two groups — interested directors and independent directors. Interested directors are “interested persons” as defined in the 1940 Act.

Interested Directors

Seth Taube has served as Chairman of the board of directors and Chief Executive Officer of the Company since its inception in April 2012. He has also served on the board of directors for Medley Capital Corporation (NYSE: MCC) since its inception in January 2011 and a Trustee on the Board of Trustees of Sierra Total Return Fund since January 2016. Mr. Taube co-founded Medley in 2006 and has served as co-Chief Executive Officer since then and as co-Chairman of the board of directors of Medley Management

Inc. (NYSE:MDLY) since its formation in June 2014. Prior to forming Medley in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube previously worked with Tiger Management and held positions with Morgan Stanley & Co. in its Investment Banking and Institutional Equity Divisions. Mr. Taube received a BA from Harvard University, an M.Litt. in Economics from St. Andrew’s University in Great Britain, where he was a Rotary Foundation Fellow, and an MBA from the Wharton School at the University of Pennsylvania.

We believe that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to our Board of Directors.

Brook Taube has served on the Company’s board of directors since its inception in April 2012. In addition, Mr. Taube has served as the Chief Executive Officer, Chairman of the board of directors and Chief Investment Officer of Medley Capital Corporation (NYSE: MCC) since its inception in January 2011, a Trustee on the board of trustees of Sierra Total Return Fund since August 2016 and serves on the investment committee for SIC Advisors. Prior to forming Medley Management Inc. (NYSE: MDLY) in 2006, Mr. Taube was a Partner with CN Opportunity Fund, T3 Group, a principal and advisory firm focused on distressed asset and credit investments, and Griphon Capital Management. Mr. Taube began his career in leveraged finance at Bankers Trust in 1992. Mr. Taube received a BA from Harvard University.

We believe that Mr. Taube’s broad and extensive experience in asset and credit management and finance industries and his service as portfolio manager for several Medley affiliates supports his appointment to our Board of Directors.

Independent Directors

Oliver T. Kane has served as a director since October 2014. Since January 21, 2016 Mr. Kane has served as the Company’s lead independent director. From November 2010 to December 2012, Mr. Kane was Chairman of the Board of Trustees of the Ashmore Funds, a US 1940 Act mutual fund complex. From 1999 to 2005, he was a founding partner of Ashmore Investment Management, Limited, a specialist emerging markets investment firm based in London, England. Prior to Ashmore, Mr. Kane served as president and chief executive officer of ANZ Securities, Inc. from 1993 to 1998. Earlier in his career with J.P. Morgan and Co. from 1972 until 1987, and then Equitable Capital Management Corp., from 1987 until 1993, Mr. Kane specialized in lending and providing financial advice to corporations in the US, UK/Europe and North and Southeast Asia. Mr. Kane received his PMD from Harvard Business School, and his B.A. from Harvard College.

We believe that Mr. Kane’s substantial executive experience in the investment management industry, including his work with developed economies and emerging markets in the fields of credit and banking, debt, equity and special situation investments, and corporate finance/private equity will make him a valuable addition to our Board of Directors.

Valerie Lancaster-Beal has served as a director since February 2012. Ms. Lancaster-Beal is also the President of VLB Associates, a management consulting firm she co-founded in January 2014 that provides financial and operational advisory services to middle-market business, investment firms and non-profit organizations. Prior to this, she served as Managing Director at M.R. Beal & Company, which she co-founded in April 1988. Prior to co-founding M.R. Beal & Company, Ms. Lancaster-Beal worked for Citicorp Investment Bank and Drexel Burnham Lambert.

Ms. Lancaster-Beal currently serves as a Trustee of the City University of New York, where she is the chair of the Faculty, Staff and Administration committee. Previously, Ms. Lancaster-Beal served on the Board of Regents of Georgetown University. Ms. Lancaster-Beal holds a B.A. in Economics from Georgetown University and an MBA from the Wharton School of Business of the University of Pennsylvania.

We believe that Ms. Lancaster-Beal’s 30 years of investment banking experience at M.R. Beal & Company, Citicorp Investment Bank and Drexel Burnham Lambert support her appointment to the Board of Directors.

Stephen R. Byers has served as a director since February 2012. He is also an independent trustee of the Deutsche Bank DBX ETF Trust, where he presently serves independent chairman (since November 2016) and as a member of the audit and nominating committees. Mr. Byers served the Trust as chair of the audit committee and nominating committee from December 2010 to February 2015, and as lead independent trustee from February 2015 to November 2015 and continues to be designated as audit committee financial expert for DBX ETF Trust (since December 2010). Since June 2016, Mr. Byers has served as a board member of the Mutual Fund Directors Forum, which is an independent, non-profit organization that serves independent directors of U.S. 1940 Act funds. The Forum enhances the governance of registered investment companies by educating independent directors and providing them with a voice in key policy issues affecting these funds and their shareholders. Since 2014, Mr. Byers has been engaged periodically as an independent consultant to provide expert report and opinion in financial and investment related matters.

Mr. Byers served as a Trustee for the College of William and Mary Graduate School of Business from 2002 to 2012. In addition, Mr. Byers was an investment executive with The Dreyfus Corporation (“Dreyfus”) from 2000 to 2006 and served as vice chairman, executive vice president, chief investment officer, member of the board of directors and executive committee, and fund officer of 90 investment companies, responsible for investment performance of approximately $200 billion in assets under management. Prior to joining Dreyfus, he served as an executive vice president, partner, chief financial officer, treasurer and member of the board of directors of Gruntal & Co., LLC, from 1998 to 1999. Mr. Byers served in executive positions at PaineWebber Group (PWG) from 1986 to 1997, and served in such capacities as chairman of the investment policy and risk-oversight committee, capital markets director of risk and credit management, and was NASD registered as general principal, financial and operations principal and branch principal. Prior to PaineWebber, Mr. Byers was an executive at Citibank/Citicorp from 1979 to 1986. Mr. Byers received his M.B.A. in Finance from Roth Graduate School of Business, Long Island University and his B.A. in Economics from Long Island University. In December 2014, Mr. Byers was recognized by the National Association of Corporate Directors as a Board Leadership Fellow.

We believe that Mr. Byers’ broad and extensive experience with a variety of financial, accounting, management, regulatory and operational issues through his involvement on DBX ETF Trust’s board and experience in senior management positions support his appointment to our Board of Directors.

Executive Officers Who are not Directors

Christopher M. Mathieu has served as the Chief Financial Officer, Treasurer and Secretary of the Company since November 2016. Mr. Mathieu has also served as the Managing Director of Medley Management Inc. (NYSE: MDLY) since September 2016 and as the Chief Financial Officer, Treasurer and Secretary of Sierra Total Return Fund since November 2016. Prior to joining Medley, Mr. Mathieu co-founded and was the Chief Financial Officer at Horizon Technology Finance Corporation, where he raised debt and equity capital commitments and provided oversight of all finance and administrative functions, from May 2003 to August 2016. Mr. Mathieu was a Vice President, Life Sciences both at GATX Ventures, Inc., from July 2000 to May 2003, and Transamerica Technology Finance, from September 1996 to July 2000. Mr. Mathieu was also a Vice President, Finance at Financing for Science International, Inc. from March 1993 to September 1996. Mr. Mathieu was a Manager at KPMG Peat Marwick in the Financial Services and Middle Market group from 1987 to 1993. Mr. Mathieu is a CPA and received a BS in Business Administration degree in Accounting from Western New England College.

Jeff Tonkel has served as President of the Company since July 2013. Mr. Tonkel joined Medley in January 2011 and has served as President and as a member of the Board of Directors of Medley Management Inc. (NYSE: MDLY) since its formation in June 2014. He has also served as a member of the board of directors of Medley Capital Corporation (NYSE: MCC) since February 2014 and as President of Sierra Total Return Fund since August 2016. Prior to joining Medley, Mr. Tonkel was a Managing Director with JP Morgan from January 2010 to November 2011, where he was Chief Financial Officer of a global financing and markets business. Prior to JP Morgan, Mr. Tonkel was a Managing Director, Principal Investments, with Friedman Billings Ramsey, where he focused on merchant banking and corporate development investments in diversified industrials, energy, real estate and specialty finance. Mr. Tonkel began his investment career with Summit Partners. Mr. Tonkel received a B.A. from Harvard University and an M.B.A. from Harvard Business School.

John D. Fredericks has served as the Chief Compliance Officer of the Company since February 2014. Mr. Fredericks has also served as the Chief Compliance Officer of Medley Capital Corporation (NYSE: MCC) since February 2014 and Sierra Total Return Fund since August 2016 and as General Counsel of Medley since June 2013. Prior to joining Medley, Mr. Fredericks was a partner with Winston & Strawn, LLP from February 2003 to May 2013, where he was a member of the firm’s restructuring and insolvency and corporate lending groups. Before joining Winston & Strawn, LLP, Mr. Fredericks was a partner with Murphy Sheneman Julian & Rogers from 2000 to 2003 and an associate at Murphy, Weir & Butler from 1993 to 2000. Mr. Fredericks was admitted to the California State Bar in 1993. Mr. Fredericks received a BA from the University of California Santa Cruz and a JD from University of San Francisco.

Dean Crowe has served as the Company’s Chief Operating Officer since August 2015, a Senior Portfolio Manager of the Company since April 2012, and as a Senior Managing Director of Medley since March 2011. Prior to joining Medley, Mr. Crowe was a Portfolio Manager with UBS O’Connor, the Alternative Investment subsidiary of UBS Asset Management, where he managed corporate credit investments and the O’Connor Credit Arbitrage Fund. Before joining UBS, Mr. Crowe held various positions at Merrill Lynch in New York, where he managed proprietary credit trading. Mr. Crowe began his career with Salomon Brothers in New York, where he traded and invested in privately placed corporate debt. Mr. Crowe received a BBA in Accounting from James Madison University.

Committees of the Board of Directors

Our board of directors currently has two committees: an audit committee and a nominating and corporate governance committee.

Audit Committee.  The audit committee operates pursuant to a charter approved by our board of directors. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the board of directors in fulfilling its responsibilities for overseeing and monitoring the quality and integrity of our financial statements, the adequacy of our system of internal controls, the review of the independence, qualifications and performance of our registered public accounting firm, and the performance of our internal audit function. The Audit Committee’s responsibilities include selecting our independent registered public accounting firm, reviewing with such independent registered public accounting firm the planning, scope and results of its audit of our financial statements, pre-approving the fees for services performed, reviewing with the independent registered public accounting firm the adequacy of internal control systems and reviewing our financial statements and periodic reports. The Audit Committee also establishes guidelines and makes recommendations to our board of directors regarding the valuation of our investments. The Audit Committee is responsible for aiding our board of directors in determining the fair value of debt and equity securities that are not publicly traded or for which current market values are not readily available. The audit committee is presently composed of three persons, including Oliver T. Kane, Valerie Lancaster-Beal and Stephen R. Byers. Our board of directors has elected Mr. Byers as the chair of the Audit Committee. Our board of directors has determined that Mr. Byers qualifies as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Company or of SIC Advisors as defined in Section 2(a)(19) of the 1940 Act.

Nominating and Corporate Governance Committee.  The nominating and governance committee is responsible for selecting, researching, and nominating directors for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for directors. The nominating and corporate governance committee will consider qualified nominees properly recommended by our stockholders in accordance with our charter, bylaws and applicable law. When evaluating director-nominees, the nominating and corporate governance committee considers factors it deems appropriate in accordance with its charter, including the overall business expertise of the candidate, the current composition of the board of directors, including the backgrounds and diversity of the existing directors, whether the composition of the board of directors will contain a majority of independent directors as determined under the 1940 Act, the candidate’s character and integrity, whether the candidate possesses the ability to work well with others, conflicts of interest interfering with the proper performance of the responsibilities of a director, and whether the candidate would have sufficient time to devote to the affairs of the Company, including consistent attendance at board of directors and committee meetings and advance review of materials and whether each candidate can be trusted to act in the best interests of us and all of our stockholders. The nominating and corporate governance committee consists of Valerie Lancaster-Beal, Oliver T. Kane and Stephen R. Byers, all of whom are considered independent for purposes of the 1940 Act. No member of the nominating and corporate governance committee is an “interested person,” as such term is defined in Section 2(a)(19) of the 1940 Act, of SIC Advisors or the Company. Valerie Lancaster-Beal serves as the chair of the Nominating and Corporate Governance Committee.

Compensation of Directors

The following table sets forth compensation of our directors, for the year ended December 31, 2016:

Name	Fees Earned or Paid in Cash(1)	All Other Compensation	Total
Interested Directors
Seth Taube	—	—	—
Brook Taube	—	—	—
Non-interested Directors
Valerie Lancaster-Beal	$88,500	—	$88,500
Stephen R. Byers	$95,000	—	$95,000
Oliver T. Kane	$89,472	—	$89,472

(1)	For a discussion of the independent directors’ compensation, see below.

As compensation for serving on our board of directors, effective January 1, 2017, the Company’s independent directors receive an annual retainer of $85,000 each, and further receive a fee of $3,000 ($1,000 for telephonic attendance) for each regularly scheduled board meeting attended, a fee of $2,500 ($1,000 for telephonic attendance) for each regularly scheduled audit committee meeting attended and a fee of $2,000 ($1,000 for telephonic attendance) for each special board meeting attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chair of the Audit Committee receives an annual retainer of $15,000, while the Chair of any other committee receives an annual retainer of $5,000. The Lead Independent Director will receive an annual retainer of $10,000. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

Prior to January 1, 2017, independent directors received an annual retainer fee of $50,000 each. Prior to January 1, 2017, independent directors also received $4,000 ($2,000 for telephonic attendance) for attending each regularly scheduled board meeting, and a fee of $2,000 for each special board meeting and all committee meetings attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting.

Staffing

We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of SIC Advisors and Medley, pursuant to the terms of the Investment Advisory Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Advisor. In addition, we reimburse Medley for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers

None of our officers receive direct compensation from us. The compensation of our chief financial officer and chief compliance officer is paid by Medley Capital LLC, subject to reimbursement by us of an allocable portion of such compensation for services rendered by him to us. To the extent that Medley Capital LLC outsources any of its functions, we will pay the fees associated with such functions on a direct basis without profit to Medley Capital LLC.

Board Leadership Structure

Our business and affairs are managed under the direction of our board of directors. Among other things, our board of directors sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our board of directors, and of any individual director, is one of oversight and not of management of our day-to-day affairs.

Under our bylaws, our board of directors may designate one of our directors as chair to preside over meetings of our board of directors and meetings of stockholders, and to perform such other duties as may be assigned to him or her by our board of directors. Presently, Seth Taube serves as chairman of our board of directors and is an “interested person” by virtue of his role as our Chief Executive Officer and Chief Executive Officer of our Advisor. We believe that it is in the best interests of our stockholders for Seth Taube to serve as chair of our board of directors because of our belief in his significant experience in matters of relevance to our business.

We are aware of the potential conflicts that may arise when a non-independent director is chairman of the board of directors, but believe these potential conflicts are offset by our strong corporate governance policies. Our corporate governance policies include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of the audit committee and the nominating and corporate governance committee, each comprised solely of independent directors and the appointment of a chief compliance officer, with whom the independent directors meet at least once a year without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

We recognize that different board leadership structures are appropriate for companies in different situations. We re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs. On January 21, 2016, at the recommendation of the Nominating and Corporate Governance Committee, our board of directors elected Oliver T. Kane to serve as lead independent director of the Company. Mr. Kane also serves on the Company’s Audit Committee and Nominating and Corporate Governance Committee.

All of the independent directors play an active role on the board of directors. The independent directors compose a majority of our board of directors and are closely involved in all material deliberations related to us. Our board of directors believes that, with these practices, each independent director has an equal involvement in the actions and oversight role of our board of directors and equal accountability to us and our stockholders. Our independent directors are expected to meet separately (i) as part of each regular board of directors meeting and (ii) with our chief compliance officer, as part of at least one board of directors meeting each year.

Our board of directors believes that its leadership structure is the optimal structure for us at this time. Our board of directors, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of us.

Board Role in Risk Oversight

Our board of directors oversees our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our board of directors implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, our board of directors and its committees receive reports on our and our Advisor’s activities, including reports regarding our investment portfolio and financial accounting and reporting. Our board of directors also receive a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of our Advisor, dealer manager, administrator and transfer agent. The audit committee’s meetings with our independent public accounting firm also contribute to its oversight of certain internal control risks. In addition, our board of directors meets periodically with our Advisor to receive reports regarding our operations, including reports on certain investment and operational risks, and our independent directors are encouraged to communicate directly with senior members of our management.

Our board of directors believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or eliminated, and some risks are beyond the control of us, our Advisor and our other service providers.

PORTFOLIO MANAGEMENT

The management of our investment portfolio is the responsibility of SIC Advisors and its Investment Committee, which is comprised of a minimum of three members, including senior members of Medley as well as members of SIC Advisors’ Investment Team. Approval of an investment requires a majority vote of the Investment Committee, although unanimous agreement is sought. The members of SIC Advisors’ Investment Committee are not employed by us, and receive no compensation from us in connection with their portfolio management activities.

Investment Personnel

SIC Advisors, through Medley, is currently staffed with over 85 employees, including the investment personnel noted above. In addition, SIC Advisors may retain additional investment personnel in the future based upon its needs.

The table below shows the dollar range of shares of common stock beneficially owned by each portfolio manager as of the date of this prospectus:

Name of Portfolio Manager	Dollar Range of Equity Securities in Sierra Income Corporation(1)(2)
Dean Crowe	None
Brian Dohmen	None
Howard Liao	None
Brook Taube(3)	over $1,000,000

(1)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

(2)	The dollar range of equity securities beneficially owned by our portfolio managers is based on an assumed offering price of $10.00 per share.

(3)	Reflects the pecuniary interest of the named person in the shares of our common stock as a result of their control of Medley LLC and SIC Advisors.

Biographical Information

The following is information concerning the business experience of our portfolio managers who are not executive officers or directors.

Brian Dohmen is a Senior Managing Director of Medley and Head of Origination. Prior to joining Medley, Mr. Dohmen managed business development for Newport Realty, LLC from 2009 until 2011 and was a Managing Director at Freeport Financial, a specialty finance company focused on financing leveraged buyouts for private equity sponsors from 2006 until 2009. Mr. Dohmen had worked at Heller Financial and GE Capital from 2000 until 2006. Mr. Dohmen has served on the board of directors, either as a representative or observer of the following companies: Home Market Foods, RCS Management, Harrison Gypsum, AUL Corporation, Westport Axle, Accupac, Be Green Packaging, Dream Finders Homes, Merchant Cash and Capital, and Sendero Drilling. Mr. Dohmen started his career with LaSalle National Bank from 1997 until 2000. Mr. Dohmen received a BBA in Finance and Risk Management from the University of Wisconsin — Madison.

Howard Liao is a Managing Director of Medley and Head of Corporate Credit. Mr. Liao has over 15 years of leveraged finance, direct lending and private equity experience originating, structuring and investing in a variety of credit-oriented alternative investments. Prior to joining Medley, Mr. Liao held several positions at Lehman Brothers. He was a member of Lehman’s Leveraged Finance Group from 2004 until 2007, a founding principal of Lehman’s Mezzanine Fund from 2007 until 2009 and, most recently, a Managing Director in Lehman’s Private Principal Investments Group managing private and syndicated debt and private equity investments for the Lehman estate from 2009 until 2014. Mr. Liao has served on the board of directors, either as a representative or observer, of the following companies: Varel International, Castex Energy, DHS Drilling Company, Universal Pegasus, Invicta Financial, Greenbrier Minerals and Energy Maintenance Services. Mr. Liao received a BSBA from Georgetown University and an MBA from UCLA Anderson School of Management.

THE ADVISOR

SIC Advisors serves as our investment adviser. SIC Advisors is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, SIC Advisors manages the day-to-day operations of, and provides investment advisory and management services to, us. SIC Advisors is an affiliate of Medley and has offices in New York and San Francisco. Medley is an asset management firm with over $5 billion of assets under management as of September 30, 2017.

INVESTMENT ADVISORY AGREEMENT AND FEES

Our investment process is provided through the efforts of SIC Advisors and benefits from the business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of Medley. SIC Advisors is responsible for the overall management of our activities and for the day-to-day management of our investment portfolio. SIC Advisors provides its services under an Investment Advisory Agreement with us. The activities of our Advisor are subject to the supervision and oversight of our board of directors.

Advisory Services

Under the terms of the Investment Advisory Agreement, our Advisor will be responsible for the following:

•	determining the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifying, evaluating, negotiating and structuring the investments we make;

•	performing due diligence on prospective portfolio companies;

•	executing, closing, servicing and monitoring the investments we make;

•	determining the securities and other assets that we will purchase, retain or sell; and

•	providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our capital.

Under the Investment Advisory Agreement, SIC Advisors has a fiduciary responsibility for the safeguarding and use of all of our funds and assets. SIC Advisors is also subject to liability under both the 1940 Act and the Advisors Act for a breach of these fiduciary duties.

SIC Advisors will be primarily responsible for initially identifying, evaluating, negotiating and structuring our investments. These activities will be carried out by its investment teams and subject to the oversight of SIC Advisors’ senior investment personnel. Each investment that we make will require the approval of our Advisor before the investment may be made. Certain affiliated co-investment transactions may require the additional approval of our independent directors.
SIC Advisors’ services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Term; Effective Date

The Investment Advisory Agreement was initially approved by our board of directors on April 5, 2012 and, pursuant to the 1940 Act, remained in effect for a period of two years. Unless earlier terminated as described below, the Investment Advisory Agreement will remain in effect from year-to-year thereafter if approved annually at an in-person meeting of our board of directors by a majority of our directors who are not “interested persons” as defined in the 1940 Act, of the Company or SIC Advisors, and either our board of directors or the holders of a majority of our outstanding voting securities. Most recently, our board of directors held an in-person meeting on March 1, 2017, in order to consider and approve the annual approval and continuation of the Investment Advisory Agreement.

In its consideration of the Investment Advisory Agreement, our board of directors focused on information it had received relating to, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by SIC Advisors; (b) comparative data with respect to advisory fees or similar expenses paid by other BDCs with similar investment objectives; (c) our projected operating expenses and expense ratio compared to BDCs with similar investment objectives; (d) any existing and potential sources of indirect income to SIC Advisors from its relationships with us and the profitability of those relationships; (e) information about the services to be performed and the personnel performing such services under the investment advisory agreement; (f) the organizational capability and financial condition of SIC Advisors and its respective affiliates; and (g) various other factors.

Based on the information reviewed and the discussion thereof, the board of directors, including a majority of the non-interested directors, concluded that the investment management fee rates and terms are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement for a period of one additional year, which will expire on April 17, 2018.

The Investment Advisory Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, we may terminate the Investment Advisory Agreement with SIC Advisors upon 60 days’ written notice. The decision to terminate the agreement may be made by a majority of our independent directors or the holders of a majority of the outstanding shares of our common stock. In addition, SIC Advisors may terminate the Investment Advisory Agreement with us upon 120 days’ written notice.

Annual Board Approval of the Investment Advisory Agreement

Our board of directors, including a majority of independent directors, will annually review the compensation we pay to Medley to determine that the provisions of the investment advisory agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of Medley. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to Medley for such services to amounts paid by other comparable BDCs to their investment advisers for similar services.

Investment Advisory Fees

We pay SIC Advisors a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. We believe that this fee structure benefits stockholders by aligning the compensation of our Advisor with our overall investment performance. The cost of both the management fee and the incentive fee are ultimately be borne by our stockholders.

Base Management Fee

The base management fee is calculated at an annual rate of 1.75% of our gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. The Advisor will benefit when we incur debt or use leverage. The base management fee is calculated based on our gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter will be appropriately prorated.

Incentive Fee

The incentive fee is divided into two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and is determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement is in effect. If the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of the termination.

The subordinated incentive fee on income for each quarter will be calculated as follows:

•
No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter. We refer to this as the quarterly preferred return.

•
All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter, is payable to the Advisor. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding fiscal quarter in any quarter.

•
For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our net assets at the end of the immediately preceding fiscal quarter, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•
Pre-incentive fee net investment income is defined as interest income, dividend income and any other income accrued during the calendar quarter, minus our operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on Income
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of net assets)

Percentage of Pre-Incentive Fee Net Investment Income Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on investments sold and shall be determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. In the case the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of our realized capital gains, less the aggregate amount of any previously paid incentive fee on capital gains. Incentive fee on capital gains is equal to our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis. In order to provide an incentive for our Advisor to successfully execute a merger transaction involving us that is financially accretive and/or otherwise beneficial to our stockholders even if our Advisor will not act as an investment adviser to the surviving entity in the merger, we may seek exemptive relief from the SEC to allow us to pay our Advisor an incentive fee on capital gains in connection with our merger with and into another entity. Absent the receipt of such relief, our Advisor will not be entitled to an incentive fee on capital gains or any other incentive fee in connection with any such merger transaction.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.75% on our net assets at the end of the immediately preceding fiscal quarter for a quarter, we will pay the applicable incentive fee even if we have incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Advisor will not be under any obligation to reimburse us for any part of the incentive fee it receives that is based on prior period accrued income that we never receive as a result of a subsequent decline in the value of our portfolio.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees will also be calculated using a detailed policy and procedure approved by our Advisor and our board of directors, including a majority of the independent directors, and such policy and procedure will be consistent with the description of the calculation of the fees set forth above.

Our Advisor may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisor may determine in its sole discretion.

Below are examples of the two-part incentive fee:

Example — Subordinated Incentive Fee on Income, Determined on a Quarterly Basis

Assumptions
First Quarter:	Pre-incentive fee net investment income equals 0.5500%
Second Quarter:	Pre-incentive fee net investment income equals 1.9500%
Third Quarter:	Pre-incentive fee net investment income equals 2.800%

The subordinated incentive fee on income in this example would be:
First Quarter:	Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income
Second Quarter:
Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% between the 1.75% preferred return and 1.95%

Third Quarter:
Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 2.8% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up”

Example — Incentive Fee on Capital Gains (Millions)

Alternative 1 — Assumptions
Year 1:	$20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)
Year 2:	Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million
Year 3:	FMV of Investment B determined to be $25 million
Year 4:	Investment B sold for $31 million

The capital gains portion of the incentive fee would be:
Year 1:	None, because no investments were sold
Year 2:	Capital gains incentive fee of $6 million ($30 million realized capital gains on sale of Investment A multiplied by 20%)
Year 3:	None, because no investments were sold
Year 4:	Capital gains incentive fee of $200,000 ($6.2 million ($31 million cumulative realized capital gains multiplied by 20%) less $6 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions
Year 1:
$20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”), $25 million investment made in Company C (“Investment C”) and the cost basis of Other Portfolio Investments is $25 million

Year 2:
Investment A sold for $50 million ($20 million cost basis to be reinvested into Other Portfolio Investments and the $30 million capital gain is available for distribution), fair market value, or FMV, of Investment B determined to be $25 million (creates $5 million in unrealized capital depreciation), the FMV of Investment C determined to be $25 million and FMV of Other Portfolio Investments determined to be $25 million

Year 3:
FMV of Investment B determined to be $27 million (creates $3 million in unrealized capital depreciation), Investment C sold for $30 million ($25 million cost basis to be reinvested into Other Portfolio Investments and the $5 million capital gain is available for distribution) and FMV of Other Portfolio Investments determined to be $45 million

Year 4:	FMV of Investment B determined to be $30 million and FMV of Other Portfolio Investments determined to be $45 million
Year 5:
Investment B sold for $20 million ($20 million cost basis to be reinvested into Other Portfolio Investments and $10 million capital loss) and FMV of Other Portfolio Investments determined to be $45 million

Year 6:	Total Portfolio is sold for $80 million ($15 million capital gain computed based on a cumulative cost basis in Other Portfolio Investments of $65 million)

The incentive fee on capital gains in this example would be:
Year 1:	None, because no investments were sold
Year 2:	$5 million incentive fee on capital gains (20% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B))
Year 3:
$1.4 million incentive fee on capital gains ($6.4 million (20% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation))) less $5 million incentive fee on capital gains paid in Year 2

Year 4:	None, because capital gains incentive fees are paid on realized capital gains only
Year 5:
None, because $5 million (20% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) is less than $6.4 million cumulative incentive fee on capital gains paid in prior years

Year 6:
$1.6 million incentive fee on capital gains (20% multiplied by $40 million ($25 million cumulative realized capital gains plus $15 million realized capital gains)) less $6.4 million cumulative incentive fee on capital gains received in prior years

Prohibited Activities

Our articles of incorporation prohibits the following activities between us, SIC Advisors and its affiliates:

•
We may not purchase or lease assets in which SIC Advisors or its affiliates has an interest unless (i) we disclose the terms of the transaction to our stockholders, the terms are fair to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;

•	We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•	SIC Advisors and its affiliates may not acquire assets from us unless approved by our stockholders in accordance with our articles of incorporation;

•	We may not lease assets to SIC Advisors or its affiliates unless we disclose the terms of the transaction to our stockholders and such terms are fair and reasonable to us;

•	We may not make any loans to SIC Advisors or its affiliates except for the advancement of funds as permitted by our articles of incorporation;

•	We may not acquire assets in exchange for our common stock;

•
We may not pay a commission or fee, either directly or indirectly to SIC Advisors, its affiliates, except as otherwise permitted by our articles of incorporation, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•	SIC Advisors and its affiliates may not charge duplicate fees to us; and

•	SIC Advisors and its affiliates may not provide financing to us with a term in excess of 12 months.

In addition, the Investment Advisory Agreement prohibits SIC Advisors and its affiliates from receiving or accepting any rebate, give-up or similar arrangement that is prohibited under federal or state securities laws. SIC Advisors and its affiliates are also prohibited from participating in any reciprocal business arrangement that would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Finally, SIC Advisors and its affiliates are prohibited from entering into any agreement, arrangement or understanding that would circumvent restrictions against dealing with affiliates or promoters under applicable federal or state securities laws.

Indemnification of Our Advisor

The Investment Advisory Agreement provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, stockholders (and owners of the stockholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of SIC Advisors’ duties or obligations under the Investment Advisory Agreement, as applicable, or otherwise as our investment advisor, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in SIC Advisors’ performance of such duties or obligations, or SIC Advisors’ reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our articles of incorporation, the 1940 Act, the laws of the State of Maryland and other applicable law.

The Investment Advisory Agreement further provides that SIC Advisors and its officers, directors, persons associated with SIC Advisors, stockholders (and owners of the stockholders), controlling persons and agents are not entitled to indemnification for any liability or loss suffered by them, nor will they be held harmless for any loss or liability suffered by us, unless (i) SIC Advisors has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests; (ii) SIC Advisors was acting on behalf of or performing services for us; (iii) such liability or loss was not the result of misconduct or negligence by SIC Advisors; and (iv) such indemnification or agreement to hold harmless is recoverable only out of our net assets and not from stockholders.

ADMINISTRATION AGREEMENT AND FEES
Administrative Services

Under the terms of the Administration Agreement, and on our behalf, Medley Capital LLC performs or oversees the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating our net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating stockholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. Medley provides us with facilities and access to personnel necessary for our business and these services. For providing these services, facilities and personnel, we reimburse Medley for administrative expenses it incurs in performing its obligations.

Additionally, as a BDC, we offer, and must provide upon request, managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of our portfolio companies and providing other organizational and financial guidance. Medley will make available such managerial assistance, on our behalf, to our portfolio companies whether or not they request this assistance. We may receive fees for these services and will reimburse Medley for its allocated costs in providing such assistance, subject to review and approval by our board of directors.

Term; Effective Date

The Administration Agreement became effective on April 17, 2012, the date that we met our minimum offering requirement. Pursuant to its terms, and unless earlier terminated as described below, the Administration Agreement will remain in effect from year-to-year if approved annually by a majority of our directors who are not "interested persons" as defined in the 1940 Act, of the Company or Medley Capital LLC, and either the holders of a majority of our outstanding voting securities or our board of directors. Most recently, on March 1, 2017, our board of directors held an in-person meeting in order to consider the annual approval and continuation of our Administration Agreement. Based on the information relating to the terms of the Administration Agreement and the discussions held, the board of directors, including a majority of the non-interested directors, approved the Administration Agreement as being in the best interests of our stockholders. Specifically the board of directors approved the extension of the Administration Agreement for a period of one additional year, which will expire on April 17, 2018.

We may terminate the Administration Agreement with Medley Capital LLC on 60 days’ written notice without penalty. Medley Capital LLC may terminate the Administration Agreement on 120 days’ written notice without penalty.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into the Investment Advisory Agreement with SIC Advisors, in which our senior management have ownership and financial interests. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do and may in the future manage investment funds, accounts or other investment vehicles with investment objectives similar to ours. Our senior management team holds equity interests in SIC Advisors.

In addition, our executive officers and directors and the members of SIC Advisors and members of the Investment Committee serve or may serve as officers, directors or principals of entities that operate in the same, or related, line of business as we do or of investment funds, accounts or other investment vehicles managed by our affiliates. These investment funds, accounts or other investment vehicles may have investment objectives similar to our investment objective. For example, affiliates of SIC Advisors currently manages private funds and managed accounts that are seeking new capital commitments and will pursue an investment strategy similar to our strategy. We may compete with entities managed by SIC Advisors and its affiliates for capital and investment opportunities. As a result, we may not be given the opportunity to participate in certain investments made by investment funds, accounts or other investment vehicles managed by SIC Advisors or its affiliates or by members of the Investment Committee. However, in order to fulfill its fiduciary duties to each of its clients, SIC Advisors intends to allocate investment opportunities on an alternating basis in a manner that is fair and equitable over time and is consistent with SIC Advisors’ allocation policy, investment objectives and strategies so that we are not disadvantaged in relation to any other client. SIC Advisors has agreed with our board of directors that allocations among us and other investment funds affiliated with SIC Advisors will be made based on capital available for investment in the asset class being allocated. In addition, we believe that SIC Advisors and its affiliates have sufficient professionals to fully discharge their responsibilities to the affiliates of SIC Advisors and to us in accordance with SIC Advisors’ fiduciary duty to us. We expect that our available capital for investments will be determined based on the amount of cash on-hand, existing commitments and reserves, if any, and the targeted leverage level and targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or as imposed by applicable laws, rules, regulations or interpretations.

Co-Investment Opportunities

The 1940 Act generally prohibits us from making certain negotiated co-investments with certain affiliates unless we receive an exemptive order from the SEC permitting us to do so. On November 25, 2013, we received an exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are otherwise substantially similar to the Exemptive Order. Co-investment under the New Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them. See “Regulation.”

We may, nonetheless, invest alongside our affiliates in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment adviser, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside such Affiliates as otherwise permissible under regulatory guidance, applicable regulations and our Advisor’s allocation policies.

Policies and Procedures for Managing Conflicts

SIC Advisors and its affiliates have policies and procedures in place designed to manage the conflicts of interest between SIC Advisors’ fiduciary obligations to us and its similar obligations to other clients. Such policies and procedures are designed to ensure that investment opportunities that are not subject to the New Exemptive Order are allocated on an alternating basis that is fair and equitable among us and their other clients. An investment opportunity that is suitable for multiple clients of Medley and its affiliates may not be capable of being shared among some or all of such clients and affiliates due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the 1940 Act. There can be no assurance that Medley’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to us. Not all conflicts of interest can be expected to be resolved in our favor.

Members of SIC Advisors’ Investment Team, which is provided for by Medley, have managed and will continue to manage investment vehicles with similar or overlapping investment strategies. In order to address these issues, Medley has put in place an investment allocation policy that addresses the co-investment restrictions set forth under the 1940 Act and seeks to ensure the equitable allocation of investment opportunities when we are able to co-invest with other accounts managed by Medley and affiliated advisers. In the case of a transaction that is not subject to the New Exemptive Order, SIC Advisors will apply Medley’s investment allocation policy. When we engage in co-investments that are permitted without exemptive relief, we will do so in a manner consistent with Medley’s allocation policy. Under this allocation policy, a fixed percentage of each opportunity, which may vary based on asset class and investment objectives, among other things, will be offered to us and similar eligible accounts, as periodically determined by Medley. The allocation policy further provides that allocations among us and other accounts will generally be made pro rata based on each account’s capital available for investment, as determined, in our case, by SIC Advisors. It is our policy to base our determinations as to the amount of capital available for investment on such factors as: the amount of cash on-hand, existing commitments and reserves, if any, the targeted leverage level, the targeted asset mix and diversification requirements and other investment policies and restrictions set by our board of directors or imposed by applicable laws, rules, regulations or interpretations. We expect that these determinations will be made similarly for other accounts. In situations where co-investment with other funds managed by SIC Advisors or its affiliates is not permitted or appropriate, such as when there is an opportunity to invest in different securities of the same issuer, SIC Advisors will need to decide whether we or such other fund or funds will proceed with the investment. SIC Advisors will make these determinations based on its policies and procedures, which generally require that such opportunities be offered to eligible accounts on an alternating basis that will be fair and equitable over time.

Material Nonpublic Information

Our senior management, members of SIC Advisors’ Investment Committee and other investment professionals from SIC Advisors may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are considering making an investment. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law.

Dealer Manager Agreement

We have entered into a dealer manager agreement with SC Distributors, LLC. An affiliated entity of SC Distributors, LLC has an equity interest in our Advisor and, as a result, SC Distributors may not have conducted an independent due diligence review and investigation of the type it normally performs on unaffiliated issuers.

Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with SIC Advisors and pay SIC Advisors a management fee and incentive fee. The incentive fee is computed and paid on income that we may not have yet received in cash. This fee structure may create an incentive for SIC Advisors to invest in certain types of securities that may have a high degree of risk. Additionally, we rely on investment professionals from SIC Advisors to assist our board of directors with the valuation of our portfolio investments. SIC Advisors’ management fee and incentive fee are based on the value of our investments and there may be a conflict of interest when personnel of SIC Advisors are involved in the valuation process for our portfolio investments. In addition, the dealer manager has a right to receive a fixed percentage of the profits generated by SIC Advisors, but otherwise has no equity interest in, or control of, SIC Advisors.

License Agreement

We have entered into a license agreement with SIC Advisors under which SIC Advisors has granted us a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in our business. Under this agreement, we will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we have no legal right to the “Sierra” name.

Appraisal and Compensation

Our articles of incorporation provide that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Restrictions on Transactions with Our Advisor

We will not purchase or lease assets in which SIC Advisors or its affiliates have an interest unless (i) we disclose the terms of the transaction to our stockholders, the terms are fair to us and at a price that does not to exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC. SIC Advisors will not acquire assets from us unless approved by our stockholders and, to the extent required, by the SEC. We will not make any loans or other financing to our advisor. SIC Advisors is prohibited from commingling our funds with the funds of any other entity or person for which it provides investment advisory or other services. We are permitted to invest in general partnerships and joint ventures with affiliates of SIC Advisors and non-affiliates provided certain conditions are met.

Expense Support Agreement

From June 29, 2012 through December 31, 2016, we were party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed us for operating expenses in an amount equal to the difference between our distributions paid to stockholders in each month, less the sum of our net investment income, net realized capital gains and dividends paid to us from our portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to our stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between our distributions paid to stockholders during such month less the sum of our net investment income, net realized capital gains and dividends paid to us from our portfolio companies, not included in net income and net realized capital gains during such period.

The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, we will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which we received net investment income, net realized capital gains and dividends from our portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to our stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, we will only make reimbursement payments to the extent our current annualized “operating expense ratio” is equal to or less than our operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to our stockholders for the month is equal to or greater than the annualized rate of our regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
June 30, 2012	$454,874	$454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	732,425	1.00%	7.84%	June 30, 2016
September 30, 2013(3)	1,262,848	1,078,500	0.83%	7.84%	September 30, 2016
December 31, 2013(3)	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014	1,313,470	—	0.45%	7.80%	March 31, 2017
June 30, 2014	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019
December 31, 2016	—	—	0.32%	7.07%	N/A
_____________________________

(1)
“Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by the Company’s Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)
“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

(3)	The unreimbursed part of the expense payment obligation has expired as of December 31, 2016

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

The following table sets forth information with respect to the expected beneficial ownership of our common stock as of December 15, 2017 by:

•	each person known to us to be expected to beneficially own more than 5% of the outstanding shares of our common stock;

•	each of our directors and each executive officers; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering. Percentage of beneficial ownership is based on 97,122,289 shares of common stock outstanding as of December 15, 2017.

Name	Shares Beneficially Owned		Percentage of Common Stock Outstanding
Control Person:
SIC Advisors LLC(1)	1,108,144.04		1.1%
Directors and Executive Officers:(2)
Seth Taube	1,108,144.04	(3)	1.1%
Brook Taube	1,108,144.04	(3)	1.1%
Valerie Lancaster-Beal	—		—
Stephen R. Byers	—		—
Oliver T. Kane	—		—
Christopher M. Mathieu	—		—
Jeff Tonkel	—		—
John D. Fredericks	—		—
Dean C. Crowe	—		—
All officers and directors as a group (9 persons)	1,108,144.04		1.1%

(1)
The address of SIC Advisors LLC, a Delaware limited liability company that manages our investment activities, as supervised by our board of directors, pursuant to the Investment Advisory Agreement, is 280 Park Ave., 6th Floor East, New York, NY 10017.

(2)	The address for all officers and directors is c/o Medley LLC, 280 Park Ave., 6th Floor East, New York, NY 10017.

(3)
The record holder of these shares is SIC Advisors. Brook Taube and Seth Taube indirectly control SIC Advisors and, as a result, may be deemed to be the beneficial owner of the shares held by SIC Advisors.

The following table sets forth, as of the date of the satisfaction of the minimum offering requirement, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)
Interested Directors:
Seth Taube(4)	Over $1,000,000
Brook Taube(4)	Over $1,000,000
Non-interested Directors:
Valerie Lancaster-Beal	None
Stephen R. Byers	None
Oliver T. Kane	None

(1) Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2) The dollar range of equities securities expected to be beneficially owned by our directors is based on an assumed offering price of $10.00 per share.
(3) The dollar range of equity securities expected to be beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 –
$500,000, $500,001 – $1,000,000 or over $1,000,000
(4) Reflects the pecuniary interest of the individual in the shares of our common stock held by Medley LLC and SIC Advisors.

DISTRIBUTIONS

We have elected and qualified to be treated, for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among others things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain U.S. federal excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.

While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will continue to achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.

Subject to our board of directors’ discretion and applicable legal restrictions, we expect to authorize and pay monthly distributions to our stockholders. Any distributions to our stockholders will be declared out of assets legally available for distribution. We expect to continue making monthly distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our stockholders are appropriate. We have not established limits on the amount of funds we may use from available sources to make distributions. From the commencement of our offering through December 31, 2016, a portion of our distributions were comprised in part of expense support payments made by SIC Advisors that may be subject to repayment by us within three years of the date of such support payment. The purpose of this arrangement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes. In the future, we may have distributions which could be characterized as a return of capital. Such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or SIC Advisors elects to make Expense Support Payments under an Expense Support Agreement. Any future reimbursements to SIC Advisors will reduce the net investment income that may otherwise be available for distribution to stockholders. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. The Expense Support Agreement expired on December 31, 2016. For the year ended December 31, 2016 and 2015, if net Expense Support Payments of $16,093,129 and 6,283,327 were not made by SIC Advisors, approximately 23% and 11% of the distributions would have been a return of capital for GAAP purposes, respectively.

Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of our offering. As a result, a portion of the distributions we make may represent a return of capital. Our use of the term “return of capital” merely means distributions in excess of our earnings and as such may constitute a return on your individual investments and does not mean a return on capital. Therefore stockholders are advised that they should be aware of the differences with our use of the term “return of capital” and “return on capital.”

The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class T shares will be lower than on Class A and Class I shares because Class T shares are subject to an annual distribution fee for a period of time.

The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders for the current and prior fiscal years. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333
April 15 and 29, 2016	April 29, 2016	0.03333
May 13 and 31, 2016	May 31, 2016	0.03333
June 15 and 30, 2016	June 30, 2016	0.03333
July 15 and 29, 2016	July 29, 2016	0.03333
August 15 and 31, 2016	August 31, 2016	0.03333
September 15 and 30, 2016	September 30, 2016	0.03333
October 14 and 31, 2016	October 31, 2016	0.02667
November 15 and 30, 2016	November 30, 2016	0.02667
December 15 and 30, 2016	December 30, 2016	0.02667
January 13 and 31, 2017	January 31, 2017	0.02667
February 15 and 28, 2017	February 28, 2017	0.02667
March 15 and 31, 2017	March 31, 2017	0.02667
April 14 and 28, 2017	April 28, 2017	0.02667
May 15 and 31, 2017	May 31, 2017	0.02667
June 15 and 30, 2017	June 30, 2017	0.02667
July 14 and 31, 2017	July 31, 2017	0.02667
August 15 and 31, 2017	August 31, 2017	0.02667
September 15 and 29, 2017	September 29, 2017	0.02667
October 13 and 31, 2017	October 31, 2017	0.02667
November 15 and 30, 2017	November 30, 2017	0.02667
December 15 and 29, 2017	December 29, 2017	0.02667

We have adopted an “opt-in” distribution reinvestment plan pursuant to which our common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.” As a result, if we declare a cash distribution, stockholders that have “opted in” to our distribution reinvestment plan will have their distribution automatically reinvested in additional shares of our common stock rather than receiving cash dividends. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

We are permitted to fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, and non-capital gains proceeds from the sale of assets. We have not established limits on the amount of funds we may use from available sources to make distributions.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our stockholders. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

The following table reflects, for tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014:

	Nine Months Ended September 30,		Years ended December 31,
	2017		2016		2015		2014
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Net investment income(1)	46,082,836	100.0	68,596,940	100.0	40,302,852	70.9	20,880,983	72.5
Net realized gain	—	—	—	—	441,052	0.8	1,192,159	4.2
Return of capital (other)	—	—	—	—	16,060,726	28.3	6,719,353	23.3
Distributions on a tax basis:	$46,082,836	100.0%	$68,596,940	100.0%	$56,804,630	100.0%	$28,792,495	100.0%

(1) Although this table reflects the source of distribution for tax purposes, for the years ended December 31, 2016, 2015 and 2014, if net Expense Support Payments of $16,093,129, $6,283,327 and $5,222,096 were not made by SIC Advisors, approximately 23.4%, 39.3% and 41.5% of the distributions would have been a return of capital for GAAP purposes, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. We are externally managed by SIC Advisors LLC, or SIC Advisors, which is a registered investment adviser under the Advisers Act. SIC Advisors is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. In addition, we have qualified and intend to continue to qualify to be treated, for U.S. federal income tax purposes, as a RIC under subchapter M of the Code.

On April 17, 2012 we successfully reached the minimum escrow requirement and officially commenced operations by receiving gross proceeds of $10 million in exchange for 1,108,033.24 shares of our common stock sold to SIC Advisors.

Under our Investment Advisory Agreement, we pay SIC Advisors an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we reimburse Medley for the allocable portion of overhead and other expenses incurred by Medley Capital LLC in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer and their respective staffs.

We intend to meet our investment objective by primarily lending to, and investing in the debt of privately owned U.S. middle market companies, which we define as companies with annual revenue between $50 million and $1 billion. We intend to focus primarily on making investments in first lien senior secured debt, second lien secured debt, and to a lesser extent, subordinated debt, of middle market companies in a broad range of industries. We expect that the majority of our debt investments will bear interest at floating interest rates, but our portfolio may also include fixed-rate investments. We will originate transactions sourced through SIC Advisors’ existing network, and, to a lesser extent, expect to acquire debt securities through the secondary market. We may make equity investments in companies that we believe will generate appropriate risk adjusted returns, although we do not expect such investments to be a substantial portion of our portfolio.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make. Based on prevailing market conditions, we anticipate that we will invest the proceeds from each subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objectives and strategies. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private or thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. In addition, we are only allowed to borrow money such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing, with certain limited exceptions. To obtain and maintain our RIC status, we must meet specified source-of-income and asset diversification requirements. To be eligible for tax treatment under Subchapter M for U.S. federal income tax purposes, we must distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, for the taxable year.

Portfolio and Investment Activity

The following table shows the amortized cost and the fair value of our investment portfolio as of September 30, 2017:

	Amortized Cost	Percentage	Amortized Cost	Percentage
Senior secured first lien term loans	$572,860,454	51.4%	$553,428,971	51.9%
Senior secured second lien term loans	304,081,717	27.3	285,048,102	26.7
Senior secured first lien notes	53,951,323	4.8	52,850,766	5.0
Subordinated notes	74,393,199	6.7	71,311,459	6.7
Sierra Senior Loan Strategy JV I LLC	72,991,250	6.5	72,086,943	6.8
Warrants/equity	36,522,102	3.3	32,335,851	3.0
Total	$1,114,800,045	100.0%	$1,067,062,092	100.0%

As of September 30, 2017, our income-bearing investment portfolio, which represented 94.6% of our total portfolio, had a weighted average yield based upon the cost of our investment portfolio of 9.2%, and 9.7% of our income-bearing portfolio bore interest based on fixed rates, while 90.3% of our income-bearing portfolio bore interest at floating rates, such as LIBOR.

For the three months ended September 30, 2017, we invested $48.1 million of principal in directly originated transactions across 10 portfolio companies and $68.2 million of principal in syndicated transactions across 14 portfolio companies. As of September 30, 2017, the investment portfolio was comprised of $906.3 million of principal in directly originated transactions across 75 portfolio companies and $219.9 million of principal in syndicated transactions across 41 portfolio companies.

As of December 31, 2016, our investment portfolio consisted of investments in 99 portfolio companies with a fair value of $983.1 million, and was comprised of 50.2% senior secured first lien term loans, 26.4% senior secured second lien term loans, 7.3% senior secured first lien notes, 6.2% Sierra Senior Loan Strategy JV I LLC, 5.6% subordinated notes, and 4.3% warrants and equity.

As of December 31, 2015, our investment portfolio consisted of investments in 89 portfolio companies with a fair value of $907.4 million, and was comprised of 56.1% senior secured first lien term loans, 31.4% senior secured second lien term loans, 7.5% senior secured first lien notes, 3.6% Sierra Senior Loan Strategy JV I LLC and 1.4% warrants and equity.

As of December 31, 2016, our income-bearing investment portfolio, which represented 97.8% of our total portfolio, had a weighted average yield based upon the cost of our portfolio investments of approximately 9.3%, and 11.0% of our income-bearing portfolio bore interest based on fixed rates, and 89.0% of our income-bearing portfolio bore interest on floating rates, such as LIBOR.
As of December 31, 2015, our income-bearing investment portfolio, which represented 95.1% of our total portfolio, had a weighted average yield based upon the cost of our portfolio investments of approximately 9.4%, and 12.9% of our income-bearing portfolio bore interest based on fixed rates, and 87.1% of our income-bearing portfolio bore interest on floating rates, such as LIBOR.
For the year ended December 31, 2016, we invested $268.7 of principal in directly originated transactions across 45 portfolio companies and $70.6 million of principal in syndicated transactions across 14 portfolio companies. As of December 31, 2016, the investment portfolio was comprised of $885.4 million of principal in directly originated transactions across 71 portfolio companies and $149.1 million of principal in syndicated transactions across 28 portfolio companies.

The following table summarizes the amortized cost and the fair value of our investment portfolio not including cash and cash equivalents as of December 31, 2016:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$515,753,491	50.2%	$493,340,277	50.2%
Senior secured first lien notes	72,767,547	7.1	71,970,598	7.3
Senior secured second lien term loans	275,915,932	26.9	260,008,735	26.4
Subordinated notes	53,041,209	5.2	55,185,590	5.6
Sierra Senior Loan Strategy JV I LLC	60,785,000	5.9	60,496,647	6.2
Warrants/equity	48,219,259	4.7	42,142,475	4.3
Total	$1,026,482,438	100.0%	$983,144,322	100.0%

For the year ended December 31, 2015, we invested $493.9 million of principal in directly originated transactions across 34 portfolio companies and $31.0 million of principal in syndicated transactions across 5 portfolio companies. As of December 31, 2015, the investment portfolio was comprised of $830.4 million of principal in directly originated transactions across 66 portfolio companies and $124.6 million of principal in syndicated transactions across 23 portfolio companies.

The following table shows the amortized cost and the fair value of our investment portfolio, not including cash and cash equivalents, as of December 31, 2015:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$538,120,165	56.1%	$514,638,093	56.7%
Senior secured second lien term loans	300,961,738	31.4	278,645,462	30.7
Senior secured first lien notes	72,512,631	7.5	66,472,862	7.3
Senior secured second lien notes	34,272,500	3.6	34,362,191	3.8
Warrants/Equity	13,545,553	1.4	13,243,836	1.5
Total	$959,412,587	100.0%	$907,362,444	100.0%
The following table shows weighted average current yield to maturity, including the yield of cash collateral on the TRS, based on fair value as of September 30, 2017, December 31, 2016 and December 31, 2015:

	September 30, 2017		December 31, 2016		December 31, 2015
	Percentage of Total Investments	Weighted Average Current Yield for Total Investments	Percentage of Total Investments	Weighted Average Current Yield for Total Investments	Percentage of Total Investments	Weighted Average Current Yield for Total Investments
Senior secured first lien term loans	50.0%	9.1%	48.1%	9.5%	55.0%	11.1%
Senior secured first lien notes	4.8	10.3	7.0	8.8	32.4	13.3
Senior secured second lien term loans	25.7	10.0	25.3	10.7	7.3	11.9
Subordinated notes	6.4	13.8	5.4	17.0	—	—
Sierra Senior Loan Strategy JV I LLC	6.5	10.5	5.9	10.3	3.8	5.4
Warrants/Equity	6.6	13.5	8.3	12.5	1.5	13.6
Total	100.0%	10.1%	100.0%	10.4%	100.0%	11.5%

The following table shows the portfolio composition by industry grouping, including the TRS underlying loans, based on fair value as of September 30, 2017:

Industry Classification	Investments at Fair Value(1)	Percentage of Total Portfolio(1)	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Services: Business	$159,677,377	15.0%	$16,975,860	8.0%	$176,653,237	13.8%
Multi-Sector Holdings	143,398,402	13.4	—	—	143,398,402	11.2
Healthcare & Pharmaceuticals	85,276,518	8.0	24,771,298	11.6	110,047,816	8.6
Banking, Finance, Insurance & Real Estate	74,791,174	7.0	17,363,454	8.2	92,154,628	7.2
Aerospace & Defense	82,024,806	7.7	4,666,436	2.2	86,691,242	6.8
Hotel, Gaming & Leisure	63,094,334	5.9	13,749,427	6.5	76,843,761	6.0
High Tech Industries	53,978,631	5.1	20,172,985	9.5	74,151,616	5.8
Construction & Building	68,939,049	6.5	—	—	68,939,049	5.4
Energy: Oil & Gas	35,461,384	3.3	8,184,031	3.8	43,645,415	3.4
Transportation: Cargo	38,717,742	3.6	3,342,554	1.6	42,060,296	3.3
Media: Advertising, Printing & Publishing	25,682,164	2.4	13,622,981	6.4	39,305,145	3.1
Retail	29,526,830	2.8	7,305,477	3.4	36,832,307	2.9
Capital Equipment	14,660,612	1.4	20,288,939	9.5	34,949,551	2.7
Chemicals, Plastics & Rubber	28,718,889	2.7	4,974,684	2.3	33,693,573	2.6
Services: Consumer	8,631,157	0.8	18,313,597	8.6	26,944,754	2.1
Telecommunications	21,722,937	2.0	4,142,447	1.9	25,865,384	2.0
Automotive	18,884,012	1.8	2,920,500	1.4	21,804,512	1.7
Metals & Mining	21,127,331	2.0	—	—	21,127,331	1.7
Media: Broadcasting & Subscription	13,889,508	1.3	6,580,375	3.1	20,469,883	1.6
Beverage & Food	19,006,462	1.8	1,339,640	0.6	20,346,102	1.6
Containers, Packaging & Glass	19,277,831	1.8	—	—	19,277,831	1.5
Media: Diversified & Production	15,910,550	1.5	953,552	0.4	16,864,102	1.3
Wholesale	12,422,565	1.2	3,423,247	1.6	15,845,812	1.2
Consumer Goods: Durable	—	—	11,990,159	5.6	11,990,159	0.9
Transportation: Consumer	7,443,960	0.7	—	—	7,443,960	0.6
Consumer Goods: Non-durable	1,916,200	0.2	4,843,080	2.3	6,759,280	0.5
Utilities: Electric	—	—	2,950,175	1.4	2,950,175	0.2
Environmental Industries	2,881,667	0.3	—	—	2,881,667	0.2
Total	$1,067,062,092	100.0%	$212,874,898	100.0%	$1,279,936,990	100.0%
_______________________

(1)	Does not include TRS underlying loans

The following table shows the portfolio composition by industry grouping, including the TRS underlying loans, based on fair value at December 31, 2016:

	Investments at Fair Value(1)	Percentage of Total Portfolio(1)	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Services: Business	$149,451,149	15.2%	$23,571,092	11.0%	$173,022,241	14.5%
Multi-Sector Holdings	130,182,237	13.3	—	—	130,182,237	10.9
Banking, Finance, Insurance & Real Estate	72,938,844	7.4	20,713,321.0	9.7	93,652,165	7.8
Hotel, Gaming & Leisure	69,640,838	7.1	19,867,696	9.3	89,508,534	7.5
Healthcare & Pharmaceuticals	69,382,893	7.1	13,393,023	6.3	82,775,916	6.9
Aerospace & Defense	70,126,640	7.1	4,656,652	2.2	74,783,292	6.2
Retail	61,292,231	6.2	11,005,219	5.2	72,297,450	6.0
Construction & Building	58,267,425	5.9	2,999,433	1.4	61,266,858	5.1
Transportation: Cargo	28,493,057	2.9	13,276,638.0	6.2	41,769,695	3.5
High Tech Industries	25,888,925	2.6	15,474,967	7.2	41,363,892	3.5
Energy: Oil & Gas	33,048,939	3.4	7,413,640	3.5	40,462,579	3.4
Telecommunications	37,580,414	3.8	2,487,500.0	1.2	40,067,914	3.3
Media: Advertising, Printing & Publishing	19,306,587	2.0	12,000,704.0	5.6	31,307,291	2.6
Capital Equipment	12,088,629	1.2	16,029,467	7.5	28,118,096	2.4
Wholesale	21,660,294	2.2	4,976,467	2.3	26,636,761	2.2
Automotive	24,222,630	2.5	—	—	24,222,630	2.0
Beverage & Food	19,282,080	2.0	2,912,490	1.4	22,194,570	1.9
Media: Diversified & Production	15,733,786	1.6	4,925,156.0	2.3	20,658,942	1.7
Metals & Mining	20,518,139	2.1	—	—	20,518,139	1.7
Media: Broadcasting & Subscription	15,830,499	1.6	4,618,688	2.2	20,449,187	1.7
Chemicals, Plastics & Rubber	15,726,190	1.6	—	—	15,726,190	1.3
Services: Consumer	5,201,522	0.5	8,838,651.0	4.1	14,040,173	1.2
Containers, Packaging & Glass	—	—	10,642,499.0	5.0	10,642,499	0.9
Transportation: Consumer	7,280,374	0.7	—	—	7,280,374	0.6
Energy: Electricity	—	—	5,564,390.0	2.6	5,564,390	0.5
Consumer goods: Non-Durable	—	—	5,091,975.0	2.4	5,091,975	0.4
Utilities: Electric	—	—	3,033,750.0	1.4	3,033,750	0.3
Total	$983,144,322	100.0%	$213,493,418	100.0%	$1,196,637,740	100.0%
_______________________

(1)	Does not include TRS underlying loans

The following table shows the portfolio composition by industry grouping, including the TRS underlying loans, based on fair value at December 31, 2015:

	Investments at Fair Value(1)	Percentage of Total Portfolio(1)	Value of TRS Underlying Loans	Percentage of TRS Underlying Loans	Total Investments at Fair Value including the value of TRS Underlying Loans	Percentage of Total Portfolio Including the value of TRS Underlying Loans
Services: Business	$158,521,476	17.5%	$15,194,373	8.5%	$173,715,849	15.9%
Hotel, Gaming & Leisure	75,913,663	8.4	29,906,528	16.6	105,820,191	9.7
Automobile	88,543,148	9.8	—	—	88,543,148	8.2
High Tech Industries	66,253,186	7.3	16,948,017	9.5	83,201,203	7.7
Banking, Finance, Insurance & Real Estate	67,384,528	7.4	8,315,423	4.7	75,699,951	7.0
Construction & Building	57,914,053	6.4	3,205,125	1.8	61,119,178	5.6
Retail	57,645,912	6.3	3,376,088	1.9	61,022,000	5.6
Aerospace & Defense	51,868,704	5.7	4,597,884	2.6	56,466,588	5.2
Healthcare & Pharmaceuticals	46,118,747	5.1	—	—	46,118,747	4.2
Media: Advertising, Printing & Publishing	24,572,808	2.7	20,326,577	11.4	44,899,385	4.1
Telecommunications	30,687,067	3.4	8,080,376	4.5	38,767,443	3.6
Multi-Sector Holdings	34,362,191	3.8	—	—	34,362,191	3.2
Wholesale	33,495,926	3.7	—	—	33,495,926	3.1
Capital Equipment	14,479,785	1.6	18,022,877	10.1	32,502,662	3.0
Metals & Mining	19,383,182	2.1	8,700,000	4.9	28,083,182	2.6
Energy: Oil & Gas	25,360,825	2.8	2,451,826	1.3	27,812,651	2.6
Transportation: Cargo	11,993,622	1.3	12,102,615	6.8	24,096,237	2.2
Media: Broadcasting & Subscription	16,358,521	1.8	—	—	16,358,521	1.5
Services: Consumer	6,348,660	0.7	8,783,745	4.9	15,132,405	1.4
Containers, Packaging & Glass	—	—	14,627,000	8.2	14,627,000	1.3
Beverage & Food	8,893,800	1.0	—	—	8,893,800	0.8
Media: Diversified & Production	7,222,625	0.8	—	—	7,222,625	0.7
Consumer goods: Non-durable	—	—	4,094,175.0	2.3	4,094,175	0.4
Chemicals, Plastics & Rubber	4,040,015	0.4	—	—	4,040,015	0.4
Total	$907,362,444	100.0%	$178,732,629	100.0%	$1,086,095,073	100.0%
_______________________
(1)Does not include TRS underlying loans
SIC Advisors regularly assesses the risk profile of our portfolio investments and rates each of them based on the categories set forth below, which we refer to as SIC Advisors’ investment credit rating. Credit Ratings are assigned to each of the investments in our portfolio that are directly held by the Company, but exclude any off-balance sheet interests of the Company, such as the loans underlying the TRS.:

Investment Performance Rating	Definition
1	Investments that are performing above expectations.

2	Investments that are performing within expectations, with risks that are neutral or favorable compared to risks at the time of origination or purchase. All new loans are rated ‘2’.

3
Investments that are performing below expectations and that require closer monitoring, but where no loss of interest, dividend or principal is expected. Companies rated ‘3’ may be out of compliance with financial covenants, however, loan payments are generally not past due.

4
Investments that are performing below expectations and for which risk has increased materially since origination or purchase. Some loss of interest or dividend is expected, but no loss of principal. In addition to the borrower being generally out of compliance with debt covenants, loan payments may be past due (but generally not more than 180 days past due).

5
Investments that are performing substantially below expectations and whose risks have increased substantially since origination or purchase. Most or all of the debt covenants are out of compliance and payments are substantially delinquent. Some loss of principal is expected.

The following table shows the distribution of our investment portfolio, not including cash and cash equivalents, on the 1 to 5 investment performance rating scale at fair value as of September 30, 2017, December 31, 2016 and 2015:

	September 30, 2017		December 31, 2016		December 31, 2015
Investment Performance Rating	Investments at Fair Value	Percentage	Investments at Fair Value	Percentage	Investments at Fair Value	Percentage
1	$35,899,629	3.4%	$57,356,293	5.8%	$20,205,473	2.2%
2	872,752,279	81.8	798,629,992	81.3	839,707,875	92.6
3	104,027,251	9.7	77,762,796	7.9	43,643,216	4.8
4	34,825,963	3.3	35,294,284	3.6	144,856	0.0
5	19,556,970	1.8	14,100,957	1.4	3,661,024	0.4
Total	$1,067,062,092	100.0%	$983,144,322	100.0%	$907,362,444	100.0%

Results of Operations

The following table shows operating results for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Total investment income	$27,640,738	$25,148,661	$78,575,554	$73,172,215
Total expenses, net	14,139,018	9,538,699	39,218,902	26,880,838
Net investment income	13,501,720	15,609,962	39,356,652	46,291,377
Net realized gain/(loss) from investments and total return swap	(2,140,704)	(10,469,065)	(22,951,047)	(6,219,699)
Net change in unrealized appreciation/(depreciation) on investments and total return swap	(8,121,591)	15,521,547	3,763,899	11,665,907
Change in provision for deferred taxes on unrealized gain on investments	148,949	172,128	(185,369)	92,495
Net increase in net assets resulting from operations	$3,388,374	$20,834,572	$19,984,135	$51,830,080

The following table shows operating results for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Total investment income	$99,780,496	$85,639,700	$39,391,455
Total expenses, net	39,816,024	39,139,197	19,825,040
Net investment income	59,964,472	46,500,503	19,566,415
Net realized gain/(loss) from investments and total return swap	(13,120,398)	11,309,852	7,011,513
Net unrealized appreciation/(depreciation) on investments and total return swap	22,430,516	(67,710,941)	(12,525,678)
Change in Provision for deferred taxes on unrealized gain on investments	54,205	(212,227)	—
Net increase/(decrease) in net assets resulting from operations	$69,328,795	$(10,112,813)	$14,052,250

Investment Income

Total investment income increased $2,492,077, or 9.9%, to $27,640,738 for the three months ended September 30, 2017, compared to $25,148,661 for the three months ended September 30, 2016. Total investment income consisted primarily of portfolio interest, which increased $3,517,090, or 15.5%, to $26,362,875 for the three months ended September 30, 2017, compared to $22,658,463 for the three months ended September 30, 2016. This increase was primarily due to a $114 million, or 11.5%, increase in our average investment portfolio. Fee income decreased $1,235,903, or 50.2%, to $1,228,131 for the three months ended September 30, 2017, compared to $2,464,034 for the three months ended September 30, 2016, primarily due to a decrease in fees associated with loan originations and loan prepayments.

Total investment income increased $5,403,339, or 7.4%, to $78,575,554 for the nine months ended September 30, 2017, compared to $73,172,215 for the nine months ended September 30, 2016. Total investment income consisted primarily of portfolio interest, which increased $6,455,402, or 9.5%, to $74,421,996 for the nine months ended September 30, 2017, compared to $67,966,594 for the nine months ended September 30, 2016. This increase was primarily due to a $95.3 million, or 9.8%, increase in our average investment portfolio. Fee income decreased $1,089,492, or 21.1%, to $4,068,295 for the nine months ended September 30, 2017, compared to $5,157,787 for the nine months ended September 30, 2016, primarily due to an increase in fees associated with loan originations and loan prepayments.

Total investment income increased $14,140,796, or 16.5%, to $99,780,496 for the year ended December 31, 2016 compared to $85,639,700 for the year ended December 31, 2015. Total investment income consisted primarily of portfolio interest, which increased $16,032,803, or 21.4%, to $91,019,173 for the year ended December 31, 2016 compared to $74,986,370 for the year ended December 31, 2015. This increase was primarily due to a $185,857,102, or 22.3%, increase in our average investment portfolio. Fee income decreased $1,947,361, or 18.3%, to $8,703,896 for the year ended December 31, 2016 compared to $10,651,257 for the year ended December 31, 2015, primarily due to a decrease in fees associated with loan originations and loan prepayments.

Total investment income increased $46,248,245, or 117.4%, to $85,639,700 for the year ended December 31, 2015 compared to $39,391,455 for the year ended December 31, 2014. Total investment income consisted primarily of portfolio interest, which increased $43,539,000, or 138.5%, to $74,986,370 for the year ended December 31, 2015 compared to $31,447,370 for the year ended December 31, 2014. This increase was primarily due to a $489,638,483 or 143.1% increase in our average investment portfolio. Fee income increased $2,707,397, or 34.1%, to $10,651,257 for the year ended December 31, 2015 compared to $7,943,860 for the year ended December 31, 2014, primarily due to increased fees associated with loan originations and loan prepayments.

Operating Expenses

The following table shows operating expenses for the three and nine months ended September 30, 2017 and 2016 :

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Base management fees	$5,378,233	$5,040,490	$16,036,068	$14,790,696
Interest expenses	4,434,712	3,433,081	12,177,674	10,095,690
Incentive fees	1,323,999	2,372,355	1,872,805	7,876,060
General and administrative expenses	1,295,253	1,655,295	3,783,340	4,331,001
Administrator expenses	745,817	780,166	2,333,968	1,997,067
Offering costs	545,959	703,075	1,367,343	2,074,035
Professional fees	415,045	943,864	1,647,704	1,809,418
Total expenses	14,139,018	14,928,326	39,218,902	42,973,967
Expense support reimbursement	—	(5,389,627)	—	(16,093,129)
Total expenses, net of expense support reimbursement	$14,139,018	$9,538,699	$39,218,902	$26,880,838

Total expenses decreased $789,308, or 5.3%, to $14,139,018 for the three months ended September 30, 2017, as compared to $14,928,326 for the three months ended September 30, 2016, primarily due to lower incentive fees. Total expenses decreased $3,755,065, or 8.7%, to $39,218,902 for the nine months ended September 30, 2017, as compared to $42,973,967 for the nine months ended September 30, 2016, primarily due to lower incentive fees.

Base management fees increased $337,743, or 6.7%, to $5,378,233 for the three months ended September 30, 2017, as compared to $5,040,490 for the three months ended September 30, 2016, primarily due to an increase in our gross assets of $67 million, or 5.7%. Base management fees increased $1,245,372, or 8.4%, to $16,036,068 for the nine months ended September 30, 2017, as compared to $14,790,696 for the nine months ended September 30, 2016, primarily due to an increase in our average gross assets of $78 million, or 6.9%.

Interest expenses increased $1,001,631, or 29.2%, to $4,434,712 for the three months ended September 30, 2017, as compared to $3,433,081 for the three months ended September 30, 2016, primarily due to an increase in the weighted average outstanding debt balance of our credit facilities of $55,219,780, or a 16.6% increase. Interest expenses increased 2,081,984, or 20.6%, to $12,177,674 for the nine months ended September 30, 2017, as compared to $10,095,690 for the nine months ended September 30, 2016, primarily due to an increase in the weighted average interest rate on our credit facilities of 0.7%, or a 21.2% increase.

The following table shows operating expenses for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Base management fees	$19,928,802	$17,234,293	$8,976,657
Interest and financing expenses	13,493,775	9,962,405	3,138,389
Incentive fees	9,281,479	4,434,352	(183,617)
General and administrative expenses	5,678,299	4,503,310	3,119,964
Administrator expenses	2,847,745	2,261,789	1,300,971
Offering costs	2,572,234	4,208,013	2,355,985
Professional fees	2,106,819	2,374,675	1,698,537
Organizational and offering costs reimbursed to Affiliate	—	443,687	4,640,250
Total expenses	$55,909,153	$45,422,524	$25,047,136

Total expenses increased $10,486,629, or 23.1%, to $55,909,153 for the year ended December 31, 2016 as compared to the year ended December 31, 2015. Total expenses increased by $20,375,388, or 81.3%, to $45,422,524 for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The primary contributors to the increase in expenses are base management fees and interest and financing expenses.

Base management fees increased $2,694,509, or 15.6%, to $19,928,802 for the year ended December 31, 2016 as compared to the year ended December 31, 2015 primarily due to an increase in our average gross assets of $153,971,970, or 15.6%. Base management fees increased $8,257,636, or 92.0%, to $17,234,293 for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily due to an increase in our average gross assets of $471,864,916, or 92.0%.

Interest and financing expenses increased $3,531,370, or 35.4%, to $13,493,775 for the year ended December 31, 2016 as compared to the year ended December 31, 2015 primarily due to an increase in our average borrowings outstanding of $69,409,569, or 24.7%. Interest and financing expenses increased $6,824,016, or 217.4%, to $9,962,405 for the year ended December 31, 2015 as compared to the year ended December 31, 2014 primarily due to an increase in our average borrowings outstanding of $187,252,894, or 200.8%.

Expense Support and Reimbursement Agreement

From June 29, 2012 through December 31, 2016, we were party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed us for operating expenses in an amount equal to the difference between our distributions paid to stockholders in each month, less the sum of our net investment income, net realized capital gains and dividends paid to us from our portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to our stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between our distributions paid to stockholders during such month less the sum of our net investment income, net realized capital gains and dividends paid to us from our portfolio companies, not included in net income and net realized capital gains during such period.

The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until we had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.

Pursuant to the Expense Support Agreement, we will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which we received net investment income, net realized capital gains and dividends from our portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to our stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, we will only make reimbursement payments to the extent our current annualized “operating expense ratio” is equal to or less than our operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to our stockholders for the month is equal to or greater than the annualized rate of our regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred
As of September 30, 2017 and December 31, 2016, we recorded $0 and $7,892,273, respectively, in our consolidated statement of assets and liabilities as due from affiliate relating to the Expense Support Agreement.

As of December 31, 2016, we recorded $7,892,273 in our consolidated statement of assets and liabilities as due from affiliate relating to the Expense Support Agreement. For the year ended December 31, 2016, we recorded a net expense support reimbursement of $16,093,129 on the consolidated statement of operations. Expense reimbursements to SIC Advisors will be accrued as they become probable and estimable. For the year ended December 31, 2016, gross expenses before expense reimbursement from SIC Advisors pursuant to the Expense Support Agreement were $55,909,153 and net expenses after taking into account the expense reimbursement from SIC Advisors were $39,816,024.

As of December 31, 2015, we recorded $7,314,867 in our consolidated statement of assets and liabilities as due from affiliate relating to the Expense Support Agreement. For the year ended December 31, 2015, we recorded a net expense support reimbursement of $6,283,327 on the consolidated statement of operations. Expense reimbursements to SIC Advisors will be accrued as they become probable and estimable. For the year ended December 31, 2015, gross expenses before expense reimbursement from SIC Advisors pursuant to the Expense Support were $45,422,524 and net expenses after taking into account the expense reimbursement from SIC Advisors, were $39,139,197.
Net Realized Gains/Losses from Investments

We measure realized gains or losses by the difference between the net proceeds from the disposition and the amortized cost basis of an investment, without regard to unrealized gains or losses previously recognized.

For the three and nine months ended September 30, 2017, we recognized net realized gain/(loss) of $(2,140,704) and $(22,951,047), respectively, primarily due to certain non-cash restructuring transactions net of realized gains on the TRS. For the three and nine months ended September 30, 2016, we recognized net realized gain/(loss) of $(10,469,065) and $(6,219,699), respectively, primarily due to certain non-cash restructuring transactions net of realized gains on the TRS.

During the years ended December 31, 2016, 2015 and 2014 we recognized net realized losses of $13,120,398, net realized gains of $11,309,852 and net realized gains of $7,011,513, respectively, on total investments.
Net Unrealized Appreciation/Depreciation on Investments

Net change in unrealized appreciation/depreciation on investments reflects the net change in the fair value of our total investments. For the years ended December 31, 2016, 2015 and 2014, we had unrealized appreciation of $22,484,721, unrealized depreciation of $67,923,168 and unrealized depreciation of $12,525,678, respectively, on total investments.

For the three and nine months ended September 30, 2017, we recorded a net change in unrealized appreciation/(depreciation) of $(7,972,642) and $3,578,530, respectively. For the three and nine months ended September 30, 2016, we recorded a net change in unrealized appreciation/(depreciation) of $15,693,675 and $11,758,402, respectively.
Changes in Net Assets from Operations

For the three and nine months ended September 30, 2017, we recorded a net increase in net assets resulting from operations of $3,388,374 and $19,984,135, respectively. Based on 96,474,233 and 96,078,793 weighted average common shares outstanding for the three and nine months ended September 30, 2017, respectively, our per share net increase in net assets resulting from operations was $0.04 and $0.21, respectively. For the three and nine months ended September 30, 2016, we recorded a net increase in net assets resulting from operations of $20,834,572 and $51,830,080, respectively. Based on 92,516,572 and 89,015,100 weighted average common shares outstanding for the three and nine months ended September 30, 2016, respectively, our per share net increase in net assets resulting from operations was $0.23 and $0.58, respectively.

For the year ended December 31, 2016 , we recorded a net increase in net assets resulting from operations of $69,328,795 versus a net decrease in net assets resulting from operations of $10,112,813 for the year ended December 31, 2015. Based on 90,424,090 and 70,648,292 weighted average common shares outstanding for the years ended December 31, 2016 and 2015, respectively, our per share net increase in net assets resulting from operations was $0.77 for the year ended December 31, 2016 versus a per share net decrease in net assets from operations of $0.14 for the year ended December 31, 2015.

For the year ended December 31, 2015, we recorded a net decrease in net assets resulting from operations of $10,112,813 versus a net increase in net assets resulting from operations of $14,052,250 for the year ended December 31, 2014. Based on 70,648,292 and 35,425,825 weighted average common shares outstanding for the years ended December 31, 2015 and 2014, respectively, our per share net decrease in net assets resulting from operations was $0.14 for the year ended December 31, 2015 versus a per share net increase in net assets from operations of $0.40 for the year ended December 31, 2014.
Financial Condition, Liquidity and Capital Resources
As a BDC, we distribute substantially all of our net income to our stockholders and have an ongoing need to raise additional capital for investment purposes. To fund growth, we have a number of alternatives available to increase capital; including raising equity, increasing debt, and funding from operational cash flow.
Our liquidity and capital resources have been generated primarily from the net proceeds of our public offering of common stock, use of our credit facilities and our TRS.
As of December 31, 2016 and 2015, we had $99.4 million and $93.7 million, respectively, in cash and cash equivalents. In the future, we may generate cash from future offerings of securities, future borrowings and cash flows from operations, including interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Our primary use of funds is investments in our targeted asset classes, cash distributions to our stockholders, and other general corporate purposes.
In order to satisfy the Code requirements applicable to a RIC, we intend to distribute to our stockholders substantially all of our taxable income, but we may also elect to periodically spillover certain excess undistributed taxable income from one tax year into the next tax year. In addition, as a BDC, we generally are required to meet a coverage ratio of total assets to total senior securities, which include borrowings and any preferred stock we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow.

The following table shows our net borrowings as of September 30, 2017, December 31, 2016 and 2015:

	September 30, 2017			December 31, 2016			December 31, 2015
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$220,000,000	$180,000,000	$40,000,000	$175,000,000	$150,000,000	$25,000,000	$170,000,000	$145,000,000	$25,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	520,000,000	420,000,000	100,000,000	475,000,000	390,000,000	85,000,000	470,000,000	385,000,000	85,000,000
Unamortized deferred financing costs	—	(5,747,433.65)	—	—	(4,340,533)	—	—	(3,239,404)	—
Total borrowings outstanding, net	$520,000,000	$414,252,566.35	$100,000,000	$475,000,000	$385,659,467	$85,000,000	$470,000,000	$381,760,596	$85,000,000

On August 12, 2016, we amended our ING Credit Facility pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on August 12, 2020 and is secured by substantially all of our assets, subject to certain exclusions as further set forth in an Amended and Restated Guarantee, Pledge and Security Agreement (the “Security Agreement”) entered into in connection with the Revolving Credit Agreement, among us, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015, commitments to the ING credit facility were expanded from $150 million to $170 million. On August 12, 2016, commitments to the ING credit facility were expanded from $170 million to $175 million.
The ING Credit Facility allows for us, at our option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1%.

As of December 31, 2016 and 2015, the commitment under the ING Credit Facility was $175 million and $170 million, respectively, and the ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500 million. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.

We are also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The ING Credit Facility provides that we may use the proceeds of the facility for general corporate purposes, including making investments in accordance with our investment objective and strategy. As of September 30, 2017, our borrowings under the ING Facility totaled $180,000,000 and were recorded as part of revolving credit facility payable on our consolidated statements of assets and liabilities.

On September 29, 2017, the Company’s wholly-owned, special purpose financing subsidiary, Alpine, amended it's existing revolving credit facility (the “Alpine Credit Facility”) pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.
Borrowings under the Alpine Credit Facility are subject to compliance with a NAV coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022. As of September 30, 2017, Alpine’s borrowings under the Alpine Credit Facility totaled $240,000,000 and were recorded as part of revolving credit facility payable on our consolidated statements of assets and liabilities.
See Note 6 to our consolidated financial statements as of September 30, 2017 and Note 6 to our consolidated financial statements as of December 31, 2016 for more information on the Credit Facilities.
Contractual Obligations
The following table shows our payment obligations for repayment of debt, which total our contractual obligations at September 30, 2017:

	Payment Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
ING Credit Facility	$180,000,000	$—	$—	$180,000,000	$—
Alpine Credit Facility	240,000,000	—		240,000,000	—
Total Contractual Obligations	$420,000,000	$—	$—	$420,000,000	$—

The following table shows our payment obligations for repayment of debt, which total our contractual obligations at December 31, 2016:

	Payment Due By Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
ING Credit Facility	$150,000,000	$—	$—	$150,000,000	$—
Alpine Credit Facility	240,000,000	—	240,000,000	—	—
Total Contractual Obligations	$390,000,000	$—	$240,000,000	$150,000,000	$—
We have entered into certain contracts under which we have material future commitments. On April 5, 2012, we entered into the Investment Advisory Agreement with SIC Advisors in accordance with the 1940 Act. The Investment Advisory Agreement became effective as of April 17, 2012, the date that we met the minimum offering requirement. Pursuant to the 1940 Act, the initial term of the Investment Advisory Agreement was for two years from its effective date, with one-year renewals subject to approval by our board of directors, a majority of whom must be independent directors. On March 1, 2017, the board of directors approved the renewal of the Investment Advisory Agreement for an additional one-year term at an in-person meeting. SIC Advisors serves as our investment advisor in accordance with the terms of the Investment Advisory Agreement. Payments under our Investment Advisory Agreement in each reporting period consist of (i) a management fee equal to a percentage of the value of our gross assets and (ii) an incentive fee based on our performance.
On April 5, 2012, we entered into the Administration Agreement with Medley Capital LLC with an initial term of two years, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. On March 1, 2017, the board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf in performing its obligations. Such costs are reasonably allocated to us on the basis of assets, revenues, time records or other reasonable methods. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC.
If any of our contractual obligations discussed above are terminated, our costs may increase under any new agreements that we enter into as replacements. We would also likely incur expenses in locating alternative parties to provide the services we expect to receive under the investment advisory agreement and administration agreement. Any new investment advisory agreement would also be subject to approval by our stockholders.
Off-Balance Sheet Arrangements
On August 27, 2013, Arbor Funding LLC (“Arbor”), a wholly-owned financing subsidiary of the Company, entered into a total return swap (“TRS”) with Citibank, N.A. (“Citibank”).
On March 21, 2016, Arbor entered into the Fourth Amended and Restated Confirmation Letter Agreement (the “Fourth Amended Confirmation Agreement”) with Citibank. The Fourth Amended Confirmation Agreement extended the term of the TRS from March 21, 2016 through March 21, 2019 and increased the interest rate payable to Citi from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum. Other than the foregoing, the Fourth Amended Confirmation Agreement did not change any of the other terms of the TRS.
On September 29, 2017, Arbor entered into the Fifth Amended Confirmation Letter Agreement with Citibank. The Fifth Amended Confirmation Agreement reduces the maximum portfolio notional (determined at the time each such loan becomes subject to the TRS) from $300,000,000 to $180,000,000, through incremental reductions of $60,000,000 on October 3, 2017 and $20,000,000 on each of November 3, 2017, December 3, 2017 and January 3, 2018. The Fifth Amended Confirmation Agreement also decreases the interest rate payable to Citibank from LIBOR plus 1.65% per annum to LIBOR plus 1.60% per annum. Other than the foregoing, the Fifth Amended Confirmation Agreement did not change any of the other material terms of the TRS.
The TRS with Citibank enables Arbor to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank. Accordingly, the TRS is analogous to Arbor utilizing leverage to acquire loans and incurring an interest expense to a lender.
SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”.
Transactions in TRS contracts during the three months ended September 30, 2017 were $3.1 million in realized gains and $2.0 million in unrealized depreciation, which are recorded on the consolidated statements of operations.
Transactions in TRS contracts during the three months ended September 30, 2016 were $0.8 million in realized gains and $5.2 million in unrealized appreciation, which are recorded on the consolidated statements of operations.
Our derivative asset from Citibank, net of amounts available for offset under a master netting agreement as of September 30, 2017, was $1.0 million, which is recorded on the consolidated statements of assets and liabilities as a receivable due on total return swap.
The following table shows the volume of the Company’s derivative transactions for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Average notional par amount of contracts	$246,554,568	$208,253,776	$248,738,019	$210,765,232

Transactions in total return swap contracts during the year ended December 31, 2016 were $6,812,173 in realized gains and $13,718,489 in unrealized appreciation, which is recorded on the consolidated statements of operations.
Transactions in total return swap contracts during the year ended December 31, 2015 were $11,574,160 in realized gains and $19,714,222 in unrealized depreciation, which is recorded on the consolidated statements of operations.
Our derivative asset from Citibank, net of amounts available for offset under a master netting agreement as of December 31, 2016 was $1,289,163, which is recorded on the consolidated statements of assets and liabilities as receivable due on total return swap.
For the years ended December 31, 2016 and 2015, the average notional par amount of total return swap contracts was $214.1 million and $222.6 million, respectively.
On March 27, 2015, Sierra Income Corporation and Great American Life Insurance Company (“GALIC”) entered into a limited liability company operating agreement to co-manage Sierra Senior Loan Strategy JV I LLC (“Sierra JV”). Sierra Income Corporation and GALIC have committed to provide $100 million of equity to Sierra JV, with Sierra Income Corporation providing $87.5 million and GALIC providing $12.5 million. Sierra JV commenced operations on July 15, 2015. On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility (the “JV Facility”) led by Credit Suisse, AG with initial commitments of $100 million. On December 29, 2015, the JV Facility was amended and the commitment increased to $135 million. As of December 31, 2016, there was $123.9 million outstanding under the JV Facility and the Sierra JV had total assets at fair value of $183.7 million. As of December 31, 2016, Sierra JV’s portfolio was comprised of 100.0% of senior secured first lien term loans to 40 different borrowers with one loan on non-accrual status.
We have determined that the Sierra JV is an investment company under ASC 946, however in accordance with such guidance, we will generally not consolidate its investment in a company other than a wholly owned investment company subsidiary or a controlled operating company whose business consists of providing services to us. Accordingly, we do not consolidate our interest in the Sierra JV.
Distributions
We have elected and intend to continue to qualify to be treated, for U.S. federal income tax purposes, as a RIC under subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among others things, distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders. In order to avoid certain U.S. federal excise taxes imposed on RICs, we must distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.
While we intend to distribute any income and capital gains in the manner necessary to minimize imposition of the 4% U.S. federal excise tax, sufficient amounts of our taxable income and capital gains may not be distributed to avoid entirely the imposition of the tax. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will continue to achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we may be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings.
Subject to our board of directors’ discretion and applicable legal restrictions, we expect to authorize and pay monthly distributions to our stockholders. Any distributions to our stockholders will be declared out of assets legally available for distribution. We expect to continue making monthly distributions unless our results of operations, our general financial condition, general economic conditions, or other factors prohibit us from doing so. From time to time, but not less than quarterly, we will review our accounts to determine whether distributions to our stockholders are appropriate. We have not established limits on the amount of funds we may use from available sources to make distributions. From the commencement of our offering through December 31, 2016, a portion of our distributions were comprised in part of expense support payments made by SIC Advisors that may be subject to repayment by us within three years of the date of such support payment. The purpose of this arrangement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes. In the future, we may have distributions which could be characterized as a return of capital. Such distributions are not based on our investment performance and can only be sustained if we achieve positive investment performance in future periods and/or SIC Advisors elects to make Expense Support Payments under an Expense Support Agreement. Any future reimbursements to SIC Advisors will reduce the net investment income that may otherwise be available for distribution to stockholders. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at all. SIC Advisors has no obligation to enter into a renewed Expense Support Agreement. For the year ended December 31, 2016 and 2015, if net Expense Support Payments of $16,093,129 and 6,283,327 were not made by SIC Advisors, approximately 23% and 11% of the distributions would have been a return of capital for GAAP purposes, respectively.
Our distributions may exceed our earnings, which we refer to as a return of capital, especially during the period before we have invested substantially all of the proceeds of our offering. As a result, a portion of the distributions we make may represent a return of capital. Our use of the term “return of capital” merely means distributions in excess of our earnings and as such may constitute a return on your individual investments and does not mean a return on capital. Therefore stockholders are advised that they should be aware of the differences with our use of the term “return of capital” and “return on capital.”

The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders for the nine months ended September 30, 2017 and the years ended December 31, 2016 and 2015. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 30, 2015	January 30, 2015	$0.03333
February 13 and 27, 2015	February 27, 2015	0.03333
March 13 and 31, 2015	March 31, 2015	0.03333
April 15 and 30, 2015	April 30, 2015	0.03333
May 15 and 29, 2015	May 29, 2015	0.03333
June 15 and 30, 2015	June 30, 2015	0.03333
July 15 and 31, 2015	July 31, 2015	0.03333
August 14 and 31, 2015	August 31, 2015	0.03333
September 15 and 30, 2015	September 30, 2015	0.03333
October 15 and 30, 2015	October 30, 2015	0.03333
November 13 and 30, 2015	November 30, 2015	0.03333
December 15 and 31, 2015	December 31, 2015	0.03333
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333
April 15 and 29, 2016	April 29, 2016	0.03333
May 13 and 31, 2016	May 31, 2016	0.03333
June 15 and 30, 2016	June 30, 2016	0.03333
July 15 and 29, 2016	July 29, 2016	0.03333
August 15 and 31, 2016	August 31, 2016	0.03333
September 15 and 30, 2016	September 30, 2016	0.03333
October 14 and 31, 2016	October 31, 2016	0.02667
November 15 and 30, 2016	November 30, 2016	0.02667
December 15 and 31, 2016	December 31, 2016	0.02667
January 13 and 31, 2017	January 31, 2017	0.02667
February 15 and 28, 2017	February 28, 2017	0.02667
March 15 and 31, 2017	March 31, 2017	0.02667
April 14 and 28, 2017	April 28, 2017	0.02667
May 15 and 31, 2017	May 31, 2017	0.02667
June 15 and 30, 2017	June 30, 2017	0.02667
July 14 and 31, 2017	July 31, 2017	0.02667
August 15 and 31, 2017	August 31, 2017	0.02667
September 15 and 29, 2017	September 29, 2017	0.02667

We have adopted an “opt in” distribution reinvestment plan pursuant to which our common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of our common stock. As a result, if we declare a cash distribution, stockholders that have “opted in” to our distribution reinvestment plan will have their distribution automatically reinvested in additional shares of our common stock rather than receiving cash dividends. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions.

Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of capital) will be mailed to our stockholders. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.
Related Party Transactions
On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.
On April 17, 2012, SIC Advisors purchased 1,108,033.24 shares of our common stock for aggregate gross proceeds of $10,000,000. The consideration represents $9.025 per share.
We have entered into an Investment Advisory Agreement with SIC Advisors in which our senior management holds an equity interest and were party to the Expense Support Agreement through December 31, 2016. Members of our senior management also serve as principals of other investment managers affiliated with SIC Advisors that do, and may in the future, manage investment funds, accounts or other investment vehicles with investment objectives similar to ours.
We have entered into an Administration Agreement with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes us with administrative services necessary to conduct our day-to-day operations. Medley Capital LLC is reimbursed for administrative expenses it incurs on our behalf. We do not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. Medley Capital LLC is an affiliate of SIC Advisors.
We have entered into a dealer manager agreement with SC Distributors, LLC who receives a dealer manager fee of up to 2.50% of gross proceeds raised in the offering. An affiliated entity of SC Distributors, LLC owns an equity interest in SIC Advisors, which provides the right to receive a fixed percentage of the management fees received by SIC Advisors.
We have entered into a license agreement with SIC Advisors under which SIC Advisors has agreed to grant us a non-exclusive, royalty-free license to use the name “Sierra” for specified purposes in our business. Under this agreement, we will have a right to use the “Sierra” name, subject to certain conditions, for so long as SIC Advisors or one of its affiliates remains our investment advisor. Other than with respect to this limited license, we will have no legal right to the “Sierra” name.
On March 20, 2017, the Company, SIC Advisors LLC, and SC Distributors, LLC agreed to remove any dealer manager fee payable to SC Distributors, LLC by investors with respect to shares of common stock sold to investors under a placement agreement through a registered investment advisor. In connection with any such sales, SIC Advisors LLC has agreed to pay SC Distributors LLC a platform placement fee in an amount equal to 1.50% of the gross offering proceeds from such sales.

On June 15, 2017, the Company, SIC Advisors and SC Distributors LLC entered into the First Amendment to the Second Amended and Restated Dealer Manager Agreement (the “First Amendment”). The terms of the First Amendment became effective with respect to subscriptions of Class A shares submitted beginning on June 16, 2017. Pursuant to the First Amendment, the upfront selling commission was reduced from 7.00% of gross proceeds to up to 3.00% of gross proceeds and the dealer manager fee was reduced from 2.75% of gross proceeds to up to 2.50% of gross proceeds. Further, in connection with the sale of Class A shares by participating broker-dealers, SC Distributors LLC will reallow and pay participating broker-dealers up to: (a) 3.00% of the gross proceeds from their allocated sales of Class A shares; and (b) 2.50% of the gross proceeds for dealer manager fees of Class A shares. In addition, SIC Advisors will pay the SC Distributors LLC, without reimbursement from the Company, an ongoing distribution and stockholder servicing fee that accrues daily in an amount equal to 1/365th of up to 1.0% of the net asset value per Class A share as of the end of each quarterly period following the date of purchase on a continuous basis from year to year for certain services.
Management Fee
We pay SIC Advisors a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 1.75% of our gross assets and is payable quarterly in arrears. The incentive fee consists of:

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An incentive fee on net investment income (“subordinated incentive fee on income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No subordinated incentive fee on income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on our net assets at the end of the immediately preceding fiscal quarter, or the preferred quarterly return. All pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. We refer to this portion of our subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the subordinated incentive fee on income shall equal 20% of the amount of pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.

•
A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the IAA is in effect. If the IAA is terminated, the fee will become payable as of the effective date of such termination. The capital gains incentive fee is based on our realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, which we refer to as “net realized capital gains.” The capital gains incentive fee equals’ 20% of net realized capital gains, less the aggregate amount of any previously paid capital gains incentive fee.

Under the terms of the investment advisory agreement, SIC Advisors bears all organization and offering expenses on our behalf. Since June 2, 2014, the date that we raised $300 million in gross proceeds in connection with the sale of shares of our common stock, SIC Advisors has no longer been obligated to bear, pay or otherwise be responsible for any ongoing organization and offering expenses on our behalf, and we have been responsible for paying or otherwise incurring all such organization and offering expenses. Pursuant to the terms of the Investment Advisory Agreement, we have agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors not to exceed 1.25% of the gross subscriptions raised by us over the course of the offering period, which was initially scheduled to terminate two years from the initial offering date, unless extended. Most recently, at a meeting held on March 1, 2017, our board of directors approved another extension of our offering for an additional year, which will extend the offering through April 17, 2018, unless further extended. Notwithstanding the foregoing, in the event that organizational and offering expenses, together with sales commissions, the dealer manager fee and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of our common stock pursuant to our registration statement or otherwise at the time of the completion of our offering, then SIC Advisors shall be required to pay or, if already paid by us, reimburse us for amounts exceeding such 15% limit.
Critical Accounting Policies
This discussion of our expected operating plans is based upon our expected consolidated financial statements, which will be prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements will require our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future consolidated financial statements.
Valuation of Investments
We apply fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 — Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, we have categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as identified below and discussed in Note 4.

•
Level 1 — Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and publicly listed derivatives will be included in Level 1. In addition, securities sold, but not yet purchased and call options will be included in Level 1. We will not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably affect the quoted price.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or pricing services. In determining the value of a particular investment, pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments which are generally expected to be included in this category include corporate bonds and loans, convertible debt indexed to publicly listed securities, and certain over-the-counter derivatives.

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Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments that are expected to be included in this category are our private portfolio companies.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, our own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. We weight the use of third-party broker quotes, if any, in determining fair value based on our understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by our board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.

We use third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, we use a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of our loans are determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, we use a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. We may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	our quarterly valuation process begins with each portfolio investment being initially valued by the valuation professionals;

•	conclusions are then documented and discussed with senior management; and

•
an independent valuation firm engaged by our board of directors prepares an independent valuation report for approximately one third of the portfolio investments each quarter on a rotating quarterly basis on non fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms, exclusive of the TRS underlying portfolio.

In addition, all of our investments are subject to the following valuation process:

•	management reviews preliminary valuations and their own independent assessment;

•	the audit committee of our board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

•
our board of directors discusses valuations and determines the fair value of each investment in our portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

The valuation procedures described are generally applied to the loans underlying the TRS, except that such assets are not reviewed by independent third party valuation firms. We will value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS will be based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS will be valued by Citibank. Citibank will base its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations will be sent to us for review and testing. Our board of directors will review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our board of directors has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional disclosures on the TRS, see “- Off-Balance Sheet Arrangements.”

Our investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (“assets”) and the liabilities of the collateralized loan obligation (“CLO”) capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.
Revenue Recognition
We record interest income on an accrual basis to the extent that we expect to collect such amounts. For loans and debt securities with contractual PIK interest, which represents contractual interest accrued and added to the principal balance, we generally will not accrue PIK interest for accounting purposes if the portfolio company valuation indicates that such PIK interest is not collectible. We do not accrue as a receivable interest on loans and debt securities or accounting purposes if we have reason to doubt our ability to collect such interest. Original issue discounts, market discounts or premiums are accreted or amortized using the effective interest method as interest income. We record prepayment premiums on loans and debt securities as fee income. Dividend income, if any, is recognized on an accrual basis to the extent that we expect to collect such amount.
Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation
We measure net realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation reflects the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.
Payment-in-Kind Interest
We have investments in our portfolio that contain a PIK interest provision. Any PIK interest is added to the principal balance of such investments and is recorded as income, if the portfolio company valuation indicates that such PIK interest is collectible. In order to maintain our status as a RIC, substantially all of this income must be paid out to stockholders in the form of dividends, even if we have not collected any cash.
Organization and Offering Expenses
We have been responsible for all ongoing organization and offering expenses since June 2, 2014.
U.S. Federal Income Taxes
We have elected to be treated for U.S. federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we distribute to our stockholders from our tax earnings and profits. To obtain and maintain our RIC tax treatment, we must, among other things, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any.

DESCRIPTION OF OUR CAPITAL STOCK
General

Under the terms of our articles of incorporation, our authorized capital stock consists solely of 250,000,000 shares of common stock, par value $0.001 per share, of which 97,122,289 shares were outstanding as of December 15, 2017. There is currently no market for our common stock, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

All policies shall be equally applicable and enforceable to each stockholder, including but not limited to those pertaining to liquidation, conversion and redemption rights. None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the company or potential liabilities associated with ownership of the security (not including investment risks).

Outstanding Securities

Set forth below is a chart describing classes of securities outstanding as of December 15, 2017.

Title of Class	Amount Authorized	Amount Held by Company or for its Account	Amount Outstanding
Common Stock (Class A)	250,000,000	—	97,122,289

Common Stock

Under the terms of our articles of incorporation, all shares of our common stock, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Class A, Class T and Class I common stock (which shall be done pro rata among the stockholders of shares of a specific class) at the same time and in different per share amounts on such Class A, Class T and Class I common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Each class of common stock shall represent an investment in the same pool of assets and shall have the same preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption as each other class of common stock except for such differences as are clearly and expressly set forth in our charter and as set forth under the terms of our Class A, Class T and Class I common stock described in “Multiple Share Classes.” Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, or as set forth under the terms of our Class A, Class T and Class I common stock described in “Multiple Share Classes,” shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our shares of common stock are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each share of a class of common stock would be entitled to be paid, out of the assets of the Company that are legally available for distribution to our stockholders after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, a liquidation payment equal to the net asset value per share of such class; provided, however, that if the available assets of the Company are insufficient to pay in full the above described liquidation payment, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of each class of common stock ratably in the same proportion as the respective amounts that would be payable on such shares of each class of common stock if all amounts payable thereon were paid in full. Class A, Class T and Class I common stock will vote together as a single class, and each share is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors, and subject to the express terms of any class or series of preferred stock, holders of common stock shall have the exclusive right to vote on all matters as to which a stockholder is entitled to vote pursuant to applicable law at all meetings of stockholders provided, however, that the holders of a class of common stock will have (i) exclusive voting rights on a charter amendment that would alter only the contract rights, as expressly set forth in our charter, of the specified class of common stock and (ii) voting rights as set forth in Rule 18f-3(a)(2)-(3) promulgated under the 1940 Act. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able to elect all of our directors, provided that there are no shares of any other class or series of stock outstanding entitled to vote in the election of directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

This offering does not include an offering of preferred stock. However, under the terms of our articles of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. A majority of our independent directors must approve any issuance of preferred stock and will have access, at our expense, to our legal counsel or to independent legal counsel. The board of directors has discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. In the event we issue preferred stock, we will supplement this prospectus accordingly. We will not offer preferred stock to SIC Advisors or its affiliates except on the same terms as offered to all other stockholders.

Preferred stock could be issued with rights and preferences that would adversely affect the holders of common stock. Preferred stock could also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires that: (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Despite the above provisions of Maryland law, and in accordance with guidelines adopted by the North American Securities Administrators Association, our articles of incorporation provide that (i) any present or former director or officer; (ii) any individual who, while a director or officer and at our request, serves or has served another corporation, REIT, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee; or (iii) our Advisor or any of its affiliates acting as an agent for us (each such person, an “Indemnitee”) shall not be entitled to indemnification (including reasonable attorneys’ fees and amounts reasonably paid in settlement) for any liability or loss suffered by us, nor shall an Indemnitee be held harmless for any loss or liability suffered by us, unless each of the following conditions are met: (1) the Indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) the Indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of (A) negligence or misconduct, in the case that the Indemnitee is our Advisor or an affiliate thereof acting as our agent, or an officer of ours, or (B) gross negligence or willful misconduct, in the case that the Indemnitee is a director of ours (and is not also an officer of ours, the Adviser or an affiliate thereof) and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its articles of incorporation provides otherwise, which our articles of incorporation do not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity against reasonable expenses incurred in the proceeding in which the director or officer was successful. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that the present or former directors or officers of our Advisor have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request the present or former directors or officers of our Advisor to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of the Maryland General Corporation Law and Our Articles of Incorporation and Bylaws

The Maryland General Corporation Law and our articles of incorporation and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors

Under the mandatory provisions of Maryland corporate law, our stockholders elect our directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualify. As permitted by Maryland corporate law, our directors will be elected by a plurality of all votes cast by holders of the outstanding shares of stock entitled to vote at a meeting at which a quorum is present. Thus, our stockholders have the sole power to elect directors (except to fill vacancies, as discussed further below).

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. We believe that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our articles of incorporation provide that the number of directors will be set by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at anytime increase or decrease the number of directors. Our bylaws provide that the number of directors may never be less than one or more than twelve. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, and pursuant to an election in our articles of incorporation as permitted by Maryland law, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under the mandatory provisions of Maryland corporate law, our stockholders may remove a director, with our without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

We currently have a total of five members of the board of directors, three of whom are independent directors. Our articles of incorporation provide that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. In addition, our articles of incorporation and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast 10% or more of the votes entitled to be cast at the meeting.

Access to Records

Any stockholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our stockholders, along with the number of shares of our common stock held by each of them, will be maintained as part of our books and records and will be available for inspection by any stockholder or the stockholder’s designated agent at our office. The stockholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any stockholder who requests the list within ten days of the request. A stockholder may request a copy of the stockholder list in connection with matters relating to voting rights and the exercise of stockholder rights under federal proxy laws. A stockholder requesting a list will be required to pay reasonable costs of postage and duplication.

Under the Maryland General Corporation Law, our stockholders are entitled to inspect and copy, upon written request during usual business hours, the following corporate documents: (i) our charter, (ii) our bylaws, (iii) minutes of the proceedings of our stockholders, (iv) annual statements of affairs, and (v) any voting trust agreements. A stockholder may also request access to any other corporate records, which may be evaluated solely in the discretion of our board of directors.

In addition to the foregoing, stockholders have rights under Rule 14a-7 under the Exchange Act, which provides that, upon the request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution of proxies themselves. A stockholder may also request access to any other corporate records. If a proper request for the stockholder list or any other corporate records is not honored, then the requesting stockholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a stockholder will not have the right to, and we may require a requesting stockholder to represent that it will not, secure the stockholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting stockholder’s interest in our affairs. We may also require such stockholder sign a confidentiality agreement in connection with the request.

Approval of Extraordinary Corporate Action; Amendment of Articles of Incorporation and Bylaws

Under the mandatory provisions of Maryland corporate law, a Maryland corporation generally cannot dissolve or terminate, amend its articles of incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless first declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its articles of incorporation for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Thus, under the mandatory provisions of Maryland law, stockholders are not permitted to vote on (1) amending our charter, (2) causing the dissolution or termination of the Company, or (3) selling or substantially all of the Company’s assets other than in the ordinary course business or causing the merger or other reorganization of the Company, unless our board of directors have first declared such matters advisable. However, our board of directors is also required to obtain, as a matter of law, the approval of our stockholders before the Corporation may engage in any such transactions. Under our articles of incorporation, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an action that requires approval of a majority of our stockholders includes:

•	Amending our articles of incorporation;

•	Amending our Investment Advisory Agreement;

•	Approving or disapproving the sale of all or substantially all of the assets of the Company when such sale is to be made other than in the ordinary course of the Company’s business;

•	Causing a merger or other reorganization of the Company;

•	Dissolving the Company; and

•	Removing our Advisor and electing a new investment adviser.

Notwithstanding the foregoing, amendments to our articles of incorporation to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Our articles of incorporation and bylaws also provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Without the approval of a majority of our stockholders, our Advisor may not:

•	Amend the Investment Advisory Agreement except for amendments that would not adversely affect the interests of our stockholders;

•	Voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Sell all or substantially all of our assets other than in the ordinary course of business; and

•	Approve a merger or any other reorganization of the Company.

No Appraisal Rights

In certain extraordinary transactions, the Maryland General Corporation Law provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. Except with respect to appraisal rights arising in connection with the Control Share Acquisition Act, defined and discussed below, as permitted by the Maryland General Corporation Law, and similar rights in connection with a proposed roll-up transaction, our articles of incorporation provide that stockholders will not be entitled to exercise appraisal rights. See “Certain Relationships and Related Party Transactions — Appraisal and Compensation.”

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, or by officers or directors who are employees of the corporation, are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement, as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, which we refer to as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s articles of incorporation and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the articles of incorporation of the corporation. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding the articles of incorporation or bylaws:

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote;

•	retain for itself sole authority to fill vacancies created by the death, removal or resignation of a director; and

•
provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors, in office, even if the remaining directors do not constitute a quorum.

In addition, if the board is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the articles of incorporation or bylaws and without stockholder approval. A corporation may be prohibited by its articles of incorporation or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Pursuant to our articles of incorporation, we have elected to be subject to a specific provision of the statute such that, at all times that we are eligible to make that election, all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. That election by our board is subject to applicable requirements of the 1940 Act and subject to any provisions of a class or series of preferred stock established by the board, and provided that independent directors shall nominate replacements for any vacancies among the independent directors’ positions. While certain other of the provisions available for election under the statute are already contemplated by our articles of incorporation and bylaws, the law would permit our board of directors to override further changes to the articles of incorporation or bylaws.

Limited Repurchase Rights

Our articles of incorporation contain provisions governing our share repurchase program and our repurchase of shares upon the death or disability of a stockholder.

Share Repurchase Program

Beginning in the third quarter of 2013, we commenced a share repurchase program pursuant to which we intend to conduct quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of its common stock in the prior four calendar quarters or 10% of the weighted average number of our outstanding shares in the prior 12-month periods. The purpose of the share repurchase program is to allow our stockholders to sell their shares back to us at a price equal to the most recently disclosed net asset value per share of our common stock immediately prior to the date of repurchase. Shares will be purchased from stockholders participating in the program on a pro rata basis.

Unless our board of directors determines otherwise, we limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable period to repurchase shares. In addition, we limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may request that we repurchase all of the shares of our common stock that you own.

To the extent that the number of shares of our common stock submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis from among the requests for repurchase received by us. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it in our periodic or current reports or by means of a separate mailing to you. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event that we offer Class T shares, such shares carries a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the third anniversary such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. As described more fully under “Share Repurchase Program,” the contingent deferred sales charge with respect to Class T shares is payable on a declining annual basis, and is not payable with respect to Class T shares issued under our distribution reinvestment plan.

Repurchase Upon Death or Disability

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder, upon such shares being presented to us for repurchase, at a price equal to the net asset value per share of our shares as disclosed in the most recently filed periodic report filed with the SEC immediately following the death or disability of such stockholder. However, we will not be obligated to repurchase shares if more than 360 days have elapsed since the date of the death or disability of the stockholder and, in the case of disability, if the stockholder fails to provide an opinion of a qualified independent physician. For purposes of this repurchase right, a disability will be deemed to have occurred when a stockholder suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician. Our board of directors will have no obligation to repurchase shares if it would cause us to violate federal law or Maryland law. Moreover, our board of directors has the right to suspend or terminate this repurchase right to the extent that it determines that it is in our best interest to do so. Finally, this repurchase right will terminate on the date that our shares are listed on a national securities exchange or are included for quotation in a national securities market. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our articles of incorporation or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Stockholders

Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all stockholders of record. In addition, we will distribute our annual report on Form 10-K to all stockholders within 120 days after the end of each fiscal year. This annual report shall contain a breakdown of the expenses reimbursed by us to our affiliates. These reports will also be available on our website at www.sierraincomecorp.com and on the SEC’s website at www.sec.gov. These reports should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

Promptly following the payment of distributions to all stockholders of record residing in Maryland, we will send information to stockholders regarding the source of such distributions.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

MULTIPLE SHARE CLASSES

This prospectus relates to three classes of common stock: Class A, Class T and Class I. Currently, we are only offering Class A shares. We intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

Certain share classes are only available for purchase by certain types of investors, and Class I shares have a different minimum investment amount than the other classes of common stock. In addition, each class of common stock has a different upfront sales load and fee and expense structure. Determining which share class is best for you depends on the dollar amount you are investing and the number of years for which you invest. Selected broker-dealers may elect to offer, or refrain from offering, one or more classes of common stock. Based on your personal situation, your financial advisor can help you decide which class of common stock makes the most sense for you.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein. We expect our Class T shares to be available for purchase by investors meeting the suitability standards described herein, subject to obtaining a satisfactory multi-class exemptive order from the SEC. The Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all shares of Class A and Class T and Class I common stock would be in excess of 10% of the gross proceeds of this offering, and (iii) a liquidity event. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.”

We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. Class I shares will also be subject to a minimum purchase amount. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-dealer of record. The Advisor and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Class A Shares

Your purchases of Class A shares will be made at the then current public offering price of our common stock as described in this prospectus, which is subject to change based upon, among other things, our net asset value per Class A share. See “Plan of Distribution.” Class A shares are subject to an upfront sales load of 5.50%, which includes up to 3.0% of selling commissions and up to 2.50% of dealer manager fees of the gross proceeds received on Class A shares. Class A shares are currently available for purchase by investors meeting the suitability standards described herein.

Class T Shares

Your purchases of Class T shares will be made at the then current public offering price of our common stock as described in this prospectus, which is subject to change based upon, among other things, our net asset value per Class T share. See “Plan of Distribution.” Stockholders of Class T common stock will pay upfront sales load of 5.0%, which includes up to 3.0% of selling commissions and up to 2.00% of dealer manager fees of the gross proceeds of Class T common stock sold in this offering. Class T common stock that is issued under our distribution reinvestment plan is not subject to an upfront sales load. Pursuant to a distribution plan adopted by us, Class T common stock is also subject to an annual distribution fee of 1.00% of the estimated value of our Class T shares, as determined in accordance with applicable FINRA rules. The distribution fee will accrue daily and be paid on a monthly basis. The distribution fee will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. The distribution fee is payable with respect to all Class T common stock, excluding Class T common stock issued under our distribution reinvestment plan.

FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with this distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of the distribution fee, the upfront sales commissions and any other sources will not exceed 10% of our gross offering proceeds from the sale of Class T shares in this offering. Class T common stock issued under our distribution reinvestment plan will be excluded from this determination.

Class T common stock carries a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the third anniversary such shares were purchased. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis, as described in the table below, and is not payable with respect to Class T shares issued under our distribution reinvestment plan. See “Share Repurchase Program.”

Tender Period	Percentage Deducted Upon Class T Share Repurchase
Prior to first anniversary	3.00%
After first anniversary but prior to second anniversary	2.00%
After second anniversary but prior to third anniversary	1.00%
After third anniversary	—%

Class I Shares

Class I shares have no upfront selling commissions, distribution fees or contingent deferred sales charge.

Conversion Feature and Termination of Distribution Fees

If we receive an exemptive order satisfactory to us and offer Class T shares, the distribution fee for all Class T shares will terminate upon any Class T share reaching the applicable Sales Charge Cap. Class T common stock, including shares issued under our distribution reinvestment plan, will automatically convert into Class A shares upon satisfaction of certain conditions described below. Conversion will be on the basis of the relative net asset values per share, without the imposition of any upfront sales load, fee or other charge.

We will cease paying distribution fees with respect to each Class T share of common stock on the earliest to occur of the following: (i) a liquidity event; (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules), including upfront selling commissions, distribution fees and contingent deferred sales charges, if any, and any other underwriting compensation with respect to all Class A, Class T and Class I shares would be in excess of 10% of the gross proceeds of this offering; and (iii) the total underwriting compensation from the upfront selling commissions and distribution fees attributable to such Class T share reaching the applicable Sales Charge Cap. If any shares of Class T common stock are converted pursuant to item (iii), and if there are outstanding shares that are identifiable by the Company as having been issued pursuant to a distribution reinvestment plan with respect to distributions attributable to the converted shares or as a stock dividend with respect to the converted shares, then the identified shares shall automatically convert, without action by the holder thereof, into a number of shares of Class A common stock based on the relative net asset value per share for the applicable class at such time. With respect to item (iii) above, any such Class T share will automatically convert into a Class A share as of the last calendar day of the month in which the limit on a particular share was reached. With respect to the conversion of Class T shares into Class A shares, each Class T share will convert into an equivalent amount of Class A shares based on the relative net asset value per share for each class. Following the conversion of their shares into Class A shares, those stockholders continuing to participate in our distribution reinvestment plan will receive Class A shares going forward at the net offering price in effect for Class A shares as of the distribution reinvestment date which may be different than the price they were previously paying per share.

The total underwriting compensation deemed to have been paid with respect to a share that is sold or otherwise transferred in a secondary transaction will continue to be deemed to have been paid with respect to such share despite such transfer.

Distributions

The per share amount of distributions on Class A, Class T and Class I shares will differ because of different allocations of class-specific expenses. For example, distributions on Class T shares will be lower than on Class A and Class I shares because Class T shares are subject to an annual distribution fee for a period of time. See “Distributions.”

DETERMINATION OF NET ASSET VALUE

We will determine the net asset value of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, SIC Advisors will prepare portfolio company valuations using relevant inputs, including, but not limited to, indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services.

Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820, issued by the FASB, clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we undertake a multi-step valuation process each quarter, as described below:

•
our quarterly valuation process begins with each portfolio company or investment being initially valued by SIC Advisors’ investment professionals, with such valuation taking into account information received from an independent valuation firm, if applicable;

•	preliminary valuation conclusions are then documented and discussed with our audit committee;

•
our audit committee reviews the preliminary valuation and SIC Advisors’ investment professionals, together with our independent valuation firm, if applicable, responds and supplements the preliminary valuation to reflect any comments provided by the audit committee; and

•
our board of directors discusses valuations and will determine the fair value of each investment in our portfolio in good faith based on various statistical and other factors, including the input and recommendation of SIC Advisors, the audit committee and any third-party valuation firm, if applicable.

While SIC Advisors and an independent valuation firm, if applicable, is responsible for making the initial valuation, under the 1940 Act it is ultimately the responsibility of the full board of directors to make the fair value determination. Determinations of fair value involve subjective judgments and estimates. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a description of factors that our board of directors may consider when valuing our equity and debt investments.

Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, we will incorporate these factors into discounted cash flow models to arrive at fair value. Other factors that our board of directors will consider include the borrower’s ability to adequately service its debt, the fair market value of the portfolio company in relation to the face amount of its outstanding debt and the quality of collateral securing our debt investments.

Our equity interests in portfolio companies for which there is no liquid public market will be valued at fair value. Our board of directors, in its analysis of fair value, may consider various factors, such as multiples of EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a portfolio company or our actual investment position.

For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

Our board of directors may also look to private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in the portfolio companies or industry practices in determining fair value. Our board of directors may also consider the size and scope of a portfolio company and its specific strengths and weaknesses, as well as any other factors it deems relevant in assessing the value. Generally, the value of our equity interests in public companies for which market quotations are readily available will be based upon the most recent closing public market price. Portfolio securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security.

The fair values of our investments will be determined in good faith by our board of directors. Our board of directors will be solely responsible for the valuation of our portfolio investments at fair value as determined in good faith pursuant to our valuation policy and consistently applied valuation process. We intend to value all of our Level 2 and Level 3 assets by using an independent third-party pricing service which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the date of the relevant period end. For investments for which the third-party pricing service is unable to obtain quoted prices, we intend to obtain bid and ask prices directly from dealers who make a market in such investments. To the extent that we hold investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained, our board of directors will utilize an independent third-party valuation service to value such investments. One-third of such investments will be valued by an independent third-party valuation firm each quarter, on a rotating quarterly basis for non fiscal year-end quarters. For our fiscal year end, all of our investments for which market quotations are not readily available will be valued by an independent third-party valuation firm. Accordingly, each such investment will be valued by an independent third party valuation firm at least twice per year. We will periodically benchmark the bid and ask prices received from the third-party pricing service and valuations received from the third-party valuation service, as applicable, against the actual prices at which we purchase and sell our investments. We believe that these prices will be reliable indicators of fair value.

We will value the TRS in accordance with the TRS Agreement. Pursuant to the TRS Agreement, the value of the TRS will be based on the increase or decrease in the value of the assets underlying the TRS, together with accrued interest income, interest expense and certain other expenses incurred under the TRS. The assets underlying the TRS will be valued by Citibank. Citibank will base its valuation on the indicative bid prices provided by an independent third-party pricing service. Bid prices reflect the highest price that market participants may be willing to pay. These valuations will be sent to us for review and testing. Our board of directors will review and approve the value of the TRS, as well as the value of the assets underlying the TRS, on a quarterly basis as part of their quarterly determination of net asset value. To the extent our board of directors has any questions or concerns regarding the valuation of the assets underlying the TRS, such valuation will be discussed or challenged pursuant to the terms of the TRS. For additional disclosures on the TRS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —  Off-Balance Sheet Arrangements.”

Determinations in Connection With Offerings

We are currently offering our Class A shares on a continuous basis at an assumed offering price of $10.00 per share. We intend to offer Class T and Class I shares on a continuous basis in the future subject to obtaining a satisfactory exemptive order from the SEC. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively. To the extent that our net asset value increases, we intend to sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Therefore, persons who tender subscriptions for our shares in this offering must submit subscriptions for a certain dollar amount, rather than a number of our shares and, as a result, may receive fractional shares. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. In addition, on March 1, 2017, our board of directors approved an extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless further extended by our board of directors.

In connection with each closing on the sale of shares offered pursuant to this prospectus on a continuous basis, our board of directors or a committee thereof is required, within 48 hours of the time that each closing and sale is made, to make the determination that we are not selling shares at a price per share which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share. Our board of directors considers the following factors, among others, in making such determination:

•	the net asset value per share of our shares disclosed in the most recent periodic report we filed with the SEC;

•
our management’s assessment of whether any material change in the net asset value per share has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed net asset value per share to the period ending two days prior to the date of the closing on and sale of our shares; and

•
the magnitude of the difference between the net asset value per share disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value per share since the date of the most recently disclosed net asset value per share, and the offering price of our shares at the date of closing.

Importantly, this determination does not require that we calculate net asset value in connection with each closing and sale of our shares, but instead it involves the determination by our board of directors or a committee thereof that we are not selling our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share at the time at which the closing and sale is made.

Moreover, to the extent that there is even a remote possibility that we may (i) issue our shares at a price which, after deducting selling commissions and dealer manager fees, is below the then current net asset value per share of our shares at the time at which the closing and sale is made or (ii) trigger the undertaking (which we provided to the SEC in the registration statement to which this prospectus is a part) to suspend the offering of our shares pursuant to this prospectus if the net asset value per share fluctuates by certain amounts in certain circumstances until the prospectus is amended, our board of directors or a committee thereof will elect, in the case of clause (i) above, either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to determine net asset value within two days prior to any such sale to ensure that such sale will not be at a price which, after deducting selling commissions and dealer manager fees, is below our then current net asset value per share, and, in the case of clause (ii) above, to comply with such undertaking or to undertake to determine net asset value to ensure that such undertaking has not been triggered.

In addition, a decline in our net asset value per share to an amount more than 2.5% below our current offering price, net of selling commissions and dealer manager fees, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our board of directors believes that such decrease in the net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at an offering price per share, net of selling commissions and dealer manager fees, which represents a premium to the net asset value per share of greater than 2.5%.

These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our shares offered pursuant to this prospectus, we will update this prospectus by filing a prospectus supplement with the SEC. We will also make updated information available via our website.

SUBSCRIPTION PROCESS
Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement, like the one contained in this prospectus as Appendix A. You should make your check payable to “UMB Bank, N.A., as agent for Sierra Income Corporation.” Certain dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer manager. In such case, the dealer manager will issue a check made payable to the order of UMB Bank, N.A., as agent for Sierra Income Corporation or us, directly for the purchase price of your subscription. After you have satisfied the applicable minimum purchase requirement, additional purchases must be for a minimum of $500, except for purchases made pursuant to our distribution reinvestment plan. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely. By executing the subscription agreement, you will attest that you meet the minimum income and net worth standards described in this prospectus. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Our dealer manager and/or the broker-dealers participating in the offering will promptly submit a subscriber’s check for deposit in an escrow account on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited into an escrow account after the completion of such suitability review procedures. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription. Within ten business days of our receipt of each completed subscription agreement, we will accept or reject the subscription. We are expecting to close on subscriptions that are received and accepted by us on a weekly basis. If we accept the subscription, we will mail a confirmation within three business days. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest or deduction, within ten business days after rejecting it.

Minimum Purchase Requirements

Generally, you must initially invest at least $2,000 in our shares to be eligible to participate in this offering, except for certain investors. See “Suitability Standards.” In order to satisfy this minimum purchase requirement, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate IRAs, provided that each such contribution is made in increments of $100. You should note that an investment in our shares will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Code. If you have previously acquired shares, any additional purchase must be for a minimum of $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

Investments through IRA Accounts

If you would like to purchase shares through an IRA account, State Street Bank has agreed to act as IRA custodian for purchasers of our common stock as described below; however, we do not require that you use our IRA custodian. If you would like to establish a new IRA account with State Street Bank for an investment in our shares, we will pay the first-year annual IRA maintenance fees of such accounts with State Street Bank. After we pay the first calendar year base fee, investors will be responsible for the annual IRA maintenance fees charged by State Street Bank, charged at the beginning of each calendar year. Further information about custodial services is available through your broker or through our dealer manager at 1-888-292-3178.

PLAN OF DISTRIBUTION

This is a continuous offering of our shares as permitted by the federal securities laws. We have filed post-effective amendments to our prior registration statement, and will also file post-effective amendments to our current registration statement, of which this prospectus is a part, that are subject to SEC review, that will allow us to continue this offering. In addition, on March 1, 2017 our board of directors approved an extension of the Company’s offering period for an additional period of one year, extending the public offering to April 17, 2018, unless further extended by our board of directors. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not annually renewed or otherwise extended. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered.

We are currently offering Class A shares and intend to offer Class T and Class I shares in the future, subject to obtaining a satisfactory exemptive order from the SEC. Each class will have a different upfront sales load and fee and expense structure. We may offer additional classes of shares in the future. If an exemptive order satisfactory to us is not granted, we will continue to offer our Class A shares exclusively.

We reserve the right to terminate this offering at any time prior to the stated termination date.

The dates on which we will accept subscriptions will be the final business day of each week. Shares issued pursuant to our distribution reinvestment plan typically will be issued on the same date that we hold our first weekly closing each month. In addition, in months in which we repurchase shares, we expect to conduct repurchases on the same date that we hold our first weekly closing for the such month.

We are currently selling our Class A shares on a continuous basis at weekly closings at an assumed offering price of $10.00 per share; however, to the extent that our net asset value increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below our net asset value per share. In the event of a material decline in our net asset value per share, which we consider to be a 2.5% decrease below our current net offering price, and subject to certain conditions, we will reduce our offering price accordingly. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.sierraincomecorp.com.

A decline in our net asset value per share to an amount more than 2.5% below our current net offering price, creates a rebuttable presumption that there has been a material change in the value of our assets such that a reduction in the offering price per share is warranted. This presumption may only be rebutted if our board of directors, in consultation with our management, reasonably and in good faith determines that the decline in net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, rather than a more fundamental shift in the valuation of our portfolio. In the event that (i) net asset value per share decreases to more than 2.5% below our current net offering price and (ii) our board of directors believes that such decrease in the net asset value per share is the result of a non-temporary movement in the credit markets or the value of our assets, our board of directors will undertake to establish a new net offering price that is not more than 2.5% above our net asset value per share. If our board of directors determines that the decline in our net asset value per share is the result of a temporary movement in the credit markets or the value of our assets, investors will purchase shares at a net offering price per share, which represents a premium to the net asset value per share of greater than 2.5%.

Class A shares are currently available for purchase by investors meeting the suitability standards described herein and we expect our Class T shares to be available for purchase by investors meeting such suitability standards if we receive the requisite multi-class exemptive relief. Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “— Compensation of the Dealer Manager and Selected Broker-Dealers.”

We expect Class I shares to be available for purchase by (i) clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services, including individuals, corporations, endowments and foundations, (ii) family offices and their clients, (iii) certain other institutional investors, (iv) high net worth investors and (v) investors affiliated with the Advisor and its affiliates and other individuals designated by management. We expect Class I shares not to be available for purchase through an omnibus or similar intermediary account. Class I shares will also be subject to a minimum purchase amount. Except for certain share ownership and transfer restrictions contained in our charter, there is no limit on the number of Class I shares that may be sold to such persons. We may make certain sales directly to these groups designated by management or the dealer manager without a participating broker-dealer. For such direct sales, the dealer manager will serve as the broker-

dealer of record. The Advisor and its affiliates will be expected to hold their Class I shares purchased as stockholders for investment and not with a view towards distribution.

Generally, you must purchase at least $2,000 in our Class A, Class T or Class I shares, except for certain investors. After you have satisfied the applicable minimum purchase requirement, additional purchases of Class A, Class T or Class I shares must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. You should make your check payable to “UMB Bank, N.A., as agent for Sierra Income Corporation.” Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Pending acceptance of your subscription, proceeds will be deposited into an account for your benefit.

Dealer Manager

Our dealer manager is SC Distributors, which is an affiliate of Strategic Capital, and a member of FINRA and the SIPC. The dealer manager is headquartered at 695 Town Center Drive, Costa Mesa, CA 92626. Our dealer manager acts as a distributor of our shares of common stock offered by this prospectus.

With respect to our Class A shares, subject to certain reductions described below, our dealer manager receives selling commissions of up to 3.00% of the gross proceeds of shares sold in the offering. The dealer manager also receives a dealer manager fee of up to 2.50% of the gross offering proceeds. Underwriting compensation includes selling commissions, marketing support fees, wholesaling compensation and expense reimbursements, expenses relating to sales seminars and sales incentives. Assuming a selling commission of 3.00% and a dealer manager fee of 2.50%, the dealer manager may receive underwriting compensation of up to 0.25% of the gross offering proceeds from other sources, including from organization and offering expenses. In the event the aggregate selling commissions and dealer manager fees are less than 5.50% of the gross offering proceeds, the dealer manager may receive underwriting compensation of more than 0.25% of the gross offering proceeds from other sources, including from other organization and offering expenses. With respect to Class T share, the sales load includes upfront selling commissions of up to 3.0% and a dealer manager fee of up to 2.00% of the gross proceeds of shares sold in the offering. Class I shares have no upfront selling commissions, distribution fees or contingent deferred sales charge. In no event will aggregate underwriting compensation payable to underwriters or broker-dealers from any source, exceed 10.0% of gross proceeds of our offering at the termination of the offering. In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay a dealer manager concession based on a percentage of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

Pursuant to a joint venture agreement and its ownership in SIC Advisors, Strategic Capital is entitled to receive distributions up to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors under the Investment Advisory Agreement. Strategic Capital provides certain non-investment advisory services to, and on behalf of, SIC Advisors. In addition, Strategic Capital’s limited voting interest in SIC Advisors entitles it to 20% of the net proceeds received in connection with the sale or other strategic transaction involving SIC Advisors. These distributions are for bona fide services performed by Strategic Capital for SIC Advisors in accordance with its ownership percentage and is not underwriting compensation.

Our dealer manager will engage non-affiliated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term participating broker-dealers includes the dealer manager and other members of FINRA. In connection with the sale of shares by participating broker-dealers, our dealer manager will reallow to such participating broker-dealers all of its selling commissions attributable to such participating broker-dealers’ respective sales. The dealer manager may reallow any portion of the dealer manager fees for each share sold by a participating broker-dealer. See “Special Discounts” for a description of the circumstances under which a selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. We will also reimburse the dealer manager for bona fide out-of-pocket due diligence expenses that are incurred by the dealer manager and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices.

In addition, we and, to a lesser extent, our affiliates may reimburse our dealer manager and its associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our dealer manager may be paid by our dealer manager to any participating broker-dealers. We may also reimburse the participating broker-dealers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating broker-dealers, or those expenses our dealer manager reallows to participating broker-dealers, are subject to reimbursement for reasonable out-of-pocket expenses incurred and supported by a detailed and itemized invoice or similar statement from the participating broker-dealer that demonstrates the actual expenses incurred and include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, broker-dealer training and education meetings for such meetings conducted by us, our dealer manager or participating broker-dealers and including costs of technology associated with the offering and other costs and expenses related to such technology costs.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the participating broker-dealers. These non-cash compensation payments would not reduce the selling commissions or dealer manager fee that we pay participating broker-dealers. The value of any non-cash compensation that are gifts may not exceed an aggregate of $100 per sales person, per year in accordance with FINRA regulations. In the event other incentives are provided to registered representatives of the dealer manager or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to the dealer manager, not to participating broker-dealers or to their registered representatives. This offering is being made in compliance with Conduct Rule 2310 of FINRA. Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10% of our gross offering proceeds.

To the extent permitted under applicable law and our articles of incorporation and bylaws, we have agreed to indemnify the dealer manager, participating broker-dealers, and selected registered investment advisors against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement.

The dealer manager and/or participating broker-dealers are required to deliver a copy of the prospectus to each potential investor. We may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the dealer manager and participating broker-dealers as an alternative to paper copies when possible. If the dealer manager or a participating broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents.

Share Distribution Channels

We expect our dealer manager to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares.

Our dealer manager is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker-dealer agreements. Except as otherwise described, selling commissions and dealer manager fees will be paid by us to our dealer manager in connection with such sales.

We may pay reduced selling commissions to our dealer manager in connection with the sale of shares of our common stock to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may agree with their participating broker-dealers that no selling commissions will be payable with respect to the purchase of their shares: (1) if the investor has engaged the services of a registered investment advisor or other financial advisor who will be paid compensation for investment advisory services or other financial or investment advice or (2) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. In connection with any such sales to an investor that are completed through a registered investment advisor that is not affiliated with a broker dealer under a participating Broker-Dealer Agreement, the Company, our Advisor, and our dealer manager have agreed to remove any dealer manager fee payable to our dealer manager with offering proceeds and our Advisor will pay the dealer manager a platform placement fee in an amount equal to 1.50% of the gross proceeds from the investment. The net proceeds to us will not be affected by the fee payable by our Advisor in connection with such transactions. Neither our dealer manager nor its affiliates are expected to directly or indirectly compensate any person engaged as an investment advisor or a bank trust department by a potential investor to induce such investment advisor or bank trust department to advise favorably for an investment in shares of our common stock. See ‘‘— Special Discounts.’’

We also expect to deliver our shares through independent investment advisors (affiliated with registered broker-dealers) and through banks and other entities exempt from broker-dealer registration and acting as trustees or fiduciaries.

Subject to compliance with applicable regulations, we may sell shares directly to certain institutional investors in negotiated transactions in which no party is acting as an underwriter, dealer or agent. We will determine the per share price through negotiations with these institutional investors; however, we expect the net proceeds per share to us will not be affected by these negotiations and as a result we do not expect there to be any dilution as a result of these sales.

Special Discounts

We may waive or reduce certain fees and expenses in connection with the sale of our shares that will represent a discount to the price at which our shares are offered to the public. However, the amount of net proceeds to us is not expected to be affected by these discounts.

Our executive officers and directors and their immediate family members, as well as officers and persons associated with our Advisor and its members and their affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by our management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering at a discount. We will receive the full offering price, as may be amended from time to time, for such purchases in light of the fact that selling commissions will be waived and not payable in connection with such shares. However, there is no limit on the number of shares of our common stock that may be sold to such persons.

In addition, the selling commission and the dealer manager fee may be reduced, waived, or paid on our behalf by the Advisor in connection with certain categories of sales, such as sales for which a volume discount applies, sales to certain institutional investors, sales through investment advisors or banks acting as trustees or fiduciaries, sales to our affiliates, sales to employees of selected participating broker-dealers, sales made by certain selected participating broker-dealers at the discretion of the dealer manager, sales in wrap accounts managed by participating broker-dealers or their affiliates, and sales in managed accounts that are managed by participating broker-dealers or their affiliates. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment adviser or bank trust department to advise favorably for an investment in shares of our common stock; however, they may provide marketing support and other reimbursements to an investment adviser which shall not be deemed an inducement by such investment adviser.

We may also sell shares at a discount to the public offering price in the event that the investor:

•	pays a broker-dealer a fixed fee, e.g., a percentage of assets under management, for investment advisory and broker-dealer services, which is referred to as a “wrap fee;”

•
has engaged the services of a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (other than a registered investment advisor that is also registered as a broker-dealer who does not have a fixed or “wrap fee” feature or other asset fee arrangement with the investor); or

•	is investing through a bank or other entity exempt from broker-dealer registration acting as trustee or fiduciary.

In connection with any such sales to an investor that are completed through a registered investment advisor that is not affiliated with a broker dealer under a Participating Broker-Dealer Agreement, the Company, our Advisor, and our dealer manager have agreed to remove any dealer manager fee payable to our dealer manager with offering proceeds and our Advisor will pay the dealer manager a platform placement fee in an amount equal to 1.50% of the gross proceeds from the investment. If an investor purchases shares through one of these channels in this offering, we intend to sell the shares at a negotiated discount, reflecting that selling commissions will not be paid in connection with such purchases. We expect to receive substantially the same net proceeds for sales of shares through these channels. Neither our dealer manager nor its affiliates are expected to compensate any person engaged as a financial advisor by a potential investor to induce such financial advisor to advise favorably for an investment in us.

If an investor purchases shares in our offering net of commissions through a registered investment advisor with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice, and if in connection with such purchase the investor must also pay a broker-dealer for custodial or other services relating to holding the shares in the investor’s account, we will reduce the aggregate purchase price of the investor’s shares by the amount of the annual custodial or other fees paid to the broker-dealer in an amount up to $250. Each investor will receive only one reduction in purchase price for such fees and this reduction in the purchase price of our shares is only available for the investor’s initial investment in our common stock. The investor may request the “Request for Broker Dealer Custodial Fee Reimbursement Form” from his or her advisor and must include this form with his or her subscription agreement to have the purchase price of the investor’s initial investment in shares reduced by the amount of his or her annual custodial fee.

Volume Discounts

In connection with sales of over $500,000 in shares of our common stock to a qualifying purchaser (as defined below), a participating broker-dealer may offer such qualifying purchaser a volume discount by reducing the amount of the participating broker-dealer’s selling commissions and, if applicable, dealer manager fee. Such reduction would be credited to the qualifying purchaser by reducing the total purchase price payable by the qualifying purchaser for the shares of our common stock purchased by the qualifying purchaser. The net proceeds to us from sales of our common stock eligible for a volume discount will be the same as other sales of shares of our common stock.

The following table illustrates the various discount levels that will be offered to qualifying purchasers by participating broker-dealers for Class A shares purchased in the primary offering:

Dollar Amount of Shares Purchased	Selling Commission Percentage	Dealer Manager Fee	Purchase Price per Share to Investor(1)
Up to $499,999	3.00%	2.50%	$10.00
$500,000 to $999,999	2.50%	2.50%	9.95
$1,000,000 to $1,999,999	2.00%	2.50%	9.90
$2,000,000 to $2,999,999	1.50%	2.50%	9.85
$3,000,000 to $4,999,999	1.25%	2.35%	9.83
$5,000,000 to $9,999,999	1.00%	2.35%	9.80
$10,000,000 and above	—%	2.15%	9.70

(1)	Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

All selling commission rates set forth in the table above are calculated assuming a purchase price per share of common stock of $10.00. We will apply the reduced per share purchase price, selling commission and, if applicable, dealer manager fee, set forth in the table above to the entire purchase, not just the portion of the purchase which exceeds the $499,999 share purchase threshold. For example, a purchase of $3,200,000 in shares of our common stock in a single transaction would result in a purchase price of $9.83 per share, and selling commissions of $41,600.

To qualify for a volume discount as a result of multiple purchases of shares of our common stock, an investor must use the same participating broker-dealer for each purchase and must complete a subscription form for additional purchases. Once an investor qualifies for a volume discount, the investor will be eligible to receive the benefit of such discount for subsequent purchases of shares in the primary offering made through the same participating broker-dealer. If a subsequent purchase entitles an investor to an increased reduction in selling commissions, the volume discount will apply only to the current and future investments.

The following persons qualify as a “qualifying purchaser,” and, to the extent purchased through the same participating broker-dealer, may combine their purchases as a “single qualifying purchaser” for the purpose of qualifying for a volume discount:

•	an individual, his or her spouse, their children under the age of 21 and all pension or trust funds established by each such individual;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employee’s trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Internal Revenue Code; and

•	all commingled trust funds maintained by a given bank.

In the event a person wishes to have his or her subscription combined with others as a single qualifying purchaser, that person must request such treatment in writing at the time of that person’s subscription and identify the subscriptions to be combined. Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. If the subscription agreements for the combined subscriptions of a single qualifying purchaser are submitted at the same time, then the selling commissions payable and the discounted share purchase price will be allocated pro rata among the combined subscriptions on the basis of the respective subscription amounts being combined. Otherwise, the volume discount provisions will apply only to the subscription that qualifies the single qualifying purchaser for the volume discount and the subsequent subscriptions of that single qualifying purchaser.

Only shares of our common stock purchased in the primary offering are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will not be eligible for a volume discount or count toward aggregate purchase amounts for the purposes of determining which purchase price discount level an investor is eligible for.

Volume discounts for residents of the State of California will be available in accordance with the volume discount levels set forth in the table above. However, with respect to residents of the State of California, no volume discounts will be granted to any group of purchasers and no subscriptions may be aggregated as part of a combined subscription for purposes of determining the dollar amount of shares purchased.

Compensation of the Dealer Manager and Selected Broker-Dealers

Except as otherwise described in this prospectus, and subject to receiving the requisite multi-class exemptive relief from the SEC, the dealer manager will receive upfront selling commissions and dealer manager fees of up to 5.50% and 5.0% of the gross proceeds received on Class A and Class T shares sold in this offering, respectively, a portion of which is expected to be re-allowed to selected broker-dealers and financial representatives. No upfront selling commissions or dealer manager fees will be received on Class I shares. In connection with the marketing and distribution of our shares by the selected broker-dealers, our dealer manager may reallow to such selected broker-dealers all or any portion of the upfront selling commission, dealer manager fees, ongoing distribution and shareholder servicing fees, or contingent deferred sales charges received on Class T shares. Such amounts paid by our dealer manager or its affiliate will not be paid by stockholders. With respect to Class T shares, we expect that selected broker-dealers and financial representatives will receive, through the upfront selling commissions, the additional selling commissions paid by the dealer manager or its affiliate and the reallowance of the distribution fees as described below, up to approximately 5.0% of the gross proceeds received on Class T shares sold in this offering. The dealer manager will not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential stockholder except to a registered broker-dealer or other properly licensed agent for selling or distributing our shares.

Our Class T shares are subject to an annual distribution fee of 1.00% of the estimated value of such shares, as determined in accordance with applicable FINRA rules, which will begin to accrue on the first day of the first full calendar month following the date of the first sale of a Class T share. Distribution fees will be paid pursuant to a distribution plan adopted by us. All or a portion of the distribution fee may be re-allowed to selected broker-dealers and financial representatives. The amount and timing of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing this offering and due diligence expenses incurred. The distribution fee is intended, in part, to compensate our dealer manager and its affiliates for paying certain amounts to advisors and selected broker-dealers at the time of purchase in connection with the distribution of our Class T shares, as well as for services rendered by our dealer manager and selected broker-dealers in connection with the ongoing marketing, sale and distribution of such shares. The distribution fee will accrue daily and will be paid on a monthly basis. The distribution fee is payable with respect to all Class T shares, other than shares issued under our distribution reinvestment plan. Class A and Class I shares are not subject to an annual distribution fee. The distribution fee will terminate for all Class T stockholders upon a liquidity event. In addition, we will stop paying the distribution fee with respect to any Class T share when the total underwriting compensation from the upfront sales load and distribution fee attributable to such common stock equals 10.0% of gross offering proceeds. We refer to this amount as the Sales Charge Cap. The Sales Charge Cap applicable to certain shares will be reduced by the amount of any upfront selling commission that is waived for such shares. Provided we offer Class T shares, upon a Class T share reaching the applicable Sales Charge Cap, such share will be converted into a Class A share and will no longer be subject to an ongoing distribution fee.
FINRA Rule 2310 provides that the maximum compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds received in connection with the issuance of shares through a distribution reinvestment plan. Payments collected by us in connection with the distribution fee, in addition to any upfront sales load, will be considered underwriting compensation for purposes of FINRA Rule 2310. The maximum aggregate underwriting compensation collected from payments of distribution fees, upfront selling commissions and contingent deferred sales charges, if any, and any other sources will not exceed 10% of the gross offering proceeds from the sale of shares in this offering.

In addition, SIC Advisors, or one of its affiliates, may, in its sole discretion, pay a dealer manager concession based on a percentage of gross proceeds received on Class A and Class T shares. Such amounts paid by SIC Advisors or its affiliate will not be paid by stockholders.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares at the price equal to 94.5% of the price that shares of our common stock are sold in the offering at the closing immediately following the distribution date. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be 94.5% of the net asset value per share of our common stock on the distribution date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker-dealer or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker-dealer or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. At least annually, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to you. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under our Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Tax Matters.” Additional information about the distribution reinvestment plan may be obtained by contacting stockholder services for Sierra Income Corporation at (212) 759-0777.

SHARE REPURCHASE PROGRAM

We do not intend to list our shares on a securities exchange, and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

Beginning in the third quarter of 2013, we commenced a share repurchase program pursuant to which we intend to conduct quarterly share repurchases of approximately 10% of the weighted average number of our outstanding shares in any 12-month period to allow our stockholders to sell their shares back to us at a price equal to the most recently disclosed net asset value per share of our common stock immediately prior to the date of repurchase. Our share repurchase program includes numerous restrictions that limit your ability to sell your shares.

Unless our board of directors determines otherwise, we will limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the sole discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of investments as of the end of the applicable quarter to repurchase shares. In addition, we will limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may request that we repurchase all of the shares of our common stock that you own.

To the extent that the number of shares of our common stock submitted to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis from among the requests for repurchase received by us. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibit distributions that would cause a corporation to fail to meet statutory tests of solvency.

Our board of directors has the right to suspend or terminate the share repurchase program to the extent that it determines that it is in our best interest to do so. We will promptly notify our stockholders of any changes to the share repurchase program, including any suspension or termination of it in our periodic or current reports or by means of a separate mailing to you. Moreover, the share repurchase program will terminate on the date that our shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of our board of directors, a secondary trading market for the shares otherwise develops. All shares to be repurchased under our share repurchase program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer. If we determine that a lien or other encumbrance or restriction exists against the shares requested to be repurchased, we will not repurchase any such shares.

The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market. There is no assurance that we will repurchase any of your shares pursuant to the share repurchase program or that there will be sufficient funds available to accommodate all of our stockholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Stockholders will not pay a fee in connection with our repurchase of shares under the share repurchase program.

In the event of the death or disability of a stockholder, we will repurchase the shares held by such stockholder at a price equal to the net asset value per share of our shares as disclosed in the periodic report we file with the SEC immediately following the death or disability of such stockholder. However, we will not be obligated to repurchase shares if more than 360 days have elapsed since the date of the death or disability of the stockholder and, in the case of disability, if the stockholder fails to provide an opinion of a qualified independent physician. For purposes of this repurchase right, a disability will be deemed to have occurred when a stockholder suffers a disability for a period of time, as determined by our board of directors and confirmed by a qualified independent physician.

Contingent Deferred Sales Charge

To date, we have only offered one class of our common stock, which we refer to herein as Class A shares. We intend to submit an application to the SEC for an exemptive order to permit us to offer additional classes of our common stock. If an exemptive order satisfactory to us is granted we intend to offer Class A, Class T and Class I shares. In the event that we offer Class T shares, such shares carry a contingent deferred sales charge that is imposed only on shares tendered for repurchase by us prior to the third anniversary such shares were purchased. Class A and Class I shares are not subject to a contingent deferred sales charge. The contingent deferred sales charge will be calculated based upon the lesser of the estimated value of Class T shares as of the date of repurchase and the public offering price at the time such shares were purchased. The contingent deferred sales charge is payable on a declining annual basis, as described in the table below, and is not payable with respect to Class T shares issued under our distribution reinvestment plan. If you tender a portion of your shares, shares received pursuant to our distribution reinvestment plan will be redeemed first. After all such shares have been redeemed, shares will be redeemed on a first-in, first-out basis.

Tender Period	Percentage Deducted Upon Class T Share Repurchase
Prior to first anniversary	3.00%
After first anniversary but prior to second anniversary	2.00%
After second anniversary but prior to third anniversary	1.00%
After third anniversary	—%

SHARE LIQUIDITY STRATEGY

We intend to seek to complete a liquidity event for our stockholders within seven years following the completion of the offering period, although we may determine to complete a liquidity event earlier. We will view our offering stage as complete as of the termination date of our continuous offering, which includes sale conducted under our prior registration statement, our current registration statement and any follow-on registration statement. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the aforementioned scenarios as “liquidity events.” Provided we offer Class T shares, a Class T share will convert into a Class A share upon the earliest of (i) a Class T share reaching the applicable Sales Charge Cap, (ii) our dealer manager advising us that the aggregate underwriting compensation payable from all sources (determined in accordance with applicable FINRA rules) would be in excess of 10% of the gross proceeds of this offering and (iii) a liquidity event. See “Plan of Distribution — Compensation of the Dealer Manager and Selected Broker-Dealers.” While our intention is to seek to complete a liquidity event within seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in the best interest of our stockholders, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure. There can be no assurance that we will complete a liquidity event. Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. Neither we nor any of our affiliates have previously offered an investment program in which a date or time period at which the investment program might be liquidated was disclosed in the offering materials for such investment program. See “Share Repurchase Program” for a detailed description of our share repurchase program.

REGULATION

We have elected to be regulated as a BDC under the 1940 Act and have also elected and intend to continue to qualify to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code.

BDCs are closed-end management investment companies that elect to be regulated as BDCs under the 1940 Act. As such, BDCs are subject to only certain provisions of the 1940 Act. BDCs are provided greater flexibility under the 1940 Act than are other investment companies in dealing with their portfolio companies, issuing securities, and compensating their managers. BDCs can be internally or externally managed and may qualify to elect to be taxed as RICs for U.S. federal income tax purposes. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters, and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of a BDC’s directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or withdraw our election as a BDC unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of: (1) 67% or more of the voting securities present at a meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy or (2) more than 50% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the then-current net asset value of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below net asset value in rights offerings to existing stockholders, in payment of dividends, and in certain other limited circumstances.

As a BDC, we are required to meet a coverage ratio of the value of total assets to senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%. We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC.

Legislation recently passed by the U.S. House of Representatives Financial Services Committee, if it becomes law, would (i) modify the asset coverage percentage from 200% to 150%, (ii) permit BDCs to incorporate by reference in registration statements filed with the SEC, (iii) utilize other streamlined registration processes afforded to operating companies, and (iv) allow BDCs to own investment adviser subsidiaries. There are no assurances if and when the legislation will become law or, if enacted, what final form the legislation would take.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act.

As a BDC, we will not generally be permitted to invest in any portfolio company in which our affiliates currently have a controlling interest or to make any co-investments with our Affiliates without an exemptive order from the SEC. In addition, on November 25, 2013, we received the exemptive order from the SEC that permits us to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley, LLC or an investment adviser controlled by Medley, LLC in a manner consistent with our investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the “Exemptive Order”) for a co-investment order that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a) (4) and Rule 17d-1. On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are otherwise substantially similar to the Prior Exemptive Order. Co-investment under the New Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them.

We may, however, invest alongside our Advisor and its affiliates’ other clients in certain circumstances where doing so is consistent with applicable law and SEC staff interpretations. For example, we may invest alongside such other clients’ accounts consistent with guidance promulgated by the SEC Staff permitting us and such other clients’ accounts to purchase interests in a single class of privately placed securities so long as certain conditions are met, including that no investment advisor, acting on our behalf or on behalf of other clients, negotiates any term other than price. We may also invest alongside such affiliates as otherwise permissible under regulatory guidance, applicable regulations and our Advisor’s allocation policies.

Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for us and other clients, or affiliated funds. Without the Exemptive Order, we would be substantially limited in our ability to co-invest in privately negotiated transactions with affiliated funds, as a BDC.

Business Development Company Regulation: Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. As discussed in greater detail below, the 1940 Act defines qualifying assets as principally including certain investments by a BDC in eligible portfolio companies. An eligible portfolio company is defined under the 1940 Act as any issuer which:

1	is organized under the laws of, and has its principal place of business in, the United States;

2
is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

3	satisfies any of the following:

a.	does not have any class of securities that is traded on a national securities exchange;

b.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

c.	is controlled by a BDC, either alone or as part of a group acting together, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

d.	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
As relevant to our proposed business, the principal categories of qualifying assets under the 1940 Act are the following:

1
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC.

2	Securities of any eligible portfolio company that we control.

3
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4
Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

5	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6	Cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must have been organized and have its principal place of business in the United States and be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

For purposes of Section 55(a) under the 1940 Act, we will treat each asset underlying the TRS as a qualifying asset if the obligor on such asset is an eligible portfolio company and as a non-qualifying asset if the obligor is not an eligible portfolio company. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Business Development Company Regulation: Control and Managerial Assistance to Portfolio Companies

Business development companies generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the business development company controls such issuer of securities or (ii) the business development company purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance includes any arrangement whereby the BDC, through its directors, officers, or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities, or high-quality debt securities maturing in one year or less from the time of investment so that 70% of our total assets are qualifying assets. Typically, we intend to invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the diversification requirements in order to qualify to be taxed as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We expect that our Advisor will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

For purposes of the asset coverage ratio test applicable to us as a BDC, we will treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor under the

TRS, as a senior security for the life of that instrument. We may, however, accord different treatment to the TRS in the future in accordance with any applicable new rules or interpretations adopted by the staff of the SEC.

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act, which we call our "Code of Business Conduct and Ethics", that establishes procedures for personal investments and restricts certain personal securities transactions. This document applies to our directors, officers and employees. Persons subject to these codes may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement. You may also read and copy our code of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549.

Compliance Policies and Procedures

We and our Advisor have each adopted and implemented written compliance policies and procedures reasonably designed to prevent violation of the federal securities laws and are required to review these compliance policies and procedures annually for their adequacy and the effectiveness of their implementation. Our chief compliance officer is responsible for administering our compliance policies and procedures and our Advisor’s chief compliance officer is responsible for administering the compliance policies and procedures for the Advisor.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to SIC Advisors. SIC Advisors will vote proxies according to our proxy voting policies and procedures which are set forth below. These guidelines are reviewed periodically by the Advisor as well as our board of directors, and, accordingly, are subject to change.

As an investment advisor registered under the 1940 Act, SIC Advisors has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of SIC Advisors are intended to comply with Section 206 of, and Rule 206(4)-6 under, the 1940 Act.

Proxy Policies

SIC Advisors will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although SIC Advisors will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of SIC Advisors are made by its portfolio managers and investment professionals under the supervision of SIC Advisors legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of SIC Advisors legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how SIC Advisors intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the chief compliance officer designate an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how SIC Advisors voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Sierra Income Corporation at 280 Park Ave, 6th Floor East, New York, NY 10017.

Securities Exchange Act and Sarbanes-Oxley Act

We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we are subject to the Sarbanes-Oxley Act of 2002, which imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements will affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer are required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports are required to disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting; and

•
pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

The Sarbanes-Oxley Act requires us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and its regulations. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement.

TAX MATTERS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for U.S. federal income tax purposes:

•	A citizen or individual resident of the United States;

•
A corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, in the District of Columbia;

•
A trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	An estate, the income of which is subject to U.S. federal income taxation regardless of its source.

A “Non-U.S. stockholder” generally is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partner in a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We have elected and intend to continue to qualify to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders from our tax earnings and profits. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, in order to obtain and maintain RIC tax treatment, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a Regulated Investment Company

If we:

•	maintain our qualification as a RIC; and

•	satisfy the Annual Distribution Requirement,

then we will not be subject to U.S. federal income tax on the portion of our income we distribute (or are deemed to distribute) to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gains not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our net ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. We generally will endeavor in each taxable year to avoid any U.S. federal excise tax on our earnings.

In order to maintain our qualification as a RIC for U.S. federal income tax purposes, we must, among other things:

•	continue to qualify as a BDC under the 1940 Act at all times during each taxable year;

•
derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to our business of investing in such stock or securities, or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•
at least 50% of the value of our assets consists of cash, cash equivalents, U.S. Government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•
no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships,” or the Diversification Tests.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax. Our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation —  Senior Securities.” As a result, we may be prohibited from making distributions necessary to satisfy the Annual Distribution Requirement. Even if we are not prohibited from making distributions, our ability to raise additional capital to satisfy the Annual Distribution Requirement may be limited. If we are not able to make sufficient distributions to satisfy the Annual Distribution Requirement, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level U.S. federal income tax.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (1) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (2) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (3) convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income, (4) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (5) cause us to recognize income or gain without receipt of a corresponding distribution of cash, (6) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (7) adversely alter the characterization of certain complex financial transactions and (8) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor its transactions and may make certain tax elections to mitigate the potential adverse effect of these provisions, but there can be no assurance that any adverse effects of these provisions will be mitigated.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on its allocable share of a portion of any “excess distribution” received on, or any gain from the disposition of, such shares even if our allocable share of such income is distributed as a taxable dividend to its stockholders. Additional charges in the nature of interest generally will be imposed on us in respect of deferred taxes arising from any such excess distribution or gain. If we invest in a PFIC and elects to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year our proportionate share of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed by the QEF. Alternatively, we may be able to elect to mark-to-market at the end of each taxable year its shares in a PFIC; in this case, we will recognize as ordinary income our allocable share of any increase in the value of such shares, and as ordinary loss our allocable share of any decrease in such value to the extent that any such decrease does not exceed prior increases included in its income. Under either election, we may be required to recognize in a year income in excess of distributions from PFICs and proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% U.S. federal excise tax. In addition, under recently proposed regulations, income required to be included as a result of a QEF election would not be qualifying income for purposes of the 90% Income Test unless we receive a distribution of such income from the PFIC in the same taxable year to which the inclusion relates.

The remainder of this discussion assumes that we maintain our qualification as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or prior to December 31, 2012, to the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions, or Qualifying Dividends, may be eligible for a maximum tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum rate applicable to Qualifying Dividends. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains that are currently taxable at a maximum rate of 20% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. Because we expect to pay tax on any retained capital gains at our regular corporate tax rate, and because that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid will exceed the tax they owe on the capital gain distribution and such excess generally may be refunded or claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s cost basis for his, her or its common stock. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of distributions paid for that year, we may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the distribution was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

In general, individual U.S. stockholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We have adopted a distribution reinvestment plan through which a stockholder may elect to receive distributions in the form of additional shares of our common stock, See “Distribution Reinvestment Plan”. Any distributions made to a U.S. stockholder that are reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. The U.S. stockholder will have an adjusted tax basis in the additional shares of our common stock purchased through the plan equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

We will report to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of distributions, if any, eligible for the 20% maximum rate). Distributions paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

We may be required to withhold U.S. federal income tax, or backup withholding, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in our shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in our shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our investment company taxable income to Non-U.S. stockholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless an applicable exception applies. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

We or the applicable withholding agent generally are not required to withhold any amounts with respect to certain distributions of (i) U.S. source interest income, and (ii) net short term capital gains in excess of net long term capital losses, in each case to the extent we properly report such distributions as “interest-related dividends” or “short-term capital gain dividends” and certain other requirements were satisfied. We anticipate that a portion of our distributions will be eligible for this exemption from withholding; however, we cannot determine what portion of our distributions (if any) will be eligible for this exception until after the end of our taxable year. No certainty can be provided that any of our distributions will be reported as eligible for this exception.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

FATCA, and the Treasury regulations promulgated thereunder, generally impose a withholding tax of 30% on (i) certain payments of U.S. source interest, dividends and other fixed or determinable annual or periodical gains, profits, and income and (ii) beginning after December 31, 2018, payments of gross proceeds from the sale, exchange, redemption, retirement or other taxable disposition of property of a type that can produce U.S. source interest or dividends, in each case, to foreign financial institutions (“FFIs”) unless such FFIs enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners), or such FFIs reside in a jurisdiction that has entered into an intergovernmental agreement with the IRS to provide such information and such FFIs comply with the terms of such intergovernmental agreement and any enabling legislation or administrative authority with respect to such intergovernmental agreement. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not financial institutions unless such foreign entities certify that they do not have any greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a Non-U.S. stockholder and the status of the intermediaries through which they hold their shares, Non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares of our common stock and proceeds from the sale of their shares of our common stock. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or Form W-8BEN-E or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Maintain Our Qualification as a RIC

If we fail to satisfy the 90% Income Test or the Diversification Tests for any taxable year, we may nevertheless continue to qualify as a RIC for such year if certain relief provisions are applicable (which may, among other things, require us to pay certain corporate-level U.S. federal income taxes or to dispose of certain assets).

If we were unable to qualify for treatment as a RIC and the foregoing relief provisions are not applicable, we would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions made in taxable years beginning on or before December 31, 2012 would be taxable to our stockholders as ordinary dividend income that, subject to certain limitations, may be eligible for the 13% maximum rate to the extent of our current and accumulated earnings and profits provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify for the tax treatment applicable to RICs in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify for the tax treatment applicable to RICs. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify for the tax treatment applicable to RICs no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify for the tax treatment applicable to RICs that are recognized within the subsequent 5 years (or shorter applicable period), unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement by State Street Bank and Trust Co. N.A. Boston. The address of the custodian is 570 Washington Blvd, 5th Floor, Jersey City, NJ 07310. DST Systems, Inc. acts as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is P.O. Box 219312, Kansas City, Missouri 64121-9312, telephone number: (816) 435-1000.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use broker-dealers in the normal course of our business. Subject to policies established by our board of directors, our Advisor will be primarily responsible for the execution of the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Advisor does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Advisor generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Advisor may select a broker-dealer based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other broker-dealers would charge if our Advisor determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Sierra Income Corporation at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Eversheds Sutherland (US) LLP.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus. Any stockholder and its designated representative are permitted access to our records to which it is entitled under applicable law at all reasonable times, and may inspect and copy any of them for a reasonable charge. Please see our charter and bylaws for additional information regarding stockholders’ right to access our records.

We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

STOCKHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our stockholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of stockholders that is derived using such information. For example, it includes a stockholder’s address, social security number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

•	account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

•	transaction history of a stockholder’s account; and

•	service providers.

We do not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

•
Our service providers, including our Advisor’s, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

•	Companies that may perform marketing services on our behalf or pursuant to joint marketing agreements. These marketing companies also have an obligation to protect confidential information.

•
Government officials or other persons unaffiliated with us, to the extent required by federal or Maryland law or our articles of incorporation, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will continue to adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

Sierra Income Corporation
Consolidated Statements of Assets and Liabilities

	September 30, 2017	December 31, 2016
ASSETS	(unaudited)
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $969,097,460 and $921,626,572, respectively)	$926,968,867	$885,400,856
Controlled/affiliated investments (amortized cost of $145,702,585 and $104,855,866, respectively)	140,093,225	97,743,466
Investments at fair value	1,067,062,092	983,144,322
Cash and cash equivalents	82,699,636	99,400,794
Cash collateral on total return swap (Note 5)	68,000,000	79,620,942
Interest receivable from non-controlled/non-affiliated investments	9,093,911	10,251,559
Receivable due on total return swap (Note 5)	1,003,667	1,289,163
Receivable for Company shares sold	376,741	533,123
Interest receivable from controlled/affiliated investments	316,056	1,028,321
Unsettled trades receivable	278,837	368,819
Prepaid expenses and other assets	215,617	201,932
Due from affiliate (Note 7)	—	7,892,273
Total assets	$1,229,046,557	$1,183,731,248

LIABILITIES
Revolving credit facilities payable (net of deferred financing costs of $5,747,434 and $4,340,533, respectively) (Note 6)	$414,252,566	$385,659,467
Unsettled trades payable	38,922,992	466,727
Unrealized depreciation on total return swap (Note 5)	5,483,594	13,647,330
Base management fees payable (Note 7)	5,378,233	5,138,107
Accounts payable and accrued expenses	1,480,258	1,839,497
Incentive fees payable (Note 7)	1,323,999	1,405,419
Interest payable	780,037	1,230,530
Administrator fees payable (Note 7)	745,816	850,678
Deferred tax liability	429,991	244,622
Due to affiliate (Note 7)	—	135,784
Total liabilities	$468,797,486	$410,618,161

Commitments (Note 11)

NET ASSETS
Common shares, par value $0.001 per share, 250,000,000 common shares authorized, 96,300,123 and 94,666,418 common shares issued and outstanding, respectively	$96,300	$94,666
Capital in excess of par value	843,971,257	830,738,206
Accumulated distribution in excess of net realized gain/(loss) from investments and total return swap	(43,284,104)	(20,333,057)
Accumulated undistributed net investment income	13,030,556	19,756,740
Net unrealized depreciation on investments and total return swap, net of provision for taxes of $343,391 and $54,205, respectively	(53,564,938)	(57,143,468)
Total net assets	760,249,071	773,113,087
Total liabilities and net assets	$1,229,046,557	$1,183,731,248

NET ASSET VALUE PER COMMON SHARE	$7.89	$8.17
See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
INVESTMENT INCOME	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest from investments
Non-controlled/non-affiliated investments:
Cash	$22,258,477	$20,819,609	$62,982,816	$60,057,210
Payment-in-kind	738,691	236,353	3,262,162	3,722,884
Controlled/affiliated investments:
Cash	2,529,894	1,602,501	7,006,228	4,186,500
Payment-in-kind	835,813	—	1,170,790	—
Total interest income	26,362,875	22,658,463	74,421,996	67,966,594
Fee income (Note 12)	1,228,131	2,464,034	4,068,295	5,157,787
Interest from cash and cash equivalents	49,732	26,164	85,263	47,834
Total investment income	27,640,738	25,148,661	78,575,554	73,172,215
EXPENSES
Base management fees (Note 7)	5,378,233	5,040,490	16,036,068	14,790,696
Interest expenses	4,434,712	3,433,081	12,177,674	10,095,690
General and administrative expenses	1,295,253	1,655,295	3,783,340	4,331,001
Incentive fees (Note 7)	1,323,999	2,372,355	1,872,805	7,876,060
Administrator expenses (Note 7)	745,817	780,166	2,333,968	1,997,067
Offering costs	545,959	703,075	1,367,343	2,074,035
Professional fees	415,045	943,864	1,647,704	1,809,418
Total expenses	14,139,018	14,928,326	39,218,902	42,973,967
Expense support reimbursement (Note 7)	—	(5,389,627)	—	(16,093,129)
Total expenses, net of expense support reimbursement	14,139,018	9,538,699	39,218,902	26,880,838
NET INVESTMENT INCOME	13,501,720	15,609,962	39,356,652	46,291,377
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from non-controlled/non-affiliated investments	(5,275,413)	(11,230,075)	(21,215,145)	(11,065,348)
Net realized gain/(loss) on total return swap (Note 5)	3,134,709	761,010	(1,735,902)	4,845,649
Net change in unrealized appreciation/(depreciation) on non-controlled/non-affiliated investments	(7,466,665)	11,929,831	(5,902,877)	4,202,318
Net change in unrealized appreciation/(depreciation) on controlled/affiliated investments	1,377,608	(1,567,498)	1,503,040	(1,724,856)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	(2,032,534)	5,159,214	8,163,736	9,188,445
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	148,949	172,128	(185,369)	92,495
Net realized and unrealized gain/(loss) on investments	(10,113,346)	5,224,610	(19,372,517)	5,538,703
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$3,388,374	$20,834,572	$19,984,135	$51,830,080
WEIGHTED AVERAGE - BASIC AND DILUTED EARNINGS PER COMMON SHARE	$0.04	$0.23	$0.21	$0.58
WEIGHTED AVERAGE - BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$0.14	$0.17	$0.41	$0.52
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING - BASIC AND DILUTED (NOTE 10)	96,474,233	92,516,572	96,078,793	89,015,100
DISTRIBUTIONS DECLARED PER COMMON SHARE	$0.16	$0.20	$0.48	$0.60
See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Changes in Net Assets

	Nine Months Ended September 30,
	2017	2016
INCREASE/(DECREASE) FROM OPERATIONS	(unaudited)	(unaudited)
Net investment income	$39,356,652	$46,291,377
Net realized gain/(loss) on investments	(21,215,145)	(11,065,348)
Net realized gain/(loss) on total return swap (Note 5)	(1,735,902)	4,845,649
Net change in unrealized appreciation/(depreciation) on investments	(4,399,837)	2,477,462
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	8,163,736	9,188,445
Change in provision for deferred taxes on unrealized appreciation/(depreciation) on investments	(185,369)	92,495
Net increase/(decrease) in net assets resulting from operations	19,984,135	51,830,080
SHAREHOLDER DISTRIBUTIONS (Note 2)
Distributions from net investment income	(46,082,836)	(53,464,883)
Distributions from return of capital	—	—
Distributions from net realized gains	—	—
Net decrease in net assets from shareholder distributions	(46,082,836)	(53,464,883)
COMMON SHARE TRANSACTIONS
Issuance of common shares, net of underwriting costs	14,278,662	88,652,295
Issuance of common shares pursuant to distribution reinvestment plan	20,964,661	25,356,219
Repurchase of common shares	(22,008,638)	(23,367,870)
Net increase in net assets resulting from common share transactions	13,234,685	90,640,644
Total increase/(decrease) in net assets	(12,864,016)	89,005,841
Net assets at beginning of period	773,113,087	674,124,099
Net assets at end of period(1)	$760,249,071	$763,129,940

Net asset value per common share	$7.89	$8.14
Common shares outstanding, beginning of period	94,666,418	82,623,649
Issuance of common shares	1,753,686	10,840,303
Issuance of common shares pursuant to distribution reinvestment plan	2,598,710	3,117,085
Repurchase of common shares	(2,718,691)	(2,864,430)
Common shares outstanding, end of period	96,300,123	93,716,607

(1) Net assets at end of period include accumulated undistributed net investment income of $13,030,556 and $14,004,840 for the nine months ended September 30, 2017 and 2016, respectively.

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Cash Flows

	Nine Months Ended September 30,
	2017	2016
	(unaudited)	(unaudited)
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:	$19,984,135	$51,830,080
ADJUSTMENT TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES:
Payment-in-kind interest income	(4,432,952)	(3,722,884)
Net amortization of premium on investments	(883,648)	(632,275)
Amortization of deferred financing costs	1,101,849	964,047
Net realized (gain)/loss on investments	21,215,145	11,065,348
Net change in unrealized (appreciation)/depreciation on investments	4,399,837	(2,477,462)
Net change in unrealized (appreciation)/depreciation on total return swap (Note 5)	(8,163,736)	(9,188,445)
Purchases and originations	(357,837,423)	(222,987,384)
Proceeds from sale of investments and principal repayments	253,621,271	184,383,171
(Increase)/decrease in operating assets:
Cash collateral on total return swap (Note 5)	11,620,942	(1,980,176)
Unsettled trades receivable	89,982	(927,603)
Due from affiliate (Note 7)	7,892,273	(2,118,170)
Interest receivable from non-controlled/non-affiliated investments	1,157,648	288,780
Interest receivable from controlled/affiliated investments	712,265	—
Receivable for Company shares sold	156,382	(1,619,744)
Receivable due on total return swap (Note 5)	285,496	1,493,253
Prepaid expenses and other assets	(13,685)	(101,581)
Increase/(decrease) in operating liabilities:
Unsettled trades payable	38,456,265	2,720,000
Management fee payable	240,126	354,394
Accounts payable and accrued expenses	(359,239)	(87,645)
Incentive fees payable	(81,420)	577,087
Administrator fees payable	(104,862)	262,235
Interest payable	(450,493)	(331,691)
Deferred tax liability	185,369	(92,495)
Due to affiliate (Note 7)	(135,784)	(559,749)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES	(11,344,257)	7,111,091
Cash flows from financing activities:
Borrowings under revolving credit facility	225,000,000	85,000,000
Repayments of revolving credit facility	(195,000,000)	(95,000,000)
Proceeds from issuance of common stock, net of underwriting costs	14,278,662	88,652,295
Payment of cash distributions	(25,118,175)	(28,108,664)
Financing costs paid	(2,508,750)	(2,401,032)
Repurchase of common shares	(22,008,638)	(23,367,870)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES	(5,356,901)	24,774,729
TOTAL INCREASE/(DECREASE) IN CASH	(16,701,158)	31,885,820
CASH AT BEGINNING OF PERIOD	99,400,794	93,658,142
CASH AT END OF PERIOD	$82,699,636	$125,543,962
Supplemental Information:
Cash paid during the period for interest	$12,628,167	$10,427,381
Supplemental non-cash information:
Non-cash purchase of investments	$22,491,328	$12,007,442
Non-cash sale of investments	22,491,328	12,007,442
Payment-in-kind interest income	4,432,952	3,722,884
Amortization of deferred financing costs	1,101,849	964,047
Net amortization of premium on investments	883,648	632,275
Issuance of common shares in connection with distribution reinvestment plan	20,964,661	25,356,219

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of September 30, 2017
(unaudited)

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Non-controlled/non-affiliated investments – 121.9%							$760,249,071
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4)	12/15/2021	$7,143,867	$7,143,867	$7,143,867	0.9%
		Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/14/2018	300,093	300,093	300,093	0.0%
				7,443,960	7,443,960	7,443,960
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8)	12/11/2020	14,776,538	14,776,538	14,776,538	1.9%
				14,776,538	14,776,538	14,776,538
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(8)	2/25/2022	6,643,240	6,411,924	6,432,649	0.8%
				6,643,240	6,411,924	6,432,649
American Dental Partners, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	9/25/2023	7,250,000	7,250,000	7,337,000	1.0%
				7,250,000	7,250,000	7,337,000
Amerijet Holdings, Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(4) (8)	7/15/2021	15,468,750	15,468,750	15,742,547	2.1%
				15,468,750	15,468,750	15,742,547
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Note 18.446% effective yield(1) (6) (9)(10)	11/15/2027	5,000,000	3,535,402	3,954,500	0.5%
				5,000,000	3,535,402	3,954,500
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	8/18/2021	10,000,000	9,938,799	10,000,000	1.3%
				10,000,000	9,938,799	10,000,000
Answers Finance, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(8)	4/15/2021	1,291,760	1,291,760	1,291,760	0.2%
		Senior secured second lien term loans LIBOR + 4.400%, Cash, 0.100% Cap, 4.500% PIK(8)	9/15/2021	2,008,641	2,008,641	2,008,641	0.3%
		Equity/Warrants (6)		—	5,426,955	5,426,195	0.7%
				3,300,401	8,727,356	8,726,596
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (8)	1/31/2022	4,209,932	4,112,112	4,209,932	0.6%
				4,209,932	4,112,112	4,209,932
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Note 12.341% effective yield(1) (4) (6) (9) (10)	7/20/2027	18,357,647	14,614,178	13,817,801	1.8%
				18,357,647	14,614,178	13,817,801
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4)	8/4/2025	5,950,000	5,950,000	6,069,000	0.8%
				5,950,000	5,950,000	6,069,000
Avantor Performance Materials Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor(4) (8)	3/11/2024	3,990,000	3,987,526	3,990,000	0.5%
		Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(4) (8)	3/10/2025	1,000,000	1,000,000	1,020,000	0.1%
				4,990,000	4,987,526	5,010,000
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4) (11)	3/31/2022	25,000,000	25,000,000	25,000,000	3.3%
				25,000,000	25,000,000	25,000,000

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Barry's Bootcamp Holdings, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	7/14/2022	8,571,429	8,571,429	8,571,429	1.1%
				8,571,429	8,571,429	8,571,429
Birch Communications Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (8)	7/17/2020	13,253,612	13,121,193	12,977,937	1.7%
				13,253,612	13,121,193	12,977,937
Black Angus Steakhouses, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (5) (11)	4/24/2020	940,899	940,899	773,712	0.1%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (11)	4/24/2020	19,252,232	19,252,232	18,522,573	2.4%
				20,193,131	20,193,131	19,296,285
Brand Energy & Infrastructure Services, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(4) (8)	6/21/2024	6,000,000	6,029,160	6,028,800	0.8%
				6,000,000	6,029,160	6,028,800
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Note 10.375%(9)	9/1/2021	7,500,000	7,593,577	7,889,250	1.0%
				7,500,000	7,593,577	7,889,250
Central States Dermatology Services, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(4) (5) (8)	4/20/2022	2,859,310	2,859,310	2,859,310	0.4%
				2,859,310	2,859,310	2,859,310
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, 1.000% PIK(3)	12/24/2019	7,908,947	7,918,162	6,448,955	0.8%
				7,908,947	7,918,162	6,448,955
Checkers Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(3)	4/25/2024	6,982,500	6,952,913	6,912,675	0.9%
				6,982,500	6,952,913	6,912,675
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4) (12)	4/1/2019	219,589	209,515	59,728	0.0%
		Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(3) (4) (12)	4/1/2019	1,603,881	717,016	—	0.0%
		Preferred Units LIBOR+9.500%, 1.000% Floor, PIK(4)(5)(12)		—	—	—	0.0%
		Common Units (4) (6) (7)		—	—	—	0.0%
				1,823,470	926,531	59,728
CPI Holdings, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor(4) (8)	7/28/2025	12,345,000	12,298,911	12,283,275	1.6%
				12,345,000	12,298,911	12,283,275
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(3) (4)	1/31/2022	4,961,562	4,961,562	4,959,081	0.7%
				4,961,562	4,961,562	4,959,081
CSTN Merger Sub Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 6.750%(4) (9) (14)	8/15/2024	4,950,000	4,950,000	4,930,200	0.6%
				4,950,000	4,950,000	4,930,200
Deliver Buyer, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	4/26/2024	2,992,500	2,974,286	2,962,575	0.4%
				2,992,500	2,974,286	2,962,575
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.500% Floor(4) (8)	11/10/2019	2,503,214	2,503,214	2,503,214	0.3%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.500% Floor, PIK(4) (8)	11/10/2019	9,207,947	9,207,947	9,207,947	1.2%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
		Senior Secured First Lien Term Loan LIBOR + 10.250%, 1.500% Floor, PIK(4) (8) (12)	11/10/2019	7,969,999	7,257,481	3,984,999	0.5%
		Senior Secured First Lien Term Loan LIBOR + 11.250%, 1.500% Floor, PIK(4) (8) (12)	11/10/2019	7,472,575	2,940,892	—	0.0%
		Common Units, Class A (4) (6)(7)		—	769,231	—	0.0%
				27,153,735	22,678,765	15,696,160
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	5/19/2021	10,000,000	10,051,092	10,000,000	1.3%
				10,000,000	10,051,092	10,000,000
Dryden 38 Senior Loan Fund, Series 2015-38A	Multi-Sector Holdings	Subordinated Note 15.522% effective yield(1) (6) (9) (10)	7/15/2027	7,000,000	4,896,524	4,965,800	0.7%
				7,000,000	4,896,524	4,965,800
Dryden 43 Senior Loan Fund, Series 2016-43A	Multi-Sector Holdings	Subordinated Note 13.198% effective yield(1) (4) (6) (9) (10)	7/20/2029	3,620,000	2,937,310	2,812,378	0.4%
				3,620,000	2,937,310	2,812,378
Dryden 49 Senior Loan Fund, Series 2017-49A	Multi-Sector Holdings	Subordinated Note 16.175% effective yield(1) (4) (6) (9) (10)	7/18/2030	17,233,288	15,213,374	15,213,374	2.0%
				17,233,288	15,213,374	15,213,374
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR(4) (8)	6/6/2018	9,579,554	9,579,554	8,154,117	1.1%
				9,579,554	9,579,554	8,154,117
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(5) (8)	1/15/2021	9,778,689	9,778,689	9,778,689	1.3%
				9,778,689	9,778,689	9,778,689
Engineered Machinery Holdings, Inc.	Capital Equipment	Senior Secured Second Lien Term Loans LIBOR + 6.250%, 1.000% Floor(3) (4)	7/18/2025	2,010,638	1,990,853	1,990,532	0.3%
		Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor(3) (4) (5)	7/18/2025	28,724	28,724	26,330	0.0%
				2,039,362	2,019,577	2,016,862
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Note 12.000%(4)	12/31/2020	6,585,000	6,585,000	6,631,095	0.9%
		Preferred Equity (4) (6) (7)		—	1,646,250	1,646,250	0.2%
				6,585,000	8,231,250	8,277,345
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8)	3/30/2020	11,656,250	11,656,250	11,656,250	1.5%
				11,656,250	11,656,250	11,656,250
Friedrich Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(4) (8)	2/7/2023	13,806,751	13,806,751	13,936,534	1.8%
				13,806,751	13,806,751	13,936,534
Frontier Communications Corp.	Telecommunications	Senior Secured First Lien Note 10.500%(6) (9)	9/15/2022	2,000,000	2,000,000	1,745,000	0.2%
				2,000,000	2,000,000	1,745,000
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(3)	5/28/2021	4,152,657	4,102,377	4,124,419	0.5%
		Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(8)	5/30/2022	9,500,000	9,522,302	9,387,900	1.2%
				13,652,657	13,624,679	13,512,319
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 10.250%, 1.000% Floor(3)	1/20/2022	10,000,000	10,000,000	9,913,000	1.3%
				10,000,000	10,000,000	9,913,000

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 13.000%(4)(6) (9) (12)	11/15/2016	766,616	754,616	122,658	0.0%
		Warrants (4) (6) (7)		—	29,000	—	0.0%
				766,616	783,616	122,658
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(3) (4)	10/13/2023	4,962,500	4,974,499	4,962,500	0.7%
				4,962,500	4,974,499	4,962,500
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	3/30/2020	12,487,500	12,487,500	12,422,565	1.6%
				12,487,500	12,487,500	12,422,565
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note 10.250%(4) (9)	10/15/2019	15,000,000	15,000,000	15,358,500	2.0%
				15,000,000	15,000,000	15,358,500
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Note 8.875%(4) (9)	3/15/2025	2,000,000	2,000,000	1,916,200	0.3%
				2,000,000	2,000,000	1,916,200
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	5/29/2018	4,515,605	4,498,197	3,216,465	0.4%
				4,515,605	4,498,197	3,216,465
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(4) (8)	7/25/2021	15,258,137	15,258,137	15,410,718	2.0%
				15,258,137	15,258,137	15,410,718
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)(6) (12)	2/13/2019	8,385,496	8,342,264	2,516,487	0.3%
				8,385,496	8,342,264	2,516,487
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	7/20/2022	25,000,000	25,000,000	25,000,000	3.3%
				25,000,000	25,000,000	25,000,000
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (4) (13)	6/21/2023	8,950,000	8,821,302	8,815,750	1.2%
				8,950,000	8,821,302	8,815,750
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/30/2021	4,866,114	4,866,114	4,905,882	0.6%
				4,866,114	4,866,114	4,905,882
Interflex Acquisition Company, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(4) (8)	08/18/2022	14,318,750	14,318,750	14,318,750	1.9%
				14,318,750	14,318,750	14,318,750
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(4) (8) (11)	6/30/2020	24,022,685	24,022,685	24,262,912	3.2%
				24,022,685	24,022,685	24,262,912
IOP Monroe Acquisition, Inc.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4) (5) (8)	4/1/2022	987,500	987,500	987,500	0.1%
				987,500	987,500	987,500
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3) (12) (13)	11/29/2018	5,453,747	5,490,447	4,742,033	0.6%
				5,453,747	5,490,447	4,742,033
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(3) (4) (13)	5/1/2025	7,000,000	6,866,063	6,860,000	0.9%
				7,000,000	6,866,063	6,860,000
L&S Plumbing Partnership, Ltd.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	2/15/2022	11,796,875	11,796,875	11,895,969	1.6%
				11,796,875	11,796,875	11,895,969

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(1) (3) (6) (13)	4/17/2020	2,658,504	2,656,071	2,605,068	0.3%
				2,658,504	2,656,071	2,605,068
Loar Group Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(8)	7/12/2022	15,000,000	15,000,000	15,300,000	2.0%
				15,000,000	15,000,000	15,300,000
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (8)	5/1/2023	11,378,438	11,285,388	11,402,334	1.5%
				11,378,438	11,285,388	11,402,334
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	6/6/2020	2,838,571	2,831,497	2,716,513	0.4%
				2,838,571	2,831,497	2,716,513
Magnetite XIX, Limited	Multi-Sector Holdings	Subordinated Note LIBOR + 7.610%(1) (3) (6) (9) (10)	7/17/2030	2,000,000	1,875,000	1,875,000	0.2%
		Subordinated Note effective yield 14.525%(1) (4) (6) (9) (10)	7/17/2030	13,730,209	12,256,271	12,255,585	1.6%
				15,730,209	14,131,271	14,130,585
Nathan's Famous Inc.	Beverage & Food	Senior Secured First Lien Note 10.000% (6)	3/15/2020	7,000,000	7,000,000	7,333,900	1.0%
				7,000,000	7,000,000	7,333,900
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 2.000% Floor(3) (4)	9/29/2020	20,676,479	20,676,479	20,676,479	2.7%
				20,676,479	20,676,479	20,676,479
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(3) (4) (13)	6/4/2020	15,917,083	15,906,377	15,917,083	2.1%
				15,917,083	15,906,377	15,917,083
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	10/16/2023	11,000,000	10,912,965	10,688,700	1.4%
				11,000,000	10,912,965	10,688,700
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/8/2022	6,310,000	6,310,000	6,310,000	0.8%
				6,310,000	6,310,000	6,310,000
Omnitracs, Inc.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	5/25/2021	7,000,000	7,009,593	7,000,000	0.9%
				7,000,000	7,009,593	7,000,000
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	12,441,670	12,441,670	12,441,670	1.6%
		Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	8,685,661	8,685,661	8,685,661	1.1%
				21,127,331	21,127,331	21,127,331
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor(3) (4)	10/11/2021	15,020,737	14,512,340	15,100,346	2.0%
		Warrants (4) (7)		—	669,709	111,251	0.0%
				15,020,737	15,182,049	15,211,597
Payless Holdings LLC	Retail	Equity/Warrants(6) (7)		—	543,120	543,152	0.1%
				—	543,120	543,152
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 3.000%, 1.000% Floor(3) (13)	1/26/2023	1,989,899	1,842,819	1,637,488	0.2%
				1,989,899	1,842,819	1,637,488
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (4) (11)	9/3/2023	9,000,000	9,000,000	9,000,000	1.2%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				9,000,000	9,000,000	9,000,000
Preferred Proppants, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3)	7/27/2020	6,797,322	5,522,444	6,248,098	0.8%
				6,797,322	5,522,444	6,248,098
Press Ganey Holdings, Inc	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(8)	10/21/2024	13,000,000	13,088,767	13,044,200	1.7%
				13,000,000	13,088,767	13,044,200
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/30/2021	5,781,667	5,781,667	5,843,517	0.8%
				5,781,667	5,781,667	5,843,517
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor(3) (4)	10/1/2019	2,000,000	2,000,000	1,896,200	0.2%
				2,000,000	2,000,000	1,896,200
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)	3/18/2022	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3) (13)	4/30/2023	6,000,000	5,913,767	6,000,000	0.8%
				6,000,000	5,913,767	6,000,000
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK(4) (6)		—	4,584,207	5,530,911	0.7%
		Equity (4) (6) (7)		—	3,162,793	2,917,139	0.4%
				—	7,747,000	8,448,050
SavATree, LLC	Environmental Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(4) (5) (8)	6/2/2022	2,881,667	2,881,667	2,881,667	0.4%
				2,881,667	2,881,667	2,881,667
SFP Holding, Inc.	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor(3) (4) (5)	9/1/2022	4,277,778	4,277,778	4,277,778	0.6%
		Equity(4) (6) (7)		—	400,000	400,000	0.1%
				4,277,778	4,677,778	4,677,778
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/31/2020	22,500,000	22,500,000	21,584,250	2.8%
				22,500,000	22,500,000	21,584,250
Simplified Logistics, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	2/28/2022	7,462,500	7,462,500	7,534,886	1.0%
				7,462,500	7,462,500	7,534,886
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(8)	4/28/2020	15,000,000	15,000,000	15,000,000	2.0%
				15,000,000	15,000,000	15,000,000
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (4) (5)	11/22/2021	3,700,000	3,700,000	3,798,000	0.5%
		Equity (4) (6) (7)		—	1,000,000	1,050,000	0.1%
				3,700,000	4,700,000	4,848,000
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4)	6/2/2022	4,869,375	4,869,375	4,869,375	0.6%
				4,869,375	4,869,375	4,869,375
SRS Software, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	2/17/2022	19,402,500	19,402,500	19,571,302	2.6%
				19,402,500	19,402,500	19,571,302
Starfish Holdco LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor(3) (4)	8/18/2025	4,000,000	3,940,462	3,940,000	0.5%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				4,000,000	3,940,462	3,940,000
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4)	12/16/2021	24,000,000	24,000,000	24,000,000	3.2%
				24,000,000	24,000,000	24,000,000
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(8) (13)	11/6/2021	3,636,364	3,601,422	3,672,727	0.5%
				3,636,364	3,601,422	3,672,727
Techniplas, LLC	Automotive	Senior Secured First Lien Note 10.000%(9) (14)	5/1/2020	6,000,000	6,000,000	4,189,800	0.6%
				6,000,000	6,000,000	4,189,800
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	5/24/2021	9,437,500	9,406,086	9,496,956	1.2%
				9,437,500	9,406,086	9,496,956
Touchtunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3) (4) (13)	5/27/2022	7,500,000	7,500,000	7,462,500	1.0%
				7,500,000	7,500,000	7,462,500
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Note 7.750%(4) (9) (14)	10/15/2024	7,125,000	7,018,130	7,664,363	1.0%
				7,125,000	7,018,130	7,664,363
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan LIBOR + 7.220%, 1.000% Floor(4) (8)	4/26/2021	9,776,362	9,776,362	9,776,362	1.3%
				9,776,362	9,776,362	9,776,362
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (12)	1/30/2020	4,000,000	3,918,977	—	0.0%
				4,000,000	3,918,977	—
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor(4) (8) (11)	6/8/2020	5,500,000	5,500,000	5,544,550	0.7%
				5,500,000	5,500,000	5,544,550
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants (6) (7)	2/21/2019	—	173	—	0.0%
				—	173	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(3) (4)	6/13/2019	4,135,134	4,125,602	4,083,031	0.5%
				4,135,134	4,125,602	4,083,031
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured First Lien Term Loans LIBOR + 4.000%, 1.000% Floor(4) (15)	5/14/2021	1,683,230	958,901	938,401	0.1%
		Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (15)	5/13/2022	20,625,000	18,636,527	3,506,250	0.5%
				22,308,230	19,595,428	4,444,651
Verso Corporation	Media: Advertising, Printing & Publishing	Common Stock (7) (16)		—	2,238,108	949,331	0.1%
				—	2,238,108	949,331
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Note 11.488% effective yield(1) (4) (6) (9) (10)	7/19/2028	22,842,661	19,065,140	16,417,021	2.2%
				22,842,661	19,065,140	16,417,021
Watermill-QMC Holdings, Corp.	Automotive	Partnership Interest (4) (6) (7)		—	902,277	1,170,254	0.2%
				—	902,277	1,170,254
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor(3)	7/26/2022	10,620,778	10,374,269	10,370,127	1.4%
				10,620,778	10,374,269	10,370,127

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	10/8/2020	4,646,901	4,618,125	4,646,901	0.6%
				4,646,901	4,618,125	4,646,901

Total non-controlled/non-affiliated investments					$969,097,460	$926,968,867	121.9%

Controlled/affiliated investments – 18.4%(17)
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(3) (4) (5)	9/30/2021	3,144,481	3,144,481	3,144,481	0.4%
		Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor, PIK (3) (4)	9/30/2021	6,911,202	5,848,310	6,911,202	0.9%
		Membership Units (4) (6) (7)		—	—	—	0.0%
				10,055,683	8,992,791	10,055,683
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK(4)	7/22/2020	7,297,959	7,297,959	7,297,959	1.0%
		Common Stock (4) (6) (7)		—	—	—	0.0%
		Preferred Equity Series A (4) (6) (7)		—	1,400,000	—	0.0%
		Preferred Equity Series AA (4) (6) (7)		—	700,000	—	0.0%
		Preferred Equity Series AAA (4) (6) (7)		—	317,800	158,900	0.0%
				7,297,959	9,715,759	7,456,859
Capstone Nutrition, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(3) (4) (12)	9/25/2020	28,071,914	22,489,086	19,344,356	2.5%
		Common Stock (4) (6) (7)		—	9	—	0.0%
		Common Stock, Class B (4) (6)(7)		—	—	—	0.0%
		Common Stock, Class C (4) (6)(7)		—	300,002	—	0.0%
				28,071,914	22,789,097	19,344,356
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity (6) (7)		—	7,032,468	7,032,468	0.9%
				—	7,032,468	7,032,468
Nomida, LLC	Construction & Building	Senior Secured First Lien Term Loan 10.000%(6)	12/1/2020	3,700,000	3,700,000	3,700,000	0.5%
		Equity (6) (7)		—	5,400,000	5,400,000	0.7%
				3,700,000	9,100,000	9,100,000
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity (5)(6)		72,991,250	72,991,250	72,086,943	9.5%
				72,991,250	72,991,250	72,086,943
TwentyEighty, Inc.	Services: Business	Senior Secured First Lien Term Loan 1.000%, 7.000% PIK(3)	3/31/2020	6,579,632	6,579,632	6,579,632	0.9%
		Senior Secured First Lien Term Loan 0.250%, 8.750% PIK(3)	3/31/2020	5,990,198	5,442,414	5,363,024	0.7%
		Senior Secured First Lien Term Loan LIBOR + 3.500%, 1.000% Floor, 4.500% PIK(3) (5)	3/31/2020	3,074,260	3,059,174	3,074,260	0.4%
		Equity/Warrants (6) (7)		—	—	—	0.0%
				15,644,090	15,081,220	15,016,916

Total controlled/affiliated investments					$145,702,585	$140,093,225	18.4%

Company(1)	Industry	Type of Investment(18)	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Money market fund – 2.5%					1,114,800,045	1,067,062,092
Federated Institutional Prime Obligations Fund(16)		Money Market 1.190%		18,674,728	18,674,728	18,674,728	2.5%
Total money market fund					$18,674,728	$18,674,728	2.5%

Derivative Instrument - Long Exposure					Initial Notional Cost	Unrealized Appreciation/(Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			218,959,901	(5,483,594)	-0.7%
Total derivative instrument - long exposure					218,959,901	(5,483,594)	-0.7%

(1)
All of the Company's investments are domiciled in the United States except for Livingston International Inc., which is domiciled in Canada and AMMC CLO 17, Limited Series 2015-17A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund, 2017-49A, Magnetite CLO Ltd. and VOYA CLO 2016-2, LTD. which are all domiciled in the Cayman Islands. All foreign investments are denominated in US Dollars.

(2)	Percentage is based on net assets of $760,249,071 as of September 30, 2017.
(3)
The interest rate on these loans is subject to a base rate plus 3 Month "3M" LIBOR, which at September 30, 2017 was 1.33%. As the interest rate is subject to a minimum LIBOR floor, the prevailing rate in effect at September 30, 2017 was the base rate plus the greater of the minimum LIBOR floor or 3M LIBOR.

(4)	An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
(5)	The investment has an unfunded commitment as of September 30, 2017. For further details, see Note 11. Fair value includes an analysis of the unfunded commitment.
(6)	The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940 (the 1940 Act"). Non-qualifying assets represent 25.3% of the Company's portfolio at fair value.
(7)	Security is non-income producing.
(8)	The interest rate on these loans is subject to a base rate plus 1 Month "1M" LIBOR.
(9)
Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $99,914,056 or 13.1% of net assets as of September 30, 2017 and are considered restricted.

(10)
This investment is in the equity class of a collateralized loan obligation (CLO"). The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments

(11)	A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra Income Corporation.
(12)	The investment was on non-accrual status as of September 30, 2017.
(13)
Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company's total exposure to Imagine! Print Solutions, Inc., Isola USA Corp., Keystone Acquisition Corp., Livingston International, Inc., New Media Holdings II, LLC, Petco Animal Supplies, Inc., PetroChoice Holdings, LLC, Resolute Investment Managers, Inc., TCH-2 Holdings, LLC, and Touchtunes Interactive Networks, Inc. is $14,740,900 or 1.9%, $8,238,783 or 1.1%, $9,206,000 or 1.2%, $4,574,511 or 0.6%, $16,867,022 or 2.2%, $10,377,191 or 1.4%, $13,974,684 or 1.8%, $7,918,793 or 1.0%, $6,834,490 or 0.9%, and $8,416,005 or 1.1%, respectively, of Net Assets as of September 30, 2017.

(14)	Represents securities in Level 2 in the ASC 820 table (see Note 4).
(15)	The interest rate on these loans is subject to a base rate plus 6 month "6M" LIBOR.
(16)	Represents securities in Level 1 in the ASC 820 table (see Note 4).
(17)	Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.
(18)	Unless otherwise indicated, all securities are valued using significant unobservable inputs, which are categorized as Level 3 assets under the definition of ASC 820 fair value hierarchy.

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2016

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Non-controlled/non-affiliated investments – 114.5%
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)(4)(5)	12/15/2021	$7,280,374	$7,280,374	$7,280,374	0.9%
				7,280,374	7,280,374	7,280,374
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3) (4) (5)	9/30/2021	150,935	150,935	150,935	0.0%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3) (4)	9/30/2021	3,144,481	3,144,481	3,144,481	0.4%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(3) (4)	9/30/2021	6,457,851	5,254,799	5,211,292	0.7%
		Membership Units (4) (6) (7)		—	—	—	0.0%
				9,753,267	8,550,215	8,506,708
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK(4)	7/22/2020	7,026,014	7,026,014	6,868,420	0.9%
		Common Stock (4) (6) (7)		—	—	—	0.0%
		Preferred Equity Series A (4) (6) (7)		—	1,400,000	—	0.0%
		Preferred Equity Series AA (4) (6) (7)		—	647,500	—	0.0%
				7,026,014	9,073,514	6,868,420
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.750%, 0.875% Floor(3) (4)	12/11/2020	15,262,608	15,262,608	15,567,860	2.0%
				15,262,608	15,262,608	15,567,860
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR 5 6.000%, 1.000% Floor(5)(8)	2/25/2022	9,384,375	9,012,061	8,962,078	1.2%
				9,384,375	9,012,061	8,962,078
Amerijet Holdings Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/15/2021	16,087,500	16,087,500	16,087,500	2.1%
				16,087,500	16,087,500	16,087,500
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Note 21.670% effective yield(6) (9) (10)	11/15/2027	5,000,000	3,553,568	4,181,250	0.5%
				5,000,000	3,553,568	4,181,250
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	8/18/2021	10,000,000	9,929,667	10,002,500	1.3%
				10,000,000	9,929,667	10,002,500
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (11)	1/31/2022	4,351,318	4,236,463	4,369,201	0.6%
				4,351,318	4,236,463	4,369,201
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Note 16.535% effective yield(4) (6) (9) (10)	1/20/2023	25,471,800	21,625,558	21,977,069	2.8%
				25,471,800	21,625,558	21,977,069
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 8.500%(9)	2/15/2018	1,778,000	1,782,303	1,795,780	0.2%
				1,778,000	1,782,303	1,795,780
Astro AB Borrower, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)(11)	4/30/2023	6,000,000	5,898,052	6,060,000	0.8%
				6,000,000	5,898,052	6,060,000

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)(11)	3/3/2021	7,000,000	6,952,364	7,087,500	0.9%
				7,000,000	6,952,364	7,087,500
Atrium Innovations, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.750%, 1.000% Floor (1)(3)(6)	8/13/2021	5,000,000	4,982,828	5,000,000	0.6%
				5,000,000	4,982,828	5,000,000
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)(4)(17)	3/31/2022	25,000,000	25,000,000	25,500,000	3.3%
				25,000,000	25,000,000	25,500,000
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3) (4) (17)	6/30/2020	34,589,843	34,589,843	34,935,742	4.5%
				34,589,843	34,589,843	34,935,742
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (8)	7/17/2020	13,816,112	13,647,092	13,633,601	1.8%
				13,816,112	13,647,092	13,633,601
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Revolving Credit Facility LIBOR + 9.000%, 1.000% Floor(3) (4) (5) (17)	4/24/2020	669,643	669,643	613,326	0.1%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (17)	4/24/2020	19,637,277	19,637,277	19,141,828	2.5%
				20,306,920	20,306,920	19,755,154
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Note 10.375%(9)	9/1/2021	7,500,000	7,607,418	8,025,000	1.0%
				7,500,000	7,607,418	8,025,000
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3)	12/24/2019	7,908,765	7,920,847	6,334,209	0.8%
				7,908,765	7,920,847	6,334,209
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (11)	6/17/2021	12,500,000	12,410,777	12,500,000	1.6%
				12,500,000	12,410,777	12,500,000
Cornerstone Chemical Company	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 9.375%(9)	3/15/2018	4,970,000	4,874,178	4,963,788	0.6%
				4,970,000	4,874,178	4,963,788
CP Opco, LLC	Services: Consumer	Revolver LIBOR + 4.500%, 1.000% Floor(3) (4) (5)	3/31/2019	128,039	128,039	128,039	0.0%
		Revolver ABR + 3.500%, 3.750% Floor(3) (4) (5)	3/31/2019	210,935	210,935	210,935	0.0%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4)	3/31/2019	504,597	504,597	504,597	0.1%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4)	3/31/2019	210,249	210,249	210,249	0.0%
		Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(3) (4) (12)	3/31/2019	1,487,033	717,016	743,516	0.1%
		Preferred Units LIBOR + 9.500%, 1.000% Floor, PIK(4) (12)	3/31/2019	205	—	—	0.0%
		Common Units (4) (7)		—	—	—	0.0%
				2,541,058	1,770,836	1,797,336
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	12/19/2020	3,966,456	3,966,456	3,966,456	0.5%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				3,966,456	3,966,456	3,966,456
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.500% Floor(3) (4)	11/10/2019	2,380,952	2,380,952	2,380,952	0.3%
		Senior Secured First Lien Term Loan LIBOR + 11.250% PIK, 1.500% Floor(3) (4) (12)	11/10/2019	6,680,333	2,940,892	2,956,515	0.4%
		Senior Secured First Lien Term Loan LIBOR + 9.000% PIK, 1.500% Floor(3) (4)	11/10/2019	8,369,792	8,369,792	8,369,792	1.1%
		Senior Secured First Lien Term Loan LIBOR + 10.250%, PIK 1.500% Floor(3) (4)	11/10/2019	7,177,827	7,177,827	7,177,827	0.9%
		Common Units, Class A (4) (7)		—	769,231	—	0.0%
				24,608,904	21,638,694	20,885,086
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	5/19/2021	10,000,000	10,054,556	9,872,800	1.3%
				10,000,000	10,054,556	9,872,800
Dryden 38 Senior Loan Fund - Series 2015-38A	Multi-Sector Holdings	Subordinated Note 17.689% effective yield(6) (9) (10)	7/15/2027	7,000,000	5,011,083	5,225,150	0.7%
				7,000,000	5,011,083	5,225,150
Dryden 43 Senior Loan Fund - Series 2016-43A	Multi-Sector Holdings	Subordinated Note 18.086% effective yield(4) (6) (9) (10)	7/20/2029	3,620,000	2,932,200	3,250,579	0.4%
				3,620,000	2,932,200	3,250,579
Dryden 49 Senior Loan Fund	Multi-Sector Holdings	Preferred Shares(4) (6)		—	14,500,000	14,500,000	1.9%
				—	14,500,000	14,500,000
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR(4) (8)	3/6/2018	8,662,161	8,662,161	7,373,318	1.0%
				8,662,161	8,662,161	7,373,318
EarthLink, Inc.	Telecommunications	Senior Secured First Lien Note 7.375%(6) (9) (13)	6/1/2020	2,450,000	2,442,601	2,575,563	0.3%
				2,450,000	2,442,601	2,575,563
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (5)	1/15/2021	8,858,643	8,858,643	8,966,622	1.2%
				8,858,643	8,858,643	8,966,622
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Note 12.000%(4) (5)	12/31/2020	6,105,000	6,105,000	6,105,000	0.8%
		Preferred Equity (4) (7)		—	1,526,250	1,526,250	0.2%
				6,105,000	7,631,250	7,631,250
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	3/30/2020	11,937,500	11,937,500	12,088,629	1.6%
				11,937,500	11,937,500	12,088,629
Frontier Communications Corp.	Telecommunications	Senior Secured First Lien Note 10.500%(6) (9) (13)	9/15/2022	2,000,000	2,000,000	2,107,500	0.3%
				2,000,000	2,000,000	2,107,500
Gastar Exploration Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 8.625%(9) (13)	5/15/2018	5,400,000	5,405,735	5,325,750	0.7%
				5,400,000	5,405,735	5,325,750
Genex Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)(11)	5/30/2022	9,500,000	9,525,097	9,500,000	1.2%
				9,500,000	9,525,097	9,500,000
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor(3)	1/30/2022	10,000,000	10,000,000	10,200,000	1.3%
				10,000,000	10,000,000	10,200,000

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 13.000%(4) (9) (12)	11/15/2016	766,615	754,615	157,156	0.0%
		Warrants (4) (7)		—	29,000	—	0.0%
				766,615	783,615	157,156
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3) (4)	3/30/2020	13,162,500	13,162,500	12,461,860	1.6%
				13,162,500	13,162,500	12,461,860
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note 10.250%(4) (9)	10/15/2019	15,000,000	15,000,000	15,785,550	2.0%
				15,000,000	15,000,000	15,785,550
Hill International, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.750%, 1.000% Floor(3) (4) (17)	9/28/2020	16,617,500	16,617,500	16,617,500	2.2%
				16,617,500	16,617,500	16,617,500
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	5/29/2018	4,515,605	4,482,170	2,791,682	0.4%
				4,515,605	4,482,170	2,791,682
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3) (4)	7/25/2021	15,799,862	15,799,862	15,799,862	2.0%
				15,799,862	15,799,862	15,799,862
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	2/13/2019	8,385,496	8,316,629	8,009,658	1.0%
				8,385,496	8,316,629	8,009,658
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	7/20/2022	25,000,000	25,000,000	25,163,250	3.3%
				25,000,000	25,000,000	25,163,250
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/30/2021	4,687,500	4,687,500	4,687,500	0.6%
				4,687,500	4,687,500	4,687,500
Interface Security Systems Holdings, Inc.	Services: Consumer	Senior Secured First Lien Note 9.250%(9)	1/15/2018	3,417,000	3,434,380	3,404,186	0.4%
				3,417,000	3,434,380	3,404,186
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (17)	6/30/2020	24,491,435	24,491,435	24,807,130	3.2%
				24,491,435	24,491,435	24,807,130
IronGate Energy Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Note 11.000%(9) (12)	7/1/2018	3,000,000	2,973,811	975,000	0.1%
				3,000,000	2,973,811	975,000
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)(11)	11/29/2018	5,493,504	5,551,082	5,113,299	0.7%
				5,493,504	5,551,082	5,113,299
Jordan Reses Supply Company, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 11.000%, 1.000% Floor(3) (4)	4/24/2020	5,000,000	5,000,000	5,050,000	0.7%
				5,000,000	5,000,000	5,050,000
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 6.750%, 1.000% Floor(3)	5/22/2019	6,125,000	6,075,286	6,160,586	0.8%
				6,125,000	6,075,286	6,160,586
Livingston International Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(3) (6) (11)	4/17/2020	2,658,504	2,655,528	2,532,757	0.3%
				2,658,504	2,655,528	2,532,757
Loar Group Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(8)	7/12/2022	15,000,000	15,000,000	15,450,000	2.0%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				15,000,000	15,000,000	15,450,000
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4)	1/15/2021	9,625,000	9,546,319	9,739,634	1.3%
				9,625,000	9,546,319	9,739,634
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	6/6/2020	2,838,571	2,829,766	2,664,170	0.3%
				2,838,571	2,829,766	2,664,170
Miller Heiman, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (12)	9/30/2019	23,593,750	23,593,750	12,976,563	1.7%
				23,593,750	23,593,750	12,976,563
Nathan's Famous, Inc.	Beverage & Food	Senior Secured First Lien Note 10.000%(13)	3/15/2020	7,000,000	7,000,000	7,612,500	1.0%
				7,000,000	7,000,000	7,612,500
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 2.000% Floor(3) (4)	9/29/2020	20,676,479	20,676,479	20,883,243	2.7%
				20,676,479	20,676,479	20,883,243
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(3)	6/4/2020	18,043,921	18,029,645	18,043,921	2.3%
				18,043,921	18,029,645	18,043,921
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	10/16/2023	11,000,000	10,905,938	10,499,170	1.4%
				11,000,000	10,905,938	10,499,170
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/8/2021	—	—	—	0.0%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	11/8/2022	6,310,000	6,310,000	6,310,000	0.8%
				6,310,000	6,310,000	6,310,000
Omnitracs, Inc.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	5/25/2021	7,000,000	7,010,819	6,763,750	0.9%
				7,000,000	7,010,819	6,763,750
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	20,756,843	20,756,842	20,518,139	2.7%
				20,756,843	20,756,842	20,518,139
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor(4) (8)	10/11/2021	16,195,000	15,560,824	15,542,666	2.0%
		Warrants (4) (7)		—	669,709	669,709	0.1%
				16,195,000	16,230,533	16,212,375
Payless Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)	3/11/2022	6,000,000	6,014,579	900,000	0.1%
				6,000,000	6,014,579	900,000
Preferred Proppants, LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3)(11)	7/27/2020	3,979,645	2,738,781	3,357,825	0.4%
				3,979,645	2,738,781	3,357,825
Press Ganey Holding, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3)(11)	10/21/2024	6,500,000	6,473,059	6,472,505	0.8%
				6,500,000	6,473,059	6,472,505
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/30/2021	4,833,334	4,833,334	4,833,334	0.6%
				4,833,334	4,833,334	4,833,334

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor(4) (8)	11/1/2019	2,000,000	2,000,000	1,720,000	0.2%
				2,000,000	2,000,000	1,720,000
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)	3/18/2022	15,000,000	15,000,000	14,983,200	1.9%
				15,000,000	15,000,000	14,983,200
Response Team Holdings, LLC	Construction & Building	Preferred Equity 12% PIK(4) (6) (12)		—	3,384,734	967,238	0.1%
		Warrants (4) (6) (7)		—	257,407	—	0.0%
				—	3,642,141	967,238
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK(4) (6)		—	4,584,207	5,051,193	0.7%
		Equity (4) (6) (7)		—	3,162,793	3,162,793	0.4%
				—	7,747,000	8,213,986
School Specialty, Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	6/11/2019	9,198,434	9,169,670	9,198,434	1.2%
				9,198,434	9,169,670	9,198,434
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/31/2020	23,437,500	23,437,500	22,970,391	3.0%
				23,437,500	23,437,500	22,970,391
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)	4/28/2020	15,000,000	15,000,000	15,091,200	2.0%
				15,000,000	15,000,000	15,091,200
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (4) (5)	11/22/2021	3,700,000	3,700,000	3,700,000	0.5%
		Equity (4) (7)		—	1,000,000	1,000,000	0.1%
				3,700,000	4,700,000	4,700,000
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4) (17)	3/16/2020	2,538,823	2,538,823	2,535,878	0.3%
				2,538,823	2,538,823	2,535,878
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	12/16/2021	24,000,000	24,000,000	24,000,000	3.1%
				24,000,000	24,000,000	24,000,000
Techniplas, LLC	Automotive	Senior Secured First Lien Note 10.000%(9)	5/1/2020	6,000,000	6,000,000	5,218,500	0.7%
				6,000,000	6,000,000	5,218,500
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3)	5/22/2021	9,625,000	9,587,577	9,663,115	1.2%
				9,625,000	9,587,577	9,663,115
Touchtunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	5/27/2022	7,500,000	7,500,000	7,519,800	1.0%
				7,500,000	7,500,000	7,519,800
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Note 7.750%(4) (9) (13)	10/15/2024	7,500,000	7,387,506	7,919,325	1.0%
				7,500,000	7,387,506	7,919,325
TravelCLICK, Inc.	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)(11)	11/6/2021	6,000,000	5,935,400	5,899,740	0.8%
				6,000,000	5,935,400	5,899,740
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan 8.240% Fixed(4) (8)	4/26/2021	9,949,580	9,949,580	9,949,580	1.3%
				9,949,580	9,949,580	9,949,580

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor(14)	1/30/2020	4,000,000	3,899,083	—	0.0%
				4,000,000	3,899,083	—
U.S. Auto Sales, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor(4) (8) (17)	6/5/2020	5,500,000	5,500,000	5,452,095	0.7%
				5,500,000	5,500,000	5,452,095
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants (7)		—	173	—	0.0%
				—	173	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4) (8)	6/13/2019	3,499,128	3,486,054	3,388,590	0.4%
				3,499,128	3,486,054	3,388,590
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3) (4)	5/13/2022	20,625,000	18,591,706	10,996,425	1.4%
				20,625,000	18,591,706	10,996,425
Verso Corporation	Media: Advertising, Printing & Publishing	Common Stock (7) (15)		—	2,238,108	1,262,666	0.2%
				—	2,238,108	1,262,666
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Note 16.185% effective yield(6) (9) (10)	7/19/2028	22,842,661	19,918,800	20,551,542	2.7%
				22,842,661	19,918,800	20,551,542
Watermill-QMC Midco, Inc.	Automotive	Partnership Interest (4) (6) (7)		—	850,136	1,102,626	0.1%
				—	850,136	1,102,626
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	10/8/2020	4,682,646	4,645,211	4,682,647	0.6%
				4,682,646	4,645,211	4,682,647

Total non-controlled/non-affiliated investments					$921,626,572	$885,400,856	114.5%
Controlled/affiliated investments – 9.5%(16)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4) (8) (12)	4/28/2019	25,327,876	22,770,855	16,246,819	2.1%
		Common Stock (4) (7)		—	300,002	—	0.0%
		Common Stock, Class B (4) (7)		—	9	—	0.0%
		Common Stock, Class C (4) (7)		—	—	—	0.0%
				25,327,876	23,070,866	16,246,819
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity (6) (7)		—	7,500,000	7,500,000	1.0%
				—	7,500,000	7,500,000
Nomida LLC	Construction & Building	Equity (6) (7)		—	5,400,000	5,400,000	0.7%
		Senior Secured First Lien Term Loan 10.000%(6)	12/1/2020	8,100,000	8,100,000	8,100,000	1.0%
				8,100,000	13,500,000	13,500,000
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity(5)(6)		60,785,000	60,785,000	60,496,647	7.8%
				60,785,000	60,785,000	60,496,647
Total controlled/affiliated investments					$104,855,866	$97,743,466	12.6%
Money market fund – 3.0%
Federated Institutional Prime Obligations Fund		Money Market 0.49%(15)		22,966,981	22,966,981	22,966,981	3.0%
Total money market fund					$22,966,981	$22,966,981	3.0%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Derivative Instrument - Long Exposure					Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			227,513,679	(13,647,330)	1.8%
Total derivative instrument - long exposure					$227,513,679	$(13,647,330)	1.8%
___________________________________

(1)
All of the Company's investments are domiciled in the United States except for Livingston International Inc. and Atrium Innovations, Inc., which are domiciled in Canada, and AMMC CLO 17, Limited Series 2015-17A, Apidos CLO XXIV, Series 2016-24A, Dryden 38 Senior Loan Fund, Series 2015-38A, Dryden 43 Senior Loan Fund, Series 2016-43A, Dryden 49 Senior Loan Fund and VOYA CLO 2016-2, LTD. each of which are domiciled in the Cayman Islands. All foreign investments are denominated in US Dollars.

(2)	Percentage is based on net assets of $773,113,087 as of December 31, 2016.
(3)
The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(4)	An affiliated Company that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
(5)	The investment has an unfunded commitment as of December 31, 2016. For further details (see Note 11). Fair value includes an analysis of the unfunded commitment.
(6)
The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940, as amended, (the "1940 Act"). Non-qualifying assets represent 22.4% of the Company's portfolio at fair value.

(7)	Security is non-income producing.
(8)
The interest rate on these loans is subject to a base rate plus 1 Month "1M" LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(9)
Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $113,438,688 or 14.7% of net assets as of December 31, 2016 and are considered restricted.

(10)
This investment is in the equity class of a collateralized loan obligation ("CLO") security. The CLO equity investments are entitled to recurring distributions, which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions that have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(11)
Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5) or the Sierra Senior Loan Strategy JV I LLC portfolio (see Note 3). The Company's total exposure to APCO Holdings, Inc., Astro AB Borrower, Inc., Asurion LLC, ConvergeOne Holdings Corp., Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., Preferred Proppants LLC, LLC, Press Ganey Holdings Inc., and TravelCLICK, Inc. is $7,020,932 or 0.9%, 9,123,869 or 1.2%, $8,082,500 or 1.0%, $14,962,500 or 1.9%, $12,427,662 or 1.6%, $8,708,549 or 1.1%, $4,502,200 or 0.6%, $6,199,301 or 0.8%, $15,930,005 or 2.1%, and $10,585,217 or 1.4%, respectively, of net assets as of December 31, 2016.

(12)	The investment was on non-accrual status as of December 31, 2016.
(13)	Represents securities in Level 2 in the ASC 820 table (see Note 4).
(14)
The interest rate on these loans is subject to a base rate plus 6 month "6M" LIBOR, which at December 31, 2016 was 1.32%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 6M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(15)	Represents securities in Level 1 in the ASC 820 table (see Note 4).
(16)	Control Investments are defined by the 1940 Act as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.
(17)	A portion of this investment was sold via a participation agreement. The listed amount is the portion retained by Sierra Income Corporation.

See accompanying notes to consolidated financial statements.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
September 30, 2017
(unaudited)
Note 1. Organization
Sierra Income Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 13, 2011 and formally commenced operations on April 17, 2012. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the "1940 Act"). The Company is externally managed by SIC Advisors LLC (“SIC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). SIC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm (NYSE: MDLY), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. The term “Medley” refers to the collective activities of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, SIC Advisors, associated investment funds and their respective affiliates. The Company has elected and intends to continue to qualify to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s fiscal year-end is December 31st.
On April 17, 2012, the Company successfully reached its minimum escrow requirement and officially commenced operations by issuing 1,108,033 shares of common stock to SIC Advisors for gross proceeds of $10,000,000. The Company’s offering period is currently scheduled to terminate on April 17, 2018, unless further extended. As of September 30, 2017, the Company has sold a total of 96,300,123 shares of common stock, which includes shares issued as part of the distribution reinvestment plan (see Note 13), for total proceeds of $1.0 billion, which includes the shares sold to SIC Advisors. The proceeds from the issuance of common stock are presented in the Company’s consolidated statements of changes in net assets and consolidated statements of cash flows and are presented net of selling commissions and dealer manager fees.
On August 15, 2013, the Company formed Arbor Funding LLC ("Arbor"), a wholly-owned financing subsidiary.
On June 18, 2014, the Company formed Alpine Funding LLC ("Alpine"), a wholly-owned financing subsidiary.
The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for U.S. federal income tax purposes. Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.
The Company’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. The Company will originate transactions sourced through SIC Advisors’ direct origination network, and also expects to acquire debt securities through the secondary market. The Company may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investments to be a substantial portion of the portfolio.

Note 2. Significant Accounting Policies

Basis of Presentation
The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 946 - Financial Services, Investment Companies ("ASC 946"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries, Alpine, Arbor, and the Taxable Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All references made to the "Company," "we," and "us" herein include Sierra Income Corporation and its consolidated subsidiaries, except as stated otherwise. Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X. Accordingly, certain disclosures accompanying annual financial statements prepared in accordance with GAAP are omitted. In the opinion of management, the unaudited interim financial results contain all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial statements for the periods presented. Therefore, this Form 10-Q should be read in conjunction with the Company’s annual report on Form 10-K for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission ("SEC") on March 7, 2017. The current period’s results of operations will not necessarily be indicative of results that ultimately may be achieved for the fiscal year ending December 31, 2017.

Cash and Cash Equivalents
The Company considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in money market mutual funds. The Company deposits its cash in major United States financial institutions which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Offering Costs
Offering costs incurred directly by the Company are expensed in the period incurred.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred Financing Costs
Financing costs, incurred in connection with the Company’s credit facilities (see Note 6), are deferred and amortized over the life of each corresponding facility.

Indemnification
In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.

Revenue Recognition
Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. The Company records amortized or accreted discounts or premiums as interest income using the effective interest method. Dividend income, which represents dividends from equity investments and distributions from subsidiaries, if any, is recognized on an accrual basis to the extent that the Company expects to collect such amount.

Fee income associated with investments in portfolio companies is recognized as income in the period that the Company becomes entitled to such fees. Other fees related to loan administration requirements are capitalized as deferred revenue and recorded into income over the respective period.

Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon receipt.

The Company holds debt investments that contain a payment-in-kind (PIK) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on an accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the three and nine months ended September 30, 2017, the Company earned $1,574,504 and $4,432,952 in PIK interest, respectively. For the three and nine months ended September 30, 2016, the Company earned $236,353 and $3,722,884 in PIK interest, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. During the three and nine months ended September 30, 2017, the Company recognized $5,469,025 and $16,230,521 in realized losses, respectively, related to certain non-cash restructuring transactions, which is recorded on the consolidated statements of operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments. During the three and nine months ended September 30, 2016, the Company recognized $11,844,083 in realized losses, respectively, related to certain non-cash restructuring transactions, which is recorded on the consolidated statements of operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments.. The Company reports changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in the consolidated statements of operations. For total return swap transactions (see Note 5), periodic payments are received or made at the end of each settlement period, but prior to settlement are recorded as realized gains or losses on total return swap in the consolidated statements of operations.

Management reviews all loans that become 90 days or more past due on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management's designation of non-accrual status. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although the Company may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. As of September 30, 2017, seven portfolio companies were on non-accrual status with a cost of $52,120,295 and a fair value of $30,770,262, or 2.88% of the fair value of the Company's portfolio. As of December 31, 2016, seven portfolio companies were on non-accrual status with a cost of $57,135,673 and a fair value of $35,022,807, or 3.56% of the fair value of the Company's portfolio.

Interest income from investments in the “equity” class of a collateralized loan obligation ("CLO") security (typically subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash flows from these investments, including the expected residual payments, and the effective yield is determined and updated periodically. Any difference between the cash distribution received and the amount calculated pursuant to the effective interest method is recorded as an adjustment to the cost basis of such investments.

Investment Classification
The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, the Company would be deemed to “control” a portfolio company if it owns more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. The Company refers to such investments in portfolio companies that it “controls” as “Controlled Investments.” Under the 1940 Act, the Company would be deemed to be an “Affiliated Person” of a portfolio company if it owns at least 5%, but no more than 25%, of the portfolio company’s outstanding voting securities or if it is under common control with such portfolio company. The Company refers to such investments in Affiliated Persons as “Affiliated Investments.”

Valuation of Investments
The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.
Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weighs the use of third-party broker quotations, if any, in determining fair value based on management's understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.
Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the net asset value ("NAV") supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the "practical expedient", as defined by ASC 820. NAVs received by, or on behalf of, management of each investment company are based on the fair value of the investment company's underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.

The methodologies utilized by the Company in estimating the fair value of its investments categorized as Level 3 generally fall into the following two categories:

•
The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business.

•
The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the Company’s loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.

The methodologies and information that the Company utilizes when applying the Market Approach for performing investments includes, among other things:

•	valuations of comparable public companies (“Guideline Comparable Approach”);

•	recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•	recent acquisition prices of the company, debt securities or equity securities (“Acquisition Price Approach”);

•	external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•	subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•	estimating the value to potential buyers.

The methodologies and information that the Company utilizes when applying the Income Approach for performing investments includes:

•	discounting the forecasted cash flows of the portfolio company or securities (“Discounted Cash Flow” or “DCF” Approach); and

•	Black-Scholes model or simulation models or a combination thereof (Income Approach – Option Model) with respect to the valuation of warrants.

Over-the-counter derivative contracts, such as total return swaps (see Note 5) are fair valued using models that measure the change in fair value of reference assets underlying the swaps offset against any fees payable to the swap counterparty. The fair values of the reference assets underlying the swaps are determined using similar methods as described above for debt and equity investments where the Company also invests directly in such assets.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	the quarterly valuation process begins with each portfolio investment being initially valued by the Company's valuation professionals;

•	preliminary valuation conclusions are then documented and discussed with senior management; and

•
an independent valuation firm engaged by the Company’s board of directors prepares an independent valuation report for approximately one-third of the portfolio investments each quarter on a rotating quarterly basis on non-

fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.
In addition, all of the Company’s investments are subject to the following valuation process:

•	management reviews preliminary valuations and its own independent assessment;

•	the independent audit committee of the Company’s board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

•
the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

The Company’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (assets) and the liabilities of the CLO capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.

Fair Value of Financial Instruments
The carrying amounts of certain of the Company’s financial instruments, including cash and accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company’s long-term obligations are discussed in Note 4.

U.S. Federal Income Taxes
The Company has elected to be treated as a RIC under Subchapter M of the Code and operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. In order to continue to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of its investment company taxable income ("ICTI") including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of the Company’s gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under Subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.
The Company will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, the Company accrues U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned.
The Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of September 30, 2017 and December 31, 2016, the Company recorded a deferred tax liability of $429,991 and $244,622, respectively, on the consolidated statements of assets and liabilities. The change in deferred tax liabilities is included as a component of net realized and unrealized gain/(loss) on investments on the consolidated statements of operations.
ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount, the Company must include in ICTI each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as PIK interest income and interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any original issue discount or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.

Although the Company files federal and state tax returns, the Company's major tax jurisdiction is the United States federal jurisdiction. The Company’s federal and state tax returns for the prior three fiscal years remain open, subject to examination by the Internal Revenue Service.

The Company accounts for income taxes in conformity with ASC Topic 740 - Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. There were no interest or penalties due to material uncertain income tax positions at September 30, 2017 and 2016.
The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock for the nine months ended September 30, 2017 and 2016 :

	Nine Months Ended September 30, 2017		Nine Months Ended September 30, 2016
Source of Distribution	Distribution Amount	Percentage	Distribution Amount(1)	Percentage
Ordinary income	$46,082,836	100.0%	$53,464,883	100.0%
Net realized gain	—	—	—	—
Return of capital	—	—	—	—
Distributions on a tax basis	$46,082,836	100.0%	$53,464,883	100.0%

(1) For the nine months ended September 30, 2016, if expense support payments of $16,093,129 were not made by SIC Advisors, 30% of the distributions would have been a return of capital for GAAP purposes.

As of September 30, 2017, for federal income tax purposes, the aggregate gross unrealized appreciation and depreciation is $8,341,062 and $56,079,015, respectively. As of September 30, 2017, net unrealized depreciation is $45,794,014 based on a tax basis cost of $1,112,856,106.
Segments
The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s consolidated financial statements (See Note 3).

Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk
SIC Advisors has broad discretion in making investments for the Company. Investments generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuates.
The value of the Company’s investments in loans and bonds may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as the Company’s borrowers, and those for which market yields are observable, increase materially.
The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult.

Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Recent Accounting Pronouncements

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements. The new standard will become effective for the Company on January 1, 2018, with early application permitted to the effective date of January 1, 2017. The Company is evaluating the effect that the above referenced guidance will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting. The guidance does not apply to revenue associated with financial instruments, including loans and notes that are accounted for under other U.S. GAAP. As a result, the Company does not expect the new revenue recognition guidance to have a material impact on the elements of its consolidated statements of operations, most closely associated with financial instruments, including realized gains, fees, interest and dividend income. The Company plans to adopt the revenue recognition guidance in the first quarter of 2018. The Company’s implementation efforts include the identification of revenue within the scope of the guidance, as well as the evaluation of revenue contracts and related accounting policies. While the Company has not yet identified any material changes in the timing of revenue recognition, the Company's review is ongoing, and it continues to evaluate the presentation of certain contract costs.

Note 3. Investments
The following table summarizes the amortized cost and the fair value of the Company’s portfolio investments as of September 30, 2017:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$572,860,454	51.4%	$553,428,971	51.9%
Senior secured second lien term loans	304,081,717	27.3	285,048,102	26.7
Senior secured first lien notes	53,951,323	4.8	52,850,766	5.0
Subordinated notes	74,393,199	6.7	71,311,459	6.7
Sierra Senior Loan Strategy JV I LLC	72,991,250	6.5	72,086,943	6.8
Warrants/Equity	36,522,102	3.3	32,335,851	3.0
Total	$1,114,800,045	100.0%	$1,067,062,092	100.0%

The following table summarizes the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2016:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$515,753,491	50.2%	$493,340,277	50.2%
Senior secured second lien term loans	275,915,932	26.9	260,008,735	26.4
Senior secured first lien notes	72,767,547	7.1	71,970,598	7.3
Subordinated notes	53,041,209	5.2	55,185,590	5.6
Sierra Senior Loan Strategy JV I LLC	60,785,000	5.9	60,496,647	6.2
Warrants/Equity	48,219,259	4.7	42,142,475	4.3
Total	$1,026,482,438	100.0%	$983,144,322	100.0%

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of September 30, 2017:

Industry Classification	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$160,312,891	14.4%	$159,677,377	15.0%
Multi-Sector Holdings	147,384,449	13.2%	143,398,402	13.4%
Healthcare & Pharmaceuticals	88,593,491	7.9%	85,276,518	8.0%
Aerospace & Defense	81,363,312	7.3%	82,024,806	7.7%
Banking, Finance, Insurance & Real Estate	74,734,639	6.7%	74,791,174	7.0%
Construction & Building	68,262,278	6.1%	68,939,049	6.5%
Hotel, Gaming & Leisure	76,768,495	6.9%	63,094,334	5.9%
High Tech Industries	54,783,730	4.9%	53,978,631	5.1%
Transportation: Cargo	38,550,182	3.5%	38,717,742	3.6%
Energy: Oil & Gas	36,394,905	3.3%	35,461,384	3.3%
Retail	34,826,591	3.1%	29,526,830	2.8%
Chemicals, Plastics & Rubber	28,716,215	2.6%	28,718,889	2.7%
Media: Advertising, Printing & Publishing	26,965,787	2.4%	25,682,164	2.4%
Telecommunications	22,130,786	2.0%	21,722,937	2.0%
Metals & Mining	21,127,331	1.9%	21,127,331	2.0%
Containers, Packaging & Glass	19,280,312	1.7%	19,277,831	1.8%
Beverage & Food	18,776,362	1.7%	19,006,462	1.8%
Automotive	35,479,192	3.2%	18,884,012	1.8%
Media: Diversified & Production	15,247,000	1.4%	15,910,550	1.5%
Capital Equipment	14,663,327	1.3%	14,660,612	1.4%
Media: Broadcasting & Subscription	16,127,683	1.4%	13,889,508	1.3%
Wholesale	12,487,500	1.1%	12,422,565	1.2%
Services: Consumer	9,497,960	0.9%	8,631,157	0.8%
Transportation: Consumer	7,443,960	0.7%	7,443,960	0.7%
Environmental Industries	2,881,667	0.3%	2,881,667	0.3%
Consumer Goods: Non-Durable	2,000,000	0.2%	1,916,200	0.2%
Total	$1,114,800,045	100.0%	$1,067,062,092	100.0%

The following table shows the composition of the Company’s portfolio investments by industry classification at amortized cost and fair value as of December 31, 2016:

Industry Classification	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$159,797,762	15.6%	$149,451,149	15.2%
Multi-Sector Holdings	128,326,209	12.5	130,182,237	13.3
Banking, Finance, Insurance & Real Estate	72,588,294	7.1	72,938,844	7.4
Aerospace & Defense	68,415,721	6.7	70,126,640	7.1
Hotel, Gaming & Leisure	71,197,643	6.9	69,640,838	7.1
Healthcare & Pharmaceuticals	75,853,228	7.4	69,382,894	7.1
Retail	71,315,882	6.9	61,292,231	6.2
Construction & Building	59,905,702	5.8	58,267,425	5.9
Telecommunications	37,511,289	3.7	37,580,414	3.8
Energy: Oil & Gas	38,245,386	3.7	33,048,939	3.4
Transportation: Cargo	28,797,584	2.8	28,493,057	2.9
High Tech Industries	26,733,476	2.6	25,888,925	2.6
Automotive	32,217,128	3.1	24,222,630	2.5
Wholesale	22,332,170	2.2	21,660,294	2.2
Metals & Mining	20,756,842	2.0	20,518,139	2.1
Media: Advertising, Printing & Publishing	20,267,753	2.0	19,306,587	2.0
Beverage & Food	18,949,580	1.8	19,282,080	2.0
Media: Broadcasting & Subscription	18,085,575	1.8	15,830,498	1.6
Media: Diversified & Production	15,247,000	1.5	15,733,786	1.6
Chemicals, Plastics & Rubber	15,515,124	1.5	15,726,190	1.6
Capital Equipment	11,937,500	1.2	12,088,629	1.2
Transportation: Consumer	7,280,374	0.7	7,280,374	0.7
Services: Consumer	5,205,216	0.5	5,201,522	0.5
Total	$1,026,482,438	100.0%	$983,144,322	100.0%
See Note 5 for industry classifications of the underlying total return swap ("TRS") reference assets as of September 30, 2017 and December 31, 2016.
The following table shows the composition of the Company’s portfolio investments by geography classification at fair value as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
Geography	Fair Value	Percentage	Fair Value	Percentage
United States	$993,145,565	93.1%	$905,925,975	92.1%
Canada	2,605,068	0.2	7,532,757	0.8
Cayman Islands	71,311,459	6.7	69,685,590	7.1
Total	$1,067,062,092	100.0%	$983,144,322	100.0%

Transactions With Controlled/Affiliated Companies

During the nine months ended September 30, 2017 and 2016, the Company had investments in portfolio companies designated as controlled/affiliated investments under the 1940 Act. Transactions with controlled/affiliated investments were as follows:

Name of Investment (3)	Type of Investment	Fair Value at December 31, 2016	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/(Loss)	Fair Value at September 30, 2017	Income Earned
AAR Intermediate Holdings, LLC	Senior Secured First Lien Term Loans	$—	$(150,935)	$150,935	$—	$—	$—	$9,015
	Senior Secured First Lien Term Loans	—	—	3,144,481	—	—	3,144,481	146,648
	Senior Secured First Lien Term Loans	—	593,511	5,254,799	1,062,892	—	6,911,202	469,183
	Membership Units	—	—	—	—	—	—	—
Access Media Holdings, LLC	Senior Secured First Lien Term Loan	—	271,946	7,026,014	—	—	7,297,960	541,307
	Common Stock	—	—	—	—	—	—	—
	Preferred Equity Series A	—	—	1,400,000	(1,400,000)	—	—	—
	Preferred Equity Series AA	—	52,500	647,500	(700,000)	—	—	—
	Preferred Equity Series AAA	—	317,800		(158,900)	—	158,900	—
Capstone Nutrition	Senior Secured First Lien Term Loans	16,246,819	(281,769)	—	3,379,306	—	19,344,356	—
	Common Stock	—	—	—	—	—	—	—
	Common Stock, Class B	—	—	—	—	—	—	—
	Common Stock, Class C	—	—	—	—	—	—	—
MCM Capital Office Park Holdings LLC	Equity	7,500,000	(467,532)	—	—	—	7,032,468	—
Nomida LLC(1)	Senior Secured First Lien Term Loan	8,100,000	(4,400,000)	—	—	—	3,700,000	611,806
	Equity	5,400,000	—	—	—	—	5,400,000	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	60,496,647	12,206,250	—	(615,954)	—	72,086,943	5,512,500
TwentyEighty, Inc.	Senior Secured First Lien Term Loan	—	5,442,414	—	(79,390)	—	5,363,024	350,142
	Senior Secured First Lien Term Loan	—	6,579,632	—	—	—	6,579,632	344,482
	Senior Secured First Lien Term Loan	—	3,059,173	—	15,086	—	3,074,259	183,364
	Senior Secured First Lien Term Loan	—	—	—	—	—	—	8,571
	Equity	—	—	—	—	—	—	—

Total		$97,743,466	$23,222,990	$17,623,729	$1,503,040	$—	$140,093,225	$8,177,018

Name of Investment	Type of Investment	Fair Value at December 31, 2015	Purchases/ (Sales) of Investments	Transfers In/(Out) of Investments	Net change in unrealized appreciation/ (depreciation)	Realized Gain/(Loss)	Fair Value at September 30, 2016	Income Earned
Nomida LLC(1)	Senior Secured First Lien Term Loan	$8,100,042	$—	$—	$14,700	$—	$8,114,742	$616,500
	Equity	5,400,000	—	—	—	—	5,400,000	—
Sierra Senior Loan Strategy JV I LLC(2)	Equity	34,362,191	19,950,000	—	(1,739,556)	—	52,572,635	3,570,000
Total		$47,862,233	$19,950,000	$—	$(1,724,856)	$—	$66,087,377	$4,186,500

_______________________________

(1)
Nomida, LLC ("Nomida") is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company is Nomida’s sole member responsible for Nomida’s daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company.

(2)
The Company and Great American Life Insurance Company ("GALIC") are the members of Sierra Senior Loan Strategy JV I LLC ("Sierra JV"), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

(3)	The par amount and additional detail are shown in the consolidated schedule of investments.

Purchases/(sales) of investments in controlled/affiliates are included in the purchases and sales presented on the consolidated statements of cash flows for the nine months ended September 30, 2017 and 2016. Transfers in/(out) of controlled/affiliated represents the fair value for the month an investment became or was removed as a controlled/affiliates investment. Income received from controlled/affiliated is included in total investment income on the consolidated statements of operations for the three and nine months ended September 30, 2017 and 2016.

Sierra Senior Loan Strategy JV I LLC
On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV's board of managers, which is comprised of four members, two of whom are selected by the Company and the other two are selected by GALIC. The Company has concluded that it does not operationally control Sierra JV. As the Company does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the fair value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4).

As of September 30, 2017 and December 31, 2016, Sierra JV had total capital commitments of $100 million, with the Company providing $87.5 million and GALIC providing $12.5 million. $83.4 million and $69.5 million was funded as of September 30, 2017 and December 31, 2016, relating to these commitments, of which $72.9 million and $60.8 million were from the Company, respectively. The Company does not have the right to withdraw any of their respective capital commitment, unless in connection with a transfer of its membership interests. The Company may transfer full membership interests as long as it is approved by all members and transferred in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or applicable state securities laws.

On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility the ("JV Facility") led by Credit Suisse, AG ("CS") with commitments of $100 million subject to certain leverage and borrowing base restrictions. On December 29, 2015, the JV Facility was amended and the total commitments were increased to $135 million. On March 30, 2017, the Company amended the JV Facility previously administered by CS and facilitated the assignment of all rights and obligations of CS under the JV Facility to Deutsche Bank AG, New York Branch, ("DB") and increased the total loan commitments to $240 million. On May 26, 2017 commitments to the JV facility were increased from $240 million to $250 million. The JV Facility bears interest at a rate of LIBOR (with no minimum) plus 2.50% per annum. The JV Facility reinvestment period ends on March 30, 2019 and the stated maturity date is March 30, 2022. As of September 30, 2017 and December 31, 2016, there were $159.9 million and $123.9 million outstanding under the JV Facility, respectively.

The following table shows a summary of Sierra JV's portfolio as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Senior secured loans(1)	$234,429,783	$187,314,127
Weighted average current interest rate on senior secured loans(2)	6.74%	6.73%
Number of borrowers in the Sierra JV	49	40
Investments at fair value	$229,247,389	$183,657,487
Largest loan to a single borrower(1)	$11,346,929	$10,000,000
Total of five largest loans to borrowers(1)	$46,991,289	$39,387,481
_____________________________

(1)	At par value.

(2)	Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at principal amount.

The following is a listing of the individual investments in Sierra JV's portfolio as of September 30, 2017:

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4 Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(2) LIBOR + 6.000%, 1.000% Floor	6/7/2022	$11,346,928	$11,346,928	$11,346,928
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(3) LIBOR + 5.750%, 1.000% Floor	10/1/2021	6,727,866	6,688,579	6,694,228
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	11/22/2023	497,500	496,327	502,475
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term loans(2) LIBOR + 5.500%, 1.000% Floor	9/4/2023	2,717,369	2,694,347	2,672,533
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term loans(2) LIBOR + 6.000%, 1.000% Floor	1/31/2022	4,677,702	4,576,111	4,677,704
API Technologies Corp.	Aerospace & Defense	Senior Secured First Lien Term loans(3) LIBOR + 6.500%, 1.000% Floor	4/22/2022	5,902,500	5,812,255	5,902,500
Associated Asphalt Partners, LLC	Construction & Building	Senior Secured First Lien Term loans(2) LIBOR + 5.250%, 1.000% Floor	4/5/2024	997,500	992,848	992,513
Avantor Performance Materials Holdings, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(2) LIBOR + 4.000%, 1.000% Floor	3/11/2024	2,985,000	2,978,115	2,985,000
Blount International, Inc.	Capital Equipment	Senior Secured First Lien Term Loans(2) LIBOR + 5.000%, 1.000% Floor	4/12/2023	1,980,000	1,948,912	1,980,000
Canyon Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loans(2) LIBOR + 4.250%, 1.000% Floor	6/16/2023	2,475,000	2,468,952	2,499,750
Cardenas Markets LLC	Retail	Senior Secured First Lien Term loans(3) LIBOR + 5.750%, 1.000% Floor	11/29/2023	6,451,250	6,394,436	6,440,928
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term loans(3) LIBOR + 6.000%, 1.000% Floor	7/21/2023	6,435,000	6,354,404	6,418,913
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans(3)(5) LIBOR + 4.500%, 1.000% Floor	4/1/2019	365,980	355,848	99,546
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans(3)(5) LIBOR + 6.000%, 1.000% Floor	4/1/2019	2,673,135	1,195,026	—
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans(2)(5) LIBOR + 8.000%, 1.000% Floor	4/1/2019	1,558,081	—	—
CP Opco, LLC	Services: Consumer	Common Stock	—	—	—	—
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans(2)(5) LIBOR + 9.500%, 1.000% Floor, PIK	4/1/2019	—	—	—
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term loans(3) LIBOR + 5.250%, 1.000% Floor	1/31/2022	4,719,321	4,719,321	4,719,321
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(2) LIBOR + 4.250%, 1.000% Floor	12/1/2021	5,218,206	5,058,140	5,218,206
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans(3) LIBOR + 6.500%, 1.000% Floor	1/15/2021	9,684,360	9,684,360	9,684,360
EVO Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(2) LIBOR + 5.000%, 1.000% Floor	12/22/2023	3,482,500	3,451,297	3,517,325
Explorer Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	5/2/2023	407,932	404,671	409,482
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term Loans(3) LIBOR + 6.000%, 1.000% Floor	1/20/2021	3,998,461	3,982,582	3,916,493

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Global Eagle Entertainment, Inc.	Telecommunications	Senior Secured First Lien Term loans(4) LIBOR + 7.000%, 1.000% Floor	1/6/2023	4,147,500	4,079,691	4,116,394
Golden West Packaging Group LLC	Forrest Products & Paper	Senior Secured First Lien Term Loans(2) LIBOR + 5.250%, 1.000% Floor	6/20/2023	6,708,187	6,708,187	6,708,187
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(2) LIBOR + 4.750%, 1.000% Floor	10/13/2023	2,977,500	2,952,750	2,977,500
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	6/30/2022	3,085,937	3,047,844	2,956,637
Highline Aftermarket Acquisitions, LLC	Automotive	Senior Secured First Lien Term loans(3) LIBOR + 4.250%, 1.000% Floor	3/18/2024	3,110,895	3,096,668	3,110,895
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(3) LIBOR + 4.750%, 1.000% Floor	6/21/2022	7,960,000	7,884,361	7,880,400
InfoGroup, Inc	Services: Business	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	4/3/2023	4,975,000	4,928,990	4,925,250
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(3) LIBOR + 5.250%, 1.000% Floor	5/1/2024	8,000,000	7,857,693	8,000,000
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term loans(3) LIBOR + 5.500%, 1.000% Floor	4/26/2024	6,500,000	6,377,785	6,516,250
LifeMiles, Ltd.	Services: Consumer	Senior Secured First Lien Term loans(3) LIBOR + 5.500%, 1.000% Floor	8/18/2022	5,000,000	4,950,691	4,950,000
MB Aerospace ACP Holdings II Corp.	Aerospace and Defense	Senior Secured First Lien Term loans(2) LIBOR + 5.500%, 1.000% Floor	12/15/2022	6,879,963	6,828,081	6,879,962
MHVC Acquisition Corp.	Aerospace and Defense	Senior Secured First Lien Term loans(2) LIBOR + 5.250%, 1.000% Floor	4/29/2024	4,987,500	4,963,982	4,962,563
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(2) LIBOR + 6.250%, 1.000% Floor	7/14/2022	5,864,702	5,848,389	5,864,702
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(2) LIBOR + 5.000%, 1.000% Floor	8/22/2022	4,962,025	4,962,025	4,962,025
Pomeroy Group LLC	Services: Business	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	11/30/2021	5,131,440	5,011,161	5,101,677
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(3) LIBOR + 6.500%, 1.000% Floor	11/30/2021	2,977,500	2,977,500	2,998,045
Quorum Health Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(2) LIBOR + 6.750%, 1.000% Floor	4/29/2022	2,117,046	2,084,573	2,144,145
Rough Country, LLC	Automotive	Senior Secured First Lien Term loans(2) LIBOR + 4.500%, 1.000% Floor	5/25/2023	4,987,500	4,940,019	4,937,625
Salient CRGT Inc.	High Tech Industries	Senior Secured First Lien Term loans(2) LIBOR + 5.750%, 1.000% Floor	2/28/2022	4,913,690	4,826,214	4,893,053
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loans(2) LIBOR + 4.250%, 1.000% Floor	10/31/2022	3,694,139	3,640,153	3,731,081
Starfish Holdco LLC	High Tech Industries	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	8/18/2025	5,000,000	4,950,345	4,950,000
Sundial Group Holdings LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(2) LIBOR + 4.750%, 1.000% Floor	8/15/2024	10,000,000	9,853,369	9,850,000
Survey Sampling International, LLC	Services: Business	Senior Secured First Lien Term loans(3) LIBOR + 5.000%, 1.000% Floor	12/16/2020	2,954,530	2,934,263	2,954,530

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term loans(2) LIBOR + 6.500%, 1.000% Floor	5/24/2021	4,718,750	4,718,750	4,748,478
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured First Lien Term loans(2) LIBOR + 4.750%, 1.000% Floor	5/28/2021	4,974,554	4,974,554	5,005,894
TrialCard Incorporated	Services: Consumer	Senior Secured First Lien Term loans(2) LIBOR + 5.000%, 1.000% Floor	10/26/2021	6,600,149	6,546,431	6,600,149
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term loans(3) LIBOR + 5.500%, 1.000% Floor	6/13/2019	4,359,300	4,343,457	4,304,373
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan(3) LIBOR + 5.000%, 1.000% Floor	6/1/2023	5,925,000	5,876,195	5,916,705
VIP Cinema Holdings, Inc.	Consumer Goods: Durable	Senior Secured First Lien Term loans(3) LIBOR + 6.000%, 1.000% Floor	3/1/2023	728,165	724,860	735,446
Z Gallerie, LLC	Retail	Senior Secured First Lien Term loans(2) LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,887,218	4,887,220	4,887,218
Total				$234,429,783	$229,379,660	$229,247,389
___________________________

(1)
Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Company's board of directors described elsewhere herein.

(2)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at September 30, 2017 was 1.23%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

(3)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at September 30, 2017 was 1.33%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 3M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

(4)
The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at September 30, 2017 was 1.51%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 6M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

(5)	The investment was on non-accrual status as of September 30, 2017.

The following is a listing of the individual investments in Sierra JV's portfolio as of December 31, 2016:

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
4 Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	6/7/2022	$2,475,000	$2,475,000	$2,475,000
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) LIBOR + 5.750%, 1.000% Floor	9/3/2021	4,582,500	4,546,589	4,582,500
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term loans(4) LIBOR + 5.500%, 1.000% Floor	9/2/2023	5,985,000	5,927,893	5,810,418
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	1/31/2022	4,834,797	4,711,696	4,854,668
API Technologies Corp.	Aerospace & Defense	Senior Secured First Lien Term loans(2)(4) LIBOR + 6.500%, 1.000% Floor	4/22/2022	5,970,000	5,863,757	5,915,434
Blount International, Inc.	Capital Equipment	Senior Secured First Lien Term loans(4) LIBOR + 6.250%, 1.000% Floor	4/12/2023	1,995,000	1,959,438	1,981,634
Cardenas Markets LLC	Retail	Senior Secured First Lien Term loans(4) LIBOR + 5.750%, 1.000% Floor	11/29/2023	6,500,000	6,435,814	6,435,000
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	7/21/2023	6,483,750	6,392,086	6,289,238
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(3)(4) LIBOR + 4.500%, 1.000% Floor	3/31/2019	564,956	564,956	564,956
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4) LIBOR + 4.500%, 1.000% Floor	3/31/2019	840,996	840,996	840,996

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5) LIBOR + 4.500%, 1.000% Floor	3/31/2019	350,415	350,415	350,415
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5) LIBOR + 6.000%, 1.000% Floor	3/31/2019	2,478,388	1,195,026	1,239,194
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5) LIBOR + 6.000%, 1.000% Floor	3/31/2019	1,558,081	—	—
CP OpCo, LLC	Services: Consumer	Common Units	—	—	—	—
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term loans(4) LIBOR + 6.500%, 1.000% Floor	12/19/2020	4,068,160	4,060,486	4,068,160
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(4) LIBOR + 6.500%, 1.000% Floor	1/15/2021	10,000,000	10,000,000	10,100,000
Explorer Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) LIBOR + 5.000%, 1.000% Floor	5/2/2023	1,243,750	1,232,468	1,252,208
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term loan(4) LIBOR + 5.500%, 1.000% Floor	1/20/2021	4,029,298	4,009,681	4,109,884
GTCR Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	6/16/2023	8,955,000	8,621,284	8,843,063
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4) LIBOR + 4.750%, 1.000% Floor	10/31/2023	3,000,000	2,971,068	2,970,000
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4) LIBOR + 5.250%, 1.000% Floor	6/30/2022	3,109,375	3,064,948	3,062,734
HNC Holdings, Inc.	Construction & Building	Senior Secured First Lien Term loans(4) LIBOR + 4.500%, 1.000% Floor	10/5/2023	165,000	164,199	166,650
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	3/30/2022	5,961,841	5,913,053	6,021,459
Keurig Green Mountain, Inc.	Beverage & Food	Senior Secured First Lien Term loans(4) LIBOR + 5.500%, 1.000% Floor	3/3/2023	3,100,783	3,063,634	3,100,783
Keystone Peer Review Organization Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) ABR + 4.00%, 3.75% ABR Floor	12/28/2022	6,000,000	6,000,000	5,940,000
Kraton Polymers LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(4) LIBOR + 5.000%, 1.000% Floor	1/6/2022	5,000,000	4,828,278	5,050,000
MB Aerospace ACP Holdings II Corp.	Aerospace and Defense	Senior Secured First Lien Term loans(4) LIBOR + 5.500%, 1.000% Floor	12/15/2022	6,932,481	6,872,697	6,932,481
MWI Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term loans(4) LIBOR + 5.500%, 1.000% Floor	6/29/2020	3,980,000	3,944,879	3,970,050
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4) LIBOR + 6.250%, 1.000% Floor	6/4/2020	5,909,552	5,888,526	5,909,552
O2 Partners, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4) LIBOR + 5.000%, 1.000% Floor	10/7/2022	6,483,750	6,421,171	6,418,913
Pomeroy Group LLC	Services: Business	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	11/30/2021	5,170,611	5,027,692	5,015,493
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) LIBOR + 6.500%, 1.000% Floor	11/30/2021	3,000,000	3,000,000	3,000,000
Quorum Health Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) LIBOR + 5.750%, 1.000% Floor	4/29/2022	4,440,779	4,361,538	4,340,862
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term loans(4) LIBOR + 4.250%, 1.000% Floor	10/30/2022	3,933,849	3,867,902	3,924,014

Company	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value(1)
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	3/16/2020	4,620,675	4,620,675	4,615,315
Sundial Group Holdings LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4) LIBOR + 6.250%, 1.000% Floor	10/19/2021	5,775,000	5,682,389	5,775,000
Survey Sampling International, LLC	Services: Business	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	12/16/2020	2,977,265	2,952,089	2,996,349
TaxAct, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4) LIBOR + 6.000%, 1.000% Floor	1/3/2023	3,009,259	2,938,091	3,009,259
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term loans(4) LIBOR + 6.500%, 1.000% Floor	5/22/2021	4,843,750	4,843,750	4,862,931
TrialCard Incorporated	Services: Consumer	Senior Secured First Lien Term loans(4) LIBOR + 5.250%, 1.000% Floor	10/26/2021	7,000,000	6,932,567	7,000,000
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term loans(4) LIBOR + 5.500%, 1.000% Floor	6/13/2019	3,688,249	3,664,493	3,571,737
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4) LIBOR + 5.000%, 1.000% Floor	6/1/2023	5,970,000	5,914,339	5,910,300
Victory Capital Operating, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4) LIBOR + 7.500%, 1.000% Floor	10/29/2021	1,621,005	1,598,430	1,637,215
Western Digital Corporation	High Tech Industries	Senior Secured First Lien Term loans(4) LIBOR + 3.750%, 0.750% Floor	4/29/2023	3,781,000	3,707,843	3,818,810
Z Gallerie, LLC	Retail	Senior Secured First Lien Term loans(4) LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,924,812	4,924,812	4,924,812
Total				$187,314,127	$182,356,648	$183,657,487
___________________________

(1)
Represents the fair value in accordance with ASC 820 as determined by the board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Board of Directors of the Company described elsewhere herein.

(2)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(3)
The interest rate on a portion of these loans is subject to a base rate plus Alternate Base Rate ("ABR"). As the interest rate is subject to a minimum ABR Floor which was greater than the ABR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the ABR Floor.

(4)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(5)	The investment was on non-accrual status as of December 31, 2016.

Below is certain summarized financial information for the Sierra JV as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 and 2016.

	September 30, 2017	December 31, 2016
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (cost: $229,379,660 and $182,356,648, respectively)	$229,247,389	$183,657,487
Cash and cash equivalents	11,226,260	8,222,344
Other assets	794,688	700,901
Total assets	$241,268,337	$192,580,732

Senior credit facility payable (net of deferred financing costs of $2,186,875 and $1,286,453, respectively)	157,763,125	122,624,547
Other liabilities	565,367	442,541
Interest payable	456,105	369,942
Total liabilities	$158,784,597	$123,437,030
Members’ capital	82,483,740	69,143,702
Total liabilities and members' capital	$241,268,337	$192,580,732

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Selected Consolidated Statement of Operations Information:
Total investment income	$4,257,065	$2,770,260	$11,616,536	$6,993,705
Total expenses	(2,149,027)	(1,390,816)	(5,601,906)	(3,479,173)
Net change in unrealized appreciation/(depreciation) of investments	(29,971)	938,125	(1,332,377)	938,362
Net realized gain/(loss) of investments	516,140	(2,498,871)	1,108,517	(2,406,857)
Net income/(loss)	$2,594,207	$(181,302)	$5,790,770	$2,046,037

Note 4. Fair Value Measurements
The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined as follows. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•
Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company employs the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.
The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of September 30, 2017:

Type of Investment (1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$4,930,200	$548,498,771	$553,428,971
Senior secured first lien notes	—	11,854,163	40,996,603	52,850,766
Senior secured second lien term loans	—	—	285,048,102	285,048,102
Subordinated notes	—	—	71,311,459	71,311,459
Warrants/equity	949,331	—	31,386,520	32,335,851
Money market fund	18,674,728	—	—	18,674,728
Total	$19,624,059	$16,784,363	$977,241,455	$1,013,649,877
Sierra Senior Loan Strategy JV I LLC				$72,086,943
Total Investments, at fair value				$1,085,736,820
 ________________________________

(1)	Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability
Total return swap with Citibank, N.A.	$—	$—	$5,483,594	$5,483,594

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2016:

Type of Investment(1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$493,340,277	$493,340,277
Senior secured first lien notes	—	25,540,638	46,429,960	71,970,598
Senior secured second lien term loans	—	—	260,008,735	260,008,735
Subordinated notes	—	—	55,185,590	55,185,590
Warrants/equity	1,262,666	—	40,879,809	42,142,475
Money market fund	22,966,981	—	—	22,966,981
Total	$24,229,647	$25,540,638	$895,844,371	$945,614,656
Sierra Senior Loan Strategy JV I LLC				$60,496,647
Total Investments, at fair value				$1,006,111,303
 ________________________________

(1)	Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability
Total return swap with Citibank, N.A.	$—	$—	$13,647,330	$13,647,330

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the nine months ended September 30, 2017:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2016	$493,340,277	$46,429,960	$260,008,735	$55,185,590	$40,879,809	$(13,647,330)	$882,197,041
Purchases	166,644,769	2,480,000	63,746,687	29,344,643	1,433,172	—	263,649,271
Sales	(108,227,784)	(7,860,699)	(30,398,116)	(7,885,523)	(9,488,187)	—	(163,860,309)
Transfers in	—	9,720,000	—	—	—	—	9,720,000
Transfers out	—	(8,622,686)	—	—	—	—	(8,622,686)
Amortization of discount/(premium)	703,060	67,631	119,917	—	—	—	890,608
Paid-in-kind interest income	4,432,952	—	—	—	—	—	4,432,952
Net realized gains/(losses)	(11,396,034)	(1,851,063)	(5,302,703)	(107,130)	(3,642,142)	—	(22,299,072)
Net change in unrealized appreciation/(depreciation)	3,001,531	633,460	(3,126,418)	(5,226,121)	2,203,868	8,163,736	5,650,056
Balance, September 30, 2017	$548,498,771	$40,996,603	$285,048,102	$71,311,459	$31,386,520	$(5,483,594)	$971,757,861
Change in net unrealized appreciation/(depreciation) in investments held as of September 30, 2017(1)	$(4,196,861)	$(1,262,262)	$(7,763,514)	$(5,127,949)	$(471,036)	$8,163,736	$(10,657,886)
 __________________________
(1) Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the nine months ended September 30, 2017, the Company recorded $8,622,686 in transfers from Level 3 to Level 2 and $9,720,000 in transfers from Level 2 to Level 3 due to availability of market data and observable valuation inputs to support the valuation. The Company recorded no other transfers between levels.

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the nine months ended September 30, 2016:

	Senior Secured First Lien Term Loans	Senior Secured First Lien Notes	Senior Secured Second Lien Term Loans	Subordinated Notes	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2015	$514,638,092	$47,477,500	$278,645,464	$—	$13,243,836	$(27,365,819)	$826,639,073
Purchases	93,833,456	2,109,376	23,788,748	63,389,058	9,149,285	—	192,269,923
Sales	(128,395,615)	(557,303)	(45,408,193)	(3,731,087)	—	—	(178,092,198)
Transfers in	—	1,786,890	—	—	—	—	1,786,890
Transfers out	—	(14,773,468)	—	—	—	—	(14,773,468)
Amortization of discount/(premium)	268,365	3,897	347,733	—	—	—	619,995
Paid-in-kind interest income	3,461,879	—	82,123	—	178,882	—	3,722,884
Net realized gains/(losses)	(10,981,656)	30,303	222,827	435,388	(790,778)	—	(11,083,916)
Net change in unrealized appreciation/(depreciation)	1,947,197	(156,484)	2,303,176	1,059,397	(3,827,464)	9,188,445	10,514,267
Balance, September 30, 2016	$474,771,718	$35,920,711	$259,981,878	$61,152,756	$17,953,761	$(18,177,374)	$831,603,450
Change in net unrealized appreciation/(depreciation) in investments held as of September 30, 2016(1)	$(7,859,130)	$(148,478)	$54,279	$1,059,397	$(4,618,243)	$9,188,445	$(2,323,730)
 _____________________
(1) Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the nine months ended September 30, 2016, the Company recorded $14,773,468 in transfers from Level 3 to Level 2 and

$1,786,890 in transfers from Level 2 to Level 3 due to availability of market data and observable valuation inputs to support the valuation. The Company recorded no other transfers between levels.

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of September 30, 2017:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$427,209,139	Income Approach (DCF)	Market yield	6.00% - 22.21% (9.62%)
Senior Secured First Lien Term Loan	2,576,215	Enterprise Value Analysis	Expected Proceeds	$0.0M - $2.5M ($2.4M)
Senior Secured First Lien Term Loan	74,754,872	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)	Revenue Multiple, EBITDA Multiple, Discount Rate	0.60x - 3.00x (1.46x) / 4.50x-8.00x (6.92x) / 15.00% - 18.50% (17.08%)
Senior Secured First Lien Term Loan	43,958,545	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Note	40,873,945	Income Approach (DCF)	Market Yield	7.83% - 13.83% (9.36%)
Senior Secured First Lien Note	122,658	Enterprise Valuation Analysis	Expected Proceeds	$0.1M - $0.1M ($0.1M)
Senior Secured Second Lien Term Loan	245,617,325	Income Approach (DCF)	Market yield	7.71% - 13.82% (9.68%)
Senior Secured Second Lien Term Loan	35,924,527	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	3,506,250	Market Approach (Guideline Comparable)/Income Approach (DCF)	Revenue Multiple, EBITDA Multiple, Discount Rate	0.40x-0.55x(0.55x) / 3.50x-9.13x(9.13x) / 18.00%-18.00% (18.00%)
Equity/Warrants	—	Enterprise Valuation Analysis	Expected Proceeds	$0.0M - $0.0M ($0.0M)
Preferred Equity	5,530,911	Income Approach (DCF)	Market Yield	16.63%-16.63% (16.63%)
Equity/Warrants	12,453,793	Market Approach (Guideline Comparable)/Market Approach (Comparable Transactions)/Income Approach (DCF)	Revenue Multiple, EBITDA Multiple, Discount Rate, Book Value Multiple, Average List Price	0.98x-3.00x (1.35x) / 5.00x-13.00x (8.02x) / 15.00% - 23.00% (13.65%) / 1.25x - 1.25x (1.25x) / $1.0M - $1.0M ($1.0M)
Equity/Warrants	13,401,816	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Subordinated Notes	41,967,500	Income Approach (DCF)	Discount Rate	13.00% - 14.00% (13.28%)
Subordinated Notes	29,343,959	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$977,241,455
Total Return Swap	(5,483,594)	Income Approach (DCF)	Market yield	5.16% - 47.94% (7.99%)
Total	$971,757,861
 _________________________________

(1)	Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2016:

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$339,728,530	Income Approach (DCF)	Market yield	7.44% - 18.50% (9.65%)
Senior Secured First Lien Term Loan	7,373,318	Market Approach (Guideline Comparable)	2016 and NTM Revenue Multiple	0.50x - 0.75x (0.63x)/0.50x - 0.75x (0.63x)
Senior Secured First Lien Term Loan	6,868,420	Market Approach (Guideline Comparable)	Revenue Generating Units	$393.75 - $525.00 ($459.38)
Senior Secured First Lien Term Loan	23,280,607	Market Approach (Guideline Comparable)/Income Approach (DCF)	NTM Revenue Multiple, NTM EBITDA Multiple Discount Rate	0.40x - 1.25x (1.09x) / 5.00x - 7.00x (6.57x) / 17.50% - 20.00% (18.93%)
Senior Secured First Lien Term Loan	20,885,087	Market Approach (Guideline Comparable)	NTM Revenue Multiple, Discount Rate	2.75x-3.25x (3.00x) /14.00%-16.00% (15.00%)
Senior Secured First Lien Term Loan	16,246,819	Market Approach (Guideline Comparable)/Income Approach (DCF)	Run-Rate Revenue Multiple, Run-Rate EBITDA Multiple, Discount Rate	0.50x - 1.00x (0.75x)/5.50x - 6.50x (6.00x)/18.50% - 21.50% (20.00%)
Senior Secured First Lien Term Loan	2,791,682	Market Approach (Guideline Comparable)	NTM Revenue Multiple, NTM EBITDA Multiple	0.5x - 1.00x (0.75x) /4.00x-5.00x (4.50x)

Type of Investment	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	84,190,814	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	32,142,804	Income Approach (DCF)	Market yield	7.57% - 115.94% (12.85%)
Senior Secured First Lien Notes	6,105,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	157,156	Enterprise Valuation Analysis	Estimated Liquidation Proceeds	$45.9M - $73.2M ($59.7M)
Senior Secured Second Lien Term Loan	242,539,805	Income Approach (DCF)	Market yield	8.29% - 10.05% (73.13%)
Senior Secured Second Lien Term Loan	6,472,505	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	—	Market Approach (Guideline Comparable)	LTM Revenue Multiple, LTM EBITDA Multiple	0.5 - 1.0x (0.75x) / 6.0x - 7.0x (6.5x)
Senior Secured Second Lien Term Loan	10,996,425	Market Approach (Guideline Comparable)/Income Approach (DCF)	LTM Revenue Multiple, NTM Revenue Multiple, LTM EBITDA Multiple, NTM EBITDA Multiple, Discount Rate	0.40x-0.60x(0.50x) /0.40x-0.60x(0.50x) / 8.25x-9.25x (8.75x)/ 7.50x-8.50x (8.00x)/17.50%-21.50% (19.50%)
Equity/Warrants	—	Enterprise Valuation Analysis	Estimated Liquidation Proceeds	$45.9M - $73.2M ($59.7M)
Equity/Warrants	967,238	Market Approach (Guideline Comparable)/Income Approach (DCF)	LTM EBITDA, Run-Rate Multiple, Discount rate	7.00x - 8.00x (7.50x)/7.00x - 8.00x (7.50x) / 16.00%-18.00% (17.00%)
Equity/Warrants	5,051,193	Income Approach (DCF)	Market Yield	17.45%-17.45% (17.45%)
Equity/Warrants	—	Market Approach (Guideline Comparable)/Income Approach (DCF)	NTM Revenue Multiple, NTM EBITDA Multiple, Discount Rate	0.40x - 1.00x (0.90x)/5.00x - 7.00x (6.65x)/17.50% - 18.00% (17.59%)
Equity/Warrants	—	Market Approach (Guideline Comparable)/Income Approach (DCF)	Run-Rate Revenue Multiple, Run-Rate EBITDA Multiple, Discount Rate	0.50x - 1.00x (0.75x)/5.50x - 6.50x (6.00x)/18.50% - 21.50% (20.00%)
Equity/Warrants	—	Market Approach (Guideline Comparable)	Revenue Generating Units	$393.75 - $525.00 ($459.38)
Equity/Warrants	—	Market Approach (Guideline Comparable)	NTM Revenue Multiple, Discount Rate	2.75x-3.25x (3.00x) /14.00%-16.00% (15.00%)
Equity/Warrants	—	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	12.5x - 13.5x (0.0x)
Equity/Warrants	4,265,419	Market Approach (Guideline Comparable) / Precedent Transaction	LTM and NTM EBITDA Multiple	4.50x-8.00x (7.10x) /4.50x-7.50x (6.72x)
Equity/Warrants	16,095,959	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Subordinated Notes	55,185,590	Income Approach (DCF)	Discount Rate	11.50% - 15.00% (13.21%)
Subordinated Notes	14,500,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$895,844,371
Total Return Swap	(13,647,330)	Income Approach (DCF)	Market yield	4.43% - 73.13% (9.56%)
Total	$882,197,041
 ________________________________

(1)	Represents the method used when the Company has determined that market participants would use such inputs when measuring the fair value of these investments.
The significant unobservable inputs used in the fair value measurement of the Company’s debt and derivative investments are market yields. Increases in market yields would result in lower fair value measurements.
The significant unobservable inputs used in the fair value measurement of the Company’s warrants/equity investments are comparable company multiples of revenue or EBITDA for the latest twelve months (“LTM”), next twelve months (“NTM”) or a reasonable period a market participant would consider. Increases in EBITDA multiples in isolation would result in higher fair value measurement.

Note 5. Total Return Swap
On August 27, 2013, the Company, through its wholly-owned financing subsidiary, Arbor, entered into a TRS with Citibank, N.A. (“Citibank”) that is indexed to a basket of loans.

The TRS with Citibank enables Arbor to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank.
SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”. On March 21, 2014, Arbor amended and restated its Confirmation Letter Agreement (the “Amended Confirmation Agreement”) with Citibank. The Amended Confirmation Agreement increased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $100 million to $200 million, and increased the interest rate payable to Citibank from LIBOR plus 1.30% per annum to LIBOR plus 1.35% per annum. On July 23, 2014, Arbor entered into the Second Amended and Restated Confirmation Letter Agreement with CitiBank to increase the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $200 million to $350 million. On June 8, 2015, Arbor entered into the Third Amended and Restated Confirmation Letter Agreement with CitiBank to decrease the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350 million to $300 million. On March 21, 2016, Arbor entered into the Fourth Amended and Restated Confirmation Letter Agreement (the “Fourth Amended Confirmation Agreement”) with Citibank to extended the term of the TRS from March 21, 2016 through March 21, 2019 and increased the interest rate payable to Citi from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum. On September 29, 2017, Arbor entered into the Fifth Amended and Restated Confirmation Letter Agreement (the “Fifth Amended Confirmation Agreement”) with Citibank to reduce the maximum portfolio notional (determined at the time each such loan becomes subject to the TRS) from $300,000,000 to $180,000,000, through incremental reductions of $60,000,000 on October 3, 2017 and $20,000,000 on each of November 3, 2017, December 3, 2017 and January 3, 2018. The Fifth Amended Confirmation Agreement also decreased the interest rate payable to Citibank from LIBOR plus 1.65% per annum to LIBOR plus 1.60% per annum.
Pursuant to the terms of the TRS Agreement, as amended and subject to conditions customary for transactions of this nature, Arbor may select a portfolio of loans with a maximum market value (determined at the time each such loan becomes subject to the TRS) of $300 million, subject to the reduction provided for in the Fifth Amended Confirmation Agreement, which is also referred to as the maximum notional amount of the TRS. Arbor receives from Citibank a periodic payment on set dates that is based upon any coupons, both earned and accrued, generated by the loans underlying the TRS, subject to limitations described in the TRS Agreement as well as any fees associated with the loans included in the portfolio. Arbor pays to Citibank interest at a rate equal to one-month LIBOR plus 1.60% per annum. In addition, upon the termination or repayment of any loan subject to the TRS, Arbor either receives from Citibank the appreciation in the value of such loan, or pays to Citibank any depreciation in the value of such loan.
Citibank may terminate the TRS on or after the second anniversary of the effectiveness of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank.
Arbor is required to pay a minimum usage fee in connection with the TRS of 1.60% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Such minimum usage fee will not apply during the first 365 days and last 60 days of the term of the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS. During the three and nine months ended September 30, 2017, Arbor paid $12,823 and $67,961 in minimum usage fees, respectively. During the three and nine months ended September 30, 2016, Arbor paid $193,194 and $534,170, respectively, in minimum usage fees.
Arbor is required to initially cash collateralize a specified percentage of each loan (generally 20% to 30% of the market value of such loan) included under the TRS in accordance with margin requirements described in the TRS Agreement. As of September 30, 2017 and December 31, 2016, Arbor has posted $68,000,000 and $79,620,942, respectively, in collateral to Citibank in relation to the TRS which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap. Arbor may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS. The obligations of Arbor under the TRS Agreement are non-recourse to the Company and the Company’s exposure under the TRS Agreement is limited to the value of the Company’s investment in Arbor, which generally equals the value of cash collateral provided by Arbor under the TRS Agreement.
In connection with the TRS, Arbor has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default and termination events included in the form ISDA 2002 Master Agreement, the TRS Agreement contains the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the TRS Agreement; (c) a default by Arbor or the Company with respect to indebtedness in an amount equal to or greater than the lesser of $10,000,000 and 2% of the Company’s NAV at such time; (d) a merger of Arbor or the Company meeting certain criteria; (e) the Company or Arbor amending their respective constituent documents to alter their investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; and (f) SIC Advisors ceasing to be the investment manager of Arbor or to have authority to enter into transactions under the TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank. As of September 30, 2017 and December 31, 2016, the Company did not have any derivatives with contingent features in net liability positions; therefore, if a trigger event had occurred, no amount would have been required to be posted by the Company.
The Company’s maximum credit risk exposure as of September 30, 2017 and December 31, 2016 is $69,003,667 and $80,910,105, respectively, which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap and receivable due on total return swap.
The Company’s receivable from Citibank represents realized amounts from payments on underlying loans in the TRS portfolio that as of September 30, 2017 and December 31, 2016 was $1,003,667 and $1,289,163, respectively, which is recorded on the consolidated statements of assets and liabilities as receivable due on total return swap. The Company does not offset collateral posted in relation to the TRS with any unrealized appreciation or depreciation outstanding in the consolidated statements of assets and liabilities as of September 30, 2017 or December 31, 2016.
Transactions in TRS contracts during the three and nine months ended September 30, 2017 and 2016 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Interest income and settlement from TRS portfolio	$2,348,862	$(1,463,792)	$6,746,607	$(1,821,535)
Traded gains/(loss) on TRS loan sales	785,847	2,224,803	(8,482,509)	6,667,185
Net realized gains/(loss) on TRS portfolio	$3,134,709	$761,011	$(1,735,902)	$4,845,650

Net change in unrealized appreciation/(depreciation) on TRS portfolio	$(2,032,534)	$5,159,214	$8,163,736	$9,188,445
The Company held one derivative position as of September 30, 2017 and December 31, 2016 subject to a Master Agreement (“MA”). The following table represents the Company’s gross and net amounts after offset under the MA, of the derivative assets and liabilities presented by derivative type net of the related collateral pledged by the Company as of September 30, 2017 and December 31, 2016:

	Gross Derivative Assets/ (Liabilities) Subject to MA	Derivative Amount Available for Offset	Net Amount Presented in the Consolidated Statements of Assets and Liabilities	Cash Collateral (received)/pledged (1)	Net Amount of Derivative Assets/(Liabilities)
September 30, 2017
Total Return Swap(1)	$(5,483,594)	$—	$(5,483,594)	$5,483,594	$—
December 31, 2016
Total Return Swap(1)	$(13,647,330)	$—	$(13,647,330)	$13,647,330	$—
 ______________________________

(1)
As of September 30, 2017 and December 31, 2016, $68,000,000 and $79,620,942, respectively, of cash was posted for initial margin requirements for the TRS as reported on the consolidated statements of assets and liabilities as cash collateral on total return swap.

The following table shows the volume of the Company’s derivative transactions for the three and nine months ended September 30, 2017 and 2016.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Average notional par amount of contracts	$246,554,568	$208,253,776	$248,738,019	$210,765,232
The following is a summary of the TRS reference assets as of September 30, 2017:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 5.000%, 1.000% Floor	11/22/2023	$2,493,750	$2,468,813	$2,518,688	$49,875
AMF Bowling Worldwide, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 4.250%, 1.000% Floor	6/29/2024	4,950,000	4,925,250	4,900,500	(24,750)

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loans(4) LIBOR + 5.500%, 1.000% Floor	9/4/2023	1,362,115	1,348,494	1,339,640	(8,854)
AmWINS Group, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans(4) LIBOR + 6.750%, 1.000% Floor	1/25/2025	4,000,000	3,970,000	4,077,600	107,600
Anaren, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans(6) LIBOR + 4.500%, 1.000% Floor	2/18/2021	4,643,220	4,596,788	4,666,436	69,648
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(4) LIBOR + 5.500%, 1.000% Floor	2/15/2024	4,000,000	3,990,000	4,065,000	75,000
Atrium Innovations, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(3)(6) LIBOR + 3.500%, 1.000% Floor	2/15/2021	4,974,546	4,968,328	4,999,419	31,091
Blucora, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(3)(6) LIBOR + 3.750%, 1.000% Floor	5/22/2024	2,333,333	2,321,667	2,350,833	29,167
BCPE Eagle Buyer LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(4) LIBOR + 4.250%, 1.000% Floor	3/16/2024	4,987,500	4,937,625	4,950,094	12,469
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loans(4) LIBOR + 4.750%, 1.000% Floor	2/5/2024	6,982,500	6,912,675	6,240,609	(672,066)
Comfort Holding, LLC	Consumer Goods: Durable	Senior Secured Second Lien Term Loans(5) LIBOR + 10.000%, 1.000% Floor	2/3/2025	1,500,000	1,440,000	1,275,300	(164,700)
CPI Holdco, LLC	Capital Equipment	Senior Secured First Lien Term Loans(6) LIBOR + 4.000%, 1.000% Floor	3/21/2024	5,975,000	5,945,125	6,019,813	74,688
CPI Holdings, Inc.	High Tech Industries	Senior Secured First Lien Term Loans(4) LIBOR + 3.500%, 1.000% Floor	7/26/2024	9,000,000	9,000,000	8,994,420	(5,580)
CT Technologies Intermediate Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(4) LIBOR + 4.250%, 1.000% Floor	12/1/2021	997,455	977,506	997,455	19,949
DiversiTech Holdings, Inc.	Wholesale	Senior Secured First Lien Term Loans(6) LIBOR + 3.500%, 1.000% Floor	6/3/2024	2,000,000	1,995,000	2,004,160	9,160
Encompass Digital Media, Inc	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans(6) LIBOR + 4.500%, 1.000% Floor	6/6/2021	4,850,000	4,825,750	4,595,375	(230,375)
EVO Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(4) LIBOR + 5.000%, 1.000% Floor	12/22/2023	2,985,000	2,955,150	3,014,850	59,700
Explorer Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(6) LIBOR + 3.750%, 1.000% Floor	5/2/2023	1,817,019	1,812,476	1,823,923	11,447
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(6) LIBOR + 7.000%, 1.000% Floor	8/31/2020	1,222,222	1,100,000	1,069,444	(30,556)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(6) LIBOR + 7.125%, 1.250% Floor	9/30/2020	1,650,000	1,641,125	1,130,250	(510,875)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans(6) LIBOR + 7.125%, 1.250% Floor	9/30/2020	2,596,305	2,676,375	1,022,944	(1,653,431)
Freedom Mortgage Corporation	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(8) LIBOR + 5.500%, 1.000% Floor	2/17/2022	450,000	450,000	450,000	—
Global Eagle Entertainment Inc.	Telecommunications	Senior Secured First Lien Term Loans(3)(8) LIBOR + 7.000%, 1.000% Floor	1/6/2023	4,173,750	4,096,238	4,142,447	46,209
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(6) LIBOR + 4.750%, 1.000% Floor	6/21/2022	5,985,000	5,925,150	5,925,150	—
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loans(6) LIBOR + 5.000%, 1.000% Floor	4/1/2021	4,533,016	4,442,356	4,483,153	40,797
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loans(6) LIBOR + 8.250%, 1.000% Floor	11/29/2018	3,620,650	3,496,750	3,148,155	(348,595)

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Keystone Acquisition Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(6) LIBOR + 5.250%, 1.000% Floor	5/1/2024	2,346,000	2,346,000	2,346,000	—
KNB Holdings Corporation	Consumer Goods: Durable	Senior Secured First Lien Term Loans(8) LIBOR + 5.500%, 1.000% Floor	4/26/2024	2,950,000	2,912,375	2,957,375	45,000
Kronos Incorporated	Services: Business	Senior Secured First Lien Term Loans(3)(6) LIBOR + 3.500%, 1.000% Floor	11/1/2023	2,985,019	2,970,094	3,000,750	30,656
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loans(3)(6) LIBOR + 8.250%, 1.000% Floor	11/1/2024	2,000,000	1,980,000	2,061,780	81,780
LifeMiles Ltd.	Services: Consumer	Senior Secured First Lien Term Loans(6) LIBOR + 5.500%, 1.000% Floor	8/18/2022	4,950,000	4,900,500	4,900,500	—
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loans(4) LIBOR + 4.500%, 1.000% Floor	1/30/2024	2,965,000	2,905,700	2,950,175	44,475
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(4) LIBOR + 4.250%, 1.000% Floor	7/11/2024	3,000,000	2,970,000	3,007,500	37,500
Livingston International, Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loans(1)(6) LIBOR + 8.250%, 1.250% Floor	4/17/2020	1,954,783	1,969,443	1,915,491	(53,952)
Midwest Physician Administrative Services, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans(6) LIBOR + 7.000%, 1.000% Floor	8/15/2025	3,950,000	3,910,500	3,910,500	—
Melissa & Doug, LLC	Consumer Goods: Durable	Senior Secured First Lien Term Loans(6) LIBOR + 4.500%, 1.000% Floor	6/19/2024	1,500,000	1,492,500	1,516,875	24,375
MH SUB I, LLC	Services: Consumer	Senior Secured Second Lien Term Loans(6) LIBOR + 7.500%, 1.000% Floor	9/15/2025	1,950,000	1,930,500	1,932,119	1,619
MH SUB I, LLC	Services: Consumer	Senior Secured First Lien Term Loans(6) LIBOR + 3.750%, 1.000% Floor	9/13/2024	6,600,000	6,567,000	6,555,978	(11,022)
MPH Acquisition Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(6) LIBOR + 3.000%, 1.000% Floor	6/7/2023	4,721,347	4,707,708	4,755,293	47,585
MWI Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term Loans(6) LIBOR + 5.500%, 1.000% Floor	6/29/2020	3,960,000	3,920,400	3,960,000	39,600
Neustar, Inc.	High Tech Industries	Senior Secured First Lien Term Loans(3)(6) LIBOR + 3.750%, 1.000% Floor	3/1/2024	2,000,000	1,990,000	2,014,160	24,160
Neustar, Inc.	High Tech Industries	Senior Secured Second Lien Term Loans(3)(6) LIBOR + 8.000%, 1.000% Floor	3/1/2025	1,000,000	985,000	1,010,000	25,000
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(4) LIBOR + 6.250%, 1.000% Floor	6/4/2020	947,570	949,939	947,570	(2,369)
Nine West Holdings, Inc.	Consumer Goods: Non-durable	Senior Secured First Lien Term Loans(6) LIBOR + 3.750%, 1.000% Floor	10/8/2019	5,758,716	5,744,319	4,843,080	(901,239)
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loans(6) LIBOR + 3.000%, 1.000% Floor	1/26/2023	8,877,505	8,739,703	7,305,477	(1,434,226)
PetroChoice Holdings, Inc.	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loans(5) LIBOR + 4.500%, 1.000% Floor	8/22/2022	4,974,684	4,974,684	4,974,684	—
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(6) LIBOR + 4.250%, 1.000% Floor	4/30/2022	1,924,735	1,918,793	1,943,983	25,190
Rough Country, LLC	Automotive	Senior Secured First Lien Term Loans(4) LIBOR + 4.500%, 1.000% Floor	5/25/2023	2,950,000	2,920,500	2,920,500	—
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term Loans(4) LIBOR + 4.250%, 1.000% Floor	10/31/2022	1,405,036	1,401,524	1,419,087	17,563
SESAC Holdco II LLC	Media: Broadcasting & Subscription	Senior Secured Second Lien Term Loans(4) LIBOR + 7.250%, 1.000% Floor	2/24/2025	2,000,000	1,980,000	1,985,000	5,000

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Silversea Cruise Finance Ltd.	Hotel, Gaming & Leisure	Senior Secured First Lien Notes 7.250%	2/1/2025	1,000,000	1,000,000	1,071,250	71,250
Sparta Systems, Inc.	High Tech Industries	Senior Secured First Lien Term Loans(6) LIBOR + 4.000%, 1.000% Floor	8/21/2024	5,000,000	4,987,500	5,006,250	18,750
Sundial Group Holdings LLC	Services: Consumer	Senior Secured First Lien Term Loans(4) LIBOR + 4.750%, 1.000% Floor	8/15/2024	5,000,000	4,925,000	4,925,000	—
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term Loans(4) LIBOR + 7.000%, 1.000% Floor	9/29/2021	7,989,438	7,956,046	7,430,177	(525,869)
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loans(6) LIBOR + 4.750%, 1.000% Floor	7/9/2021	11,114,962	11,003,812	10,309,127	(694,685)
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loans(6) LIBOR + 4.750%, 1.000% Floor	5/28/2021	947,583	953,505	953,552	47
TCH-2 Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(4) LIBOR + 4.000%, 1.250% Floor	5/6/2021	3,193,700	3,161,763	3,205,677	43,913
Traverse Midstream Partners LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(6) LIBOR + 4.000%, 1.000% Floor	9/27/2024	1,950,000	1,940,250	1,969,500	29,250
tronc, Inc.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(3)(4) LIBOR + 4.750%, 1.000% Floor	8/4/2021	6,708,333	6,641,250	6,750,260	109,010
UFC Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans(4) LIBOR + 7.500%, 1.000% Floor	8/18/2024	500,000	495,000	507,000	12,000
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term Loans(4) LIBOR + 4.250%, 1.000% Floor	6/26/2021	1,688,831	1,676,165	1,427,062	(249,103)
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(6) LIBOR + 5.000%, 1.000% Floor	6/1/2023	990,000	980,100	988,614	8,514
Veresen Midstream Limited Partnership	Energy: Oil & Gas	Senior Secured First Lien Term Loans(3)(4) LIBOR + 3.500%, 1.000% Floor	3/31/2022	2,969,620	2,933,688	2,991,892	58,205
Total				220,805,243	218,959,901	212,874,898	(6,085,003)
Total accrued interest income, net of expenses							601,409
Total unrealized depreciation on total return swap							$(5,483,594)
 _____________________________

(1)	All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada. All foreign investments are denominated in US Dollars.

(2)	Represents the initial amount of par of an investment in which the TRS is referenced.

(3)	The investment is not a qualifying asset under the 1940 Act.

(4)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at September 30, 2017 was 1.23%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

(5)
The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at September 30, 2017 was 1.27%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

(6)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at September 30, 2017 was 1.33%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at September 30, 2017, the prevailing rate in effect at September 30, 2017 was the base rate plus the LIBOR floor.

The following is a summary of the TRS reference assets as of December 31, 2016:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	11/22/2023	$2,500,000	$2,475,000	$2,527,350	$52,350
Albertson's LLC	Retail	Senior Secured First Lien Term Loans(3)(5) LIBOR + 3.000%, 0.750% Floor	8/25/2021	2,000,000	2,000,000	2,022,080	22,080
AMC Entertainment Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(5) LIBOR + 2.750%, 0.750% Floor	12/15/2023	2,000,000	1,995,000	2,018,500	23,500
AMF Bowling Centers, Inc	Services: Consumer	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	9/19/2023	6,842,500	6,739,863	6,821,151	81,288
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loans(7) LIBOR + 5.500%, 1.000% Floor	9/2/2023	3,000,000	2,970,000	2,912,490	(57,510)
Answsers Corporation	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 5.250%, 1.000% Floor	10/1/2021	14,775,000	14,257,875	7,313,625	(6,944,250)
ANVC Merger Corp.	Aerospace & Defense	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	2/18/2021	4,691,841	4,644,923	4,656,653	11,730
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	12/21/2020	10,645,102	10,476,828	10,574,099	97,271
Astro AB Borrower, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	4/30/2022	965,761	960,932	974,211	13,279
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 3.750%, 1.000% Floor	11/3/2023	1,000,000	995,000	1,013,750	18,750
Atkore International, Inc	Wholesale	Senior Secured First Lien Term Loans(3)(7) LIBOR + 3.000%, 1.000% Floor	12/22/2023	3,000,000	2,992,500	3,022,500	30,000
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured First Lien Term Loans(7) LIBOR + 5.375%, 1.000% Floor	6/17/2020	2,500,000	2,462,500	2,487,500	25,000
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	1/29/2022	9,780,882	9,585,265	9,634,169	48,904
Encompass Digital Media, Inc	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	6/6/2021	4,887,500	4,863,063	4,618,688	(244,375)
EVO Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(3) LIBOR + 5.000%, 1.000% Floor	12/22/2023	3,000,000	2,970,000	2,970,000	—
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 7.000%, 1.000% Floor	8/31/2020	1,222,222	1,100,000	1,155,000	55,000
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 7.125%, 1.250% Floor	9/30/2020	1,650,000	1,641,125	1,431,375	(209,750)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans(7) LIBOR + 7.125%, 1.250% Floor	9/30/2020	2,596,305	2,676,375	1,817,414	(858,961)
First Data Corporation	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 3.000%, 0.000% Floor	7/8/2022	1,000,000	1,000,000	1,010,210	10,210
Flex Acquisition Company, Inc.	Containers, Packaging & Glass	Senior Secured First Lien Term Loans(3)(7) LIBOR + 3.250%, 1.000% Floor	12/29/2023	1,000,000	995,000	1,008,330	13,330
Four Seasons Holdings Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 3.000%, 0.750% Floor	11/30/2023	1,000,000	995,000	1,011,250	16,250
Genex Services, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	5/28/2021	2,942,374	2,927,662	2,920,306	(7,356)
GTCR Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	6/16/2023	4,987,500	4,788,000	4,925,156	137,156
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	10/13/2023	5,000,000	4,950,000	4,950,000	—

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
HNC Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	10/5/2023	572,000	569,140	577,720	8,580
Hudson Products Holdings Inc	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	3/15/2019	1,862,892	1,853,578	1,632,360	(221,218)
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	3/30/2022	4,977,182	4,916,266	5,026,954	110,688
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	4/1/2021	7,591,111	7,439,289	7,230,533	(208,756)
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	11/29/2018	3,697,045	3,595,250	3,441,172	(154,078)
J.D. Power and Associates	Services: Consumer	Senior Secured First Lien Term Loans(7) LIBOR + 4.250%, 1.000% Floor	9/7/2023	2,000,000	1,990,000	2,017,500	27,500
Kronos Incorporated	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	11/1/2023	3,000,000	2,985,000	3,035,160	50,160
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	11/1/2024	2,000,000	1,980,000	2,058,760	78,760
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loans(3) LIBOR + 5.500%, 1.000% Floor	1/30/2024	2,739,130	2,684,348	2,769,946	85,598
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loans(3) LIBOR + 5.500%, 1.000% Floor	1/30/2024	260,870	255,652	263,804	8,152
Livingston International, Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loans(4)(7) LIBOR + 8.250%, 1.250% Floor	4/17/2020	1,954,783	1,969,443	1,862,321	(107,122)
MPH Acquisition Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	6/7/2023	2,870,317	2,855,965	2,917,993	62,028
MWI Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 5.500%, 1.000% Floor	6/29/2020	3,990,000	3,950,100	3,980,025	29,925
Nine West Holdings, Inc.	Consumer goods: Non-durable	Senior Secured First Lien Term Loans(7) LIBOR + 3.750%, 1.000% Floor	10/8/2019	5,865,000	5,850,338	3,606,975	(2,243,363)
O2 Partners, LLC	Consumer goods: Non-durable	Senior Secured First Lien Term Loans(6) LIBOR + 5.000%, 1.000% Floor	10/7/2022	1,500,000	1,485,000	1,485,000	—
Payless Inc.	Retail	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	3/11/2021	5,850,000	5,828,063	3,017,606	(2,810,457)
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	1/26/2023	5,940,050	5,821,249	5,965,533	144,284
Polycom, Inc.	Wholesale	Senior Secured First Lien Term Loans(7) LIBOR + 6.500%, 1.000% Floor	9/27/2023	1,946,667	1,868,800	1,953,967	85,167
Preferred Proppants, LLC	Construction & Building	Senior Secured First Lien Term Loans(7) LIBOR + 5.750%, 1.000% Floor	7/27/2020	2,870,178	2,841,476	2,421,713	(419,763)
Press Ganey Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(5) LIBOR + 3.250%, 1.000% Floor	10/23/2023	3,000,000	2,985,000	3,015,000	30,000
Press Ganey Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans(5) LIBOR + 7.250%, 1.000% Floor	10/21/2024	6,500,000	6,472,500	6,472,505	5
Rackspace Hosting, Inc.	Services: Business	Senior Secured First Lien Term Loans(3) LIBOR + 3.500%, 1.000% Floor	11/3/2023	1,000,000	1,000,000	1,000,000	—
Rackspace Hosting, Inc.	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	11/3/2023	2,500,000	2,487,500	2,530,200	42,700
SCS Holdings I Inc.	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	10/30/2022	1,500,000	1,496,250	1,496,250	—

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term Loans(5) LIBOR + 5.000%, 1.000% Floor	4/1/2019	7,989,438	7,956,046	7,716,439	(239,607)
TaxACT Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 6.000%, 1.000% Floor	1/3/2023	2,705,882	2,634,706	2,705,882	71,176
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	7/9/2021	11,574,536	11,458,791	10,417,083	(1,041,708)
TravelCLICK, Inc	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(5) LIBOR + 4.500%, 1.250% Floor	5/6/2021	4,732,805	4,685,477	4,738,721	53,244
tronc, Inc.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(4)(5) LIBOR + 4.750%, 1.000% Floor	8/4/2021	7,000,000	6,930,000	6,973,750	43,750
UFC Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/18/2023	1,000,000	995,000	1,012,000	17,000
UFC Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans(7) LIBOR + 7.500%, 1.000% Floor	8/18/2024	500,000	495,000	513,125	18,125
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	6/26/2021	1,856,284	1,842,362	1,786,673	(55,689)
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	6/1/2023	997,500	987,525	987,525	—
Veresen Midstream Limited Partnership	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 4.250%, 1.000% Floor	3/31/2022	2,992,405	2,956,197	3,009,851	53,654
Victory Capital Operating, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 7.500%, 1.000% Floor	10/29/2021	1,625,357	1,600,977	1,641,611	40,634
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/4/2023	3,257,143	3,224,571	3,294,307	69,736
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/4/2023	742,857	735,429	751,334	15,905
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(3)(5) LIBOR + 3.250%, 0.750% Floor	12/14/2023	1,500,000	1,496,250	1,518,750	22,500
Western Digital Corporation	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 3.750%, 0.750% Floor	4/29/2023	3,192,000	3,148,110	3,223,920	75,810
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term loans(4)(7) LIBOR + 7.000%, 1.000% Floor	2/13/2019	9,737,187	9,725,122	9,627,643	(97,479)
Total				$230,377,606	$227,513,681	$213,493,418	$(14,020,263)
Total accrued interest income, net of expenses							372,933
Total unrealized depreciation on total return swap							$(13,647,330)
 _____________________________

(1)	All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada. All foreign investments are denominated in US Dollars.

(2)	Represents the initial amount of par of an investment in which the TRS is referenced.

(3)	The referenced asset or portion thereof is unsettled as of December 31, 2016.

(4)	The investment is not a qualifying asset under the 1940 Act.

(5)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(6)
The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2016 was 0.82%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 2M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(7)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor, which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

Note 6. Borrowings
The following table shows the Company's outstanding debt as of September 30, 2017 and December 31, 2016:

	September 30, 2017			December 31, 2016
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$220,000,000	$180,000,000	$40,000,000	$175,000,000	$150,000,000	$25,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	520,000,000	420,000,000	100,000,000	475,000,000	390,000,000	85,000,000
Unamortized deferred financing costs	—	(5,747,434)	—	—	(4,340,533)	—
Total borrowings outstanding, net	$520,000,000	$414,252,566	$100,000,000	$475,000,000	$385,659,467	$85,000,000
As a BDC, the Company is only allowed to employ leverage to the extent that its asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. The amount of leverage that the Company employs at any time depends on its assessment of the market and other factors at the time of any proposed borrowing.
The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s margin borrowings are estimated based upon market interest rates for its own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. The Company’s debt obligation is recorded at its carrying value, which approximates fair value.

ING Credit Facility
On August 12, 2016, the Company amended its existing senior secured syndicated revolving credit facility (the “ING Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on August 12, 2020 and is secured by substantially all of the Company’s assets, subject to certain exclusions as further set forth in an Amended and Restated Guarantee, Pledge and Security Agreement (the “Security Agreement”) entered into in connection with the Revolving Credit Agreement, among the Company, the subsidiary guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015, commitments to the ING credit facility were expanded from $150,000,000 to $170,000.000. On August 12, 2016, commitments to the ING credit facility were expanded from $170,000,000 to $175,000,000. On April 20, 2017, commitments to the ING Credit Facility were expanded from $175,000,000 to $220,000,000.
The ING Credit Facility allows for the Company, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1.00%. As of September 30, 2017 and December 31, 2016, the commitment under the ING Credit Facility was $220,000,000 and $175,000,000, respectively, and the ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500,000,000. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.
The Company is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The ING Credit Facility provides that the Company may use the proceeds of the facility for general corporate purposes, including making investments in accordance with the Company’s investment objective and strategy.
Borrowings under the Revolving Credit Agreement are subject to, among other things, a minimum borrowing base. Substantially all of the Company’s assets are pledged as collateral under the Revolving Credit Agreement. The ING Credit Facility requires the Company to, among other things (i) make representations and warranties regarding the collateral as well the Company’s business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for the Revolving Credit Agreement also include default provisions, such as the failure to make timely payments under the Revolving Credit Agreement, the occurrence of a change in control, and the failure by the Company to materially perform under the operative agreements governing the Revolving Credit Agreement, which, if not complied with, could accelerate repayment under the Revolving Credit Agreement, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations.

In connection with the security interest established under the Security Agreement, the Company, ING Capital LLC, in its capacity as collateral agent, and State Street Bank and Trust Company, in its capacity as the Company’s custodian, entered into a control agreement dated as of December 4, 2013, in order to, among other things, perfect the security interest granted pursuant to the Security Agreement in, and provide for control over, the related collateral.
As of September 30, 2017 and December 31, 2016, the carrying amount of the Company’s borrowings under the ING Credit Facility approximated their fair value. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowing under the ING Credit Facility is estimated based upon market interest rates of the Company’s borrowing or entities with similar credit risk, adjusted for nonperformance risk, if any. As of September 30, 2017 and December 31, 2016, the ING Credit Facility would be deemed to be Level 3, as defined in Note 4.
As of September 30, 2017 and December 31, 2016, $2,491,430 and $2,746,766, respectively, of financing costs related to the ING Credit Facility have been capitalized and are being amortized over the respective terms. The following table shows additional information about the interest and financing costs related to the ING Credit Facility for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Interest expense related to the ING Credit Facility	$1,621,142	$1,061,353	$4,086,172	$3,111,502
Financing expenses related to the ING Credit Facility	234,636	190,439	664,086	526,813
Total Interest and financing expenses related to the ING Credit Facility	$1,855,778	$1,251,792	$4,750,258	$3,638,315

Weighted average outstanding debt balance of the ING Credit Facility	$153,260,870	$120,163,043	$137,527,473	$113,576,642
Weighted average interest rate of the ING Credit Facility	4.1%	3.3%	3.9%	3.4%

Alpine Credit Facility
On September 29, 2017, the Company’s wholly-owned, special purpose financing subsidiary, Alpine, amended it's existing revolving credit facility (the “Alpine Credit Facility”) pursuant to an Amended and Restated Loan Agreement (the “Amendment”) with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). The Loan Agreement was amended to, among other things, (i) extend the reinvestment period until December 29, 2020, (ii) extend the scheduled termination date until March 29, 2022, (iii) decrease the applicable margin for advances to 2.85% per annum and (iv) increase the compliance condition for net advances to 55% of net asset value. Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.
The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. Borrowings under the Alpine Credit Facility are subject to compliance with a NAV coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on March 29, 2022.
Pricing under the Alpine Credit Facility for each one month calculation period is based on LIBOR for an interest period of one month, plus a spread of 2.85% per annum. If LIBOR is unavailable, pricing will be determined at the prime rate offered by JPMorgan or the federal funds effective rate, plus a spread of 2.85% per annum. Interest is payable monthly in arrears. Alpine is also required to pay a commitment fee of 1.00% on the average daily unused amount of the financing commitments to the extent that $300,000,000 has not been borrowed.
Borrowings of Alpine are considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to BDCs.
Pursuant to a Sale and Contribution Agreement entered into between the Company and Alpine (the “Sale Agreement”) in connection with the Alpine Credit Facility, the Company may sell loans or contribute cash or loans to Alpine from time to time and will retain a residual interest in any assets contributed through its ownership of Alpine or will receive fair market value for any assets sold to Alpine. In certain circumstances the Company may be required to repurchase certain loans sold to Alpine. In addition to the acquisition of loans pursuant to the Sale Agreement, Alpine may purchase additional assets from various sources. Alpine has appointed

SIC Advisors to manage its portfolio of assets pursuant to the terms of a Portfolio Management Agreement between SIC Advisors and Alpine.
As of September 30, 2017 and December 31, 2016, the carrying amount of the Company’s borrowings under the Alpine Credit Facility approximated the fair value of the Company’s debt obligation. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowings under the Alpine Credit Facility is estimated based upon market interest rates of the Company’s borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. As of September 30, 2017 and December 31, 2016, the Alpine Credit Facility would be deemed to be Level 3, as defined in Note 4.
As of September 30, 2017 and December 31, 2016, $3,256,004 and $1,593,767, respectively, of financing costs related to the Alpine Credit Facility has been capitalized and is being amortized over the respective terms. The following table shows additional information about the interest and financing costs related to the Alpine Credit Facility for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Interest expense related to the Alpine Credit Facility	$2,813,570	$2,371,728	$8,091,502	$6,984,188
Financing expenses related to the Alpine Credit Facility	148,933	146,808	437,763	437,234
Total Interest and financing expenses related to the Alpine Credit Facility	$2,962,503	$2,518,536	$8,529,265	$7,421,422

Weighted average outstanding debt balance of the Alpine Credit Facility	$240,000,000	$240,000,000	$243,406,593	$240,000,000
Weighted average interest rate of the Alpine Credit Facility	4.6%	3.8%	4.4%	3.8%

Note 7. Agreements
Investment Advisory Agreement
On April 5, 2012, the Company entered into an investment advisory agreement (the “Investment Advisory Agreement”) with SIC Advisors to manage the Company’s investment activities. The Investment Advisory Agreement became effective as of April 17, 2012, the date that the Company met its minimum offering requirement. Pursuant to the 1940 Act, the initial term of the Investment Advisory Agreement was for two years from its effective date, with one-year renewals subject to approval by the Company’s board of directors, a majority of whom must be independent directors. On March 1, 2017, the Company’s board of directors approved the renewal of the Investment Advisory Agreement for an additional one-year term at an in-person meeting. Pursuant to the Investment Advisory Agreement, SIC Advisors implements the Company’s business strategy on a day-to-day basis and performs certain services for the Company, subject to oversight by the Company’s board of directors. SIC Advisors is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the Investment Advisory Agreement, the Company has agreed to pay SIC Advisors a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.
The base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. "Gross assets" also includes any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation. The base management fee is calculated based on the gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter are appropriately prorated. For the three and nine months ended September 30, 2017, the Company recorded an expense for base management fees of $5,378,233 and $16,036,068, respectively. For the three and nine months ended September 30, 2016, the Company recorded an expense for base management fees of $5,040,490 and $14,790,696, respectively. As of September 30, 2017 and December 31, 2016, the Company recorded a base management fee payable of $5,378,233 and $5,138,107, respectively.
The incentive fee consists of the following two parts:
An incentive fee on net investment income (“Subordinated Incentive Fee on Income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No Subordinated Incentive Fee on Income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company’s net assets at the end of the immediately preceding fiscal quarter (the “Preferred Quarterly Return”). All pre-incentive fee net investment income, if any, that exceeds the Preferred Quarterly Return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its Subordinated Incentive Fee on Income as the “Catch Up”. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company’s pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the Subordinated Incentive Fee on Income shall equal 20% of the amount of pre-incentive fee net investment income, because the Preferred Quarterly Return and Catch Up will have been achieved. There is no incentive fee on net investment income earned on the TRS.
For the three and nine months ended September 30, 2017, the Company recorded a Subordinated Incentive Fee on Income of $1,323,999 and $1,872,805, respectively. For the three and nine months ended September 30, 2016, the Company recorded a Subordinated Incentive Fee on Income of $2,372,355 and $7,876,060, respectively. As of September 30, 2017 and December 31, 2016, the Company recorded incentive fees payable of $1,323,999 and $1,405,419, respectively.
A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement is in effect. If the Investment Advisory Agreement is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of the realized capital gains, less the aggregate amount of any previously paid capital gains incentive fees. The incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.
Under GAAP, the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the Investment Advisory Agreement. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.
For the three and nine months ended September 30, 2017 and 2016, the Company recorded no capital gains incentive fee. As of September 30, 2017 and December 31, 2016, the Company recorded no capital gains incentive fee payable.
In the event that other organizational and offering expenses exceed 5.25% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering or other organizational and offering expenses, together with selling commissions, dealer manager fees and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering, then SIC Advisors shall be required to pay without reimbursement from the Company, or, if already paid by the Company, reimburse the Company, for amounts exceeding such 5.25% and 15% limit, as appropriate.

Administration Agreement
On April 5, 2012, the Company entered into an administration agreement (the “Administration Agreement”) with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes the Company with administrative services necessary to conduct its day-to-day operations. On February 28, 2013, Medley Capital LLC entered into a Sub-Administration Agreement with State Street Bank Global Fund Accounting and Custody to perform certain financial, accounting, administrative and other services on behalf of the Company. On March 1, 2017, the Company’s board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations. Such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. For the three and nine months ended September 30, 2017, the Company recorded administrator expenses of $745,817 and $2,333,968, respectively. For the three and nine months ended September 30, 2016, the Company recorded administrator expenses of $780,166 and $1,997,067, respectively. As of September 30, 2017 and December 31, 2016, the Company had $745,817 and $850,678, respectively, in administrator fees payable.

Expense Support and Reimbursement Agreement
From June 29, 2012 through December 31, 2016, the Company was party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed the Company for operating expenses in an amount equal to the difference between the Company’s distributions paid to its stockholders in each month, less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to the Company’s stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company’s distributions paid to stockholders during such month less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains during such period.
The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until the Company had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.
Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which the Company received net investment income, net realized capital gains and dividends from its portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to the Company’s stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments to the extent its current annualized “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to the Company’s stockholders for the month is equal to or greater than the annualized rate of the Company’s regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred.
For the three and nine months ended September 30, 2017, the Company recorded no Expense Support Reimbursements on the consolidated statements of operations. For the three and nine months ended September 30, 2016, the Company recorded net Expense Support Reimbursements of $5,389,627 and $16,093,129, respectively, on the consolidated statements of operations. Repayments of amounts paid by SIC Advisors to the Company under the Expense Support Agreement will be accrued as they become probable and estimable. As of September 30, 2017 and December 31, 2016, the Company recorded $0 and $7,892,273, respectively, in its consolidated statements of assets and liabilities as due from affiliate relating to the Expense Support Agreement. The Company refers to Expense Support Reimbursements that are eligible for reimbursement to SIC Advisors by virtue of having satisfied the conditions described above as a “Crystalized Reimbursement.” As of September 30, 2017 and December 31, 2016, the Company recorded $0 and $135,784, respectively, of Crystalized Reimbursements, and $0 and $135,784 was included in Due to Affiliate on the respective consolidated statements of assets and liabilities. As of September 30, 2017 and December 31, 2016, the total amounts eligible for reimbursement of the Company to SIC Advisors, net of Crystalized Reimbursements was $26,559,011 and $31,474,331, respectively.
The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
June 30, 2012	$454,874	$454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	732,425	1.00%	7.84%	June 30, 2016
September 30, 2013(3)	1,262,848	1,078,500	0.83%	7.84%	September 30, 2016
December 31, 2013(3)	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014(3)	1,177,686	135,784	0.45%	7.80%	March 31, 2017
June 30, 2014(3)	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014(3)	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019
 _____________________________

(1)
“Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by the Company’s Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)
“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

(3)	The unreimbursed part of the expense payment obligation has expired as of September 30, 2017.

Note 8. Related Party Transactions
On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.
On March 31, 2012, SIC Advisors entered into a subscription agreement to purchase 1,108,033.24 shares of common stock for cash consideration of $10,000,000. The purchase was made on April 17, 2012. The consideration represents $9.025 per share.
Due from affiliate relates to amounts due from SIC Advisors pursuant to the Expense Support Agreement as discussed in Note 7. Due to affiliate relates to reimbursements of expense support reimbursement pursuant to the Investment Advisory Agreement paid to/from SIC Advisors as discussed in Note 7.
An affiliate of the Company’s dealer manager has an ownership interest in SIC Advisors.
Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for the Company and other clients or affiliated funds. The Company obtained an exemptive order from the SEC on November 25, 2013 (the “Prior Exemptive Order”). On March 29, 2017, the Company, SIC Advisors and certain other affiliated funds and investment advisers received an exemptive order (the "Exemptive Order") that supersedes the Prior Exemptive Order and allows affiliated registered investment companies to participate in co-investment transactions with us that would otherwise have been prohibited under Section 17(d) and 57(a)(4) and Rule 17d-1. The terms of the Exemptive Order are otherwise substantially similar to the Prior Exemptive Order. Co-investment under the Exemptive Order is subject to certain conditions, including the condition that, in the case of each co-investment transaction, our board of directors determines that it would to be in our best interest to participate in the transaction. However, neither we nor the affiliated funds are obligated to invest or co-invest when investment opportunities are referred to us or them. On May 24, 2017, the Company, SIC Advisors and certain of our affiliates filed an exemptive application for a co-investment order that would supersede the Exemptive Order (the “New Exemptive Order”) and would allow, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. There can be no assurance if and when we will receive the Exemptive Order. The Exemptive Order will remain in effect unless and until the New Exemptive Order is granted by the SEC. The terms of the New Exemptive Order, if received, would be substantially similar to the Exemptive Order.
Please see footnote 4 to the consolidated schedule of investments as of September 30, 2017 and December 31, 2016 for disclosures regarding securities also held by affiliated funds.

Note 9. Directors Fees
Effective January 1, 2017, each independent director will be compensated as follows: (i) an annual retainer of $85,000; (ii) a fee of $3,000 for each in-person board meeting in which they participate; (iii) a fee of $1,000 for each telephonic board meeting in which they participate; (iv) a fee of $2,500 for each in-person audit committee meeting in which they participate; (v) a fee $1,000 for each telephonic audit committee meeting in which they participate; (vi) a fee of $2,000 for each in-person nominating and corporate governance committee meeting in which they participate; and (vii) a fee of $1,000 for each telephonic nominating and corporate governance committee meeting in which they participate. In addition, each independent director will be reimbursed for reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the Chair of the audit committee receives an annual retainer of $15,000, while the Chair of any other committee receives an annual retainer of $5,000. The Lead Independent Director receives an annual retainer of $10,000.
Prior to January 1, 2017, each independent director received an annual retainer fee of $50,000, and further received a fee of $4,000 ($2,000 for telephonic attendance) for each regularly scheduled board meeting attended, a fee of $2,000 for each special board meeting and all committee meetings attended, as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. For the three and nine months ended September 30, 2017, the Company recorded directors' fees expenses in General and Administrative expenses on the consolidated statement of operations of $89,750 and $299,750, respectively. For the three and nine months ended September 30, 2016, the Company recorded directors' fees expenses in General and Administrative expenses on the consolidated statements of operations of $66,500 and $218,472, respectively.

Note 10. Earnings Per Share
In accordance with the provisions of ASC Topic 260 - Earnings per Share, basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.
The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Net increase in net assets from operations	$3,388,374	$20,834,572	$19,984,135	$51,830,080
Weighted average common shares outstanding	96,474,233	92,516,572	96,078,793	89,015,100
Weighted average basic and diluted earnings per common share	$0.04	$0.23	$0.21	$0.58

Note 11. Commitments
As of September 30, 2017 and December 31, 2016, the Company had $50,564,113 and $26,944,304, respectively, of unfunded commitments under loan and financing agreements. These amounts are primarily composed of commitments for senior secured term loans, revolvers, and additional capital contributions for the Sierra JV. The unrealized gain or loss associated with unfunded commitments is recorded in the financial statements and reflected as an adjustment to the valuation of the related security in the Consolidated Schedule of Investments. The par amount of the unfunded commitments are not recognized by the Company until the commitment is funded.

	As of
	September 30, 2017	December 31, 2016
AAAHI Acquisition Corporation	$1,917,757	$2,219,626
AAR Intermediate Holdings, LLC	628,896	477,961
Barrys Bootcamp Holdings, LLC	7,028,571	—
Black Angus Steakhouses LLC	3,523,387	3,794,643
Central States Dermatology Services, LLC	583,514	—
CP Opco, LLC	348,265	9,291
Elite Comfort Solutions LLC	3,238,955	4,438,616
Engineered Machinery Holdings, Inc.	210,638	—
First Boston Construction Holdings, LLC	—	600,000
Impact Sales, LLC	1,347,656	1,562,500
IOP Monroe Acquisition, Inc.	2,500,000	—
Nuspire, LLC	2,500,000	2,500,000
PT Network, LLC	3,182,083	4,166,667
SavATree, LLC	361,111	—
SFP Holdings, Inc.	3,722,222	—
Sierra Senior Loan Strategy JV I LLC	7,700,000	875,000
SMART Financial Operations, LLC	6,300,000	6,300,000
SRS Software, LLC	5,000,000	—
TwentyEighty, Inc.	471,058	—
Total Commitments	$50,564,113	$26,944,304

Note 12. Fee Income
Fee income consists of origination fees, amendment fees, prepayment fees, administrative agent fees, transaction break-up fees and other miscellaneous fees. Origination fees, prepayment fees, amendment fees, and other similar fees are non-recurring fee sources. Such fees are received on a transaction by transaction basis and do not constitute a regular stream of income. The following table shows the Company’s fee income for the three and nine months ended September 30, 2017 and 2016:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2017	2016	2017	2016
Origination fee	$754,118	$787,985	$2,611,500	$1,693,342
Prepayment fee	50,000	1,290,750	489,434	2,548,396
Amendment fee	395,593	273,566	849,730	774,628
Administrative agent fee	28,420	47,721	100,539	47,721
Other fees	—	64,012	17,092	93,700
Fee income	$1,228,131	$2,464,034	$4,068,295	$5,157,787

Note 13. Distributions and Share Repurchase Program Distributions
Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Company’s board of directors.
The Company has adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which the Company’s common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of the Company’s common stock. On June 30, 2017, the Board approved an amendment to the DRIP, pursuant to which the number of newly-issued shares of the Company’s common stock to be issued to a participating stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by a price equal to 94.5%, rather than 90%, of the Company’s then current offering price. The Company amended the DRIP as a result of the Company’s recently revised fee structure, which went into effect on June 16, 2017. Under the Company’s new fee structure the upfront selling commission was reduced from 7.00% of gross proceeds to up to 3.00% of gross proceeds and the dealer manager fee was reduced from 2.75% of gross proceeds to up to 2.50% of gross proceeds. As a result, if the Company declares a cash dividend or other distribution, each stockholder that has “opted in” to the Company’s reinvestment plan will have their distributions automatically reinvested in additional shares of the Company’s common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. For the nine months ended September 30, 2017, the Company distributed a total of $46,082,836, of which $25,118,175 was in cash and $20,964,661 was in the form of common stock associated with the DRIP. For the nine months ended September 30, 2016, the Company distributed a total of $53,464,883, of which $28,108,664, was in cash and $25,356,219 was in the form of common stock associated with the DRIP.
The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders for the current and prior fiscal years. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 29, 2016	January 29, 2016	$0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333
April 15 and 29, 2016	April 29, 2016	0.03333
May 13 and 31, 2016	May 31, 2016	0.03333
June 15 and 30, 2016	June 30, 2016	0.03333
July 15 and 29, 2016	July 29, 2016	0.03333
August 15 and 31, 2016	August 31, 2016	0.03333
September 15 and 30, 2016	September 30, 2016	0.03333
October 14 and 31, 2016	October 31, 2016	0.02667
November 15 and 30, 2016	November 30, 2016	0.02667
December 15 and 30, 2016	December 31, 2016	0.02667
January 13 and 31, 2017	January 31, 2017	0.02667
February 15 and 28, 2017	February 28, 2017	0.02667
March 15 and 31, 2017	March 31, 2017	0.02667
April 14 and 28, 2017	April 28, 2017	0.02667
May 15 and 31, 2017	May 31, 2017	0.02667
June 15 and 30, 2017	June 30, 2017	0.02667
July 14 and 31, 2017	July 31, 2017	0.02667
August 15 and 31, 2017	August 31, 2017	0.02667
September 15 and 29, 2017	September 29, 2017	0.02667

The Company’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
The Company’s previous distributions to stockholders may have been funded from temporary Expense Support Reimbursements that may be subject to repayment to SIC Advisors. The portion of these distributions derived from temporary Expense Support Reimbursements were not based on the Company's investment performance and may not continue in the future. If SIC Advisors had not agreed to make Expense Support Reimbursements, these distributions would have come from paid-in-capital. The repayments of eligible reimbursements owed to SIC Advisors will reduce the future distributions to which stockholders would otherwise be entitled. The Expense Support Agreement expired on December 31, 2016. The Company's contingent obligation to repay eligible reimbursements to SIC Advisors will expire on September 30, 2019. See Note 7 for more information.
The determination of the tax attributes (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) of distributions is made annually as of the end of the Company’s fiscal year based upon its taxable income earned and distributions paid during the fiscal year.

Share Repurchase Program
In June 2013, the Company commenced a share repurchase program pursuant to which it intends to conduct quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of its common stock in the prior four calendar quarters or 10% of the weighted average number of outstanding shares in the prior 12-month period. The purpose of the share repurchase program is to allow stockholders to sell their shares back to the Company at a price equal to the most recently disclosed NAV per share of the Company's common stock immediately prior to the date of repurchase. Shares will be purchased from stockholders participating in the program on a pro rata basis. Unless the Company's board of directors determines otherwise, the number of shares to be repurchased during any calendar year will be limited to the proceeds received in association with the sale of shares of common stock under the distribution reinvestment plan.
The following table reflects activity under the Company’s Share Repurchase Program:

Offer Date	Quantity Offered	Price per Share	Repurchase Date	Repurchase Quantity
6/4/2013	16,652	$9.18	—	—
8/8/2013	32,627	9.13	9/27/2013	3,642
11/7/2013	60,966	9.14	12/19/2013	5,826
3/12/2014	120,816	9.18	4/25/2014	9,835
5/6/2014	199,476	9.20	6/13/2014	17,777
8/5/2014	294,068	9.25	9/12/2014	35,887
11/5/2014	411,894	9.22	12/24/2014	411,894
3/4/2015	535,571	8.97	4/24/2015	68,472
5/6/2015	620,420	8.98	6/24/2015	90,916
8/5/2015	727,654	8.96	9/29/2015	328,353
11/3/2015	853,688	8.56	12/23/2015	285,559
3/2/2016	959,436	8.16	4/29/2016	959,436
5/5/2016	1,005,447	8.04	6/30/2016	855,215
8/4/2016	1,048,412	8.11	9/28/2016	1,048,407
11/25/2016	1,077,370	8.14	12/27/2016	1,077,352
4/4/2017	871,815	8.17	5/4/2017	871,806
5/23/2017	876,277	8.10	6/23/2017	876,254
8/24/2017	870,360	8.02	9/25/2017	870,337
In the event of the death or disability of a stockholder, the Company will repurchase the shares held by such stockholder at a price equal to the NAV per share of our shares as disclosed in the periodic report the Company files with the SEC immediately following the date of the death or disability of such stockholder. During the three and nine months ended September 30, 2017, the Company repurchased 64,880 and 100,213 shares, respectively, of certain shareholders due to death. During the three and nine months ended September 30, 2016, the Company repurchased 1,373 and 2,362 shares, respectively, of certain shareholders due to death.

Note 14. Financial Highlights
The following is a schedule of financial highlights of the Company for the nine months ended September 30, 2017 and 2016:

	2017	2016
Per Share Data:(1)
Net asset value at beginning of period	$8.17	$8.16
Net investment income	0.40	0.52
Net realized gains/(losses) on investments and total return swap	(0.24)	(0.07)
Net unrealized appreciation/(depreciation) on investments and total return swap	0.04	0.13
Net increase in net assets	$0.20	$0.58
Distributions from return of capital	—	—
Distributions declared from net investment income(2)	(0.48)	(0.60)
Distributions from net realized capital gains	—	—
Total distributions to shareholders	$(0.48)	$(0.60)
Issuance of common shares above net asset value(3)	—	—
Net asset value at end of period	$7.89	$8.14
Total return based on net asset value(4)(5)(6)	2.56%	7.42%
Portfolio turnover rate(6)	24.47%	19.82%
Shares outstanding at end of period	96,300,123	93,716,607
Net assets at end of period	$763,961,571	$763,129,940
Ratio/Supplemental Data (annualized):
Ratio of net investment income to average net assets(5)	6.90%	9.07%
Ratio of net expenses (including incentive fees) to average net assets(5)	6.71%	4.53%
Ratio of incentive fees to average net assets (6)	0.24%	1.10%
Supplemental Data (annualized):
Asset coverage ratio per unit(7)	$2,345	$2,585
Percentage of non-recurring fee income(8)	6.75%	6.98%
Ratio of net expenses (excluding incentive fees) to average net assets	6.47%	3.43%
Ratio of interest related expenses to average net assets	2.11%	1.88%
 ________________________________

(1)	The per share data was derived by using the weighted average shares outstanding during the nine months ended September 30, 2017 and 2016, which were 96,078,793 and 89,015,100 respectively.

(2)	The per share data for distributions is the actual amount of paid distributions per share during the period.

(3)
Shares issued under the DRIP (see Note 13) as well as the continuous issuance of common shares may cause on incremental increase/decrease in NAV per share due to the effect of issuing shares at amounts that differ from the prevailing NAV at each issuance.

(4)	Total annual returns are historical and assume reinvestments of all dividends and distributions at prices obtained under the Company’s DRIP, and no sales charge.

(5)
Total returns, ratios of net investment income and ratios of gross expenses to average net assets for the nine months ended September 30, 2016, prior to the effect of the Expense Support Agreement were as follows: total return 5.14% and ratio of net investment income: 6.15% and ratio of net expenses to average net assets: 7.62%, respectively.

(6)	Not annualized.

(7)
Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. As of September 30, 2017 and 2016, the Company's Asset Coverage Per Unit including unfunded commitments was $2,153 and $2,528, respectively.

(8)	Represents the impact of non-recurring fees over total investment income.

Note 15. Subsequent Events
Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-Q or would be required to be recognized in the consolidated financial statements as of and for the nine months ended September 30, 2017, except as disclosed below.
On October 4, 2017, the Company, SIC Advisors and certain of our affiliates received an exemptive order that supersedes the Exemptive Order (the “New Exemptive Order”) and allows, in addition to the entities already covered by the Exemptive Order, Medley LLC and its subsidiary, Medley Capital LLC, to the extent they hold financial assets in a principal capacity, and any direct or indirect, wholly- or majority-owned subsidiary of Medley LLC that is formed in the future, to participate in co-investment transactions with us that would otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act. The terms of the New Exemptive Order are substantially similar to the Exemptive Order.
On October 10, 2017, our board of directors declared a series of semi-monthly distributions for October, November and December 2017 in the amount of $0.02667 per share. These distributions represent an annualized yield of 7.49% based on our then-current offering price of $8.55 per share. Stockholders of record as of each respective record date will be entitled to receive the distribution. Below are the details for each respective distribution:

Record Date	Payment Date	Amount per share
October 13 and 31, 2017	October 31, 2017	$0.02667
November 15 and 30, 2017	November 30, 2017	0.02667
December 15 and 29, 2017	December 29, 2017	0.02667

The Company issued common shares and received gross proceeds of $2.0 million subsequent to September 30, 2017 through November 6, 2017.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sierra Income Corporation
We have audited the accompanying consolidated statements of assets and liabilities of Sierra Income Corporation (the “Company”), including the consolidated schedules of investments, as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in net assets, and cash flows, for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2016 by correspondence with the custodian, directly with counterparties and management of the portfolio companies, debt agents, and brokers or by other appropriate auditing procedures where replies were not received, as applicable. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sierra Income Corporation at December 31, 2016 and 2015, and the consolidated results of its operations, changes in net assets, and cash flows, for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young LLP
New York, New York
March 6, 2017

Sierra Income Corporation
Consolidated Statements of Assets and Liabilities

	As of
	December 31, 2016	December 31, 2015
ASSETS
Investments at fair value
Non-controlled/non-affiliated investments (amortized cost of $921,626,572 and $911,640,087, respectively)	$885,400,856	$859,500,211
Controlled/affiliated investments (amortized cost of $104,855,866 and $47,772,500, respectively)	97,743,466	47,862,233
Total investments at fair value	983,144,322	907,362,444
Cash and cash equivalents	99,400,794	93,658,142
Cash collateral on total return swap (Note 5)	79,620,942	77,029,970
Interest receivable from non-controlled/non-affiliated investments	10,251,559	7,354,828
Due from affiliate (Note 7)	7,892,273	7,314,867
Receivable due on total return swap (Note 5)	1,289,163	1,493,253
Interest receivable from controlled/affiliated investments	1,028,321	101,250
Receivable for Company shares sold	533,123	—
Unsettled trades receivable	368,819	270,936
Prepaid expenses and other assets	201,932	121,098
Total assets	$1,183,731,248	$1,094,706,788
LIABILITIES
Revolving credit facilities payable (net of deferred financing costs of $4,340,533 and $3.239.404, respectively) (Note 6)	$385,659,467	$381,760,596
Unrealized depreciation on total return swap (Note 5)	13,647,330	27,365,819
Base Management fee payable (Note 7)	5,138,107	4,686,096
Accounts payable and accrued expenses	1,839,497	2,181,149
Incentive fees payable (Note 7)	1,405,419	1,795,268
Interest payable	1,230,530	1,281,471
Administrator fees payable	850,678	517,930
Unsettled trades payable	466,727	—
Deferred tax liability	244,622	298,827
Due to affiliate (Note 7)	135,784	695,533
Total liabilities	$410,618,161	$420,582,689
Commitments (Note 11)
NET ASSETS
Common shares, par value $0.001 per share, 250,000,000 common shares authorized, 94,666,418 and 82,623,649 common shares issued and outstanding, respectively	$94,666	$82,624
Capital in excess of par value	830,738,206	732,493,115
Accumulated distribution in excess of net realized gain/(loss) from investments and total return swap	(20,333,057)	(1,797)
Accumulated undistributed net investment income	19,756,740	21,178,346
Net unrealized depreciation on investments and total return swap, net of provision for taxes of $54,205 and $(212,227), respectively	(57,143,468)	(79,628,189)
Total net assets	773,113,087	674,124,099
Total liabilities and net assets	$1,183,731,248	$1,094,706,788
NET ASSET VALUE PER COMMON SHARE	$8.17	$8.16
See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Operations

	For the years ended December 31,
	2016	2015	2014
INVESTMENT INCOME
Interest from investments
Non-controlled/non-affiliated investments:
Cash	$82,231,788	$71,911,830	$31,064,590
Payment-in-kind	2,718,606	2,973,290	382,780
Controlled/affiliated investments:
Cash	5,557,250	101,250	—
Payment-in-kind	511,529	—	—
Total interest income	91,019,173	74,986,370	31,447,370
Fee income (Note 12)	8,703,896	10,651,257	7,943,860
Interest from cash and cash equivalents	57,427	2,073	225
Total investment income	99,780,496	85,639,700	39,391,455
EXPENSES
Base management fee	19,928,802	17,234,293	8,976,657
Interest and financing expenses	13,493,775	9,962,405	3,138,389
Incentive fee	9,281,479	4,434,352	(183,617)
General and administrative expenses	5,678,299	4,503,310	3,119,964
Administrator expenses	2,847,745	2,261,789	1,300,971
Offering costs	2,572,234	4,208,013	2,355,985
Professional fees	2,106,819	2,374,675	1,698,537
Organizational and offering costs reimbursed to Affiliate (Note 7)	—	443,687	4,640,250
Total expenses	55,909,153	45,422,524	25,047,136
Net expense support reimbursement (Note 7)	(16,093,129)	(6,283,327)	(5,222,096)
Net expenses	39,816,024	39,139,197	19,825,040
NET INVESTMENT INCOME	59,964,472	46,500,503	19,566,415
REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS
Net realized gain/(loss) from non-controlled/non-affiliated investments	(19,932,571)	(264,308)	623,653
Net realized gain on total return swap (Note 5)	6,812,173	11,574,160	6,387,860
Net change in unrealized appreciation/(depreciation) on non-controlled/non-affiliated investments	15,914,160	(48,086,452)	(4,522,685)
Net change in unrealized appreciation/(depreciation) on controlled/affiliated investments	(7,202,133)	89,733	—
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	13,718,489	(19,714,222)	(8,002,993)
Change in provision for deferred taxes on unrealized gain/(loss) on investments	54,205	(212,227)	—
Net gain/(loss) on investments	9,364,323	(56,613,316)	(5,514,165)
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$69,328,795	$(10,112,813)	$14,052,250
WEIGHTED AVERAGE - BASIC AND DILUTED EARNINGS PER COMMON SHARE	$0.77	$(0.14)	$0.40
WEIGHTED AVERAGE - BASIC AND DILUTED NET INVESTMENT INCOME PER COMMON SHARE	$0.66	$0.66	$0.55
WEIGHTED AVERAGE COMMON STOCK OUTSTANDING - BASIC AND DILUTED (Note 10)	90,424,090	70,648,292	35,425,825
See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Changes in Net Assets

	For the years ended December 31,
	2016	2015	2014
INCREASE/(DECREASE) FROM OPERATIONS
Net investment income	$59,964,472	$46,500,503	$19,566,415
Net realized gain/(loss) on investments	(19,932,571)	(264,308)	623,653
Net realized gain on total return swap (Note 5)	6,812,173	11,574,160	6,387,860
Net change in unrealized appreciation/(depreciation) on investments	8,712,027	(47,996,719)	(4,522,685)
Net change in unrealized appreciation/(depreciation) on total return swap (Note 5)	13,718,489	(19,714,222)	(8,002,993)
Change in provision for deferred taxes on unrealized gain on investments	54,205	(212,227)	—
Net increase/(decrease) in net assets resulting from operations	69,328,795	(10,112,813)	14,052,250
SHAREHOLDER DISTRIBUTIONS
Distributions from net investment income (Note 2)	(68,596,940)	(40,302,852)	(15,570,452)
Distributions from return of capital (Note 2)	—	(16,060,726)	(6,719,353)
Distributions from net realized gains	—	(441,052)	(6,502,690)
Net decrease in net assets from shareholder distributions	(68,596,940)	(56,804,630)	(28,792,495)
COMMON SHARE TRANSACTIONS
Issuance of common shares, net of underwriting costs	97,948,176	234,419,750	339,513,689
Issuance of common shares pursuant to distribution reinvestment plan	32,478,892	27,227,730	13,160,550
Repurchase of common shares	(32,169,935)	(7,125,851)	(4,416,354)
Net increase in net assets resulting from common share transactions	98,257,133	254,521,629	348,257,885
Total increase in net assets	98,988,988	187,604,186	333,517,640
Net assets at beginning of year	674,124,099	486,519,913	153,002,273
Net assets at end of year(1)	$773,113,087	$674,124,099	$486,519,913
Net asset value per common share	$8.17	$8.16	$8.97
Common shares outstanding, beginning of year	82,623,649	54,260,324	16,663,500
Issuance of common shares	11,996,965	26,083,095	36,646,905
Issuance of common shares pursuant to distribution reinvestment plan	3,991,569	3,088,090	1,428,312
Repurchase of common shares	(3,945,765)	(807,860)	(478,393)
Common shares outstanding, end of year	94,666,418	82,623,649	54,260,324
DISTRIBUTIONS DECLARED PER COMMON SHARE	$0.76	$0.80	$0.80

(1)
Net assets at end of year include distribution in excess of net investment income and accumulated undistributed net investment income/(loss) of $19,756,740, $21,178,346 and $9,518,341 for the years ended December 31, 2016, 2015 and 2014, respectively.

See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Statements of Cash Flows

	For the years ended December 31,
	2016	2015	2014
Cash flows from operating activities
NET INCREASE/(DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS:	$69,328,795	$(10,112,813)	$14,052,250
ADJUSTMENT TO RECONCILE NET INCREASE/(DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH USED IN OPERATING ACTIVITIES:
Payment-in-kind interest income	(3,230,135)	(2,973,290)	(382,780)
Net amortization of premium on investments	(879,328)	(658,312)	(259,197)
Amortization of deferred financing costs	1,318,653	1,228,474	(1,525,543)
Net realized (gain)/loss on investments	19,932,571	264,308	(623,653)
Net change in unrealized (appreciation)/depreciation on investments	(8,712,027)	47,996,719	4,522,685
Net change in unrealized (appreciation)/depreciation on total return swap (Note 5)	(13,718,489)	19,714,222	8,002,993
Purchases and originations	(330,626,275)	(524,893,684)	(608,324,075)
Proceeds from sale of investments and principal repayments	247,733,316	189,816,908	125,953,464
(Increase)/decrease in operating assets:
Cash collateral on total return swap (Note 5)	(2,590,972)	(20,152,042)	(50,171,769)
Unsettled trades receivable	(97,883)	153,705	71,609
Due from affiliate (Note 7)	(577,406)	(318,937)	(4,402,941)
Interest receivable from non-controlled/non-affiliated investments	(2,896,731)	(2,141,223)	(3,224,477)
Interest receivable from controlled/affiliated investments	(927,071)	(101,250)	—
Receivable for Company shares sold	(533,123)	—	—
Receivable due on total return swap (Note 5)	204,090	(397,671)	(940,265)
Prepaid expenses and other assets	(80,834)	280,599	(94,042)
Increase/(decrease) in operating liabilities:
Unsettled trades payable	466,727	(16,935,000)	1,442,500
Management fee payable	452,011	1,414,709	2,456,732
Accounts payable and accrued expenses	(341,652)	(246,694)	1,931,950
Incentive fees payable	(389,849)	1,795,268	(182,989)
Administrator fees payable	332,748	67,872	297,896
Interest payable	(50,941)	632,974	615,442
Deferred tax liability	(54,205)	212,277	86,600
Due to affiliate (Note 7)	(559,749)	(879,204)	1,541,426
NET CASH USED IN OPERATING ACTIVITIES	(26,497,759)	(316,232,135)	(509,156,184)
Cash flows from financing activities:
Borrowings under revolving credit facility	130,000,000	408,500,000	321,500,000
Repayments of revolving credit facility	(125,000,000)	(260,000,000)	(101,000,000)
Proceeds from issuance of common stock, net of underwriting costs	97,948,176	234,419,750	339,513,689
Payment of cash distributions	(36,118,048)	(29,576,900)	(15,631,945)
Financing costs paid	(2,419,782)	(2,075,876)	—
Repurchase of common shares	(32,169,935)	(7,125,851)	(4,416,354)
NET CASH PROVIDED BY FINANCING ACTIVITIES	32,240,411	344,141,123	539,965,390
TOTAL INCREASE IN CASH	5,742,652	27,908,988	30,809,206

	For the years ended December 31,
	2016	2015	2014
CASH AT BEGINNING OF YEAR	93,658,142	65,749,154	34,939,948
CASH AT END OF YEAR	$99,400,794	$93,658,142	$65,749,154
Supplemental Information:
Cash paid during the year for interest	$13,544,716	$9,329,431	$2,522,947
Supplemental non-cash information:
Non-cash purchase of investments	$32,805,477	$—	$—
Non-cash sale of investments	32,805,477	—	—
Payment-in-kind interest income	3,230,135	2,973,290	382,780
Amortization of deferred financing costs	1,318,653	1,228,474	1,525,543
Net amortization of premium on investments	879,328	658,312	259,197
Issuance of common shares in connection with distribution reinvestment plan	$32,478,892	$27,227,730	$13,160,550
See accompanying notes to the consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2016

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Non-controlled/non-affiliated investments – 114.5%
AAAHI Acquisition Corporation	Transportation: Consumer	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)(4)(5)	12/15/2021	7,280,374	7,280,374	7,280,374	0.9%
				7,280,374	7,280,374	7,280,374
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3) (4) (5)	9/30/2021	150,935	150,935	150,935	0.0%
		Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3) (4)	9/30/2021	3,144,481	3,144,481	3,144,481	0.4%
		Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor, PIK(3) (4)	9/30/2021	6,457,851	5,254,799	5,211,292	0.7%
		Membership Units (4) (6) (7)		—	—	—	0.0%
				9,753,267	8,550,215	8,506,708
Access Media Holdings, LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan 5.000%, 5.000% PIK(4)	7/22/2020	7,026,014	7,026,014	6,868,420	0.9%
		Common Stock (4) (6) (7)		—	—	—	0.0%
		Preferred Equity Series A (4) (6) (7)		—	1,400,000	—	0.0%
		Preferred Equity Series AA (4) (6) (7)		—	647,500	—	0.0%
				7,026,014	9,073,514	6,868,420
Advanced Diagnostic Holdings, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 8.750%, 0.875% Floor(3) (4)	12/11/2020	15,262,608	15,262,608	15,567,860	2.0%
				15,262,608	15,262,608	15,567,860
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loan LIBOR 5 6.000%, 1.000% Floor(8)(5)	2/25/2022	9,384,375	9,012,061	8,962,078	1.2%
				9,384,375	9,012,061	8,962,078
Amerijet Holdings Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/15/2021	16,087,500	16,087,500	16,087,500	2.1%
				16,087,500	16,087,500	16,087,500
AMMC CLO 17, Limited Series 2015-17A	Multi-Sector Holdings	Subordinated Note 21.670% effective yield(6) (9) (10)	11/15/2027	5,000,000	3,553,568	4,181,250	0.5%
				5,000,000	3,553,568	4,181,250
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	8/18/2021	10,000,000	9,929,667	10,002,500	1.3%
				10,000,000	9,929,667	10,002,500
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(4) (8)	1/31/2022	4,351,318	4,236,463	4,369,201	0.6%
				4,351,318	4,236,463	4,369,201
Apidos CLO XXIV, Series 2016-24A	Multi-Sector Holdings	Subordinated Note 16.535% effective yield(4) (6) (9) (10)	1/20/2023	25,471,800	21,625,558	21,977,069	2.8%
				25,471,800	21,625,558	21,977,069
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 8.500%(9)	2/15/2018	1,778,000	1,782,303	1,795,780	0.2%
				1,778,000	1,782,303	1,795,780
Astro AB Borrower, Inc.(11)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)	4/30/2023	6,000,000	5,898,052	6,060,000	0.8%
				6,000,000	5,898,052	6,060,000

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Asurion, LLC(11)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)	3/3/2021	7,000,000	6,952,364	7,087,500	0.9%
				7,000,000	6,952,364	7,087,500
Atrium Innovations, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 6.750%, 1.000% Floor(3) (6)	8/13/2021	5,000,000	4,982,828	5,000,000	0.6%
				5,000,000	4,982,828	5,000,000
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)(4)(17)	3/31/2022	25,000,000	25,000,000	25,500,000	3.3%
				25,000,000	25,000,000	25,500,000
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3) (4) (17)	6/30/2020	34,589,843	34,589,843	34,935,742	4.5%
				34,589,843	34,589,843	34,935,742
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4) (8)	7/17/2020	13,816,112	13,647,092	13,633,601	1.8%
				13,816,112	13,647,092	13,633,601
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Revolving Credit Facility LIBOR + 9.000%, 1.000% Floor(3) (4) (5) (17)	4/24/2020	669,643	669,643	613,326	0.1%
		Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (17)	4/24/2020	19,637,277	19,637,277	19,141,828	2.5%
				20,306,920	20,306,920	19,755,154
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Note 10.375%(9)	9/1/2021	7,500,000	7,607,418	8,025,000	1.0%
				7,500,000	7,607,418	8,025,000
Charming Charlie LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3)	12/24/2019	7,908,765	7,920,847	6,334,209	0.8%
				7,908,765	7,920,847	6,334,209
ConvergeOne Holdings Corp.(11)	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4)	6/17/2021	12,500,000	12,410,777	12,500,000	1.6%
				12,500,000	12,410,777	12,500,000
Cornerstone Chemical Company	Chemicals, Plastics & Rubber	Senior Secured First Lien Note 9.375%(9)	3/15/2018	4,970,000	4,874,178	4,963,788	0.6%
				4,970,000	4,874,178	4,963,788
CP Opco, LLC	Services: Consumer	Revolver LIBOR + 4.500%, 1.000% Floor(3) (4) (5)	3/31/2019	128,039	128,039	128,039	0.0%
		Revolver ABR + 3.500%, 3.750% Floor(3) (4) (5)	3/31/2019	210,935	210,935	210,935	0.0%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4)	3/31/2019	504,597	504,597	504,597	0.1%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor, PIK(3) (4)	3/31/2019	210,249	210,249	210,249	0.0%
		Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor, PIK(3) (4) (12)	3/31/2019	1,487,033	717,016	743,516	0.1%
		Preferred Units LIBOR + 9.500%, 1.000% Floor, PIK(4) (12)	3/31/2019	205	—	—	0.0%
		Common Units (4) (7)		—	—	—	0.0%
				2,541,058	1,770,836	1,797,336
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	12/19/2020	3,966,456	3,966,456	3,966,456	0.5%
				3,966,456	3,966,456	3,966,456
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.500% Floor(3) (4)	11/10/2019	2,380,952	2,380,952	2,380,952	0.3%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
		Senior Secured First Lien Term Loan LIBOR + 11.250% PIK, 1.500% Floor(3) (4) (12)	11/10/2019	6,680,333	2,940,892	2,956,515	0.4%
		Senior Secured First Lien Term Loan LIBOR + 9.000% PIK, 1.500% Floor(3) (4)	11/10/2019	8,369,792	8,369,792	8,369,792	1.1%
		Senior Secured First Lien Term Loan LIBOR + 10.250%, PIK 1.500% Floor(3) (4)	11/10/2019	7,177,827	7,177,827	7,177,827	0.9%
		Common Units, Class A (4) (7)		—	769,231	—	0.0%
				24,608,904	21,638,694	20,885,086
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	5/19/2021	10,000,000	10,054,556	9,872,800	1.3%
				10,000,000	10,054,556	9,872,800
Dryden 38 Senior Loan Fund - Series 2015-38A	Multi-Sector Holdings	Subordinated Note 17.689% effective yield(6) (9) (10)	7/15/2027	7,000,000	5,011,083	5,225,150	0.7%
				7,000,000	5,011,083	5,225,150
Dryden 43 Senior Loan Fund - Series 2016-43A	Multi-Sector Holdings	Subordinated Note 18.086% effective yield(4) (6) (9) (10)	7/20/2029	3,620,000	2,932,200	3,250,579	0.4%
				3,620,000	2,932,200	3,250,579
Dryden 49 Senior Loan Fund	Multi-Sector Holdings	Preferred Shares(4) (6)		—	14,500,000	14,500,000	1.9%
				—	14,500,000	14,500,000
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loan 13.500% PIK + LIBOR(4) (8)	3/6/2018	8,662,161	8,662,161	7,373,318	1.0%
				8,662,161	8,662,161	7,373,318
EarthLink, Inc.	Telecommunications	Senior Secured First Lien Note 7.375%(6) (9) (13)	6/1/2020	2,450,000	2,442,601	2,575,563	0.3%
				2,450,000	2,442,601	2,575,563
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (5)	1/15/2021	8,858,643	8,858,643	8,966,622	1.2%
				8,858,643	8,858,643	8,966,622
First Boston Construction Holdings, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Note 12.000%(4) (5)	12/31/2020	6,105,000	6,105,000	6,105,000	0.8%
		Preferred Equity (4) (7)		—	1,526,250	1,526,250	0.2%
				6,105,000	7,631,250	7,631,250
FKI Security Group, LLC	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3) (4)	3/30/2020	11,937,500	11,937,500	12,088,629	1.6%
				11,937,500	11,937,500	12,088,629
Frontier Communications Corp.	Telecommunications	Senior Secured First Lien Note 10.500%(6) (9) (13)	9/15/2022	2,000,000	2,000,000	2,107,500	0.3%
				2,000,000	2,000,000	2,107,500
Gastar Exploration Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 8.625%(9) (13)	5/15/2018	5,400,000	5,405,735	5,325,750	0.7%
				5,400,000	5,405,735	5,325,750
Genex Holdings, Inc.(11)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	5/30/2022	9,500,000	9,525,097	9,500,000	1.2%
				9,500,000	9,525,097	9,500,000
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.000% Floor(3)	1/30/2022	10,000,000	10,000,000	10,200,000	1.3%
				10,000,000	10,000,000	10,200,000
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Note 13.000%(4) (9) (12)	11/15/2016	766,615	754,615	157,156	0.0%
		Warrants (4) (7)		—	29,000	—	0.0%
				766,615	783,615	157,156

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
HBC Holdings LLC	Wholesale	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3) (4)	3/30/2020	13,162,500	13,162,500	12,461,860	1.6%
				13,162,500	13,162,500	12,461,860
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Note 10.250%(4) (9)	10/15/2019	15,000,000	15,000,000	15,785,550	2.0%
				15,000,000	15,000,000	15,785,550
Hill International, Inc.	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 6.750%, 1.000% Floor(3) (4) (17)	9/28/2020	16,617,500	16,617,500	16,617,500	2.2%
				16,617,500	16,617,500	16,617,500
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	5/29/2018	4,515,605	4,482,170	2,791,682	0.4%
				4,515,605	4,482,170	2,791,682
Hylan Datacom & Electrical LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3) (4)	7/25/2021	15,799,862	15,799,862	15,799,862	2.0%
				15,799,862	15,799,862	15,799,862
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3)	2/13/2019	8,385,496	8,316,629	8,009,658	1.0%
				8,385,496	8,316,629	8,009,658
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	7/20/2022	25,000,000	25,000,000	25,163,250	3.3%
				25,000,000	25,000,000	25,163,250
Impact Sales, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 7.000%, 1.000% Floor(3) (4) (5)	12/30/2021	4,687,500	4,687,500	4,687,500	0.6%
				4,687,500	4,687,500	4,687,500
Interface Security Systems Holdings, Inc.	Services: Consumer	Senior Secured First Lien Note 9.250%(9)	1/15/2018	3,417,000	3,434,380	3,404,186	0.4%
				3,417,000	3,434,380	3,404,186
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4) (17)	6/30/2020	24,491,435	24,491,435	24,807,130	3.2%
				24,491,435	24,491,435	24,807,130
IronGate Energy Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Note 11.000%(9) (12)	7/1/2018	3,000,000	2,973,811	975,000	0.1%
				3,000,000	2,973,811	975,000
Isola USA Corp.(11)	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	11/29/2018	5,493,504	5,551,082	5,113,299	0.7%
				5,493,504	5,551,082	5,113,299
Jordan Reses Supply Company, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 11.000%, 1.000% Floor(3) (4)	4/24/2020	5,000,000	5,000,000	5,050,000	0.7%
				5,000,000	5,000,000	5,050,000
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 6.750%, 1.000% Floor(3)	5/22/2019	6,125,000	6,075,286	6,160,586	0.8%
				6,125,000	6,075,286	6,160,586
Livingston International Inc.(11)	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.250% Floor(3) (6)	4/17/2020	2,658,504	2,655,528	2,532,757	0.3%
				2,658,504	2,655,528	2,532,757
Loar Group Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(8)	7/12/2022	15,000,000	15,000,000	15,450,000	2.0%
				15,000,000	15,000,000	15,450,000
LSF9 Atlantis Holdings, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3) (4)	1/15/2021	9,625,000	9,546,319	9,739,634	1.3%
				9,625,000	9,546,319	9,739,634

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(3)	6/6/2020	2,838,571	2,829,766	2,664,170	0.3%
				2,838,571	2,829,766	2,664,170
Miller Heiman, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (12)	9/30/2019	23,593,750	23,593,750	12,976,563	1.7%
				23,593,750	23,593,750	12,976,563
Nathan's Famous, Inc.	Beverage & Food	Senior Secured First Lien Note 10.000%(13)	3/15/2020	7,000,000	7,000,000	7,612,500	1.0%
				7,000,000	7,000,000	7,612,500
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 8.000%, 2.000% Floor(3) (4)	9/29/2020	20,676,479	20,676,479	20,883,243	2.7%
				20,676,479	20,676,479	20,883,243
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(3)	6/4/2020	18,043,921	18,029,645	18,043,921	2.3%
				18,043,921	18,029,645	18,043,921
Novetta Solutions, LLC	High Tech Industries	Senior Secured Second Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	10/16/2023	11,000,000	10,905,938	10,499,170	1.4%
				11,000,000	10,905,938	10,499,170
Nuspire, LLC	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/8/2021	—	—	—	0.0%
		Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4)	11/8/2022	6,310,000	6,310,000	6,310,000	0.8%
				6,310,000	6,310,000	6,310,000
Omnitracs, Inc.	Telecommunications	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	5/25/2021	7,000,000	7,010,819	6,763,750	0.9%
				7,000,000	7,010,819	6,763,750
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loan LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(3) (4)	12/31/2018	20,756,843	20,756,842	20,518,139	2.7%
				20,756,843	20,756,842	20,518,139
Path Medical, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 9.500%, 1.000% Floor(4) (8)	10/11/2021	16,195,000	15,560,824	15,542,666	2.0%
		Warrants (4) (7)		—	669,709	669,709	0.1%
				16,195,000	16,230,533	16,212,375
Payless Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)	3/11/2022	6,000,000	6,014,579	900,000	0.1%
				6,000,000	6,014,579	900,000
Preferred Proppants, LLC(11)	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(3)	7/27/2020	3,979,645	2,738,781	3,357,825	0.4%
				3,979,645	2,738,781	3,357,825
Press Ganey Holding, Inc(11)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3)	10/21/2024	6,500,000	6,473,059	6,472,505	0.8%
				6,500,000	6,473,059	6,472,505
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3) (4) (5)	11/30/2021	4,833,334	4,833,334	4,833,334	0.6%
				4,833,334	4,833,334	4,833,334
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loan LIBOR + 9.500%, 1.250% Floor(4) (8)	11/1/2019	2,000,000	2,000,000	1,720,000	0.2%
				2,000,000	2,000,000	1,720,000
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 8.750%, 1.000% Floor(3)	3/18/2022	15,000,000	15,000,000	14,983,200	1.9%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				15,000,000	15,000,000	14,983,200
Response Team Holdings, LLC	Construction & Building	Preferred Equity 12% PIK(4) (6) (12)		—	3,384,734	967,238	0.1%
		Warrants (4) (6) (7)		—	257,407	—	0.0%
				—	3,642,141	967,238
Rhombus Cinema Holdings, LP	Media: Diversified & Production	Preferred Equity 10.000% PIK(4) (6)		—	4,584,207	5,051,193	0.7%
		Equity (4) (6) (7)		—	3,162,793	3,162,793	0.4%
				—	7,747,000	8,213,986
School Specialty, Inc.	Wholesale	Senior Secured First Lien Term Loan LIBOR + 8.500%, 1.000% Floor(3)	6/11/2019	9,198,434	9,169,670	9,198,434	1.2%
				9,198,434	9,169,670	9,198,434
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loan LIBOR + 8.000%, 1.000% Floor(3) (4)	7/31/2020	23,437,500	23,437,500	22,970,391	3.0%
				23,437,500	23,437,500	22,970,391
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 7.500%, 1.000% Floor(3)	4/28/2020	15,000,000	15,000,000	15,091,200	2.0%
				15,000,000	15,000,000	15,091,200
SMART Financial Operations, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3) (4) (5)	11/22/2021	3,700,000	3,700,000	3,700,000	0.5%
		Equity (4) (7)		—	1,000,000	1,000,000	0.1%
				3,700,000	4,700,000	4,700,000
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(3) (4) (17)	3/16/2020	2,538,823	2,538,823	2,535,878	0.3%
				2,538,823	2,538,823	2,535,878
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loan LIBOR + 9.000%, 1.000% Floor(3)	12/16/2021	24,000,000	24,000,000	24,000,000	3.1%
				24,000,000	24,000,000	24,000,000
Techniplas, LLC	Automotive	Senior Secured First Lien Note 10.000%(9)	5/1/2020	6,000,000	6,000,000	5,218,500	0.7%
				6,000,000	6,000,000	5,218,500
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(3)	5/22/2021	9,625,000	9,587,577	9,663,115	1.2%
				9,625,000	9,587,577	9,663,115
Touchtunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(3)	5/27/2022	7,500,000	7,500,000	7,519,800	1.0%
				7,500,000	7,500,000	7,519,800
Transocean Phoenix 2 Ltd.	Energy: Oil & Gas	Senior Secured First Lien Note 7.750%(4) (9) (13)	10/15/2024	7,500,000	7,387,506	7,919,325	1.0%
				7,500,000	7,387,506	7,919,325
TravelCLICK, Inc.(11)	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.000% Floor(3)	11/6/2021	6,000,000	5,935,400	5,899,740	0.8%
				6,000,000	5,935,400	5,899,740
Truco Enterprises, LP	Beverage & Food	Senior Secured First Lien Term Loan 8.240% Fixed(4) (8)	4/26/2021	9,949,580	9,949,580	9,949,580	1.3%
				9,949,580	9,949,580	9,949,580
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loan LIBOR + 10.000%, 1.000% Floor(3)	1/30/2020	4,000,000	3,899,083	—	0.0%
				4,000,000	3,899,083	—
U.S. Auto Sales, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loan LIBOR + 11.750%, 1.000% Floor(4) (8) (17)	6/5/2020	5,500,000	5,500,000	5,452,095	0.7%
				5,500,000	5,500,000	5,452,095
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants (7)		—	173	—	0.0%

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
				—	173	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4) (8)	6/13/2019	3,499,128	3,486,054	3,388,590	0.4%
				3,499,128	3,486,054	3,388,590
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured Second Lien Term Loan LIBOR + 7.250%, 1.000% Floor(3) (4)	5/13/2022	20,625,000	18,591,706	10,996,425	1.4%
				20,625,000	18,591,706	10,996,425
Verso Corporation	Media: Advertising, Printing & Publishing	Common Stock (7) (15)		—	2,238,108	1,262,666	0.2%
				—	2,238,108	1,262,666
VOYA CLO 2016-2, LTD.	Multi-Sector Holdings	Subordinated Note 16.185% effective yield(6) (9) (10)	7/19/2028	22,842,661	19,918,800	20,551,542	2.7%
				22,842,661	19,918,800	20,551,542
Watermill-QMC Midco, Inc.	Automotive	Partnership Interest (4) (6) (7)		—	850,136	1,102,626	0.1%
				—	850,136	1,102,626
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loan LIBOR + 6.500%, 1.000% Floor(4) (8)	10/8/2020	4,682,646	4,645,211	4,682,647	0.6%
				4,682,646	4,645,211	4,682,647

Total non-controlled/non-affiliated investments					$921,626,572	$885,400,856	114.5%
Controlled/affiliated investments – 9.5%(16)
Capstone Nutrition	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loan LIBOR + 12.500%, 1.000% Floor, PIK(4) (8) (12)	4/28/2019	25,327,876	22,770,855	16,246,819	2.1%
		Common Stock (4) (7)		—	300,002	—	0.0%
		Common Stock, Class B (4) (7)		—	9	—	0.0%
		Common Stock, Class C (4) (7)		—	—	—	0.0%
				25,327,876	23,070,866	16,246,819
MCM Capital Office Park Holdings LLC	Banking, Finance, Insurance & Real Estate	Equity (6) (7)		—	7,500,000	7,500,000	1.0%
				—	7,500,000	7,500,000
Nomida LLC	Construction & Building	Equity (6) (7)		—	5,400,000	5,400,000	0.7%
		Senior Secured First Lien Term Loan 10.000%(6)	12/1/2020	8,100,000	8,100,000	8,100,000	1.0%
				8,100,000	13,500,000	13,500,000
Sierra Senior Loan Strategy JV I LLC(5)(6)	Multi-Sector Holdings	Equity		60,785,000	60,785,000	60,496,647	7.8%
				60,785,000	60,785,000	60,496,647
Total controlled/affiliated investments					$104,855,866	$97,743,466	12.6%
Money market fund – 3.0%
Federated Institutional Prime Obligations Fund(15)		Money Market 0.49%		22,966,981	22,966,981	22,966,981	3.0%
Total money market fund					$22,966,981	$22,966,981	3.0%
Derivative Instrument - Long Exposure					Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			227,513,679	(13,647,330)
					$227,513,679	$(13,647,330)
___________________________________

(1)	All of the Company's investments are domiciled in the United States except for Atrium Innovations, Inc. and Livingston International, Inc., which are domiciled in Canada.
(2)	Percentage is based on net assets of $773,113,087 as of December 31, 2016.
(3)
The interest rate on these loans is subject to a base rate plus 3 Month “3M” LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(4)	An affiliated Company that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.
(5)	The investment has an unfunded commitment as of December 31, 2016. For further details (see Note 11). Fair value includes an analysis of the unfunded commitment.
(6)
The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940 (the "1940 Act"), as amended. Non-qualifying assets represent 22.4% of the Company's portfolio at fair value.

(7)	Security is non-income producing.
(8)
The interest rate on these loans is subject to a base rate plus 1 Month "1M" LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(9)
Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $113,438,688 or 14.7% of net assets as of December 31, 2016 and are considered restricted.

(10)
This investment is in the equity class of a collateralized loan obligation ("CLO") security. The CLO equity investments are entitled to recurring distributions which are generally equal to the excess cash flow generated from the underlying investments after payment of the contractual payments to debt holders and fund expenses. The current estimated yield is based on the current projections of this excess cash flow taking into account assumptions which have been made regarding expected prepayments, losses and future reinvestment rates. These assumptions are periodically reviewed and adjusted. Ultimately, the actual yield may be higher or lower than the estimated yield if actual results differ from those used for the assumptions.

(11)
Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5) or the Sierra Senior Loan Strategy JV I LLC portfolio (see Note 3). The Company's total exposure to Astro AB Borrower, APCO Holdings, Inc., Inc., Asurion LLC, ConvergeOne Holdings Corp., Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., Preferred Sands Holding Company, LLC, Press Ganey Holdings, and TravelCLICK, Inc. is $7,020,932 or 0.9%, 9,123,869 or 1.2%, $8,082,500 or 1.0%, $14,962,500 or 1.9%, $12,427,662 or 1.6%, $8,708,549 or 1.1%, $4,502,200 or 0.6%, $6,199,301 or 0.8%, $15,930,005 or 2.1%, and $10,585,217 or 1.4%, respectively, of Net Assets as of December 31, 2016.

(12)	The investment was on non-accrual status as of December 31, 2016.
(13)	Represents securities in Level 2 in the ASC 820 table (see Note 4).
(14)
The interest rate on these loans is subject to a base rate plus 6 month "6M" LIBOR, which at December 31, 2016 was 1.32%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(15)	Represents securities in Level 1 in the ASC 820 table (see Note 4).
(16)
Control Investments are defined by the Investment Company Act of 1940 ("1940 Act") as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

(17)	A portion of this investment was sold via a participation agreement

See accompanying notes to consolidated financial statements.

Sierra Income Corporation
Consolidated Schedule of Investments
As of December 31, 2015

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Non-controlled/non-affiliated investments – 127.5%
AAR Intermediate Holdings, LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 14.000%, 1.000% Floor(3)(4)(5)	3/30/2019	$11,622,797	$11,082,071	$6,241,367	0.9%
		Warrants to purchase 0.625% of outstanding company equity(4)(6)	3/30/2019	—	790,778	—	—%
				11,622,797	11,872,849	6,241,367
Access Media Holding LLC	Media: Broadcasting & Subscription	Common Stock(4)(6)		—	—	—	—%
		Preferred Equity 12.000%(4)		1,432,412	1,432,413	500,893	0.1%
		Senior Secured First Lien Term Loans 5.000%, 5.000% PIK(4)	7/22/2020	6,678,501	6,678,501	6,678,501	1.0%
				8,110,913	8,110,914	7,179,394
Advanced Diagnostic Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 8.750%, 0.875% Floor(3)(4)	12/11/2020	15,554,250	15,554,250	15,554,250	2.3%
				15,554,250	15,554,250	15,554,250
AESC Holding Corp., Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor(3)(4)	5/27/2019	7,000,000	7,000,000	7,000,000	1.0%
				7,000,000	7,000,000	7,000,000
Alpha Media LLC	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(8)(9)	4/30/2021	9,179,127	9,179,127	9,179,127	1.4%
				9,179,127	9,179,127	9,179,127
American Beacon Advisors, Inc.(10)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor(9)	4/30/2023	6,000,000	5,886,884	5,937,982	0.9%
				6,000,000	5,886,884	5,937,982
Anaren, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(9)	8/18/2021	10,000,000	9,918,443	9,642,999	1.4%
				10,000,000	9,918,443	9,642,999
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor(3)	8/29/2019	2,431,439	2,422,081	2,431,439	0.4%
				2,431,439	2,422,081	2,431,439
Associated Asphalt Partners, LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 8.500%(7)(11)	2/15/2018	1,778,000	1,785,989	1,786,890	0.3%
				1,778,000	1,785,989	1,786,890
Asurion, LLC(10)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor(9)	3/3/2021	7,000,000	6,942,069	6,100,440	0.9%
				7,000,000	6,942,069	6,100,440

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Atrium Innovations, Inc.(12)	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 6.750%, 1.000% Floor(9)	8/13/2021	$5,000,000	$4,979,955	$4,256,250	0.6%
				5,000,000	4,979,955	4,256,250
Aviation Technical Services, Inc.	Aerospace & Defense	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor(3)(4)	3/31/2022	22,500,000	22,500,000	22,500,000	3.3%
				22,500,000	22,500,000	22,500,000
Backcountry.com, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 7.250%, 1.000% Floor(3)(4)	6/30/2020	35,029,079	35,029,079	34,971,465	5.2%
				35,029,079	35,029,079	34,971,465
Bennu Oil & Gas, LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.250% Floor, 2.500% PIK(9)	11/1/2018	5,574,581	5,571,210	1,700,247	0.3%
				5,574,581	5,571,210	1,700,247
Birch Communications, Inc.	Telecommunications	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor(4)(9)	7/18/2020	14,531,250	14,306,446	14,089,203	2.1%
				14,531,250	14,306,446	14,089,203
Black Angus Steakhouses LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor(3)(4)(8)	4/24/2020	21,043,527	21,043,527	20,959,730	3.1%
				21,043,527	21,043,527	20,959,730
Brundage-Bone Concrete Pumping, Inc.	Construction & Building	Senior Secured First Lien Notes 10.375%(7)	9/1/2021	7,500,000	7,625,073	7,428,542	1.1%
				7,500,000	7,625,073	7,428,542
Capstone Nutrition	Healthcare & Pharmaceuticals	Common Stock(4)(6)		—	300,000	—	—%
		Common Stock, Class B(4)(6)		—	9	9	—%
		Common Stock, Class C(4)(6)		—	—	—	—%
		Senior Secured First Lien Term Loans LIBOR + 11.500%, 1.000% Floor, 1.000% PIK(4)(9)	4/28/2019	18,702,625	18,702,625	13,839,943	2.1%
				18,702,625	19,002,634	13,839,952
Charming Charlie, Inc.	Retail	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(9)	12/24/2019	8,855,113	8,870,568	8,323,648	1.2%
				8,855,113	8,870,568	8,323,648
Collective Brands Finance, Inc.(10)	Retail	Senior Secured Second Lien Term Loans LIBOR + 7.500%, 1.000% Floor(9)	3/11/2022	6,000,000	6,016,708	2,517,288	0.4%
				6,000,000	6,016,708	2,517,288
ContMid Intermediate, Inc.	Automotive	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor(3)(4)	10/25/2019	27,908,193	27,908,193	27,648,200	4.1%
				27,908,193	27,908,193	27,648,200

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 1.000% Floor(3)(4)	6/17/2021	$12,500,000	$12,395,454	$12,109,427	1.8%
				12,500,000	12,395,454	12,109,427
Cornerstone Chemical Company	Chemicals, Plastics & Rubber	Senior Secured First Lien Notes 9.375%(7)(11)	3/15/2018	2,500,000	2,562,636	2,253,125	0.3%
				2,500,000	2,562,636	2,253,125
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor(4)(9)	9/30/2020	3,000,000	3,000,000	3,000,000	0.4%
				3,000,000	3,000,000	3,000,000
CRGT, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(4)(9)	12/19/2020	4,813,291	4,813,291	4,791,015	0.7%
				4,813,291	4,813,291	4,791,015
DHISCO Electronic Distribution, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 9.000% PIK, 1.500% Floor(3)(4)	2/10/2018	4,030,023	4,030,023	4,022,550	0.6%
		Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.500% Floor(3)(4) 8)	11/10/2019	19,523,810	19,523,810	19,569,138	2.9%
		Warrants to purchase 4.2% of the outstanding equity(4) 6)	2/10/2018	—	769,231	1,640,082	0.2%
				23,553,833	24,323,064	25,231,770
Drew Marine Partners, LP	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.000%, 1.000% Floor(9)	5/19/2021	10,000,000	10,066,712	9,539,857	1.4%
				10,000,000	10,066,712	9,539,857
Dynamic Energy Services International LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(4)(13)	3/6/2018	9,125,000	9,125,000	8,841,760	1.3%
				9,125,000	9,125,000	8,841,760
EarthLink, Inc.(12)	Telecommunications	Senior Secured First Lien Notes 7.375%(7)(11)	6/1/2020	2,450,000	2,440,823	2,495,937	0.4%
				2,450,000	2,440,823	2,495,937
First Boston Construction Holdings, LLC	Banking, Finance,	Preferred Equity(4)(6)		—	878,907	878,907	0.1%
	Insurance & Real Estate	Senior Secured First Lien Notes 12.000%(4)(8)	12/31/2020	3,515,625	3,515,625	3,515,629	0.5%
				3,515,625	4,394,532	4,394,536
FKI Security Group LLC	Capital Equipment	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(3)(4)	3/30/2020	14,812,500	14,812,500	14,479,785	2.1%
				14,812,500	14,812,500	14,479,785
Frontier Communications Corp.(12)	Telecommunications	Senior Secured First Lien Notes 10.250%(7)(11)	9/15/2022	2,000,000	2,000,000	1,992,500	0.3%
				2,000,000	2,000,000	1,992,500

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Gastar Exploration USA, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 8.625%(7)(11)	5/15/2018	$5,400,000	$5,409,861	$2,828,250	0.4%
				5,400,000	5,409,861	2,828,250
Genex Holdings, Inc.(10)	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor(9)	5/30/2022	9,500,000	9,528,566	9,269,729	1.4%
				9,500,000	9,528,566	9,269,729
GK Holdings, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.000% Floor(3)	1/20/2022	10,000,000	10,000,000	9,505,351	1.4%
				10,000,000	10,000,000	9,505,351
Green Field Energy Services, Inc.	Energy: Oil & Gas	Senior Secured First Lien Notes 13.000%(4)(5)(7)	11/15/2016	766,616	754,768	157,156	—%
		Warrants/Equity(4)(6)		—	29,000	—	—%
				766,616	783,768	157,156
GTCR Valor Companies, Inc.	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(9)	5/30/2021	2,913,869	2,889,196	2,893,847	0.4%
		Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor(9)	11/30/2021	4,000,000	3,965,863	3,876,807	0.6%
				6,913,869	6,855,059	6,770,654
HBC Holdings, LLC	Wholesale	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor(4)(9)	3/30/2020	14,812,500	14,812,500	14,025,813	2.1%
				14,812,500	14,812,500	14,025,813
Heligear Acquisition Co.	Aerospace & Defense	Senior Secured First Lien Notes 10.250%(4)(7)	10/15/2019	15,000,000	15,000,000	15,209,164	2.3%
				15,000,000	15,000,000	15,209,164
Hill International, Inc.(12)	Construction & Building	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor(4)(9)	9/26/2020	16,787,500	16,787,500	16,524,481	2.5%
				16,787,500	16,787,500	16,524,481
Holland Acquisition Corp.	Energy: Oil & Gas	Senior Secured First Lien Term Loans LIBOR + 9.000%, 1.000% Floor(9)	5/29/2018	4,550,691	4,497,331	3,952,221	0.6%
				4,550,691	4,497,331	3,952,221
Ignite Restaurant Group, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.000%, 1.000% Floor(9)	2/13/2019	9,310,973	9,204,898	9,192,804	1.4%
				9,310,973	9,204,898	9,192,804
IHS Intermediate, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(9)	7/20/2022	25,000,000	25,000,000	25,000,000	3.7%
				25,000,000	25,000,000	25,000,000
Interface Security Systems, Inc.	Services: Consumer	Senior Secured First Lien Notes 9.250%(7)(11)	1/15/2018	3,417,000	3,449,657	3,348,660	0.5%
				3,417,000	3,449,657	3,348,660

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Invision Diversified, LLC	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(3)(4)	6/30/2020	$24,875,000	$24,875,000	$24,658,836	3.7%
				24,875,000	24,875,000	24,658,836
IPS Corporation	Wholesale	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor(14)	2/5/2021	9,875,139	9,875,139	9,527,050	1.4%
				9,875,139	9,875,139	9,527,050
IronGate Energy Services, LLC	Energy: Oil & Gas	Senior Secured First Lien Notes 11.000%(7)	7/1/2018	3,000,000	2,968,199	1,639,824	0.2%
				3,000,000	2,968,199	1,639,824
Isola USA Corp.(10)	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.000% Floor(9)	11/29/2018	5,723,899	5,815,211	5,046,729	0.7%
				5,723,899	5,815,211	5,046,729
JAC Holding Corp.	Automotive	Senior Secured First Lien Notes 11.500%(4)(7)	10/1/2019	12,000,000	12,000,000	12,182,259	1.8%
				12,000,000	12,000,000	12,182,259
Jordan Reses Supply Company, LLC	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans LIBOR + 11.000%, 1.000% Floor(3)(4)	4/24/2020	5,000,000	5,000,000	4,996,309	0.7%
				5,000,000	5,000,000	4,996,309
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.000% Floor(9)	5/22/2019	6,475,000	6,404,231	6,266,994	0.9%
				6,475,000	6,404,231	6,266,994
Livingston International, Inc.(10)(12)	Transportation: Cargo	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.250% Floor(9)	4/18/2020	2,658,504	2,654,864	2,453,765	0.4%
				2,658,504	2,654,864	2,453,765
LTCG Holdings Corp.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 5.000%, 1.000% Floor(9)	6/6/2020	2,838,571	2,827,577	2,635,361	0.4%
				2,838,571	2,827,577	2,635,361
Miller Heiman, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 5.750%, 1.000% Floor(9)	9/30/2019	24,062,500	24,062,500	22,595,225	3.4%
				24,062,500	24,062,500	22,595,225
Nathan’s Famous, Inc.	Beverage & Food	Senior Secured First Lien Notes 10.000%	3/15/2020	7,000,000	7,000,000	7,344,926	1.1%
				7,000,000	7,000,000	7,344,926
Nation Safe Drivers Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 8.000%, 2.000% Floor(4)(9)	9/29/2020	20,676,479	20,676,479	20,357,441	3.0%
				20,676,479	20,676,479	20,357,441
New Media Holdings II, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.250%, 1.000% Floor(9)	6/4/2020	18,228,044	18,210,156	17,977,409	2.7%
				18,228,044	18,210,156	17,977,409

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Newpage Corp.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 8.250%, 1.250% Floor(5)(9)	2/11/2021	$9,750,000	$9,648,176	$3,503,868	0.5%
				9,750,000	9,648,176	3,503,868
Northern Lights MIDCO, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans LIBOR + 9.500%, 1.500% Floor(3)(4)	11/21/2019	4,523,750	4,523,750	4,588,252	0.7%
				4,523,750	4,523,750	4,588,252
Novetta Solutions LLC	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 8.500%, 1.000% Floor(3)	10/15/2023	11,000,000	10,892,695	10,890,000	1.6%
				11,000,000	10,892,695	10,890,000
Omnitracs, Inc.	High Tech Industries	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor(9)	5/25/2021	7,000,000	7,012,936	6,710,175	1.0%
				7,000,000	7,012,936	6,710,175
Oxford Mining Company, LLC	Metals & Mining	Senior Secured First Lien Term Loans LIBOR + 8.500%, 0.750% Floor, 3.000% PIK(4)(9)	12/31/2018	20,288,028	20,288,028	19,383,182	2.9%
				20,288,028	20,288,028	19,383,182
Physiotherapy Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans LIBOR + 4.750%, 1.000% Floor(9)	6/4/2021	7,481,250	7,481,250	7,471,986	1.1%
				7,481,250	7,481,250	7,471,986
Reddy Ice Corporation	Beverage & Food	Senior Secured Second Lien Term Loans LIBOR + 9.500%, 1.250% Floor(4)(9)	11/1/2019	2,000,000	2,000,000	1,548,874	0.2%
				2,000,000	2,000,000	1,548,874
Research Now Group, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 8.750%, 1.000% Floor(9)	3/18/2022	15,000,000	15,000,000	14,283,218	2.1%
				15,000,000	15,000,000	14,283,218
Response Team Holdings, LLC	Construction & Building	Preferred Equity 12% PIK(4)	3/28/2019	3,430,847	3,173,440	3,267,264	0.5%
		Senior Secured First Lien Term Loans LIBOR + 8.500%, 2.000% Floor, 1.000% PIK(3)(4)	3/28/2019	16,161,908	16,161,908	16,298,673	2.4%
		Warrants to purchase 3.70% of the outstanding common units(4)(6)		—	257,407	895,051	0.1%
				19,592,755	19,592,755	20,460,988
School Specialty, Inc.	Wholesale	Senior Secured First Lien Term Loans LIBOR + 8.500%, 1.000% Floor(3)	6/11/2019	10,087,334	10,035,592	9,943,063	1.5%
				10,087,334	10,035,592	9,943,063
Ship Supply Acquisition Corporation	Services: Business	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(3)(4)(8)	7/31/2020	24,687,500	24,687,500	24,687,499	3.7%
				24,687,500	24,687,500	24,687,499

See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Sizzling Platter, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans LIBOR + 7.500%, 1.000% Floor(9)	4/28/2020	$15,000,000	$15,000,000	$14,865,921	2.2%
				15,000,000	15,000,000	14,865,921
Software Paradigms International Group, LLC	High Tech Industries	Senior Secured First Lien Term Loans LIBOR + 8.000%, 1.000% Floor(4)(8)(9)	5/22/2020	32,098,298	32,098,298	32,044,613	4.8%
				32,098,298	32,098,298	32,044,613
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term Loans LIBOR + 6.000%, 1.000% Floor(3)(4)	3/16/2020	2,677,738	2,677,738	2,635,463	0.4%
				2,677,738	2,677,738	2,635,463
Survey Sampling International, LLC	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 9.000%, 1.000% Floor(9)	12/16/2021	24,000,000	24,000,000	22,978,470	3.4%
				24,000,000	24,000,000	22,978,470
Techniplas LLC	Automotive	Senior Secured First Lien Notes 10.000%(7)(11)	5/1/2020	6,000,000	6,000,000	4,290,000	0.6%
				6,000,000	6,000,000	4,290,000
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(3)	5/22/2021	9,875,000	9,829,704	9,865,262	1.5%
				9,875,000	9,829,704	9,865,262
TouchTunes Interactive Networks, Inc.	Media: Diversified & Production	Senior Secured Second Lien Term Loans LIBOR + 8.250%, 1.000% Floor(9)	5/29/2022	7,500,000	7,500,000	7,222,625	1.1%
				7,500,000	7,500,000	7,222,625
TravelCLICK, Inc.(10)	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor(9)	11/6/2021	6,000,000	5,924,246	5,663,438	0.8%
				6,000,000	5,924,246	5,663,438
True Religion Apparel, Inc.	Retail	Senior Secured Second Lien Term Loans LIBOR + 10.000%, 1.000% Floor(13)	1/30/2020	4,000,000	3,875,200	144,856	—%
				4,000,000	3,875,200	144,856
U.S. Auto Sales Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured Second Lien Term Loans LIBOR + 10.500%, 1.000% Floor(3)(4)	6/8/2020	5,500,000	5,500,000	5,402,354	0.8%
				5,500,000	5,500,000	5,402,354
U.S. Well Services, LLC	Energy: Oil & Gas	Warrants(6)	2/21/2019	—	173	—	—%
				—	173	—
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans LIBOR + 5.500%, 1.000% Floor(9)	6/13/2019	4,682,801	4,658,352	4,516,541	0.7%
				4,682,801	4,658,352	4,516,541
Velocity Pooling Vehicle, LLC	Automotive	Senior Secured Second Lien Term Loans LIBOR + 7.250%, 1.000% Floor(4)(9)	5/14/2022	20,625,000	18,245,261	14,441,745	2.1%
				20,625,000	18,245,261	14,441,745
 See accompanying notes to consolidated financial statements.

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Cost	Fair Value	% of Net Assets(2)
Vestcom International, Inc.	Services: Business	Senior Secured Second Lien Term Loans LIBOR + 7.750%, 1.000% Floor(13)	9/30/2022	$5,000,000	$5,000,000	$4,947,615	0.7%
				5,000,000	5,000,000	4,947,615
Watermill-QMC Midco, Inc.	Automotive	Equity(4)(6)		—	514,195	661,630	0.1%
		Senior Secured First Lien Term Loans 12.000%, 1.000% PIK(4)	6/30/2020	26,657,799	26,657,799	26,683,851	4.0%
				26,657,799	27,171,994	27,345,481
YP LLC(10)	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans LIBOR + 6.750%, 1.250% Floor(9)	6/4/2018	3,130,435	3,153,210	3,091,531	0.5%
				3,130,435	3,153,210	3,091,531
Z Gallerie, LLC	Retail	Senior Secured First Lien Term Loans LIBOR + 6.500%, 1.000% Floor(13)	10/8/2020	4,730,307	4,684,722	4,688,655	0.7%
				4,730,307	4,684,722	4,688,655
Total non-controlled/non-affiliated investments					$911,640,087	$859,500,211	127.5%
Controlled/affiliated investments(15) – 7.1%(1)(2)
Nomida LLC	Construction &	Equity(6)		—	5,400,000	5,400,000	0.8%
	Building	Senior Secured First Lien Term Loans 10.000%	12/1/2020	8,100,000	8,100,000	8,100,042	1.2%
				8,100,000	13,500,000	13,500,042
Sierra Senior Loan Strategy JV I LLC	Multi-Sector Holdings	Equity		34,272,500	34,272,500	34,362,191	5.1%
				34,272,500	34,272,500	34,362,191
Total controlled/affiliated investments					$47,772,500	$47,862,233	7.1%
Money market fund – 2.3%
Federated Prime Obligations Fund		Money Market 0.01%		$15,456,069	$15,456,069	$15,456,069	2.3%
Total money market fund					$15,456,069	$15,456,069	2.3%
Derivative Instrument - Long Exposure					Notional Amount	Unrealized Appreciation (Depreciation)
Total return swap with Citibank, N.A. (Note 5)		Total Return Swap			$206,455,990	$(27,365,819)
					$206,455,990	$(27,365,819)
See accompanying notes to consolidated financial statements.

___________________________________

(1)	All of the Company’s investments are domiciled in the United States except for Atrium Innovations, Inc. and Livingston International, Inc. which are domiciled in Canada.

(2)	Percentage is based on net assets of $674,124,099 as of December 31, 2015.

(3)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(4)	An affiliated fund that is managed by an affiliate of SIC Advisors LLC also holds an investment in this security.

(5)	The investment was on non-accrual status as of December 31, 2015. Security is non-income producing.

(6)
Securities are exempt from registration under Rule 144A of the Securities Act of 1933. These securities represent a fair value of $55,612,309 and 14.8% of net assets as of December 31, 2015 and are considered restricted.

(7)	The investment has an unfunded commitment as of December 31, 2015. For further details see Note 11. Fair value includes an analysis of the unfunded commitment.

(8)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(9)
Security is also held in the underlying portfolio of the total return swap with Citibank, N.A. (see Note 5). The Company’s total exposure to American Beacon Advisors, Inc., Asurion, LLC, Collective Brands Finance, Inc., Genex Holdings, Inc., Isola USA Corp., Livingston International, Inc., TravelCLICK, Inc., and YP LLC is $6,930,495 or 1.0%, $10,824,121 or 1.6%, $8,405,126 or 1.2%, $12,227,341 or 1.8%, $8,814,354 or 1.3%, $4,423,208 or 0.7%, $15,382,512 or 2.3%, $6,245,444 or 0.9%, respectively, of Net Assets as of December 31, 2016.

(10)	Represents securities in Level 2 in the ASC 820 table (see Note 4).

(11)	The investment is not a qualifying asset under Section 55 of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 4.1% of the Company’s portfolio at fair value.

(12)
The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(13)
The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(14)
Control Investments are defined by the Investment Company Act of 1940 (“1940 Act”) as investments in companies in which the Company owns more than 25% of the voting securities or maintains greater than 50% of the board representation.

See accompanying notes to consolidated financial statements.

SIERRA INCOME CORPORATION
Notes to Consolidated Financial Statements
December 31, 2016
Note 1. Organization

Sierra Income Corporation (the “Company”) was incorporated under the general corporation laws of the State of Maryland on June 13, 2011 and formally commenced operations on April 17, 2012. The Company is an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the "1940 Act"). The Company is externally managed by SIC Advisors LLC (“SIC Advisors”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). SIC Advisors is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm (NYSE: MDLY), which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC. The term “Medley” refers to the collective activities of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, SIC Advisors, associated investment funds and their respective affiliates. The Company has elected and intends to continue to qualify to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s fiscal year-end is December 31st.
On April 17, 2012, the Company successfully reached its minimum escrow requirement and officially commenced operations by issuing 1,108,033 shares of common stock to SIC Advisors for gross proceeds of $10,000,000. The Company’s offering period is currently scheduled to terminate on April 17, 2018, unless further extended. As of December 31, 2016, the Company has sold a total of 94,666,418 shares of common stock, which includes shares issued as part of the distribution reinvestment plan (see Note 13), for total proceeds of $975 million, which includes the shares sold to SIC Advisors. The proceeds from the issuance of common stock are presented in the Company’s consolidated statements of changes in net assets and consolidated statements of cash flows and are presented net of selling commissions and dealer manager fees.
On August 15, 2013, the Company formed Arbor Funding LLC ("Arbor"), a wholly-owned financing subsidiary (see Note 5).
On June 18, 2014, the Company formed Alpine Funding LLC ("Alpine"), a wholly-owned financing subsidiary (see Note 6).
The Company has formed and expects to continue to form certain taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for U.S. federal income tax purposes. These Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under the Code.
The Company’s investment objective is to generate current income, and to a lesser extent, long-term capital appreciation. The Company intends to meet its investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on senior secured debt, second lien debt and, to a lesser extent, subordinated debt. The Company will originate transactions sourced through SIC Advisors’ direct origination network, and also expects to acquire debt securities through the secondary market. The Company may make equity investments in companies that it believes will generate appropriate risk adjusted returns, although it does not expect such investments to be a substantial portion of the portfolio.

Note 2. Significant Accounting Policies
Basis of Presentation
The Company follows the accounting and reporting guidance in the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 946 - Financial Services, Investment Companies ("ASC 946"). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”) and includes the accounts of the Company and its wholly-owned subsidiaries, Alpine, Arbor, and the Taxable Subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. All references made to the “Company,” “we,” and “us” herein include Sierra Income Corporation and its consolidated subsidiaries, except as stated otherwise.
Additionally, the accompanying consolidated financial statements of the Company and related financial information have been prepared pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. In the opinion of management, the audited financial results included herein contain all adjustments and reclassifications, which are of a normal recurring nature, that are necessary for the fair presentation of financial statements for the periods included herein.
Cash and Cash Equivalents
The Company considers cash equivalents to be highly liquid investments or investments with original maturities of three months or less. Cash and cash equivalents include deposits in a money market account. The Company deposits its cash in major United States financial institutions which, at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits.

Offering Costs
Offering costs incurred directly by the Company are expensed in the period incurred. See Note 7 regarding offering costs paid for by SIC Advisors and any related reimbursements by the Company.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates
Deferred Financing Costs
Financing costs, incurred in connection with the Company’s credit facilities (see Note 6), are deferred and amortized over the life of each facility, respectively.
Indemnification
In the normal course of business, the Company enters into contractual agreements that provide general indemnifications against losses, costs, claims and liabilities arising from the performance of individual obligations under such agreements. The Company has had no claims or payments pursuant to such agreements. The Company’s individual maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on management’s experience, the Company expects the risk of loss to be remote.
Revenue Recognition
Interest income, adjusted for amortization of premiums and accretion of discounts, is recorded on an accrual basis. The Company records amortized or accreted discounts or premiums as interest income using the effective interest method. Dividend income, which represents dividends from equity investments and distributions from subsidiaries, if any, is recognized on an accrual basis to the extent that the Company expects to collect such amount.
Fee income associated with investments in portfolio companies are recognized as income in the period that the Company becomes entitled to such fees. Other fees related to loan administration requirements are capitalized as deferred revenue and recorded into income over the respective period.
Prepayment penalties received by the Company for debt instruments paid back to the Company prior to the maturity date are recorded as income upon receipt.
The Company holds debt investments that contain a payment-in-kind (“PIK”) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. For the years ended December 31, 2016, 2015 and 2014 the Company earned $3,230,135, $2,973,290 and $382,780 in PIK interest, respectively.
Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are measured by the difference between the net proceeds from the disposition and the amortized cost basis of investment, without regard to unrealized gains or losses previously recognized. During the years ended December 31, 2016 and 2015, the Company recognized $15,548,224 and $0 in realized losses related to certain non-cash restructuring transactions, which is recorded on the consolidated statements of operations as a component of net realized gain/(loss) from non-controlled/non-affiliated investments. The Company reports changes in fair value of investments that are measured at fair value as a component of the net change in unrealized appreciation/(depreciation) on investments in the consolidated statements of operations. For total return swap transactions (see Note 5), periodic payments are received or made at the end of each settlement period, but prior to settlement are recorded as realized gains or losses on total return swap in the consolidated statements of operations.
Management reviews all loans that become 90 days or more past due on principal and interest or when there is reasonable doubt that principal or interest will be collected for possible placement on management's designation of non-accrual status. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although the Company may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection. As of December 31, 2016, seven portfolio investments were on non-accrual status with a cost of $57,135,673 and a fair value of

$35,022,807 or 3.56% of the fair value of the Company's portfolio. As of December 31, 2015, three portfolio investments were on non-accrual status with a cost of $21,485,015 and a fair value of $9,902,391 or 1.09% of the fair value of the Company's portfolio.

Interest income from investments in the “equity” class of a CLO security (typically subordinated notes) is recorded based upon an estimation of an effective yield to expected maturity utilizing assumed cash flows in accordance with ASC 325-40, Beneficial Interests in Securitized Financial Assets. The Company monitors the expected cash flows from these investments, including the expected residual payments, and the effective yield is determined and updated periodically.
Investment Classification
The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, the Company would be deemed to “control” a portfolio company if it owns more than 25% of its outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company. The Company refers to such investments in portfolio companies that it “controls” as “Controlled Investments.” Under the 1940 Act, the Company would be deemed to be an “Affiliated Person” of a portfolio company if it owns at least 5%, but no more than 25%, of the portfolio company’s outstanding voting securities or if it is under common control with such portfolio company. The Company refers to such investments in Affiliated Persons as “Affiliated Investments.”
Valuation of Investments
The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.
Investments for which market quotations are readily available are valued at such market quotations, which are generally obtained from an independent pricing service or multiple broker-dealers or market makers. The Company weighs the use of third-party broker quotations, if any, in determining fair value based on management's understanding of the level of actual transactions used by the broker to develop the quote and whether the quote was an indicative price or binding offer. However, debt investments with remaining maturities within 60 days that are not credit impaired are valued at cost plus accreted discount, or minus amortized premium, which approximates fair value. Investments for which market quotations are not readily available are valued at fair value as determined by the Company’s board of directors based upon input from management and third party valuation firms. Because these investments are illiquid and because there may not be any directly comparable companies whose financial instruments have observable market values, these loans are valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all loans and through time.
Investments in investment companies are valued at fair value. Fair values are generally determined utilizing the net asset value ("NAV") supplied by, or on behalf of, management of each investment company, which is net of management and incentive fees or allocations charged by the investment company and is in accordance with the "practical expedient", as defined by ASC 820. NAVs received by, or on behalf of, management of each investment company are based on the fair value of the investment company's underlying investments in accordance with policies established by management of each investment company, as described in each of their financial statements and offering memorandum.
The methodologies utilized by the Company in estimating its fair value of its investments categorized as Level 3 generally fall into the following two categories:

•
The “Market Approach” uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities, such as a business.

•
The “Income Approach” converts future amounts (for example, cash flows or income and expenses) to a single current (that is, discounted) amount. When the Income Approach is used, the fair value measurement reflects current market expectations about those future amounts.

The Company uses third-party valuation firms to assist the board of directors in the valuation of its portfolio investments. The valuation reports generated by the third-party valuation firms consider the evaluation of financing and sale transactions with third parties, expected cash flows and market based information, including comparable transactions, performance multiples, and movement in yields of debt instruments, among other factors. Based on market data obtained from the third-party valuation firms, the Company uses a combined market yield analysis and an enterprise model of valuation. In applying the market yield analysis, the value of the

Company’s loans is determined based upon inputs such as the coupon rate, current market yield, interest rate spreads of similar securities, the stated value of the loan, and the length to maturity. In applying the enterprise model, the Company uses a waterfall analysis which takes into account the specific capital structure of the borrower and the related seniority of the instruments within the borrower’s capital structure into consideration. To estimate the enterprise value of the portfolio company, the Company weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, the Company may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities using an expected recovery model. The Company may estimate the fair value of warrants based on a model such as the Black-Scholes model or simulation models or a combination thereof.
The methodologies and information that the Company utilizes when applying the Market Approach for performing investments includes, among other things:

•	valuations of comparable public companies (“Guideline Comparable Approach”);

•	recent sales of private and public comparable companies (“Guideline Comparable Approach”);

•	recent acquisition prices of the company, debt securities or equity securities (“Acquisition Price Approach”);

•	external valuations of the portfolio company, offers from third parties to buy the company (“Estimated Sales Proceeds Approach”);

•	subsequent sales made by the company of its investments (“Expected Sales Proceeds Approach”); and

•	estimating the value to potential buyers.
The methodologies and information that the Company utilizes when applying the Income Approach for performing investments includes:

•	discounting the forecasted cash flows of the portfolio company or securities (“Discounted Cash Flow” or “DCF” Approach”); and

•	Black-Scholes model or simulation models or a combination thereof (Income Approach – Option Model) with respect to the valuation of warrants.
Over-the-counter derivative contracts, such as total return swaps (see Note 5) are fair valued using models that measure the change in fair value of reference assets underlying the swaps offset against any fees payable to the swap counterparty. The fair values of the reference assets underlying the swaps are determined using similar methods as described above for debt and equity investments where the Company also invests directly in such assets
The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	the Company’s quarterly valuation process begins with each portfolio investment being initially valued by the valuation professionals;

•	conclusions are then documented and discussed with senior management; and

•
an independent valuation firm engaged by the Company’s board of directors prepares an independent valuation report for approximately one-third of the portfolio investments each quarter on a rotating quarterly basis on non-fiscal year-end quarters, such that each of these investments will be valued by an independent valuation firm at least twice per annum when combined with the fiscal year-end review of all the investments by independent valuation firms.

In addition, all of the Company’s investments are subject to the following valuation process:

•	management reviews preliminary valuations and its own independent assessment;

•	the independent audit committee of the Company’s board of directors reviews the preliminary valuations of senior management and independent valuation firms; and

•
the Company’s board of directors discusses valuations and determines the fair value of each investment in the Company’s portfolio in good faith based on the input of SIC Advisors, the respective independent valuation firms and the audit committee.

The Company’s investments in subordinated notes are carried at fair value, which is based on a discounted cash flow model. The discounted cash flow model models both the underlying collateral (“assets”) and the liabilities of the collateralized loan obligation (“CLO”) capital structure. The discounted cash flow model uses a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated cash flows of the assets. The discounted cash flow model distributes the asset cash flows to the liability structure based on the payment priorities and discounts them back using appropriate market discount rates based on discount rates for comparable CLOs. The assumptions are based on available market data as well as management estimates. Additional data is used to validate the results from the discounted cash flow method, such as analysis of relevant data observed in the CLO market, review of quotes, where available, recent acquisitions and observable transactions in the subordinated notes, among other factors.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material.
Fair Value of Financial Instruments
The carrying amounts of certain of the Company’s financial instruments, including cash and accounts payable and accrued expenses, approximate fair value due to their short-term nature. The carrying amounts and fair values of the Company’s long-term obligations are discussed in Note 4.
U.S. Federal Income Taxes
The Company has elected to be treated as a RIC under subchapter M of the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. In order to qualify as a RIC, among other things, the Company is required to meet certain source of income and asset diversification requirements and timely distribute to its stockholders at least 90% of the sum of its investment company taxable income ("ICTI") including PIK, as defined by the Code, and net tax-exempt interest income (which is the excess of the Company’s gross tax-exempt interest income over certain disallowed deductions) for each taxable year in order to be eligible for tax treatment under subchapter M of the Code. Depending on the level of ICTI earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI.
The Company will be subject to a nondeductible U.S. federal excise tax of 4% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. To the extent the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for U.S. federal excise tax purposes, the Company accrues U.S. federal excise tax, if any, on estimated excess taxable income as taxable income is earned.
The Company’s Taxable Subsidiaries accrue income taxes payable based on the applicable corporate rates on the unrealized gains generated by the investments held by the Taxable Subsidiaries. As of December 31, 2016 and 2015, the Company recorded a deferred tax liability of $244,622 and $298,827, respectively, on the consolidated statements of assets and liabilities. The change in deferred tax liabilities is included as a component of net gain/(loss) on investments and total return swap on investments in the consolidated statements of operations.
ICTI generally differs from net investment income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. The Company may be required to recognize ICTI in certain circumstances in which it does not receive cash. For example, if the Company holds debt obligations that are treated under applicable tax rules as having original issue discount, the Company must include in ICTI each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. The Company may also have to include in ICTI other amounts that it has not yet received in cash, such as 1) PIK interest income and 2) interest income from investments that have been classified as non-accrual for financial reporting purposes. Interest income on non-accrual investments is not recognized for financial reporting purposes, but generally is recognized in ICTI. Because any original issue discount or other amounts accrued will be included in the Company’s ICTI for the year of accrual, the Company may be required to make a distribution to its stockholders in order to satisfy the minimum distribution requirements, even though the Company will not have received and may not ever receive any corresponding cash amount. ICTI also excludes net unrealized appreciation or depreciation, as investment gains or losses are not included in taxable income until they are realized.
Although the Company files federal and state tax returns, the Company's major tax jurisdiction is the United States federal jurisdiction. The Company’s federal tax returns from inception-to-date remain subject to examination by the Internal Revenue Service.
The Company accounts for income taxes in conformity with ASC Topic 740 - Income Taxes (“ASC 740”). ASC 740 provides guidelines for how uncertain tax positions should be recognized, measured, presented and disclosed in financial statements. ASC

740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statements of operations. There were no interest or penalties due to material uncertain income tax positions at December 31, 2016, 2015 and 2014.
Permanent differences between ICTI and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the years ended December 31, 2016, 2015 and 2014, the Company reclassified for book purposes amounts arising from permanent book/tax differences related to the different tax treatment of realized gain/(loss) on swaps, defaulted bonds, partnership basis adjustments and certain fee income as follows:

	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
Capital in excess of par value	$—	$—	$6,728
Accumulated undistributed net investment income (loss)	7,210,862	5,462,354	5,771,555
Accumulated net realized gain (loss) from investments	(7,210,862)	(5,462,354)	(5,778,283)
The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the years ended December 31, 2016, 2015 and 2014:

	2016		2015		2014
Source of Distribution	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income	$68,596,940	100.0%	$40,302,852	70.9%	$20,880,983	72.5%
Net realized gain	—	—	441,052	0.8	1,192,159	4.2
Return of capital (other)	—	—	16,060,726	28.3	6,719,353	23.3
Distributions on a tax basis:	$68,596,940	100.0%	$56,804,630	100.0%	$28,792,495	100.0%
For U.S. federal income tax purposes, the cost of investments owned as of December 31, 2016, 2015 and 2014 was $1,026,556,117, $954,019,208 and $615,465,538, respectively. For the year ended December 31, 2016, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $10,295,224 and $53,707,019, respectively, resulting in net unrealized depreciation of $43,411,795. For the year ended December 31, 2015, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $3,009,097 and $49,665,861, respectively, resulting in net unrealized depreciation of $46,656,764. For the year ended December 31, 2014, gross unrealized appreciation and depreciation for U.S. federal income tax purposes were $2,524,081 and $1,074,526, respectively, resulting in net unrealized appreciation of $1,449,555.
The following table shows the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company’s consolidated statements of assets and liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of defaulted bonds, unamortized upfront fees, partnership basis adjustments, dividend income reversal, outstanding loan fees and swap mark to market as of December 31, 2016, 2015 and 2014:

	2016	2015	2014
Ordinary income	$5,591,260	$—	$—
Other temporary differences	(1,281)	(1,798)	(2,315)
Post October loss deferrals	—	(11,580,851)	(9,376,397)
Short term capital loss carryover	(1,509,069)	—	—
Long term capital loss carryover	(18,198,466)
Unrealized appreciation (depreciation)	(43,602,229)	(46,868,991)	1,783,789
Components of tax distributable earnings at year end	$(57,719,785)	$(58,451,640)	$(7,594,923)
Segments
The Company invests in various industries. The Company separately evaluates the performance of each of its investment relationships. However, because each of these investment relationships has similar business and economic characteristics, they have been aggregated into a single investment segment. All applicable segment disclosures are included in or can be derived from the Company’s consolidated financial statements. See Note 3.
Company Investment Risk, Concentration of Credit Risk, and Liquidity Risk
SIC Advisors has broad discretion in making investments for the Company. Investments generally consist of debt instruments that may be affected by business, financial market or legal uncertainties. Prices of investments may be volatile, and a variety of factors that are inherently difficult to predict, such as domestic or international economic and political developments, may significantly affect the results of the Company’s activities and the value of its investments. In addition, the value of the Company’s portfolio may fluctuate as the general level of interest rates fluctuates.
The value of the Company’s investments in loans and bonds may be detrimentally affected to the extent, among other things, that a borrower defaults on its obligations, there is insufficient collateral and/or there are extensive legal and other costs incurred in collecting on a defaulted loan, observable secondary or primary market yields for similar instruments issued by comparable companies increase materially or risk premiums required in the market between smaller companies, such as the Company’s borrowers, and those for which market yields are observable, increase materially.
The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.
Recent Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this core principle, an entity should apply the following steps: (1) identify the contracts with a customer, (2) identify the performance obligations in the contracts, (3) determine the transaction prices, (4) allocate the transaction prices to the performance obligations in the contracts, and (5) recognize revenue when, or as, the entity satisfies a performance obligation. The guidance also requires advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers.
In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarified the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which clarified the implementation guidance regarding performance obligations and licensing arrangements. The new standard will become effective for the Company on January 1, 2018, with early application permitted to the effective date of January 1, 2017. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.
Note 3. Investments
The following table summarizes the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2016:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$515,753,491	50.2%	$493,340,277	50.2%
Senior secured second lien term loans	275,915,932	26.9	260,008,735	26.4
Senior secured first lien notes	72,767,547	7.1	71,970,598	7.3
Subordinated notes	53,041,209	5.2	55,185,590	5.6
Sierra Senior Loan Strategy JV I LLC	60,785,000	5.9	60,496,647	6.2
Warrants/Equity	48,219,259	4.7	42,142,475	4.3
Total	$1,026,482,438	100.0%	$983,144,322	100.0%

The following table summarizes the amortized cost and the fair value of the Company’s portfolio investments as of December 31, 2015:

	Amortized Cost	Percentage	Fair Value	Percentage
Senior secured first lien term loans	$538,120,165	56.1%	$514,638,093	56.7%
Senior secured second lien term loans	300,961,738	31.4	278,645,462	30.7
Senior secured first lien notes	72,512,631	7.5	66,472,862	7.3
Sierra Senior Loan Strategy JV I LLC	34,272,500	3.6	34,362,191	3.8
Warrants/Equity	13,545,553	1.4	13,243,836	1.5
Total	$959,412,587	100.0%	$907,362,444	100.0%

The following table shows the composition of the Company’s portfolio investments by industry classification at fair value at December 31, 2016:

	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$159,797,762	15.6%	$149,451,149	15.2%
Multi-Sector Holdings	128,326,209	12.5	130,182,237	13.3
Banking, Finance, Insurance & Real Estate	72,588,294	7.1	72,938,844	7.4
Aerospace & Defense	68,415,721	6.7	70,126,640	7.1
Hotel, Gaming & Leisure	71,197,643	6.9	69,640,838	7.1
Healthcare & Pharmaceuticals	75,853,228	7.4	69,382,894	7.1
Retail	71,315,882	6.9	61,292,231	6.2
Construction & Building	59,905,702	5.8	58,267,425	5.9
Telecommunications	37,511,289	3.7	37,580,414	3.8
Energy: Oil & Gas	38,245,386	3.7	33,048,939	3.4
Transportation: Cargo	28,797,584	2.8	28,493,057	2.9
High Tech Industries	26,733,476	2.6	25,888,925	2.6
Automotive	32,217,128	3.1	24,222,630	2.5
Wholesale	22,332,170	2.2	21,660,294	2.2
Metals & Mining	20,756,842	2.0	20,518,139	2.1
Media: Advertising, Printing & Publishing	20,267,753	2.0	19,306,587	2.0
Beverage & Food	18,949,580	1.8	19,282,080	2.0
Media: Broadcasting & Subscription	18,085,575	1.8	15,830,498	1.6
Media: Diversified & Production	15,247,000	1.5	15,733,786	1.6
Chemicals, Plastics & Rubber	15,515,124	1.5	15,726,190	1.6
Capital Equipment	11,937,500	1.2	12,088,629	1.2
Transportation: Consumer	7,280,374	0.7	7,280,374	0.7
Services: Consumer	5,205,216	0.5	5,201,522	0.5
Total	$1,026,482,438	100.0%	$983,144,322	100.0%

The following table shows the composition of the Company’s portfolio investments by industry classification at fair value at December 31, 2015:

	Amortized Cost	Percentage	Fair Value	Percentage
Services: Business	$162,454,704	16.9%	$158,521,476	17.5%
Automotive	94,003,186	9.8	88,543,148	9.8
Hotel, Gaming & Leisure	75,495,735	7.9	75,913,663	8.4
Banking, Finance, Insurance & Real Estate	69,106,169	7.2	67,384,528	7.4
High Tech Industries	67,487,490	7.0	66,253,186	7.3
Construction & Building	57,505,328	6.0	57,914,053	6.4
Retail	65,476,277	6.8	57,645,912	6.3
Aerospace & Defense	52,076,795	5.4	51,868,704	5.7
Healthcare & Pharmaceuticals	52,018,089	5.4	46,118,747	5.1
Multi-Sector Holdings	34,272,500	3.6	34,362,191	3.8
Wholesale	34,723,231	3.6	33,495,926	3.7
Telecommunications	31,142,723	3.3	30,687,067	3.4
Energy: Oil & Gas	40,228,391	4.2	25,360,825	2.8
Media: Advertising, Printing & Publishing	31,011,542	3.2	24,572,808	2.7
Metals & Mining	20,288,028	2.1	19,383,182	2.1
Media: Broadcasting & Subscription	17,290,041	1.8	16,358,521	1.8
Capital Equipment	14,812,500	1.6	14,479,785	1.6
Transportation: Cargo	12,721,576	1.3	11,993,622	1.3
Beverage & Food	9,000,000	0.9	8,893,800	1.0
Media: Diversified & Production	7,500,000	0.8	7,222,625	0.8
Services: Consumer	6,449,657	0.7	6,348,660	0.7
Chemicals, Plastics & Rubber	4,348,625	0.5	4,040,015	0.4
Total	$959,412,587	100.0%	$907,362,444	100.0%
See Note 5 for industry classifications of the underlying TRS reference assets as of December 31, 2016 and 2015.
The following table shows the composition of the Company’s portfolio investments by geography classification at fair value as of December 31, 2016:

Geography	Fair Value	Percentage
United States	$975,611,565	99.2%
Canada	7,532,757	0.8
Total	$983,144,322	100.0%
The following table shows the composition of the Company’s portfolio investments by geography classification at fair value as of December 31, 2015:

Geography	Fair Value	Percentage
United States	$900,652,429	99.3%
Canada	6,710,015	0.7
Total	$907,362,444	100.0%

Transactions With Affiliated Companies
During the year ended December 31, 2016, the Company had investments in portfolio companies designated as controlled/affiliated investments under the 1940 Act. Transactions with controlled/affiliated investments were as follows:

Name of Investment	Fair Value at December 31, 2015	Purchases/ (Sales) of Investments In Affiliates	Transfers In/(Out) of Investments In Affiliates	Net change in unrealized appreciation/ (depreciation)	Realized Gain/(Loss)	Fair Value at December 31, 2016	Income Earned
Controlled/affiliated Investments
Capstone Nutrition	$—	$4,068,230	$13,839,952	$(1,661,363)	—	$16,246,819	$—
MCM Capital Office Park Holdings LLC	—	7,500,000	—	—	—	7,500,000	—
Nomida LLC(1)	13,500,042	—	—	(42)	—	13,500,000	823,500
Sierra Senior Loan Strategy JV I LLC(2)	34,362,191	26,512,500	—	(378,044)	—	60,496,647	4,733,750
Total	$47,862,233	$38,080,730	$13,839,952	$(2,039,449)	$—	$97,743,466	$5,557,250
 _______________________________

(1)
Nomida is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company acts as Nomida’s sole member responsible for Nomida’s daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company. Nomida is currently in the process of completing a development plan for the property and interviewing a property management company to assist with the construction of the project.

(2)
The Company and GALIC are the members of Sierra JV, a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

Purchases/(sales) of investments in controlled affiliates are included in the purchases and sales presented on the consolidated statements of cash flows for the year ended December 31, 2016. Transfers in/(out) of affiliates represents the fair value for the month an investment became or was removed as an affiliated investment. Income received from controlled affiliates is included in total investment income on the consolidated statements of operations for the year ended December 31, 2016.
During the year ended December 31, 2015, the Company had investments in portfolio companies designated as controlled/affiliated investments under the 1940 Act. Transactions with controlled/affiliated investments were as follows:

Name of Investment	Fair Value at December 31, 2014	Purchases (Sales) of/Advances (Distributions) to Affiliates	Transfers In/(Out) of Affiliates	Net change in unrealized appreciation/ (depreciation)	Realized Gain/(Loss)	Fair Value at December 31, 2015	Income Earned
Controlled/affiliated Investments
Nomida LLC, Equity(1)	$—	$5,400,000	$—	$—	$—	$5,400,000	$—
Nomida LLC, Senior secured first lien term loan(1)	—	8,100,000	—	42	—	8,100,042	101,250
Sierra Senior Loan Strategy JV I LLC(2)	—	34,272,500	—	89,691	—	34,362,191	—
Total	$—	$47,772,500	$—	$89,733	$—	$47,862,233	$101,250
 _______________________________

(1)
Nomida LLC (“Nomida”) is a non-public real estate investment formed by the Company to purchase and develop a residential property. The Company is the sole equity shareholder of Nomida and has provided 100% of the debt financing to the entity. The Company acts as Nomida’s sole member responsible for Nomida’s daily operations. In addition, the Chief Financial Officer and Secretary of the Company also serves as President of Nomida. The assets of Nomida are comprised of a residential development property in the city of Chicago, IL and the proceeds of the loan from the Company; the liabilities of Nomida consist of the loan payable to the Company. Nomida is currently in the process of completing a development plan for the property and interviewing a property management company to assist with the construction of the project.

(2)
The Company and Great American Life Insurance Company (“GALIC”) are the members of Sierra Senior Loan Strategy JV I LLC (“Sierra JV”), a joint venture formed as a Delaware limited liability company that is not consolidated by either member for financial reporting purposes. The members of Sierra JV make capital contributions as investments by Sierra JV are completed, and all portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV’s board of managers, which is comprised of an equal number of members appointed by each of the Company and GALIC. Approval of Sierra JV’s board of managers requires the unanimous approval of a quorum of the board of managers, with a quorum consisting of equal representation of members appointed by each of the Company and GALIC. Because management of Sierra JV is shared equally between the Company and GALIC, the Company does not have operational control over the Sierra JV for purposes of the 1940 Act or otherwise.

In connection with certain of the Company’s investments, the Company receives warrants which are obtained for the objective of increasing the total investment returns and are not held for hedging purposes. For the years ended December 31, 2016 and 2015, the total fair value of warrants were $669,709 and $2,535,133, respectively, and were included in investments at fair value on the consolidated statements of assets and liabilities. Total realized and change in unrealized gains (losses) related to warrants for the years ended December 31, 2016 and 2015 were $(2,535,133) and $0, respectively and were recorded on the consolidated statements of operations in those accounts. The warrants are received in connection with individual investments and are not subject to master netting arrangements.
As of December 31, 2016 the Company held loans it has made directly to 71 investee companies with aggregate principal amounts of $885.4 million. As of December 31, 2015, the Company held loans it has made directly to 66 investee companies with aggregate principal amounts of $835.8 million. During the years ended December 31, 2016 and 2015, the Company made 59 and 34 loans to investee companies, respectively, with aggregate principal amounts of $339.3 million and $493.9 million, respectively. The details of the Company’s loans have been disclosed on the consolidated schedule of investments as well as in Note 4.
In addition to the loans that the Company has provided, the Company has unfunded commitments to provide additional financings through undrawn term loans or revolving lines of credit. The details of such arrangements are disclosed in Note 11.

Sierra Senior Loan Strategy JV I LLC

On March 27, 2015, the Company and GALIC entered into a limited liability company operating agreement to co-manage Sierra JV. All portfolio and other material decisions regarding Sierra JV must be submitted to Sierra JV's board of managers, which is comprised of four members, two of whom are selected by the Company and the other two are selected by GALIC. The Company has concluded that it does not operationally control Sierra JV. As the Company does not operationally control Sierra JV, it does not consolidate the operations of Sierra JV within the consolidated financial statements. As a practical expedient, the Company uses NAV to determine the fair value of its investment in Sierra JV; therefore, this investment has been presented as a reconciling item within the fair value hierarchy (see Note 4).
As of December 31, 2016 and 2015, Sierra JV had total capital commitments of $100 million with the Company providing $87.5 million and GALIC providing $12.5 million. Approximately $69.5 million and $39.2 million was funded as of December 31, 2016 and December 31, 2015 relating to these commitments, of which $60.9 million and $34.3 million were from the Company, respectively. The Company does not have the right to withdraw any of their respective capital commitment, unless in connection with a transfer of its membership interests. The Company may transfer full membership interests as long as it is approved by all members and transferred in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, or applicable state securities laws.
On August 4, 2015, Sierra JV entered into a senior secured revolving credit facility (the “JV Facility”) led by Credit Suisse, AG with commitments of $100 million subject to certain leverage and borrowing base restrictions. On December 29, 2015, the JV Facility was amended and the total commitments were increased to $135 million. The JV Facility will bear interest at a rate of LIBOR (with no minimum) + 2.50% per annum. The revolving loan period ends on December 29, 2018 and the final maturity date is December 29, 2020. As of December 31, 2016 and 2015, $123.9 million and $52.7 million were outstanding under the JV Facility, respectively.
As of December 31, 2016, Sierra JV's portfolio consisted of investments in 40 portfolio companies with a fair value of $183.7 million and was comprised of 100.0% of senior secured first lien term loans. As of December 31, 2015, the Sierra JV portfolio consisted of investments in 17 portfolio companies with a fair value of $88.2 million and was comprised of 100.0% of senior secured first lien term loans.

The following table shows a summary of Sierra JV's portfolio:

	December 31, 2016	December 31, 2015
Senior secured loans(1)	$187,314,127	$89,192,602
Common Stock	—	—
Weighted average current interest rate on senior secured loans(2)	6.73%	6.85%
Number of borrowers in the Sierra JV	40	17
Largest loan to a single borrower(1)	$10,000,000	$6,000,000
Total of five largest loans to borrowers(1)	$39,387,481	$29,889,852
 ______________________________

(1)	At par value.

(2)	Computed as the (a) annual stated interest rate on accruing senior secured loans, divided by (b) total senior secured loans at principal amount.

The following is a listing of the individual investments in Sierra JV's portfolio as of December 31, 2016:

Company	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Cost	Fair Value(1)
4 Over International, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	6/7/2022	$2,475,000	$2,475,000	$2,475,000
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 5.750%, 1.000% Floor	9/3/2021	4,582,500	4,546,589	4,582,500
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	9/2/2023	5,985,000	5,927,893	5,810,418
APCO Holdings, Inc.	Automotive	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	1/31/2022	4,834,797	4,711,696	4,854,668
API Technologies Corp.	Aerospace & Defense	Senior Secured First Lien Term loans(2)(4)	LIBOR + 6.500%, 1.000% Floor	4/22/2022	5,970,000	5,863,757	5,915,434
Blount International, Inc.	Capital Equipment	Senior Secured First Lien Term loans(4)	LIBOR + 6.250%, 1.000% Floor	4/12/2023	1,995,000	1,959,438	1,981,634
Cardenas Markets LLC	Retail	Senior Secured First Lien Term loans(4)	LIBOR + 5.750%, 1.000% Floor	11/29/2023	6,500,000	6,435,814	6,435,000
CD&R TZ Purchaser, Inc.	Services: Consumer	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	7/21/2023	6,483,750	6,392,086	6,289,238
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(3)(4)	LIBOR + 4.500%, 1.000% Floor	3/31/2019	564,956	564,956	564,956
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)	LIBOR + 4.500%, 1.000% Floor	3/31/2019	840,996	840,996	840,996
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5)	LIBOR + 4.500%, 1.000% Floor	3/31/2019	350,415	350,415	350,415
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5)	LIBOR + 6.000%, 1.000% Floor	3/31/2019	2,478,388	1,195,026	1,239,194
CP OpCo, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)(5)	LIBOR + 6.000%, 1.000% Floor	3/31/2019	1,558,081	—	—
CP OpCo, LLC	Services: Consumer	Common Units	—	—	—	—	—
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	12/19/2020	4,068,160	4,060,486	4,068,160
Elite Comfort Solutions LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	1/15/2021	10,000,000	10,000,000	10,100,000
Explorer Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 5.000%, 1.000% Floor	5/2/2023	1,243,750	1,232,468	1,252,208
GK Holdings, Inc.	Services: Business	Senior Secured First Lien Term loan(4)	LIBOR + 5.500%, 1.000% Floor	1/20/2021	4,029,298	4,009,681	4,109,884
GTCR Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	6/16/2023	8,955,000	8,621,284	8,843,063
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4)	LIBOR + 4.750%, 1.000% Floor	10/31/2023	3,000,000	2,971,068	2,970,000
High Ridge Brands Co.	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4)	LIBOR + 5.250%, 1.000% Floor	6/30/2022	3,109,375	3,064,948	3,062,734

Company	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Cost	Fair Value(1)
HNC Holdings, Inc.	Construction & Building	Senior Secured First Lien Term loans(4)	LIBOR + 4.500%, 1.000% Floor	10/5/2023	165,000	164,199	166,650
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	3/30/2022	5,961,841	5,913,053	6,021,459
Keurig Green Mountain, Inc.	Beverage & Food	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	3/3/2023	3,100,783	3,063,634	3,100,783
Keystone Peer Review Organization Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	ABR + 4.00%, 3.75% ABR Floor	12/28/2022	6,000,000	6,000,000	5,940,000
Kraton Polymers LLC	Chemicals, Plastics & Rubber	Senior Secured First Lien Term loans(4)	LIBOR + 5.000%, 1.000% Floor	1/6/2022	5,000,000	4,828,278	5,050,000
MB Aerospace ACP Holdings II Corp.	Aerospace and Defense	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	12/15/2022	6,932,481	6,872,697	6,932,481
MWI Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	6/29/2020	3,980,000	3,944,879	3,970,050
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4)	LIBOR + 6.250%, 1.000% Floor	6/4/2020	5,909,552	5,888,526	5,909,552
O2 Partners, LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4)	LIBOR + 5.000%, 1.000% Floor	10/7/2022	6,483,750	6,421,171	6,418,913
Pomeroy Group LLC	Services: Business	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	11/30/2021	5,170,611	5,027,692	5,015,493
PT Network, LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	11/30/2021	3,000,000	3,000,000	3,000,000
Quorum Health Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 5.750%, 1.000% Floor	4/29/2022	4,440,779	4,361,538	4,340,862
SCS Holdings I Inc.	Wholesale	Senior Secured First Lien Term loans(4)	LIBOR + 4.250%, 1.000% Floor	10/30/2022	3,933,849	3,867,902	3,924,014
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	3/16/2020	4,620,675	4,620,675	4,615,315
Sundial Group Holdings LLC	Consumer Goods: Non-Durable	Senior Secured First Lien Term loans(4)	LIBOR + 6.250%, 1.000% Floor	10/19/2021	5,775,000	5,682,389	5,775,000
Survey Sampling International, LLC	Services: Business	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	12/16/2020	2,977,265	2,952,089	2,996,349
TaxAct, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4)	LIBOR + 6.000%, 1.000% Floor	1/3/2023	3,009,259	2,938,091	3,009,259
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	5/22/2021	4,843,750	4,843,750	4,862,931
TrialCard Incorporated	Services: Consumer	Senior Secured First Lien Term loans(4)	LIBOR + 5.250%, 1.000% Floor	10/26/2021	7,000,000	6,932,567	7,000,000
Valence Surface Technologies, Inc.	Aerospace and Defense	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	6/13/2019	3,688,249	3,664,493	3,571,737
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 5.000%, 1.000% Floor	6/1/2023	5,970,000	5,914,339	5,910,300
Victory Capital Operating, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(4)	LIBOR + 7.500%, 1.000% Floor	10/29/2021	1,621,005	1,598,430	1,637,215
Western Digital Corporation	High Tech Industries	Senior Secured First Lien Term loans(4)	LIBOR + 3.750%, 0.750% Floor	4/29/2023	3,781,000	3,707,843	3,818,810
Z Gallerie, LLC	Retail	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,924,812	4,924,812	4,924,812
Total					$187,314,127	$182,356,648	$183,657,487
___________________________

(1)
Represents the fair value in accordance with ASC820 as determined by the Board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Board of Directors of the Company described elsewhere herein.

(2)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(3)
The interest rate on a portion of these loans is subject to a base rate plus Alternate Base Rate ("ABR"). As the interest rate is subject to a minimum ABR Floor which was greater than the ABR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the ABR Floor.

(4)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 the base rate plus the LIBOR floor.

(5)	The investment was on non-accrual status as of December 31, 2016

The following is a listing of the individual investments in Sierra JV's portfolio as of December 31, 2015:

Company	Industry	Type of Investment	Coupon Rate	Maturity	Par Amount	Cost	Fair Value(1)
AccentCare, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 5.750%, 1.000% Floor	9/3/2021	$4,700,000	$4,655,267	$4,653,000
Aperture Group, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term loans(2)	LIBOR + 6.250%, 1.000% Floor	8/29/2019	4,987,406	4,987,406	4,987,406
CP Opco, LLC	Services: Consumer	Senior Secured First Lien Term loans(4)	LIBOR + 6.750%, 1.000% Floor	9/30/2020	5,000,000	4,972,077	5,000,000
CRGT Inc.	High Tech Industries	Senior Secured First Lien Term loans(4)	LIBOR + 6.500%, 1.000% Floor	12/19/2020	4,936,709	4,925,042	4,913,861
GTCR Valor Companies, Inc.	High Tech Industries	Senior Secured First Lien Term loans(4)	LIBOR + 5.000%, 1.000% Floor	5/30/2021	4,987,394	4,978,088	4,953,124
IPS Corporation	Wholesale	Senior Secured First Lien Term loans(3)	LIBOR + 6.250%, 1.000% Floor	2/5/2021	4,974,878	4,974,878	4,799,514
LanguageLine Inc.	Telecommunications	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	7/7/2021	5,920,000	5,934,647	5,870,687
MB Aerospace ACP Holdings Corp.	Aerospace & Defense	Senior Secured First Lien Term loans(4)	LIBOR + 5.500%, 1.000% Floor	12/15/2022	6,000,000	5,940,000	5,940,000
New Media Holdings II LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term loans(4)	LIBOR + 6.250%, 1.000% Floor	6/4/2020	5,969,852	5,942,413	5,887,766
Physiotherapy Corporation	Healthcare & Pharmaceuticals	Senior Secured First Lien Term loans(4)	LIBOR + 4.750%, 1.000% Floor	6/4/2021	4,987,500	4,987,500	4,981,324
Quanex Building Products Corporation	Construction & Building	Senior Secured First Lien Term loans(2)	LIBOR + 5.250%, 1.000% Floor	11/2/2022	6,000,000	5,975,115	5,970,120
Sirius Computer Solutions, Inc.	Wholesale	Senior Secured First Lien Term loans(2)	LIBOR + 5.000%, 1.000% Floor	10/30/2022	4,943,820	4,846,701	4,844,944
Southwest Dealer Services, Inc.	Automotive	Senior Secured First Lien Term loans(2)	LIBOR + 6.000%, 1.000% Floor	3/16/2020	4,936,709	4,936,709	4,858,771
Sundial Brands LLC	Consumer goods: Non-durable	Senior Secured First Lien Term loans(4)	LIBOR + 6.250%, 1.000% Floor	10/19/2021	6,000,000	5,883,680	5,880,000
The Garretson Resolution Group, Inc.	Services: Business	Senior Secured First Lien Term loans(2)	LIBOR + 6.500%, 1.000% Floor	5/22/2021	4,937,500	4,937,500	4,932,631
Valence Surface Technologies, Inc.	Aerospace & Defense	Senior Secured First Lien Term Loans(4)	LIBOR + 5.500%, 1.000% Floor	6/13/2019	4,935,897	4,891,126	4,760,652
Z Gallerie LLC	Retail	Senior Secured First Lien Term loans(5)	LIBOR + 6.500%, 1.000% Floor	10/8/2020	4,974,937	4,974,937	4,931,131
Total					$89,192,602	$88,743,086	$88,164,931
___________________________

(1)
Represents the fair value in accordance with ASC820 as determined by the Board of managers of Sierra JV. The approval of the fair value of the portfolio investments held by Sierra JV is not included in the valuation process of the Board of Directors of the Company described elsewhere herein.

(2)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(3)
The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(4) The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 the base rate plus the LIBOR floor.

(5)
The interest rate on these loans is subject to a base rate plus 6 Month (“6M”) LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

Below is certain summarized financial Information for the Sierra JV as of December 31, 2016 and 2015 and for the year ended December 31, 2016 and for the period from July 15, 2015 (commencement of operations) through December 31, 2015:

	As of December 31, 2016	As of December 31, 2015
Selected Consolidated Statement of Assets and Liabilities Information:
Investments in loans at fair value (cost: $88,743,086)	$183,657,486	$88,164,931
Cash and cash equivalents	8,222,344	12,185,795
Other Assets	700,902	263,302
Total Assets	$192,580,732	$100,614,028
Unsettled trades payable	—	9,912,697
Senior credit facility payable(net of deferred financing costs of $1,286,453 and $1,704,278, respectively)	122,624,547	50,986,722
Other liabilities	442,541	302,280
Interest payable	369,942	144,637
Total liabilities	$123,437,030	$61,346,336
Members’ capital	69,143,702	39,267,692
Total liabilities and members' capital	$192,580,732	$100,614,028

	Year ended December 31, 2016	Period from July 15, 2015 (commencement of operations) through December 31, 2015
Selected Consolidated Statement of Operations Information:
Total investment income	$10,387,435	$1,675,790
Total expenses	(4,985,788)	(1,000,357)
Net unrealized appreciation/(depreciation) of investments	1,878,994	(578,155)
Net realized gain/(loss) of investments	(2,294,629)	1,843
Net income/(loss)	$4,986,012	$99,121
Note 4. Fair Value Measurements
The Company follows ASC 820 for measuring the fair value of portfolio investments. Fair value is the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation models involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company’s fair value analysis includes an analysis of the value of any unfunded loan commitments. Financial investments recorded at fair value in the consolidated financial statements are categorized for disclosure purposes based upon the level of judgment associated with the inputs used to measure their value. The valuation hierarchical levels are based upon the transparency of the inputs to the valuation of the investment as of the measurement date. The three levels are defined as follows. Investments which are valued using NAV as a practical expedient are excluded from this hierarchy:

•	Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 — Valuations based on inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable at the measurement date. This category includes quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in non-active markets including actionable bids from third parties for privately held assets or liabilities, and observable inputs other than quoted prices such as yield curves and forward currency rates that are entered directly into valuation models to determine the value of derivatives or other assets or liabilities.

•
Level 3 — Valuations based on inputs that are unobservable and where there is little, if any, market activity at the measurement date. The inputs for the determination of fair value may require significant management judgment or estimation and is based upon management’s assessment of the assumptions that market participants would use in pricing the assets or liabilities. These investments include debt and equity investments in private companies or assets valued using the Market or Income Approach and may involve pricing models whose inputs require significant judgment or estimation because of the absence of any meaningful current market data for identical or similar investments. The inputs in these valuations may include, but are not limited to, capitalization and discount rates, beta and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") multiples. The information may also include pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as Level 3 information, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company employs the valuation policy approved by the board of directors that is consistent with ASC 820 (see Note 2). Consistent with the Company’s valuation policy, the Company evaluates the source of inputs, including any markets in which the Company’s investments are trading, in determining fair value.
The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2016:

Type of Investment (1)	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$493,340,277	$493,340,277
Senior secured first lien notes	—	25,540,638	46,429,960	71,970,598
Senior secured second lien term loans	—	—	260,008,735	260,008,735
Subordinated notes	—	—	55,185,590	55,185,590
Warrants/Equity	1,262,666	—	40,879,809	42,142,475
Money market fund	22,966,981	—	—	22,966,981
Total	$24,229,647	$25,540,638	$895,844,371	$945,614,656
Sierra Senior Loan Strategy JV I LLC				$60,496,647
Total Investments, at fair value				$1,006,111,303
 ________________________________

(1)	Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability
Total return swap with Citibank, N.A.	$—	$—	$13,647,330	$13,647,330

The following table presents the fair value measurements of the Company’s total investments, by major class according to the fair value hierarchy, as of December 31, 2015:

Type of Investment	Level 1	Level 2	Level 3	Total
Asset
Senior secured first lien term loans	$—	$—	$514,638,093	$514,638,093
Senior secured first lien notes	—	18,995,362	47,477,500	66,472,862
Senior secured second lien term loans	—	—	278,645,462	278,645,462
Warrants/equity	—	—	13,243,836	13,243,836
Money market fund	15,456,069	—	—	15,456,069
Total	$15,456,069	$18,995,362	$854,004,891	$888,456,322
Sierra Senior Loan Strategy JV I LLC				$34,362,191
Total Investments, at fair value				$922,818,513
 ________________________________

(1)	Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amount presented in the Consolidated Statements of Assets and Liabilities.

Derivative Instrument-Long Exposure	Level 1	Level 2	Level 3	Total
Liability
Total return swap with Citibank, N.A.	$—	$—	$27,365,819	$27,365,819

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2016 based on the fair value hierarchy at December 31, 2016:

	Senior Secured First Lien Notes	Senior Secured First Lien Term Loans	Senior Secured Second Lien Term Loans	Subordinated Notes	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2015	$47,477,500	$514,638,093	$278,645,462	$—	$13,243,836	$(27,365,819)	$826,639,072
Purchases	4,849,425	213,298,187	30,261,251	53,639,058	33,365,624	—	335,413,545
Sales	(12,030,303)	(224,233,991)	(50,736,362)	(597,849)	(318,131)	—	(287,916,636)
Transfers in	11,678,675	—	—	—	—	—	11,678,675
Transfers out	(7,344,926)	—	—	—	—	—	(7,344,926)
Amortization of discount/(premium)	20,332	407,833	450,402	—	—	—	878,567
Paid-in-kind interest income	—	2,932,203	119,049	—	178,883	—	3,230,135
Net realized gains (losses)	30,303	(14,770,906)	(5,140,146)	—	(790,778)	—	(20,671,527)
Net change in unrealized appreciation/ (depreciation)	1,748,954	1,068,858	6,409,079	2,144,381	(4,799,625)	13,718,489	20,290,136
Balance, December 31, 2016	$46,429,960	$493,340,277	$260,008,735	$55,185,590	$40,879,809	$(13,647,330)	$882,197,041
Change in net unrealized appreciation (depreciation) in investments held as of December 31, 2016(1)	$794,310	$(13,312,068)	$234,141	$2,144,381	$(5,817,214)	$13,718,489	$(2,237,961)
 __________________________
(1)    Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.
Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2016, the Company recorded $7,344,926 in transfers from Level 3 to Level 2 due to an increase in observable inputs in market data and no other transfers between levels. During the year ended December 31, 2016, the Company recorded $11,678,675 in transfers from Level 2 to Level 3 due to a decrease in observable inputs in market data and no other transfers between levels.

The following table provides a reconciliation of the beginning and ending balances for total investments that use Level 3 inputs for the year ended December 31, 2015 based on the fair value hierarchy at December 31, 2015:

	Senior Secured First Lien Notes(1)	Senior Secured Second Lien Notes(2)	Senior Secured First Lien Term Loans	Warrants/ Equity	Total Return Swap	Total
Balance, December 31, 2014	$43,912,887	$339,094,785	$217,951,068	$5,161,466	$(7,651,597)	$598,468,609
Purchases	17,515,625	319,093,252	106,750,688	8,188,095	—	451,547,660
Sales	(8,345,000)	(123,394,242)	(26,686,126)	—	—	(158,425,368)
Transfers in	1,050,888	—	—	—	—	1,050,888
Transfers out	(5,478,171)	—	—	—	—	(5,478,171)
Amortization of discount/(premium)	(2,198)	281,722	423,675	—	—	703,199
Paid-in-kind interest income	—	2,451,346	104,864	422,098	—	2,978,308
Net realized gains (losses)	(753,996)	130,359	260,269	—	—	(363,368)
Net change in unrealized appreciation/ (depreciation)	(422,535)	(23,019,129)	(20,158,976)	(527,823)	(19,714,222)	(63,842,685)
Balance, December 31, 2015	$47,477,500	$514,638,093	$278,645,462	$13,243,836	$(27,365,819)	$826,639,072
Change in net unrealized appreciation (depreciation) in investments held as of December 31, 2015(2)	$(458,450)	$(24,840,061)	$(19,293,757)	$(464,653)	$(19,714,222)	$(64,771,143)
 ________________________________

(1)	Includes assets previously classified as senior secured first lien notes.
(2)    Amount is included in the related amount on investments and derivative instruments in the condensed consolidated statements of operations.

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur. During the year ended December 31, 2015, the Company recorded $5,478,171 in transfers from Level 3 to Level 2 due to an increase in observable inputs in market data and no other transfers between levels. During the year ended December 31, 2015, the Company recorded $1,050,888 in transfers from Level 2 to Level 3 due to a decrease in observable inputs in market data and no other transfers between levels.

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2016:

Company	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loan	$339,728,530	Income Approach (DCF)	Market yield	7.44% - 18.50% (9.65%)
Senior Secured First Lien Term Loan	7,373,318	Market Approach (Guideline Comparable)	2016 and NTM Revenue Multiple	0.50x - 0.75x (0.63x)/0.50x - 0.75x (0.63x)
Senior Secured First Lien Term Loan	6,868,420	Market Approach (Guideline Comparable)	Revenue Generating Units	$393.75 - $525.00 ($459.38)
Senior Secured First Lien Term Loan	23,280,607	Market Approach (Guideline Comparable)/Income Approach (DCF)	NTM Revenue Multiple, NTM EBITDA Multiple Discount Rate	0.40x - 1.25x (1.09x) / 5.00x - 7.00x (6.57x) / 17.50% - 20.00% (18.93%)
Senior Secured First Lien Term Loan	20,885,087	Market Approach (Guideline Comparable)	NTM Revenue Multiple, Discount Rate	2.75x-3.25x (3.00x) /14.00%-16.00% (15.00%)
Senior Secured First Lien Term Loan	16,246,819	Market Approach (Guideline Comparable)/Income Approach (DCF)	Run-Rate Revenue Multiple, Run-Rate EBITDA Multiple, Discount Rate	0.50x - 1.00x (0.75x)/5.50x - 6.50x (6.00x)/18.50% - 21.50% (20.00%)
Senior Secured First Lien Term Loan	2,791,682	Market Approach (Guideline Comparable)	NTM Revenue Multiple, NTM EBITDA Multiple	0.5x - 1.00x (0.75x) /4.00x-5.00x (4.50x)
Senior Secured First Lien Term Loan	84,190,814	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	32,142,804	Income Approach (DCF)	Market yield	7.57% - 115.94% (12.85%)
Senior Secured First Lien Notes	6,105,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured First Lien Notes	157,156	Enterprise Valuation Analysis	Estimated Liquidation Proceeds	$45.9M - $73.2M ($59.7M)
Senior Secured Second Lien Term Loan	242,539,805	Income Approach (DCF)	Market yield	8.29% - 10.05% (73.13%)
Senior Secured Second Lien Term Loan	6,472,505	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Term Loan	—	Market Approach (Guideline Comparable)	LTM Revenue Multiple, LTM EBITDA Multiple	0.5 - 1.0x (0.75x) / 6.0x - 7.0x (6.5x)
Senior Secured Second Lien Term Loan	10,996,425	Market Approach (Guideline Comparable)/Income Approach (DCF)	LTM Revenue Multiple, NTM Revenue Multiple, LTM EBITDA Multiple, NTM EBITDA Multiple, Discount Rate	0.40x-0.60x(0.50x) /0.40x-0.60x(0.50x) / 8.25x-9.25x (8.75x)/ 7.50x-8.50x (8.00x)/17.50%-21.50% (19.50%)
Equity/Warrants	—	Enterprise Valuation Analysis	Estimated Liquidation Proceeds	$45.9M - $73.2M ($59.7M)
Equity/Warrants	967,238	Market Approach (Guideline Comparable)/Income Approach (DCF)	LTM EBITDA, Run-Rate Multiple, Discount rate	7.00x - 8.00x (7.50x)/7.00x - 8.00x (7.50x) / 16.00%-18.00% (17.00%)
Equity/Warrants	5,051,193	Income Approach (DCF)	Market Yield	17.45%-17.45% (17.45%)
Equity/Warrants	—	Market Approach (Guideline Comparable)/Income Approach (DCF)	NTM Revenue Multiple, NTM EBITDA Multiple, Discount Rate	0.40x - 1.00x (0.90x)/5.00x - 7.00x (6.65x)/17.50% - 18.00% (17.59%)
Equity/Warrants	—	Market Approach (Guideline Comparable)/Income Approach (DCF)	Run-Rate Revenue Multiple, Run-Rate EBITDA Multiple, Discount Rate	0.50x - 1.00x (0.75x)/5.50x - 6.50x (6.00x)/18.50% - 21.50% (20.00%)
Equity/Warrants	—	Market Approach (Guideline Comparable)	Revenue Generating Units	$393.75 - $525.00 ($459.38)
Equity/Warrants	—	Market Approach (Guideline Comparable)	NTM Revenue Multiple, Discount Rate	2.75x-3.25x (3.00x) /14.00%-16.00% (15.00%)
Equity/Warrants	—	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	12.5x - 13.5x (0.0x)
Equity/Warrants	4,265,419	Market Approach (Guideline Comparable) / Precedent Transaction	LTM and NTM EBITDA Multiple	4.50x-8.00x (7.10x) /4.50x-7.50x (6.72x)
Equity/Warrants	16,095,959	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Subordinated Notes	55,185,590	Income Approach (DCF)	Discount Rate	11.50% - 15.00% (13.21%)
Subordinated Notes	14,500,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$895,844,371
Total Return Swap	(13,647,330)	Income Approach (DCF)	Market yield	4.43% - 73.13% (9.56%)
Total	$882,197,041
 _________________________________

(1)	Represents amounts used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.

The following table presents the quantitative information about Level 3 fair value measurements of the Company’s total investments, as of December 31, 2015:

Company	Fair Value	Valuation techniques	Unobservable input(1)	Range (weighted average)
Senior Secured First Lien Term Loans	$439,536,490	Income Approach (DCF)	Market yield	6.48% - 47.96% (10.41%)
Senior Secured First Lien Term Loans	6,241,367	Market Approach (Guideline Comparable)	2015 Revenue Multiple and 2015 EBITDA Multiple	0.50x - 1.00x (1.00x)/3.50x - 4.50x (4.50x)
Senior Secured First Lien Term Loans	13,839,943	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	5.75x - 6.25x (5.75x)
Senior Secured First Lien Term Loans	6,678,501	Market Approach (Guideline Comparable)	2015 Revenue Multiple, 2015 EBITDA Multiple, RGU Price	1.00x - 1.25x (1.13x)/12.00x - 13.00x (12.50x)/$393.75 - $525.00 ($459.38)
Senior Secured First Lien Term Loans	48,341,792	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Notes	43,804,716	Income Approach (DCF)	Market yield	9.81% - 41.99% (12.94%)
Senior Secured Second Lien Notes	3,515,627	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Senior Secured Second Lien Notes	157,156	Enterprise Valuation Analysis	EBITDA Multiple/Estimated Liquidation Proceeds	0.00x - 0.00 (0.00x) / $44.9M -$73.2M ($59.7M)
Senior Secured Second Lien Term Loan	203,968,614	Income Approach (DCF)	Market yield	9.80% - 30.00% (11.55%)
Senior Secured Second Lien Term Loan	14,441,745	Income Approach (DCF)	Market yield/Cost of equity	14.42% -14.42% (14.42%); 18.00% - 20.00% (19.00%)
Senior Secured Second Lien Term Loan	1,700,247	Market Approach (Guideline Comparable)	Run-Rate EBITDA Multiple	3.50x - 4.50x (4.50x)
Senior Secured Second Lien Term Loan	144,856	Market Approach (Guideline Comparable)	LTM and 2016 EBITDA Multiple	6.00x - 7.00x (7.00x)/6.00x - 7.00x (7.00x)
Senior Secured Second Lien Term Loan	58,390,000	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Equity/Warrants	—	Enterprise Valuation Analysis	EBITDA Multiple/Estimated Liquidation Proceeds	0.00x - 0.00 (0.00x) / $44.9M - $73.2M ($59.7M)
Equity/Warrants	3,267,264	Income Approach (DCF)	Market Yield	13.56% - 13.56% (13.56%)
Equity/Warrants	500,892	Market Approach (Guideline Comparable)	2015 Revenue Multiple, 2015 EBITDA Multiple, RGU Price	1.00x - 1.25x (1.13x)/12.00x - 13.00x (12.50x)/$393.75 -$525.00 ($459.38)
Equity/Warrants	2,535,132	Market Approach (Guideline Comparable	LTM and NTM EBITDA Multiple	7.75x - 8.00x (7.84x)/7.00x - 7.50x (7.32x)
Equity/Warrants	—	Market Approach (Guideline Comparable)	2015 Revenue Multiple and 2015 EBITDA Multiple	0.50x - 1.00x (1.00x)/3.50x - 4.50x (4.50x)
Equity/Warrants	—	Market Approach (Guideline Comparable)	LTM and NTM EBITDA Multiple	6.50x - 7.50x (7.00x)/6.50x - 7.50x (7.00x)
Equity/Warrants	—	Market Approach (Guideline Comparable)	EBITDA Multiple	12.5x - 13.5x (13.5x)
Equity/Warrants	661,640	Market Approach (Guideline Comparable)	LTM EBITDA Multiple	0.00x - 5.75x (4.0x)
Equity/Warrants	6,278,907	Recent Arms-length transaction	Recent Arms-length transaction	N/A
Total	$854,004,889
Total Return Swap	(27,365,819)	Income Approach (DCF)	Market yield of underlying assets	6.19% - 74.34% (11.12%)
Total	$826,639,070
 _________________________________

(1)	Represents amounts used when the Company has determined that market participants would use such multiples when measuring the fair value of these investments.
The significant unobservable inputs used in the fair value measurement of the Company’s debt and derivative investments are market yields. Increases in market yields would result in lower fair value measurements.
The significant unobservable inputs used in the fair value measurement of the Company’s warrants/equity investments are comparable company multiples of Revenue or Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) for the latest twelve months (“LTM”), next twelve months (“NTM”) or a reasonable period a market participant would consider. Increases in EBITDA multiples in isolation would result in higher fair value measurement.

Note 5. Total Return Swap
On August 27, 2013, the Company, through its wholly-owned financing subsidiary, Arbor, entered into a total return swap (“TRS”) with Citibank, N.A. (“Citibank”) that is indexed to a basket of loans.
The TRS with Citibank enables Arbor, to obtain the economic benefit of the loans underlying the TRS, despite the fact that such loans will not be directly held or otherwise owned by Arbor, in return for an interest-type payment to Citibank.
SIC Advisors acts as the investment manager of Arbor and has discretion over the composition of the basket of loans underlying the TRS. The terms of the TRS are governed by an ISDA 2002 Master Agreement, the Schedule thereto and Credit Support Annex to such Schedule, and the Confirmation exchanged thereunder, between Arbor and Citibank, which collectively establish the TRS, and are collectively referred to herein as the “TRS Agreement”. On March 21, 2014, Arbor amended and restated its Confirmation Letter Agreement (the “Amended Confirmation Agreement”) with Citibank. The Amended Confirmation Agreement increased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $100 million to $200 million, and increased the interest rate payable to Citibank from LIBOR plus 1.30% per annum to LIBOR plus 1.35% per annum. Other than the foregoing, the Amended Confirmation Agreement did not change any of the other terms of the TRS.

On July 23, 2014, Arbor entered into the Second Amended and Restated Confirmation Letter Agreement (the “Second Amended Confirmation Agreement”) with CitiBank. The Second Amended Confirmation Agreement increased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $200 million to $350 million. Other than the foregoing, the Second Amended Confirmation Agreement did not change any of the other terms of the TRS.
On June 8, 2015, Arbor entered into the Third Amended and Restated Confirmation Letter Agreement (the “Third Amended Confirmation Agreement”) with CitiBank. The Third Amended Confirmation Agreement decreased the maximum market value (determined at the time each such loan becomes subject to the TRS) of the portfolio of loans that Arbor may select from $350 million to $300 million. Other than the foregoing, the Third Amended Confirmation Agreement did not change any of the other terms of the TRS.

On March 21, 2016, Arbor entered into the Fourth Amended and Restated Confirmation Letter Agreement (the “Fourth Amended Confirmation Agreement”) with Citibank. The Fourth Amended Confirmation Agreement extended the term of the TRS from March 21, 2016 through March 21, 2019 and increased the interest rate payable to Citi from LIBOR plus 1.35% per annum to LIBOR plus 1.65% per annum. Other than the foregoing, the Fourth Amended Confirmation Agreement did not change any of the other terms of the TRS.
Pursuant to the terms of the TRS Agreement, as amended and subject to conditions customary for transactions of this nature, Arbor may select a portfolio of loans with a maximum market value (determined at the time each such loan becomes subject to the TRS) of $300 million, which is also referred to as the maximum notional amount of the TRS. Arbor receives from Citibank a periodic payment on set dates that is based upon any coupons, both earned and accrued, generated by the loans underlying the TRS, subject to limitations described in the Amended TRS Agreement as well as any fees associated with the loans included in the portfolio. Arbor pays to Citibank interest at a rate equal to one-month LIBOR plus 1.65% per annum. In addition, upon the termination or repayment of any loan subject to the TRS, Arbor either receives from Citibank the appreciation in the value of such loan, or pays to Citibank any depreciation in the value of such loan.
Citibank may terminate the TRS on or after the second anniversary of the effectiveness of the TRS. SIC Advisors may terminate the TRS on behalf of Arbor at any time upon providing 10 days prior notice to Citibank. Any termination by SIC Advisors on behalf of Arbor prior to the second anniversary of the effectiveness of the TRS will result in payment of an early termination fee to Citibank. The early termination fee shall equal the present value of the following two cash flows: (a) interest payments at a rate equal 1.65% based on 70% of the maximum notional amount of $300 million, payable from the later of the first anniversary of the effectiveness of the TRS or the termination date until the second anniversary of the effectiveness of the TRS and (b) interest payments at a rate equal to 0.15% based on the maximum notional amount of $300 million, payable from the later of the first anniversary of the effectiveness of the TRS or the termination date until the second anniversary of the effectiveness of the TRS.
Arbor is required to pay a minimum usage fee in connection with the TRS of 1.65% on the amount equal to 85% of the average daily unused portion of the maximum amount permitted under the TRS. Such minimum usage fee will not apply during the first 365 days and last 60 days of the term of the TRS. Arbor will also pay Citibank customary fees in connection with the establishment and maintenance of the TRS. During the years ended December 31, 2016 and 2015, Arbor paid $687,131 and $636,962 in minimum usage fees, respectively.

Arbor is required to initially cash collateralize a specified percentage of each loan (generally 25% to 35% of the market value of such loan) included under the TRS in accordance with margin requirements described in the Amended TRS Agreement. As of December 31, 2016 and 2015, Arbor has posted $79,620,942 and $77,029,970, respectively, in collateral to Citibank in relation to the TRS which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap. Arbor may be required to post additional collateral from time to time as a result of a decline in the mark-to-market value of the portfolio of loans subject to the TRS. The obligations of Arbor under the Amended TRS Agreement are non-recourse to the Company and the Company’s exposure under the Amended TRS Agreement is limited to the value of the Company’s investment in Arbor, which generally equals the value of cash collateral provided by Arbor under the Amended TRS Agreement.
In connection with the TRS, Arbor has made customary representations and warranties and is required to comply with various covenants, reporting requirements and other customary requirements for similar transactions. In addition to customary events of default and termination events included in the form ISDA 2002 Master Agreement, the Amended TRS Agreement contains the following termination events: (a) a failure to satisfy the portfolio criteria for at least 30 days; (b) a failure to post initial cash collateral or additional collateral as required by the Amended TRS Agreement; (c) a default by Arbor or the Company with respect to indebtedness in an amount equal to or greater than the lesser of $10,000,000 and 2% of the Company’s NAV at such time; (d) a merger of Arbor or the Company meeting certain criteria; (e) the Company or Arbor amending their respective constituent documents to alter their investment strategy in a manner that has or could reasonably be expected to have a material adverse effect; and (f) SIC Advisors ceasing to be the investment manager of Arbor or to have authority to enter into transactions under the Amended TRS Agreement on behalf of Arbor, and not being replaced by an entity reasonably acceptable to Citibank. As of December 31, 2016 and December 31, 2015, the Company did not have any derivatives with contingent features in net liability positions; therefore, if a trigger event had occurred, no amount would have been required to be posted by the Company.
The Company’s maximum credit risk exposure as of December 31, 2016 and 2015 is $80,910,105 and $78,523,223, respectively, which is recorded on the consolidated statements of assets and liabilities as cash collateral on total return swap and receivable due on total return swap.
The Company’s receivable from Citibank represents realized amounts from payments on underlying loans in the total return swap portfolio which as of December 31, 2016 and 2015 was $1,289,163 and $1,493,253, respectively, which is recorded on the consolidated statements of assets and liabilities as receivable due on total return swap. The Company does not offset collateral posted in relation to the TRS with any unrealized appreciation or depreciation outstanding in the consolidated statements of assets and liabilities as of December 31, 2016 or December 31, 2015.
Transactions in total return swap contracts during the years ended December 31, 2016, 2015 and 2014 resulted in $6,812,173, $11,574,160 and $6,387,860 in realized gains and $13,718,489, $(19,714,222) and $8,002,993 in unrealized gains/(losses), respectively, which is recorded on the consolidated statements of operations.
The Company held only one derivative position as of the years ended December 31, 2016 and 2015 which is and was subject to a Master Agreement (“MA”). The following table represents the Company’s gross and net amounts after offset under MA of the derivative assets and liabilities presented by derivative type net of the related collateral pledged by the Company as of December 31, 2016 and 2015:

	Gross Derivative Assets/ (Liabilities) Subject to MA	Derivative Amount Available for Offset	Net Amount Presented in the Consolidated Statements of Assets and Liabilities	Cash Collateral Received	Net Amount of Derivative Assets/(Liabilities)
December 31, 2016
Total Return Swap(1)	$(13,647,330)	$—	$(13,647,330)	$—	$(13,647,330)
December 31, 2015
Total Return Swap(1)	$(27,365,819)	$—	$(27,365,819)	$—	$(27,365,819)
 ______________________________

(1)
Cash was posted for initial margin requirements for the total return swap as of December 31, 2016 and 2015 and is reported on the consolidated statements of assets and liabilities as cash collateral on total return swap.

The following table shows the volume of the Company’s derivative transactions during the years ended December 31, 2016 and 2015:

	2016	2015
Average notional par amount of contracts	$214,114,353	$222,622,738

The following is a summary of the TRS reference assets as of December 31, 2016:

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
Acrisure, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	11/22/2023	2,500,000	2,475,000	2,527,350	52,350
Albertson's LLC	Retail	Senior Secured First Lien Term Loans(3)(5) LIBOR + 3.000%, 0.750% Floor	8/25/2021	2,000,000	2,000,000	2,022,080	22,080
AMC Entertainment Holdings, Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(5) LIBOR + 2.750%, 0.750% Floor	12/15/2023	2,000,000	1,995,000	2,018,500	23,500
AMF Bowling Centers, Inc	Services: Consumer	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	9/19/2023	6,842,500	6,739,863	6,821,151	81,288
Amplify Snack Brands, Inc.	Beverage & Food	Senior Secured First Lien Term Loans(7) LIBOR + 5.500%, 1.000% Floor	9/2/2023	3,000,000	2,970,000	2,912,490	(57,510)
Answsers Corporation	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 5.250%, 1.000% Floor	10/1/2021	14,775,000	14,257,875	7,313,625	(6,944,250)
ANVC Merger Corp.	Aerospace & Defense	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	2/18/2021	4,691,841	4,644,923	4,656,653	11,730
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	12/21/2020	10,645,102	10,476,828	10,574,099	97,271
Astro AB Borrower, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	4/30/2022	965,761	960,932	974,211	13,279
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 3.750%, 1.000% Floor	11/3/2023	1,000,000	995,000	1,013,750	18,750
Atkore International, Inc	Wholesale	Senior Secured First Lien Term Loans(3)(7) LIBOR + 3.000%, 1.000% Floor	12/22/2023	3,000,000	2,992,500	3,022,500	30,000
ConvergeOne Holdings Corp.	Telecommunications	Senior Secured First Lien Term Loans(7) LIBOR + 5.375%, 1.000% Floor	6/17/2020	2,500,000	2,462,500	2,487,500	25,000
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	1/29/2022	9,780,882	9,585,265	9,634,169	48,904
Encompass Digital Media, Inc	Media: Broadcasting & Subscription	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	6/6/2021	4,887,500	4,863,063	4,618,688	(244,375)
EVO Payments International, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(3) LIBOR + 5.000%, 1.000% Floor	12/22/2023	3,000,000	2,970,000	2,970,000	—
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 7.000%, 1.000% Floor	8/31/2020	1,222,222	1,100,000	1,155,000	55,000
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 7.125%, 1.250% Floor	9/30/2020	1,650,000	1,641,125	1,431,375	(209,750)

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loans(7) LIBOR + 7.125%, 1.250% Floor	9/30/2020	2,596,305	2,676,375	1,817,414	(858,961)
First Data Corporation	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 3.000%, 0.000% Floor	7/8/2022	1,000,000	1,000,000	1,010,210	10,210
Flex Acquisition Company, Inc.	Containers, Packaging & Glass	Senior Secured First Lien Term Loans(3)(7) LIBOR + 3.250%, 1.000% Floor	12/29/2023	1,000,000	995,000	1,008,330	13,330
Four Seasons Holdings Inc.	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 3.000%, 0.750% Floor	11/30/2023	1,000,000	995,000	1,011,250	16,250
Genex Services, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	5/28/2021	2,942,374	2,927,662	2,920,306	(7,356)
GTCR Valor Companies, Inc.	Media: Diversified & Production	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	6/16/2023	4,987,500	4,788,000	4,925,156	137,156
Harbortouch Payments, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	10/13/2023	5,000,000	4,950,000	4,950,000	—
HNC Holdings, Inc.	Construction & Building	Senior Secured First Lien Term Loans(7) LIBOR + 4.500%, 1.000% Floor	10/5/2023	572,000	569,140	577,720	8,580
Hudson Products Holdings Inc	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	3/15/2019	1,862,892	1,853,578	1,632,360	(221,218)
Imagine! Print Solutions, LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(7) LIBOR + 6.000%, 1.000% Floor	3/30/2022	4,977,182	4,916,266	5,026,954	110,688
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	4/1/2021	7,591,111	7,439,289	7,230,533	(208,756)
Isola USA Corp.	High Tech Industries	Senior Secured First Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	11/29/2018	3,697,045	3,595,250	3,441,172	(154,078)
J.D. Power and Associates	Services: Consumer	Senior Secured First Lien Term Loans(7) LIBOR + 4.250%, 1.000% Floor	9/7/2023	2,000,000	1,990,000	2,017,500	27,500
Kronos Incorporated	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	11/1/2023	3,000,000	2,985,000	3,035,160	50,160
Kronos Incorporated	Services: Business	Senior Secured Second Lien Term Loans(7) LIBOR + 8.250%, 1.000% Floor	11/1/2024	2,000,000	1,980,000	2,058,760	78,760
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loans(3) LIBOR + 5.500%, 1.000% Floor	1/30/2024	2,739,130	2,684,348	2,769,946	85,598
Lightstone HoldCo LLC	Utilities: Electric	Senior Secured First Lien Term Loans(3) LIBOR + 5.500%, 1.000% Floor	1/30/2024	260,870	255,652	263,804	8,152

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
Livingston International, Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loans(1)(4)(7) LIBOR + 8.250%, 1.250% Floor	4/17/2020	1,954,783	1,969,443	1,862,321	(107,122)
MPH Acquisition Holdings LLC	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	6/7/2023	2,870,317	2,855,965	2,917,993	62,028
MWI Holdings, Inc.	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 5.500%, 1.000% Floor	6/29/2020	3,990,000	3,950,100	3,980,025	29,925
Nine West Holdings, Inc.	Consumer goods: Non-durable	Senior Secured First Lien Term Loans(7) LIBOR + 3.750%, 1.000% Floor	10/8/2019	5,865,000	5,850,338	3,606,975	(2,243,363)
O2 Partners, LLC	Consumer goods: Non-durable	Senior Secured First Lien Term Loans(6) LIBOR + 5.000%, 1.000% Floor	10/7/2022	1,500,000	1,485,000	1,485,000	—
Payless Inc.	Retail	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	3/11/2021	5,850,000	5,828,063	3,017,606	(2,810,457)
Petco Animal Supplies, Inc.	Retail	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	1/26/2023	5,940,050	5,821,249	5,965,533	144,284
Polycom, Inc.	Wholesale	Senior Secured First Lien Term Loans(7) LIBOR + 6.500%, 1.000% Floor	9/27/2023	1,946,667	1,868,800	1,953,967	85,167
Preferred Proppants, LLC	Construction & Building	Senior Secured First Lien Term Loans(7) LIBOR + 5.750%, 1.000% Floor	7/27/2020	2,870,178	2,841,476	2,421,713	(419,763)
Press Ganey Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(5) LIBOR + 3.250%, 1.000% Floor	10/23/2023	3,000,000	2,985,000	3,015,000	30,000
Press Ganey Holdings, Inc.	Healthcare & Pharmaceuticals	Senior Secured Second Lien Term Loans(5) LIBOR + 7.250%, 1.000% Floor	10/21/2024	6,500,000	6,472,500	6,472,505	5
Rackspace Hosting, Inc.	Services: Business	Senior Secured First Lien Term Loans(3) LIBOR + 3.500%, 1.000% Floor	11/3/2023	1,000,000	1,000,000	1,000,000	—
Rackspace Hosting, Inc.	Services: Business	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	11/3/2023	2,500,000	2,487,500	2,530,200	42,700
SCS Holdings I Inc.	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	10/30/2022	1,500,000	1,496,250	1,496,250	—
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term Loans(5) LIBOR + 5.000%, 1.000% Floor	4/1/2019	7,989,438	7,956,046	7,716,439	(239,607)
TaxACT Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(5) LIBOR + 6.000%, 1.000% Floor	1/3/2023	2,705,882	2,634,706	2,705,882	71,176
Tensar Corporation	Capital Equipment	Senior Secured First Lien Term Loans(7) LIBOR + 4.750%, 1.000% Floor	7/9/2021	11,574,536	11,458,791	10,417,083	(1,041,708)

Company(1)	Industry	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/(Depreciation)
TravelCLICK, Inc	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(5) LIBOR + 4.500%, 1.250% Floor	5/6/2021	4,732,805	4,685,477	4,738,721	53,244
tronc, Inc.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loans(4)(5) LIBOR + 4.750%, 1.000% Floor	8/4/2021	7,000,000	6,930,000	6,973,750	43,750
UFC Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/18/2023	1,000,000	995,000	1,012,000	17,000
UFC Holdings, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loans(7) LIBOR + 7.500%, 1.000% Floor	8/18/2024	500,000	495,000	513,125	18,125
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term Loans(5) LIBOR + 4.250%, 1.000% Floor	6/26/2021	1,856,284	1,842,362	1,786,673	(55,689)
VCVH Holding Corp.	Healthcare & Pharmaceuticals	Senior Secured First Lien Term Loans(7) LIBOR + 5.000%, 1.000% Floor	6/1/2023	997,500	987,525	987,525	—
Veresen Midstream Limited Partnership	Energy: Oil & Gas	Senior Secured First Lien Term Loans(7) LIBOR + 4.250%, 1.000% Floor	3/31/2022	2,992,405	2,956,197	3,009,851	53,654
Victory Capital Operating, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loans(7) LIBOR + 7.500%, 1.000% Floor	10/29/2021	1,625,357	1,600,977	1,641,611	40,634
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/4/2023	3,257,143	3,224,571	3,294,307	69,736
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(7) LIBOR + 4.000%, 1.000% Floor	8/4/2023	742,857	735,429	751,334	15,905
Vistra Operations Company LLC	Energy: Electricity	Senior Secured First Lien Term Loans(3)(5) LIBOR + 3.250%, 0.750% Floor	12/14/2023	1,500,000	1,496,250	1,518,750	22,500
Western Digital Corporation	High Tech Industries	Senior Secured First Lien Term Loans(5) LIBOR + 3.750%, 0.750% Floor	4/29/2023	3,192,000	3,148,110	3,223,920	75,810
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term loans(4)(7) LIBOR + 7.000%, 1.000% Floor	2/13/2019	9,737,187	9,725,122	9,627,643	(97,479)
Total				$230,377,606	$227,513,681	$213,493,418	$(14,020,263)
Total accrued interest income, net of expenses							372,933
Total unrealized depreciation on total return swap							$(13,647,330)
 _____________________________

(1)	All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada.

(2)	Represents the initial amount of par of an investment in which the TRS is referenced.

(3)	The referenced asset or portion thereof is unsettled as of December 31, 2016.

(4)	The investment is not a qualifying asset under the Investment Company Act of 1940, as amended.

(5)
The interest rate on these loans is subject to a base rate plus 1 Month (“1M”) LIBOR, which at December 31, 2016 was 0.77%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(6)
The interest rate on these loans is subject to a base rate plus 2 Month (“2M”) LIBOR, which at December 31, 2016 was 0.82%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

(7)
The interest rate on these loans is subject to a base rate plus 3 Month (“3M”) LIBOR, which at December 31, 2016 was 1.00%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2016, the prevailing rate in effect at December 31, 2016 was the base rate plus the LIBOR floor.

The following is a summary of the TRS reference assets as of December 31, 2015:

Company(1)	Industry(4)	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
American Beacon Advisors Inc	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(7)	4/30/2022	997,500	$992,513	$984,204	$(8,309)
Answers Corporation	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.250%, 1.000% Floor(5)	10/1/2021	14,887,500	14,366,438	9,974,625	(4,391,813)
ANVC Merger Corp.	Aerospace & Defense	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(7)	2/18/2021	4,740,086	4,692,685	4,597,883	(94,802)
AP Gaming I, LLC	Hotel, Gaming & Leisure	Senior Secured Second Lien Term Loan LIBOR + 8.250%, 1.000% Floor(7)	12/20/2020	14,263,492	13,988,219	13,710,781	(277,438)
Asurion, LLC	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 3.750%, 1.250% Floor(7)	5/24/2019	4,724,269	4,723,681	4,415,727	(307,954)
Atkore International, Inc	Metals & Mining	Senior Secured Second Lien Term Loan LIBOR + 6.750%, 1.000% Floor(7)	10/9/2021	10,000,000	10,032,500	8,700,000	(1,332,500)
Bowlmor AMF Corporation	Services: Consumer	Senior Secured First Lien Term Loan LIBOR + 6.250%, 1.000% Floor(7)	9/18/2021	8,910,000	8,776,350	8,783,745	7,395
CJ Holding Co.	Energy: Oil & Gas	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(4)(5)	3/24/2020	2,985,000	2,567,100	1,814,880	(752,220)
CSP Technologies North America, LLC	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(7)	1/29/2022	9,925,000	9,726,500	9,726,500	—
Collective Brands Finance Inc.	Retail	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor(7)	3/11/2021	5,910,000	5,887,838	3,376,088	(2,511,750)
Encompass Digital Media, Inc	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(5)	6/6/2021	4,937,500	4,912,813	4,814,063	(98,750)
Fieldwood Energy LLC	Energy: Oil & Gas	Senior Secured Second Lien Term Loan LIBOR + 7.125%, 1.250% Floor(8)	9/30/2020	4,246,305	4,317,500	636,946	(3,680,554)
Genex Services, Inc.	Banking, Finance, Insurance & Real Estate	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(5)	5/30/2021	2,972,475	2,957,612	2,915,492	(42,120)
Hudson Products Holdings Inc	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.000%, 1.000% Floor(7)	3/15/2019	1,872,446	1,863,083	1,569,727	(293,356)
Iqor US Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(7)	4/1/2021	7,668,571	7,515,200	6,045,365	(1,469,835)
Isola USA	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 8.250%, 1.000% Floor(7)	11/29/2018	3,825,000	3,767,625	3,372,417	(395,208)
Language Line LLC	Telecommunications	Senior Secured First Lien Term Loan LIBOR + 5.500%, 1.000% Floor(7)	7/7/2021	3,293,750	3,260,813	3,266,314	5,501
Livingston International, Inc.	Transportation: Cargo	Senior Secured Second Lien Term Loan LIBOR + 7.750%, 1.250% Floor(1)(4)(7)	4/18/2020	1,954,783	1,969,443	1,804,239	(165,204)
Maxim Crane Works LP	Capital Equipment	Senior Secured Second Lien Term Loan LIBOR + 9.250%, 1.000% Floor(5)	11/26/2018	6,500,000	6,590,000	6,370,000	(220,000)
Mohegan Tribal Gaming	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.000% Floor(7)	11/19/2019	6,937,197	6,805,555	6,771,189	(34,366)
Nine West Holdings, Inc.	Consumer goods: Non-durable	Senior Secured First Lien Term Loan LIBOR + 3.750%, 1.000% Floor(7)	10/8/2019	5,925,000	5,910,188	4,094,175	(1,816,013)
Packaging Coordinators, Inc.	Containers, Packaging & Glass	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(7)	8/1/2021	4,950,000	4,900,500	4,900,500	—

Company(1)	Industry(4)	Type of Investment	Maturity	Par Amount	Initial Notional Cost(2)	Fair Value	Unrealized Appreciation/ (Depreciation)
Preferred Sands Holding Company, LLC	Construction & Building	Senior Secured First Lien Term Loan LIBOR + 5.750%, 1.000% Floor(7)	7/27/2020	6,930,000	6,860,700	3,205,125	(3,655,575)
Sungard Availability Services Capital Inc.	Services: Business	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(5)	3/31/2019	10,592,195	10,545,854	9,149,008	(1,396,846)
Tensar Corp.	Capital Equipment	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(7)	7/9/2021	11,880,000	11,761,200	10,083,150	(1,678,050)
Thomson Multimedia	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.000%, 1.000% Floor(5)	3/31/2020	8,771,899	8,879,253	8,530,672	(348,581)
TravelCLICK, Inc	Hotel, Gaming & Leisure	Senior Secured First Lien Term Loan LIBOR + 4.500%, 1.250% Floor(5)	5/12/2021	9,817,247	9,719,074	9,424,557	(294,517)
Tribune Publishing Co.	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 4.750%, 1.000% Floor(5)	8/4/2021	9,500,000	9,424,000	8,704,375	(719,625)
TTM Technologies Inc.	High Tech Industries	Senior Secured First Lien Term Loan LIBOR + 5.000%, 1.000% Floor(4)(7)	5/7/2021	3,990,000	3,850,350	3,600,975	(249,375)
US Shipping Partners LP	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 4.250%, 1.000% Floor(7)	6/26/2021	1,926,818	1,912,367	1,772,673	(139,694)
YP LLC	Media: Advertising, Printing & Publishing	Senior Secured First Lien Term Loan LIBOR + 6.750%, 1.250% Floor(5)	6/4/2018	3,130,435	3,153,913	3,091,531	(62,382)
YRC Worldwide Inc.	Transportation: Cargo	Senior Secured First Lien Term Loan LIBOR + 7.250%, 1.000% Floor(4)(5)	2/13/2019	9,837,312	9,825,123	8,525,703	(1,299,420)
					$206,455,990	$178,732,629	$(27,723,361)
Total accrued interest income, net of expenses							357,542
Total unrealized depreciation on total return swap							$(27,365,819)

___________________________

(1)	All investments are domiciled in the United States except for Livingston International, Inc., which is domiciled in Canada.
(2)	Represents the initial amount of par of an investment in which the TRS is referenced.
(3)	The referenced asset or portion thereof is unsettled as of December 31, 2015.
(4)	The investment is not a qualifying asset under the Investment Company Act of 1940, as amended.
(5)
The interest rate on these loans is subject to a base rate plus 1 Month ("1M") LIBOR, which at December 31, 2015 was 0.43%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 1M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(6)
The interest rate on these loans is subject to a base rate plus 2 Month ("2M") LIBOR, which at December 31, 2015 was 0.51%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 2M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(7)
The interest rate on these loans is subject to a base rate plus 3 Month ("3M") LIBOR, which at December 31, 2015 was 0.61%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 3M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

(8)
The interest rate on these loans is subject to a base rate plus 6 Month ("6M") LIBOR, which at December 31, 2015 was 0.85%. As the interest rate is subject to a minimum LIBOR floor which was greater than the 6M LIBOR rate at December 31, 2015, the prevailing rate in effect at December 31, 2015 was the base rate plus the LIBOR floor.

Note 6. Borrowings
The following table shows the Company's outstanding debt as of December 31, 2016 and 2015:

	2016			2015
	Total Commitment	Balance Outstanding	Unused Commitment	Total Commitment	Balance Outstanding	Unused Commitment
ING Credit Facility	$175,000,000	$150,000,000	$25,000,000	$170,000,000	$145,000,000	$25,000,000
Alpine Credit Facility	300,000,000	240,000,000	60,000,000	300,000,000	240,000,000	60,000,000
Total before deferred financing costs	475,000,000	390,000,000	85,000,000	470,000,000	385,000,000	85,000,000
Unamortized deferred financing costs	—	(4,340,533)	—	—	(3,239,404)	—
Total borrowings outstanding, net	$475,000,000	$385,659,467	$85,000,000	$470,000,000	$381,760,596	$85,000,000
As a BDC, the Company is only allowed to employ leverage to the extent that its asset coverage, as defined in the 1940 Act, equals at least 200% after giving effect to such leverage. The amount of leverage that the Company employs at any time depends on its assessment of the market and other factors at the time of any proposed borrowing.
The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s margin borrowings are estimated based upon market interest rates for its own borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. The Company’s debt obligation is recorded at its carrying value, which approximates fair value.
ING Credit Facility
On August 12, 2016, the Company amended its existing senior secured syndicated revolving credit facility (the “ING Credit Facility”) pursuant to a Senior Secured Revolving Credit Agreement (the “Revolving Credit Agreement”) with certain lenders party thereto from time to time and ING Capital LLC, as administrative agent. The ING Credit Facility matures on August 12, 2020 and is secured by substantially all of the Company’s assets, subject to certain exclusions as further set forth in an Amended and Restated Guarantee, Pledge and Security Agreement (the “Security Agreement”) entered into in connection with the Revolving Credit Agreement, among the Company, the subsidiary guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent. The ING Credit Facility also includes usual and customary representations, covenants and events of default for senior secured revolving credit facilities of this nature. On February 13, 2015 commitments to the ING credit facility were expanded from $150,000,000 to $170,000.000. On August 12, 2016, commitments to the ING credit facility were expanded from $170,000,000 to $175,000,000.
The ING Credit Facility allows for the Company, at its option, to borrow money at a rate of either (i) an alternate base rate plus 1.50% per annum or (ii) LIBOR plus 2.50% per annum. The interest rate margins are subject to certain step-downs upon the satisfaction of certain conditions described in the Revolving Credit Agreement. The alternate base rate will be the greatest of (i) the U.S. Prime Rate set forth in the Wall Street Journal, (ii) the federal funds effective rate plus 1/2 of 1%, and (iii) three month LIBOR plus 1.00%. As of December 31, 2016 and 2015, the commitment under the ING Credit Facility was $175,000,000 and $170,000,000, respectively, and the ING Credit Facility includes an accordion feature that allows for potential future expansion of the ING Credit Facility up to a total of $500,000,000. Availability of loans under the ING Credit Facility is linked to the valuation of the collateral pursuant to a borrowing base mechanism.
The Company is also required to pay a commitment fee to the lenders based on the daily unused portion of the aggregate commitments under the ING Credit Facility. The commitment fee is (i) 1.50% if the used portion of the aggregate commitments is less than or equal to 40%, (ii) 0.75% if the used portion of the aggregate commitments is greater than 40% and less than or equal to 65% or (iii) 0.50% if the used portion of the aggregate commitments is greater than 65%. The ING Credit Facility provides that the Company may use the proceeds of the facility for general corporate purposes, including making investments in accordance with the Company’s investment objective and strategy.
Borrowings under the Revolving Credit Agreement are subject to, among other things, a minimum borrowing base. Substantially all of the Company’s assets are pledged as collateral under the Revolving Credit Agreement. The ING Credit Facility requires the Company to, among other things (i) make representations and warranties regarding the collateral as well the Company’s business and operations, (ii) agree to certain indemnification obligations, and (iii) agree to comply with various affirmative and negative covenants. The documents for the Revolving Credit Agreement also include default provisions, such as the failure to make timely payments under the Revolving Credit Agreement, the occurrence of a change in control, and the failure by the Company to materially perform under the operative agreements governing the Revolving Credit Agreement, which, if not complied with, could accelerate repayment under the Revolving Credit Agreement, thereby materially and adversely affecting the Company’s liquidity, financial condition and results of operations.
In connection with the security interest established under the Security Agreement, the Company, ING Capital LLC, in its capacity as collateral agent, and State Street Bank and Trust Company, in its capacity as the Company’s custodian, entered into a control agreement dated as of December 4, 2013, in order to, among other things, perfect the security interest granted pursuant to the Security Agreement in, and provide for control over, the related collateral.
As of December 31, 2016 and 2015, the carrying amount of the Company’s borrowings under the ING Credit Facility approximated their fair value. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowing under the ING Credit Facility is estimated based upon market interest rates of the Company’s borrowing or entities with similar credit risk, adjusted for nonperformance risk, if any. At December 31, 2016 and 2015, the ING Credit Facility would be deemed to be Level 3, as defined in Note 4.
As of December 31, 2016 and 2015, $2,746,766 and $1,061,595, respectively, of financing costs related to the ING Credit Facility have been capitalized and are being amortized over the respective terms. For the years ended December 31, 2016 and 2015, the Company recorded $4,842,767 and $4,118,971, respectively, of interest and financing expenses related to the ING Credit Facility, of which $4,108,157 and $3,431,490, respectively, was attributable to interest and $734,610 and $687,481, respectively was attributable to amortization of deferred financing costs, respectively. As of December 31, 2016 and 2015, the Company’s outstanding borrowings under the ING Credit Facility were $150,000,000 and $145,000,000, respectively. For the years ended December 31, 2016 and 2015 the Company’s weighted average outstanding debt balance and interest rate on the ING Credit Facility was $109,931,694 and 3.7% and $97,547,945 and 3.5%, respectively.
Alpine Credit Facility
On July 23, 2014, the Company’s wholly-owned, special purpose financing subsidiary, Alpine, entered into a revolving credit facility (the “Alpine Credit Facility”) pursuant to a Loan Agreement with JPMorgan Chase Bank, National Association (“JPMorgan”), as administrative agent and lender, the Financing Providers from time to time party thereto, SIC Advisors, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto (the “Loan Agreement”). Alpine’s obligations to JPMorgan under the Alpine Credit Facility are secured by a first priority security interest in substantially all of the assets of Alpine, including its portfolio of loans. The obligations of Alpine under the Alpine Credit Facility are non-recourse to the Company.
The Alpine Credit Facility provides for borrowings in an aggregate principal amount up to $300,000,000 on a committed basis. Borrowings under the Alpine Credit Facility are subject to compliance with a net asset value coverage ratio with respect to the current value of Alpine’s portfolio and various eligibility criteria must be satisfied with respect to the initial acquisition of each loan in Alpine’s portfolio. Any amounts borrowed under the Alpine Credit Facility will mature, and all accrued and unpaid interest thereunder will be due and payable, on July 23, 2019.
Pricing under the Alpine Credit Facility for each one month calculation period is based on LIBOR for an interest period of one month, plus a spread of 3.25% per annum. If LIBOR is unavailable, pricing will be determined at the prime rate offered by JPMorgan or the federal funds effective rate, plus a spread of 3.25% per annum. Interest is payable monthly in arrears. Since February 23, 2015, Alpine has been required to pay a commitment fee equal to 0.50% on the average daily unused amount of the financing commitments to the extent $150,000,000 has not been borrowed. Alpine also paid a set-up fee and incurred certain other customary costs and expenses in connection with obtaining the Alpine Credit Facility on July 23, 2014, and its first amendment which increased the aggregate principal amount from $150,000,000 to $300,000,000 on February 6, 2015.
Borrowings of Alpine are considered borrowings of the Company for purposes of complying with the asset coverage requirements under the 1940 Act, applicable to business development companies.
Pursuant to a Sale and Contribution Agreement entered into between the Company and Alpine (the “Sale Agreement”) in connection with the Alpine Credit Facility, the Company may sell loans or contribute cash or loans to Alpine from time to time and will retain a residual interest in any assets contributed through its ownership of Alpine or will receive fair market value for any assets sold to Alpine. In certain circumstances the Company may be required to repurchase certain loans sold to Alpine. In addition to the acquisition of loans pursuant to the Sale Agreement, Alpine may purchase additional assets from various sources. Alpine has appointed SIC Advisors to manage its portfolio of assets pursuant to the terms of a Portfolio Management Agreement between SIC Advisors and Alpine.

As of December 31, 2016, the carrying amount of the Company’s borrowings under the Alpine Credit Facility approximated the fair value of the Company’s debt obligation. The fair value of the Company’s debt obligation is determined in accordance with ASC 820, which defines fair value in terms of the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The fair value of the Company’s borrowings under the Alpine Credit Facility is estimated based upon market interest rates of the Company’s borrowings or entities with similar credit risk, adjusted for nonperformance risk, if any. At December 31, 2016, the Alpine Credit Facility would be deemed to be Level 3, as defined in Note 4.
As of December 31, 2016 and 2015, $1,593,767 and $2,177,809, respectively, of financing costs related to the Alpine Credit Facility has been capitalized and is being amortized over the respective terms. For the years ended December 31, 2016 and 2015, the Company recorded $9,969,661 and $7,071,908, respectively, of interest and financing expenses related to the Alpine Credit Facility, of which $9,385,618 and $6,530,916, respectively, was attributable to interest and $584,043 and $540,992 was attributable to amortization of deferred financing costs. For the years ended December 31, 2016 and 2015, the Company’s weighted average outstanding debt balance and interest rate on the Alpine Credit Facility was $240,000,000 and 3.8% and $182,974,180 and 3.5%, respectively.
Note 7. Agreements
Investment Advisory Agreement
On April 5, 2012, the Company entered into an investment advisory agreement (“IAA”) with SIC Advisors to manage the Company’s investment activities. The IAA became effective as of April 17, 2012, the date that the Company met its minimum offering requirement. Pursuant to the 1940 Act, the initial term of the IAA was for two years from its effective date, with one-year renewals subject to approval by the Company’s board of directors, a majority of whom must be independent directors. On March 2, 2016, the Company’s board of directors approved the renewal of the IAA for an additional one-year term at an in-person meeting. Pursuant to the IAA, SIC Advisors implements the Company’s business strategy on a day-to-day basis and performs certain services for the Company, subject to oversight by the Company’s board of directors. SIC Advisors is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investment transactions, asset sales, financings and performing asset management duties. Under the IAA, the Company has agreed to pay SIC Advisors a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.
The base management fee is calculated at an annual rate of 1.75% of the Company’s gross assets payable quarterly in arrears. For purposes of calculating the base management fee, the term “gross assets” includes any assets acquired with the proceeds of leverage. “Gross assets” also includes any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation. For the first quarter of the Company’s operations, the base management fee was calculated based on the initial value of the Company’s gross assets. Subsequently, the base management fee is calculated based on the gross assets at the end of each completed calendar quarter. Base management fees for any partial quarter are appropriately prorated. For the years ended December 31, 2016, 2015, and 2014, the Company recorded an expense for base management fees of $19,928,802, $17,234,293 and$8,976,657, respectively, of which $5,138,107 and $4,686,096 were payable at December 31, 2016 and 2015, respectively.
The incentive fee consists of the following two parts:
An incentive fee on net investment income (“Subordinated Incentive Fee on Income”) is calculated and payable quarterly in arrears and is based upon pre-incentive fee net investment income for the immediately preceding quarter. No Subordinated Incentive Fee on Income is payable in any calendar quarter in which pre-incentive fee net investment income does not exceed a quarterly return to stockholders of 1.75% per quarter on the Company’s net assets at the end of the immediately preceding fiscal quarter (the “Preferred Quarterly Return”). All pre-incentive fee net investment income, if any, that exceeds the Preferred Quarterly Return, but is less than or equal to 2.1875% of net assets at the end of the immediately preceding fiscal quarter in any quarter, will be payable to SIC Advisors. The Company refers to this portion of its Subordinated Incentive Fee on Income as the “Catch Up”. It is intended to provide an incentive fee of 20% on pre-incentive fee net investment income when pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter in any quarter. For any quarter in which the Company’s pre-incentive fee net investment income exceeds 2.1875% of net assets at the end of the immediately preceding quarter, the Subordinated Incentive Fee on Income shall equal 20% of the amount of pre-incentive fee net investment income, because the Preferred Quarterly Return and Catch Up will have been achieved. There is no incentive fee on net investment income earned on the TRS.
For the years ended December 31, 2016, 2015 and 2014 the Company recorded a Subordinated Incentive Fee on Income of $9,281,479, $4,434,352 and $(183,617), respectively. As of December 31, 2016 and 2015, the Company recorded an incentive fee on net income payable of $1,405,419 and $1,795,268, respectively.
A capital gains incentive fee will be earned on realized investments and shall be payable in arrears as of the end of each calendar year during which the IAA is in effect. If the IAA is terminated, the fee will also become payable as of the effective date of such termination. The fee equals 20% of the realized capital gains, less the aggregate amount of any previously paid capital gains incentive fees. The incentive fee on capital gains is equal to realized capital gains on a cumulative basis from inception, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis.
Under GAAP the Company calculates capital gains incentive fees as if the Company had realized all assets at their fair values and liabilities at their settlement amounts as of the reporting date. GAAP requires that the capital gains incentive fee accrual assume the cumulative aggregate unrealized capital appreciation is realized, even though such unrealized capital appreciation is not payable under the IAA. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. There can be no assurance that such unrealized capital appreciation will be realized in the future and that the provisional capital gains incentive fee will become payable.
For the years ended December 31, 2016, 2015 and 2014, the Company recorded no capital gains incentive fee. As of December 31, 2016 and 2015, the Company recorded no capital gains incentive fee payable.
Prior to June 2, 2014, SIC Advisors bore all organizational and offering expenses, as defined in the IAA, on behalf of the Company until the Company’s gross proceeds in connection with the sale of its common stock exceeded $300,000,000. Beginning June 2, 2014, the Company became responsible for all ongoing organization and offering expenses.
Pursuant to the terms of the IAA, the Company has agreed to reimburse SIC Advisors for any such organizational and offering expenses incurred by SIC Advisors (“O&O Reimbursable Expenses”) prior to June 2, 2014 not to exceed 1.25% of the gross subscriptions raised by the Company over the course of the offering period, which is currently scheduled to terminate April 17, 2018, unless further extended.
In the event that other organizational and offering expenses exceed 5.25% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering or other organizational and offering expenses, together with selling commissions, dealer manager fees and any discounts paid to members of the Financial Industry Regulatory Authority, exceed 15% of the gross proceeds from the sale of shares of the Company’s common stock pursuant to its public offering or one or more private offerings at the time of the completion of the offering, then SIC Advisors shall be required to pay without reimbursement from the Company, or, if already paid by the Company, reimburse the Company, for amounts exceeding such 5.25% and 15% limit, as appropriate.
As of February 2015, SIC Advisors has been fully reimbursed for all O&O Reimbursable Expenses from inception to date, which totaled $5,602,303. For the years ended December 31, 2016, 2015 and 2014, SIC Advisors incurred O&O Reimbursable Expenses of $0, $0 and $1,880,248, respectively. For the years ended December 31, 2016, 2015, and 2014 the Company reimbursed SIC Advisors $0, $443,687 and $4,640,250, respectively. As of December 31, 2016 and 2015, no amounts have been accrued related to O&O Expenses to be reimbursed to SIC Advisors.
Administration Agreement
On April 5, 2012, the Company entered into an administration agreement (the “Administration Agreement”) with Medley Capital LLC, pursuant to which Medley Capital LLC furnishes the Company with administrative services necessary to conduct its day-to-day operations. On February 28, 2013, Medley Capital LLC entered into a Sub-Administration Agreement with State Street Bank Global Fund Accounting and Custody to perform certain financial, accounting, administrative and other services on behalf of the Company. On March 2, 2016, the Company’s board of directors approved the renewal of the Administration Agreement for an additional one-year term at an in-person meeting. Medley Capital LLC is reimbursed for administrative expenses it incurs on the Company’s behalf in performing its obligations. Such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other reasonable methods. The Company does not reimburse Medley Capital LLC for any services for which it receives a separate fee or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of Medley Capital LLC. For the years ended December 31, 2016, 2015 and 2014 the Company recorded an expenses of $2,847,745, $2,261,789 and $1,300,971, respectively, relating to administrator expenses. As of December 31, 2016 and 2015, the Company had $850,678 and $517,930, respectively, in administrator expenses payable.
Expense Support and Reimbursement Agreement
From June 29, 2012 through December 31, 2016, the Company was party to an Expense Support and Reimbursement Agreement with SIC Advisors (the “Expense Support Agreement”). During the term of the Expense Support Agreement, SIC Advisors reimbursed the Company for operating expenses in an amount equal to the difference between the Company’s distributions paid to its stockholders in each month, less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains, during such period (“Expense Support Reimbursement”). To the extent that no dividends or other distributions were paid to the Company’s stockholders in any given month, then the Expense Support Reimbursement for such month was equal to such amount necessary in order for available operating funds for the month to equal zero. From April 1, 2016 until the expiration of the Expense Support Agreement on December 31, 2016, SIC

Advisors made expense support payments on a discretionary basis by making an election on the last day of each month to fund an expense support payment in an amount equal to the difference between the Company’s distributions paid to stockholders during such month less the sum of the Company’s net investment income, net realized capital gains and dividends paid to the Company from its portfolio companies, not included in net income and net realized capital gains during such period.
The purpose of the Expense Support Agreement was to cover distributions to stockholders so as to ensure that the distributions did not constitute a return of capital for GAAP purposes and to reduce operating expenses until the Company had raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement expired on December 31, 2016.
Pursuant to the Expense Support Agreement, the Company will reimburse SIC Advisors for expense support payments it previously made following any calendar quarter for which the Company received net investment income, net realized capital gains and dividends from its portfolio companies (not included in net income and net realized capital gains) in excess of the distributions paid to the Company’s stockholders during such calendar quarter (the “Excess Operating Funds”). Any such reimbursement will be made within three years of the date that the expense support payment obligation was incurred by SIC Advisors, subject to the conditions described below. The amount of the reimbursement during any calendar quarter will equal the lesser of (i) the Excess Operating Funds received during the quarter and (ii) the aggregate amount of all expense payments made by SIC Advisors that have not yet been reimbursed. In addition, the Company will only make reimbursement payments to the extent its current annualized “operating expense ratio” (as described in footnote 1 to the table below) is equal to or less than its operating expense ratio for the quarter during which the corresponding expense obligation was incurred and to the extent the annualized rate of its regular cash dividends to the Company’s stockholders for the month is equal to or greater than the annualized rate of the Company’s regular cash distributions to stockholders for the month during which the corresponding expense payment was incurred.
For the years ended December 31, 2016, 2015 and 2014, the Company recorded net Expense Support Reimbursements of $16,093,129, $6,283,327 and $5,222,096, respectively, on the consolidated statements of operations and gross Expense Support Reimbursements of $16,228,913, $8,744,627 and $6,759,600, respectively. Repayments of amounts paid by SIC Advisors to the Company under the Expense Support Agreement will be accrued as they become probable and estimable. As of December 31, 2016 and 2015, the Company recorded $7,892,273 and $7,314,867, respectively, in its consolidated statements of assets and liabilities as due from affiliate relating to the Expense Support Agreement. The Company refers to Expense Support Reimbursements that are eligible for reimbursement to SIC Advisors by virtue of having satisfied the conditions described above as a “Crystalized Reimbursement.” As of December 31, 2016 and 2015, the Company recorded $135,784 and $2,461,300, respectively, of Crystalized Reimbursements, of which $0 and $1,765,768 was paid to SIC Advisors, and $135,784 and $695,533 was included in Due to Affiliate on the respective consolidated statements of assets and liabilities. As of December 31, 2016, 2015 and 2014, the total amounts eligible for reimbursement of the Company to SIC Advisors net of Crystalized Reimbursements was $31,474,331, $16,824,125 and $10,540,799, respectively.

The following table provides information regarding liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments:

Quarter Ended	Amount of Expense Payment Obligation	Amount Repaid to SIC Advisors	Operating Expense Ratio(1)	Annualized Distribution Rate(2)	Eligible to be Repaid Through
June 30, 2012	$454,874	$454,874	6.13%	8.00%	June 30, 2015
September 30, 2012	437,303	437,303	4.05%	8.00%	September 30, 2015
December 31, 2012	573,733	573,733	3.91%	8.00%	December 31, 2015
March 31, 2013	685,404	685,404	1.71%	8.00%	March 31, 2016
June 30, 2013	732,425	732,425	1.00%	7.84%	June 30, 2016
September 30, 2013(3)	1,262,848	1,078,500	0.83%	7.84%	September 30, 2016
December 31, 2013(3)	1,258,575	—	0.45%	7.84%	December 31, 2016
March 31, 2014	1,313,470	—	0.45%	7.80%	March 31, 2017
June 30, 2014	2,143,066	—	0.38%	7.80%	June 30, 2017
September 30, 2014	1,717,593	123,025	0.38%	7.77%	September 30, 2017
December 31, 2014	1,585,471	—	0.47%	8.00%	December 31, 2017
March 31, 2015	1,993,518	—	0.43%	8.00%	March 31, 2018
June 30, 2015	2,148,462	—	0.31%	8.00%	June 30, 2018
September 30, 2015	627,752	—	0.32%	8.25%	September 30, 2018
December 31, 2015	3,974,895	—	0.40%	8.65%	December 31, 2018
March 31, 2016	5,204,896	—	0.37%	8.89%	March 31, 2019
June 30, 2016	5,634,390	—	0.29%	8.89%	June 30, 2019
September 30, 2016	5,389,627	—	0.45%	8.84%	September 30, 2019
December 31, 2016	$—	—	0.32%	7.07%	N/A
 _____________________________

(1)
“Operating Expense Ratio” is as of the date the expense support payment obligation was incurred by the Company’s Advisor and includes all expenses borne by the Company, except for organizational and offering expenses, base management and incentive fees owed to SIC Advisors, and interest expense, as a percentage of net assets.

(2)
“Annualized Distribution Rate” equals the annualized rate of distributions paid to stockholders based on the amount of the regular cash distribution paid immediately prior to the date the expense support payment obligation was incurred by SIC Advisors. “Annualized Distribution Rate” does not include special cash or stock distributions paid to stockholders.

(3)	The unreimbursed part of the expense payment obligation has expired as of December 31, 2016
Note 8. Related Party Transactions
On October 19, 2011, SIC Advisors entered into a subscription agreement to purchase 110.80 shares of common stock for cash consideration of $1,000. The consideration represents $9.025 per share.
On March 31, 2012, SIC Advisors entered into a subscription agreement to purchase 1,108,033.24 shares of common stock for cash consideration of $10,000,000. The purchase was made on April 17, 2012. The consideration represents $9.025 per share.
Due from affiliate relates to amounts due from SIC Advisors pursuant to the Expense Support Agreement as discussed in Note 7.
Due to affiliate relates to reimbursements of organizational and offering expenses and expense support reimbursement pursuant to the IAA paid to/from SIC Advisors as discussed in Note 7.
An affiliate of the Company’s dealer manager has an ownership interest in SIC Advisors.
Opportunities for co-investments may arise when SIC Advisors or an affiliated adviser becomes aware of investment opportunities that may be appropriate for the Company and other clients or affiliated funds. The Company obtained an exemptive order from the SEC on November 25, 2013 (the “Exemptive Order”). The Exemptive Order permits the Company to participate in negotiated co-investment transactions with certain affiliates, each of whose investment adviser is Medley LLC, the parent company of SIC Advisors, or an investment adviser controlled by Medley LLC, in a manner consistent with its investment objective, strategies and restrictions, as well as regulatory requirements and other pertinent factors. Co-investment under the Exemptive Order is subject to certain conditions therein, including the condition that, in the case of each co-investment transaction, the Company’s board of directors determines that it would be advantageous for the Company to co-invest in a manner described in the Exemptive Order. Before receiving the Exemptive Order, the Company only participated in co-investments that were allowed under existing regulatory guidance, such as syndicated loan transactions where price was the only negotiated term, which limited the types of investments that the Company could make. On July 26, 2016, the Company, SIC Advisors and certain other affiliated funds and investment advisers filed an exemptive application for a co-investment order that would supersede the Exemptive Order and allow affiliated registered investment companies to participate in co-investment transactions with us that would otherwise be prohibited under Section 17(d) and 57(a)(4) and Rule 17d-1. The Exemptive Order will remain in effect unless and until the revised application is approved by the SEC. The terms of the revised application are substantially similar to the Exemptive Order.
Please see footnote 4 to the consolidated schedule of investments as of December 31, 2016 and 2015 for disclosures regarding securities also held by affiliated funds.
Note 9. Directors Fees
Prior to April 1, 2015, the Company’s independent directors each received an annual retainer fee of $30,000 and further received a fee of $2,500 ($1,000 for telephonic attendance) for each regularly scheduled board meeting and a fee of $1,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the chairman of the audit committee received an annual retainer of $10,000, while the chairman of any other committee received an annual retainer of $2,500. Effective April 1, 2015, the Company’s independent directors each receive an annual retainer of $50,000 and further receive a fee of $4,000 ($2,000 for telephonic attendance) for each regularly scheduled board meeting and a fee of $2,000 for each special board meeting and all committee meetings as well as reimbursement of reasonable and documented out-of-pocket expenses incurred in connection with attending each board or committee meeting. In addition, the chairman of the audit committee receives an annual retainer of $15,000, while the chairman of any other committee receives an annual retainer of $5,000. Effective January 21, 2016, the lead independent director receives an annual retainer of $10,000. For the years ended December 31, 2016, 2015, and 2014, the Company recorded directors' fees expenses in General and Administrative expenses on the consolidated statements of operations of $285,972, $247,625, and $174,600, respectively, of which no amount was payable at December 31, 2016, 2015 and 2014.
Note 10. Earnings Per Share
In accordance with the provisions of ASC Topic 260 - Earnings per Share, basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.
The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Net increase/(decrease) in net assets from operations	$69,328,795	$(10,112,813)	$14,052,250
Weighted average common stock outstanding	90,424,090	70,648,292	35,425,825
Weighted average basic and diluted net increase/(decrease) in net assets per share from operations	$0.77	$(0.14)	$0.40
Note 11. Commitments
As of December 31, 2016 and 2015, the Company had $26,944,304 and $14,170,243, respectively, of unfunded commitments under loan and financing agreements. These amounts are primarily composed of commitments for senior secured term loans, revolvers, and additional capital contributions for the Sierra JV. The unrealized gain or loss associated with unfunded commitments is recorded in the financial statements and reflected as an adjustment to the valuation of the related security in the Consolidated Schedule of Investments. The par amount of the unfunded commitments are not recognized by the Company until the commitment is funded.

	As of December 31,
	2016	2015
AAAHI Acquisition Corporation	$2,219,626	$—
AAR Intermediate Holdings, LLC	477,961	—
Alpha Media LLC	—	1,645,313
Black Angus Steakhouses LLC	3,794,643	3,571,429
CP Opco, LLC	9,291	—
DHISCO Electronic Distribution, Inc.	—	1,904,762
Elite Comfort Solutions LLC	4,438,616	—
First Boston Construction Holdings, LLC	600,000	2,636,719
Impact Sales, LLC	1,562,500	—
Nuspire, LLC	2,500,000	—
PT Network, LLC	4,166,667	—
Ship Supply Acquisition Corporation	—	3,048,780
Sierra Senior Loan Strategy JV I LLC	875,000	—
SMART Financial Operations, LLC	6,300,000	—
Software Paradigms International Group, LLC	—	1,363,240
Total Commitments	$26,944,304	$14,170,243
Note 12. Fee Income
Fee income consists of origination/fee, amendment fee, prepayment penalty, administrative agent fee, transaction break-up fee and other miscellaneous fees. Origination fees, prepayment fees, amendment fees, and other similar fees are non-recurring fee sources. Such fees are received on a transaction by transaction basis and do not constitute a regular stream of income. The following tables summarize the Company’s fee income for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Origination fee	$3,109,643	$8,083,671	$6,495,134
Prepayment fee	4,384,637	1,169,104	889,548
Amendment fee	1,000,804	1,233,349	214,517
Administrative agent fee	82,998	32,152	26,738
Other fees	125,814	132,981	317,923
Other fee income	$8,703,896	$10,651,257	$7,943,860
Note 13. Distributions and Share Repurchase Plan Distributions
Distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a distribution is determined by the Company’s board of directors.
The Company has adopted an “opt in” distribution reinvestment plan (“DRIP”) pursuant to which the Company’s common stockholders may elect to have the full amount of any cash distributions reinvested in additional shares of the Company’s common stock. As a result, if the Company declares a cash dividend or other distribution, each stockholder that has “opted in” to the Company’s reinvestment plan will have their distributions automatically reinvested in additional shares of the Company’s common stock rather than receiving cash distributions. Stockholders who receive distributions in the form of shares of common stock will be subject to the same federal, state and local tax consequences as if they received cash distributions. For the year ended December 31, 2016, the Company distributed a total of $68,596,940, of which $36,118,048 was in cash and $32,478,892 was in the form of common shares associated with the DRIP. For the year ended December 31, 2015, the Company distributed a total of $56,804,630, of which $29,576,900 was in cash and $27,227,730 was in the form of common shares associated with the DRIP. For the year ended December 31, 2014, the Company distributed a total of $28,792,495, of which $15,631,945 was in cash and $13,160,550 was in the form of common shares associated with the DRIP.

The following table reflects the cash distributions per share that the Company has declared or paid to its stockholders for the current and prior fiscal years. Stockholders of record as of each respective record date were entitled to receive the distribution.

Record Date	Payment Date	Amount per share
January 15 and 30, 2015	January 30, 2015	$0.03333
February 13 and 27, 2015	February 27, 2015	0.03333
March 13 and 31, 2015	March 31, 2015	0.03333
April 15 and 30, 2015	April 30, 2015	0.03333
May 15 and 29, 2015	May 29, 2015	0.03333
June 15 and 30, 2015	June 30, 2015	0.03333
July 15 and 31, 2015	July 31, 2015	0.03333
August 14 and 31, 2015	August 31, 2015	0.03333
September 15 and 30, 2015	September 30, 2015	0.03333
October 15 and 30, 2015	October 30, 2015	0.03333
November 13 and 30, 2015	November 30, 2015	0.03333
December 15 and 31, 2015	December 31, 2015	0.03333
January 15 and 29, 2016	January 29, 2016	0.03333
February 12 and 29, 2016	February 29, 2016	0.03333
March 15 and 31, 2016	March 31, 2016	0.03333
April 15 and 29, 2016	April 29, 2016	0.03333
May 13 and 31, 2016	May 31, 2016	0.03333
June 15 and 30, 2016	June 30, 2016	0.03333
July 15 and 29, 2016	July 29, 2016	0.03333
August 15 and 31, 2016	August 31, 2016	0.03333
September 15 and 30, 2016	September 30, 2016	0.03333
October 14 and 31, 2016	October 31, 2016	0.02667
November 15 and 30, 2016	November 30, 2016	0.02667
December 15 and 30, 2016	December 31, 2016	0.02667

The Company’s distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.
The Company’s previous distributions to stockholders may have been funded from temporary Expense Support Reimbursements that may be subject to repayment to SIC Advisors, See Note 7. The portion of these distributions derived from temporary Expense Support Reimbursements were not based on the Company's investment performance and may not continue in the future. If SIC Advisors had not agreed to make Expense Support Reimbursements, these distributions would have come from paid-in-capital. The reimbursement of these payments owed to SIC Advisors will reduce the future distributions to which stockholders would otherwise be entitled. The Expense Support Agreement expired on December 31, 2016, and was not renewed. See Note 7 for more information.
The determination of the tax attributes (i.e., paid from ordinary income, paid from net capital gains on the sale of securities, and/or a return of paid-in-capital surplus which is a nontaxable distribution) of distributions is made annually as of the end of the Company’s fiscal year based upon its taxable income earned and distributions paid during the fiscal year.
Share Repurchase Program
In June 2013, the Company commenced a share repurchase program pursuant to which it intends to conduct quarterly share repurchases of up to 2.5% of the weighted average number of outstanding shares of its common stock in the prior four calendar quarters or 10% of the weighted average number of outstanding shares in the prior 12-month period. The purpose of the share repurchase program is to allow stockholders to sell their shares back to the Company at a price equal to the most recently disclosed NAV per share of the Company's common stock immediately prior to the date of repurchase. Shares will be purchased from stockholders participating in the program on a pro rata basis. Unless the Company's board of directors determines otherwise, the number of shares to be repurchased during any calendar year will be limited to the proceeds received in association with the sale of shares of common stock under the distribution reinvestment plan.

The following table reflects activity under the Company’s Share Repurchase Plan:

Offer Date	Quantity Offered	Price per Share	Repurchase Date	Repurchase Quantity
6/4/2013	16,652	$9.18	—	—
8/8/2013	32,627	9.13	9/27/2013	3,642
11/7/2013	60,966	9.14	12/19/2013	5,826
3/12/2014	120,816	9.18	4/25/2014	9,835
5/6/2014	199,476	9.20	6/13/2014	17,777
8/5/2014	294,068	9.25	9/12/2014	35,887
11/5/2014	411,894	9.22	12/24/2014	411,894
3/4/2015	535,571	8.97	4/24/2015	68,472
5/6/2015	620,420	8.98	6/24/2015	90,916
8/5/2015	727,654	8.96	9/29/2015	328,353
11/3/2015	853,688	8.56	12/23/2015	285,559
3/2/2016	959,436	8.16	4/29/2016	959,436
5/5/2016	1,005,447	8.04	6/30/2016	855,215
8/4/2016	1,048,412	8.11	9/28/2016	1,048,407
11/25/2016	1,077,370	$8.14	12/27/2016	1,077,352
In the event of the death or disability of a stockholder, the Company will repurchase the shares held by such stockholder at a price equal to the NAV per share of our shares as disclosed in the periodic report the Company files with the SEC immediately following the date of the death or disability of such stockholder. During the years ended December 31, 2016, 2015 and 2014, the Company repurchased 5,355, 34,560 and 3,000 shares of certain shareholders due to death.
Note 14. Financial Highlights

The following is a schedule of financial highlights of the Company for the years ended December 31, 2016, 2015, 2014, 2013 and the period from April 17, 2012 (commencement of operations) through December 31, 2012:

	2016	2015	2014	2013	For the Period from April 17, 2012 (commencement of operations) through December 31, 2012
Per Share Data:(1)
Net asset value at beginning of period	$8.16	$8.97	$9.18	$8.96	$9.03
Net investment income/(loss)	0.66	0.66	0.55	0.72	0.33
Net realized gains/(losses) on investments and total return swap	(0.15)	0.16	0.20	0.01	0.01
Net unrealized appreciation/(depreciation) on investments and total return swap	0.25	(0.96)	(0.35)	0.12	(0.01)
Net increase/(decrease) in net assets	0.76	(0.14)	0.40	0.85	0.33
Distributions from return of capital	—	—	(0.19)	—	—
Distributions declared from net investment income(2)	(0.76)	(0.80)	(0.61)	(0.80)	(0.39)
Distributions from net realized capital gains	—	—	—	—	(0.01)
Total distributions to shareholders	$(0.76)	$(0.80)	$(0.80)	$(0.80)	$(0.40)
Issuance of common shares above net asset value(3)	0.01	0.13	0.19	0.17	—
Net asset value at end of period	$8.17	$8.16	$8.97	$9.18	$8.96
Total return based on net asset value(4)(5)	9.87%	(0.46)%	6.48%	11.75%	3.35%
Portfolio turnover rate	26.33%	23.66%	37.17%	51.30%	18.86%
Shares outstanding at end of period	94,666,418	82,623,649	54,260,324	16,663,500	2,300,573
Net assets at end of period	$773,113,087	$674,124,099	$486,519,913	$153,002,273	$20,622,982
Ratio/Supplemental Data (annualized):
Ratio of net investment income/(loss) to average net assets(5)	8.20%	7.57%	6.09%	7.56%	5.64%(6)
Ratio of net expenses (including incentive fees) to average net assets(5)	5.44%	6.37%	6.17%	3.77%	8.58%(6)
Ratio of incentive fees to average net assets (non-annualized)	1.27%	0.72%	(0.06)%	0.26%	0.01%(6)
Supplemental Data (annualized):
Asset coverage ratio per unit(7)	$2,476	$2,386	$2,211	$5,480	$2,189
Percentage of non-recurring fee income(8)	8.64%	12.40%	20.10%	7.72%	0.55%(6)
Ratio of net expenses (excluding incentive fees) to average net assets	4.18%	5.65%	6.23%	3.51%	8.57%(6)
Ratio of interest and financing related expenses to average net assets	1.85%	1.62%	0.98%	0.26%	0.55%(6)
 ________________________________

(1)
The per share data was derived by using the weighted average shares outstanding during the years ended December 31, 2016, 2015, 2014, 2013 and the period ended December 31, 2012 which were 94,666,418, 70,648,292, 35,425,825, 7,426,660 and 1,452,160 respectively.

(2)	The per share data for distributions is the actual amount of paid distributions per share during the period.

(3)
Shares issued under the DRIP (see Note 13) as well as the continuous issuance of common shares may cause on incremental increase/decrease in NAV per share due to the effect of issuing shares at amounts that differ from the prevailing NAV at each issuance.

(4)	Total annual returns are historical and assume reinvestments of all dividends and distributions at prices obtained under the Company’s dividend reinvestment plan, and no sales charge.

(5)
Total returns, ratios of net investment income/(loss), and ratios of gross expenses to average net assets for the years ended December 31, 2016, 2015, 2014, 2013 and the period ended December 31, 2012, prior to the effect of the Expense Support and Reimbursement Agreement were as follows: total return 7.57%, (1.76)%, 5.00%, 8.88% and (4.00)% and ratio of net investment income/(loss): 8.32%, 6.54%, 4.51%, 2.04% and (12.01)% and ratio of gross expenses to average net assets: 7.76%, 7.39%, 7.87%, 9.61% and 27.22%, respectively.

(6)	Annualized. The period from June 10, 2011 (inception) to April 16, 2012 is not presented as the Company had not commenced operations.

(7)
Asset coverage per unit is the ratio of the carrying value of the Company's total consolidated assets for regulatory purposes, which includes the underlying fair value of net TRS, less all liabilities and indebtedness not represented by senior securities to the aggregate amount of Senior Securities representing indebtedness and the implied leverage on the TRS. Asset coverage per unit is expressed in terms of dollars per $1,000 of indebtedness. For the years ended December 31, 2016, 2015, 2014, 2013 and the period ended December 31, 2012 the Company's Asset Coverage Per Unit including unfunded commitments was $2,355, $2,318, $2,141, $5,480 and $2,189, respectively.

(8)	Represents the impact of non-recurring fees over total investment income.
Note 15. Selected Quarterly Financial Data (unaudited)

	Quarter Ended
	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total investment income	$26,608,281	$25,148,661	24,797,049	23,226,505
Total investment income per common share	0.28	0.27	0.27	0.27
Net investment income	13,673,095	15,609,962	16,159,711	14,521,704
Net investment income per common share	0.14	0.17	0.18	0.17
Net realized and unrealized gain/(loss)	3,825,620	5,224,610	8,561,077	(8,246,984)
Net realized and unrealized gain/(loss) per common share	0.04	0.06	0.09	(0.09)
Net increase/(decrease) in net assets resulting from operations	17,498,715	20,834,572	24,720,788	6,274,720
Basic and diluted earnings/(loss) per common share	0.18	0.23	0.28	0.07
Net asset value per common share at end of quarter	8.17	8.14	8.11	8.04

	Quarter Ended
	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Total investment income	$23,853,088	$23,479,346	$22,300,447	$16,006,819
Total investment income per common share	0.29	0.31	0.33	0.27
Net investment income	13,980,254	11,508,990	12,111,932	8,899,327
Net investment income per common share	0.17	0.15	0.18	0.15
Net realized and unrealized gain/(loss)	(31,161,585)	(28,007,718)	(542,566)	3,098,553
Net realized and unrealized gain/(loss) per common share	(0.38)	(0.38)	(0.01)	0.05
Net increase/(decrease) in net assets resulting from operations	(17,181,331)	(16,498,728)	11,569,366	11,997,880
Basic and diluted earnings/(loss) per common share	(0.21)	(0.22)	0.17	0.21
Net asset value per common share at end of quarter	8.16	8.56	8.96	8.98

	Quarter Ended
	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
Total investment income	$15,926,766	$12,054,651	$6,813,824	$4,596,214
Total investment income per common share	0.31	0.30	0.23	0.23
Net investment income	9,005,148	4,312,499	3,756,119	2,492,649
Net investment income per common share	0.18	0.11	0.13	0.12
Net realized and unrealized gain/(loss)	(12,958,538)	2,010,264	3,479,210	1,954,899
Net realized and unrealized gain/(loss) per common share	(0.25)	0.05	0.12	0.10
Net increase/(decrease) in net assets resulting from operations	(3,953,390)	6,322,763	7,235,329	4,447,548
Basic and diluted earnings/(loss) per common share	(0.08)	0.16	0.25	0.22
Net asset value per common share at end of quarter	8.97	9.22	9.25	9.20
Note 16. Subsequent Events
Management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements as of and for the year ended December 31, 2016, except as disclosed below.
The Company issued common shares and received gross proceeds of approximately $5.8 million subsequent to December 31, 2016.

APPENDIX A

SIERRA
INCOME CORPORATION

# SUBSCRIPTION AGREEMENT

AN INVESTMENT IN THE OFFERING OR "INVESTMENT PROGRAM" DESCRIBED HEREIN CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS OF SIERRA INCOME CORPORATION (SIC) FOR THIS OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE, SC DISTRIBUTORS, LLC (MEMBER FINRA/SIPC) AT 1-877-907-1148.

## 1. Investment

*All investments are subject to suitability standards, see corresponding prospectus and Section 9 herein.*

Amount of Subscription ______________ State of Sale ______________

*Minimum Initial Investment is $2,000 ($2500 for TN).*
*Money Orders, Traveler's Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.*

Payment will be made with: ☐ Enclosed Check ☐ Funds Wired ☐ Funds to Follow - Name of Institution ______________

☐ Volume Discount*: Check this box ONLY after discussion with your Broker-Dealer. Please provide a separate request in writing that sets forth the basis for receiving a volume discount as set forth in the appropriate prospectus.

**Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. Please see "Volume Discounts" section of the prospectus for further information on volume discount qualifications.*

## 2. Account Type - Check One Box Only

| Account Type | Additional Required Documentation |
|---|---|
| ☐ Individual ☐ TOD* | If TOD, Transfer on Death form<br>*Please see Section 2 of Investor Instructions for details |
| ☐ Joint Tenants ☐ TOD* ☐ Tenants in Common*<br>☐ Community Property* | If JTWROS TOD, Transfer on Death form<br>*All parties must sign / Please see Section 2 of Investor Instructions for details |
| ☐ Trust | Trustee Certification form or trust documents |
| ☐ Estate | Documents evidencing individuals authorized to act on behalf of estate |
| ☐ Custodial ☐ UGMA: State of: ______ ☐ UTMA: State of: ______ | None |
| ☐ Corporation ☐ C Corp ☐ S Corp | Articles of Incorporation or Corporate Resolution |
| ☐ LLC<br>☐ Enter the tax classification (C= C Corporation, S= S Corporation, P= Partnership) _____ | LLC Operating Agreement or LLC Resolution |
| ☐ Partnership | Partnership Certification of Powers or Certificate of Limited Partnership |
| ☐ Non-Profit Organization | Formation document or other document evidencing authorized signers |
| ☐ Profit Sharing Plan* ☐ Defined Benefit Plan*<br>☐ KEOGH Plan* | Pages of plan document that list plan name, date, trustee name(s) and signatures<br>*Please see Section 2 of Investor Instructions for details |
| ☐ Traditional IRA ☐ SEP IRA ☐ ROTH IRA<br>☐ Simple IRA ☐ Inherited/Beneficial IRA | For Inherited IRA indicate Decedent's name: ______________ |
| ☐ Other (Specify) ______________ | |

> *For Non-Qualified Custodial Accounts and All Qualified Accounts, please complete Section 5*

CURRENT FORM AS OF 5/15/17 VERSION AE

## 3. Investment Title - SSN or TIN Required

Please print names in which shares of common stock are to be registered. Include trust name if applicable. If IRA or qualified plan, include both custodian and investor names and Tax ID Numbers. If same as above, write "Same." **(This is the name that will appear on your statement.)**

Title Line 1:

Title Line 2:

SSN/TIN:

## 4. Investor Information

**Primary Investor is:** Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
**Secondary Investor is:** Additional Account holder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

Investor #1 Name: SSN/Tax ID: DOB:

Investor #2 Name: SSN/Tax ID: DOB:

Street Address:

City: State: Zip Code:

Optional

Mailing Address:

City: State: Zip Code:

Phone (day): Phone (evening):

E-mail:

☐ Check here for eletronic delivery and complete Section 8

Citizenship: Please indicate Citizenship Status (Required)

☐ US Citizen ☐ US Citizen residing outside the US ☐ Resident Alien

☐ Non-Resident Alien* Country: ☐ Check here if you are subject to backup withholding

Please attach a separate sheet with the above information for each additional investor.

NOTE: Any and all U.S. taxpayers are required to complete Section 9a. (If a foreign national is, in fact, a U.S. taxpayer, complete Section 9a.)
Please refer to the Guidelines for U.S. Taxpayer Certifications in the Investor Instructions of this Subscription Agreement regarding your SSN or TIN.

* If non-resident alien, investor must submit the appropriate IRS Form W-8 (e.g., Form W-8BEN, W-8ECI, W-8EXP or W-8IMY) in order to make an investment. The applicable IRS Form can be obtained from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

## 5. Third Party Custodian/Trustee Information

› Applies to ALL retirement accounts and to non-retirement accounts that have elected to use a third party custodian/trustee.

› Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian/trustee is responsible for sending payments pursuant to the instructions as set forth below.

Custodian/Trustee Name:

Custodian/Trustee Address:

City: State: Zip Code:

Custodian/Trustee Phone: Custodian/Trustee TIN:

Investor Account Number with Custodian/Trustee:

## 6. Distribution Information

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%. If you do not complete this section, distributions will be paid to the registered owner at the address in Section 4 above. IRA accounts may not direct distributions without the custodian's approval.

Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by SIC. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.

**If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus, you will promptly provide written notification to: SIC, c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.**

% of Distribution

☐ I prefer to participate in the Distribution Reinvestment Plan, as described in the Prospectus. ______

☐ Send distributions via check to investor's home address **(or for Qualified Plans to the address listed in Section 5)** ______

☐ Send distributions via check to the alternate payee listed here **(not available for Qualified Plans without custodial approval)** ______

CURRENT FORM AS OF 5/15/17 VERSION AE

## 6. Distribution Information, continued

Name:

Address:

City: State: Zip Code:

Account Number:

☐ **Direct Deposit: (Attach Voided Check)** I/we authorize SIC, or its agent, DST Systems, Inc. by or through a third party provider, (as applicable, the "Issuer") to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below. *(not available for custodial held accounts without the custodian's approval)*

Financial Institution Name: % of Distribution: ☐ Checking

ABA/ Routing Number: Account Number: ☐ Savings

## 7. Broker-Dealer and Financial Advisor Information

Broker-Dealer Name:

Financial Advisor Name: Rep Number:

Financial Advisor's Firm Name: Branch ID:

Financial Advisor's Address:

Financial Advisor's City: State: Zip Code:

Financial Advisor's Phone: Financial Advisor's Fax Number:

Financial Advisor's E-mail Address:

This Subscription was made as follows:

☐ Through a participating Broker-Dealer

☐ Through a participating RIA* unaffiliated with a participating Broker-Dealer

☐ Shares are being purchased net of commissions

*RIAs must first execute a firm level RIA Placement Agreement with SC Distributors (the Dealer Manager for Sierra Income Corporation) before conducting business. To obtain an RIA Placement Agreement or for additional questions please contact SC Distributors at: 877-907-1148.

Based on the information I obtained from the investor regarding the investor's financial situation and investment objectives, I hereby certify to Sierra Income Corporation, that I have reasonable grounds to believe that the purchase of the shares by the investor is suitable for this investor and such investor has sufficient net worth and is in a position to realize the benefits of an investment in the shares, and further that I have (a) informed the investor of all aspects of liquidity and marketability of this investment, including the restrictions on transfers of the shares, (b) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Subscription Agreement to the issuer as specified under the laws of the investor's principal state of residence or principal state of business, as applicable, (c) verified the identity of the investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (d) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

If a Registered Associate of a FINRA member firm or a Registered Investment Advisor, I hereby certify that I am properly licensed and I am registered in the state of sale. State of sale is defined as the investor's principal place of residence or principal place of business, as applicable.

Signature of Financial Advisor: Date:

(If required by Broker-Dealer)

Branch Manager Signature: Date:

## 8. Electronic Delivery (optional)

*Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically for SIC, please affirmatively elect to do so by signing below where indicated.*

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize SIC to either (i) e-mail stockholder communications to you directly or (ii) make them available on the SIC website and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents for SIC, including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following:

(a) I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail

CURRENT FORM AS OF 5/15/17 VERSION AE

## 8. Electronic Delivery (optional), continued

notification of the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. (b) I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to stockholder communications. (c) I acknowledge that I may receive at no cost from SIC a paper copy of any documents delivered electronically by calling SC Distributors at 877-907-1148 from 9:00 am to 5:00 pm EST Monday-Friday. (d) I acknowledge that if the e-mail notification is returned to SIC as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if SIC is unable to obtain a valid e-mail address for me, SIC will resume sending a paper copy of its filings by U.S. mail to my address of record. (e) I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling SC Distributors at 877-907-1148 from 9:00 am to 5:00 pm EST Monday-Friday.

**Electronic Delivery Acknowledgement Only**

Signature of Investor: ______________________ Date: __________

Signature of Joint Investor: ______________________ Date: __________

E-mail: (If blank - email from Section 4 will be used) ______________________

## 9. Subscriber Signatures

Please separately initial each of the representations below. Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

| | | |
|---|---|---|
| ____Owner | ____Co-Owner | I have received the final Prospectus of Sierra Income Corporation at least five business days before signing the Subscription Agreement. |
| ____Owner | ____Co-Owner | I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under "Suitability Standards." I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase. |
| ____Owner | ____Co-Owner | I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid. |
| ____Owner | ____Co-Owner | I am purchasing the shares for the account referenced in Section 4. |
| ____Owner | ____Co-Owner | I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares. |
| ____Owner | ____Co-Owner | **Alabama:** In addition to the suitability standards noted above, the Alabama Securities Commission requires that SIC shares will only be sold to Alabama residents who represent that they have a liquid net worth of at least 10 times their investment in this program and other similar programs. |
| ____Owner | ____Co-Owner | **California:** In addition to the suitability standards noted above, a California investor's total investment in SIC shares shall not exceed 10% of his or her net worth. |
| ____Owner | ____Co-Owner | **Idaho:** In addition to the suitability standards above, the state of Idaho requires that each Idaho investor will not invest in the aggregate, more than 10% of his or her liquid net worth in shares of SIC's common stock. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Iowa:** In addition to the suitability standards noted above, Iowa investors must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) Iowa investors must limit their aggregate investment in SIC shares and in the securities of other non-traded business development companies (BDCs) to 10% of such investor's liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Kansas:** In addition to the suitability standards noted above, it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in SIC shares and other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Kentucky:** In addition to the suitability standards noted above, all Kentucky residents who invest in SIC's securities must have a minimum gross annual income of $70,000 and a minimum net worth of $70,000 (as defined in the North American Securities Administrators Association's (NASAA) Statement of Policy Regarding Real Estate Investment Trust ("SOP")), or a minimum net worth alone of at least $250,000. Moreover, no Kentucky resident shall invest more than 10% of his or her liquid net worth (cash, cash equivalents and readily marketable securities) in SIC's shares or the shares of SIC's affiliates' nonpublicly traded business development companies. |
| ____Owner | ____Co-Owner | **Maine:** In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor's aggregate investment in SIC shares and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities. |
| ____Owner | ____Co-Owner | **Massachusetts:** In addition to the suitability standards noted above, Massachusetts investors may not invest more than 10% of their liquid net worth in SIC shares and in other illiquid direct participation programs. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities. |

CURRENT FORM AS OF 5/15/17 VERSION AE

## 9. Subscriber Signatures, continued

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

____Owner ____Co-Owner

## 9a. Subscriber Acknowledgements & Signatures

See Guidelines for U.S. Taxpayer Certifications (the "guidelines") in Section 9a of the attached Investor Instructions to this Subscription Agreement for the guidelines on how to complete Section 9a.

> INFORMATION REQUIRED BELOW

**Certification**

Exempt payee code (If any) ____________

Exemption from FATCA reporting code (If any) ____________
(Applies to accounts maintained outside the U.S.)

> SELECTION REQUIRED BELOW

**You must check the box in item 2 below next to the statement that applies to you.**

**Under penalties of perjury, I certify that:**

1. The number shown in Section 4 of this Subscription Agreement is my correct taxpayer identification number, and
2. ☐ I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, or

   ☐ I am subject to backup withholding because I have been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, and
3. I am a U.S. citizen or other U.S. person (as defined in the Guidelines), and
4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

CURRENT FORM AS OF 5/15/17 VERSION AE

9a. Subscriber Acknowledgements & Signatures, continued

WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY SIC IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN SIC.

THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR SIC FOR AT LEAST FIVE (5) BUSINESS DAYS.

THE SUBSCRIBER WILL NOT BE ADMITTED AS A STOCKHOLDER OF SIC UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SIC. SIC MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. SIC WILL ACCEPT SUBSCRIPTIONS IN GOOD ORDER NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF SIC REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A STOCKHOLDER.

*BY SIGNING BELOW, YOU ALSO ACKNOWLEDGE THAT:*

**IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION**

For SIC, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes SIC to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 9a will not constitute an execution of this Subscription Agreement.

Owner Signature ____________________ Date ________

Co-Owner Signature (If applicable) ____________________ Date ________

**AUTHORIZATION: FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY**

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of SIC that are beneficially owned by the investor as reflected on the records of SIC as of the applicable record date at any meeting of the shareholders of SIC. This authorization shall remain in place until revoked in writing by the Custodian. SIC is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ____________________ Date ________

☐ I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor.THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

CURRENT FORM AS OF 5/15/17 VERSION AE

## 10. Check Instructions

**For Non-Custodial Accounts:** Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined in Section 10a.

**For Custodial Accounts:** Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

**PLEASE NOTE:** Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

**Sierra Income Corporation Investors:** The Subscription Agreement, together with a check made payable to "UMB Bank, N.A., as Agent for Sierra Income Corporation" for the full purchase price, should be delivered to the address in Section 10a.

## 10a. Mailing Address

**Regular Mail**
Investment Processing Department
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

**Overnight Mail**
Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

**Subscription Agreements may be faxed to:**
855.223.2474

**Payment may be wired to:**
UMB Bank, N.A.
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871976289
FAO: (Include Account Title)

**Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:**

Investment Processing Department
c/o DST Systems, 430 W. 7th St., Kansas City, MO 64105
Investors: 888.292.3178
Financial Advisors: 877.907.1148

CURRENT FORM AS OF 5/15/17 VERSION AE

# Investor Instructions

(not required to be returned with Subscription Agreement)

**Please follow these instructions carefully. Failure to do so could result in the rejection of your subscription.**

## 1. Investment

**PLEASE NOTE: We do not accept money orders, traveler's checks, starter checks, foreign checks, counter checks, third-party checks or cash.**

## 2. Account Type - Check One Box Only

Please check the appropriate box to indicate the account type of the subscription.

** Transfer on Death (TOD): Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who are (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.*

*Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.*

## 3. Investment Title - SSN or TIN Required

All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 9a, you are certifying that this number is correct.

Please print the exact name(s) in which shares are to be registered. Include the trust/entity name, if applicable. If the account is Qualified, include the names and taxpayer identification numbers of the investor and the custodian or trustee.

## 4. Enter Investor Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions, including SIC, to obtain, verify and record information that identifies each person who opens an account or person(s) authorized to effect transactions in an account. When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. Some or all of this information will be used to verify the identity of all persons opening an account.

Enter the name(s), mailing address and telephone numbers of the registered owner of the investment.

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

All investors must provide a taxpayer identification number or social security number. By signing in Section 9a, you are certifying that this number is correct.

**Primary Investor is:** Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
**Secondary Investor is:** Additional Account holder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

## 5. Enter Third Party Custodian/Trustee Information

Make checks payable to the custodian and send ALL paperwork directly to the custodian.

If you wish to purchase shares through an IRA, and need an IRA account, First Trust Retirement has agreed to serve as IRA custodian for such purpose. Sierra Income Corporation will pay the first-year annual IRA maintenance fees of such accounts with First Trust Retirement. Thereafter, investors will be responsible for the annual IRA maintenance fees. Further information about custodial services is available through your broker or our dealer manager.

Complete this section if the registered owner of the investment will be a Custodian Plan or Trust.

## 6. Enter Distribution Information

## 7. Enter Broker-Dealer and Financial Advisor Information

**PLEASE NOTE: The Broker-Dealer or Financial Advisor must complete and sign this section of the Subscription Agreement. All fields are mandatory.**

**Required Representations: By signing Section 7, the Financial Advisor confirms on behalf of the Broker-Dealer that he or she:**

- has discussed the investor's prospective purchase of shares with such investor;
- has advised such investor of all fundamental risks related to the investment in the shares, and the risk that the investor could lose his or her entire investment in the shares;
- has reasonable grounds to believe the investor is purchasing these shares for the account referenced in Section 5, and

CURRENT FORM AS OF 5/15/17 VERSION AE

## 7. Enter Broker-Dealer and Financial Advisor Information, continued

The Broker-Dealer is duly licensed and may lawfully offer and sell the shares in the state of sale designated as the investor's principal place of residence or principal place of business, as applicable; and agrees to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor for a period of six years.

**Net of Commission Purchase ("NOCP"):** NOCPs are available to registered associates and other employees of soliciting Broker-Dealer, SIC and their affiliates, participants in a wrap account or commission replacement account with approval for a discount by the Broker-Dealer, RIA, bank trust account, etc. Representatives will not receive selling commission. Refer to prospectus for details.

**RIA Submission:** Check this box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Financial Advisor, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Financial Advisor affiliated with a Broker-Dealer, the transaction should be completed through that Broker-Dealer, not through the RIA.

## 8. Select Electronic Delivery (optional)

## 9. Subscriber Acknowledgements & Signatures

You must initial ALL appropriate representations for SIC.

**IMPORTANT: Please carefully read and separately initial each of the representations.** Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

## 9a. Subscriber Acknowledgements & Signatures

By signing this Subscription Agreement, you agree to provide the information in Section 9 of such Agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

## Guidelines for U.S. Taxpayer Certifications

**Definition of a U.S. Person** - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

**What Number to Give the Requester** – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

| For this type of account: | Give the SSN of: |
|---|---|
| 1. An individual's account | The individual |
| 2. Two or more individuals (Joint account) | The actual owner of the account or, if combined funds, the first individual on the account (1) |
| 3. Custodian account of a minor (Uniform Gift to Minors Act) | The minor (2) |
| 4. (a) The usual revocable savings trust account (grantor also is trustee) | The grantor-trustee (1) |
| (b) So-called trust account that is not a legal or valid trust under State law | The actual owner (1) |
| 5. Sole proprietorship or disregarded entity owned by an individual | The owner (3) |
| 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see, Regulations section 1.671-4(b)(2)(i)(A)) | The grantor (4) |

| For this type of account: | Give the SSN of: |
|---|---|
| 7. Disregarded entity not owned by an individual | The owner (3) |
| 8. A valid trust, estate, or pension trust | The legal entity (5) |
| 9. Corporate or LLC electing corporate status on Form 8832 or Form 2553 | The corporation |
| 10. Association, club, religious, charitable, educational, or other tax-exempt organization | The organization |
| 11. Partnership or multi-member LLC | The partnership or LLC |
| 12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments | The public entity |
| 13. A broker or registered nominee | The broker or nominee |
| 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see, Regulations section 1.671-4(b)(2)(i)(B)) | The trust |

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or TIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) Note: Grantor also must provide a Form W-9 to trustee of trust.
(5) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

**Note:** If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

CURRENT FORM AS OF 5/15/17 VERSION AE

Guidelines for U.S. Taxpayer Certifications, continued

**Obtaining a Number**

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/forms/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

**Payees Exempt from Backup Withholding and/or FATCA Reporting**

If you are exempt from backup withholding and/or FATCA reporting, enter in Section 9a, any code(s) that may apply to you.

**Exempt Payee Code**

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

**The following codes identify payees that are exempt from backup withholding:**

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f )(2)
2. The United States or any of its agencies or instrumentalities
3. A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies or instrumentalities
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities
5. A corporation
6. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7. A futures commission merchant registered with the Commodity Futures Trading Commission
8. A real estate investment trust
9. An entity registered at all times during the tax year under the Investment Company Act of 1940
10. A common trust fund operated by a bank under section 584(a)
11. A financial institution
12. A middleman known in the investment community as a nominee or custodian
13. A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete Section 9a to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

**Exemption from FATCA Reporting Code.** The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies, or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

**Privacy Act Notice**

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

**Penalties**

- Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
- Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.
- Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
- Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

5/17 W SI0017-AE

SIERRA
INCOME CORPORATION

# ADDITIONAL SUBSCRIPTION

THIS FORM MAY BE USED BY ANY CURRENT INVESTOR IN SIERRA INCOME CORPORATION (SIC) WHO DESIRES TO PURCHASE ADDITIONAL SHARES OF SIC. INVESTORS WHO ACQUIRED SHARES THROUGH A TRANSFER OF OWNERSHIP OR TRANSFER OF DEATH AND WISH TO MAKE ADDITIONAL INVESTMENTS MUST COMPLETE THE SIC SUBSCRIPTION AGREEMENT.

## 1. Investment Information

*All investments are subject to suitability standards, see corresponding prospectus and Section 5 herein.*

Amount of Subscription ______ State of Sale ______

*Minimum Additional Investment is $500.*
*Money Orders, Traveler's Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.*

Payment will be made with: ☐ Enclosed Check ☐ Funds Wired ☐ Funds to Follow - Name of Institution ______

☐ Volume Discount*: Check this box ONLY after discussion with your Broker-Dealer. Please provide a separate request in writing that sets forth the basis for receiving a volume discount as set forth in the appropriate prospectus.

**Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. Please see "Volume Discounts" section of the prospectus for further information on volume discount qualifications.*

## 2. Account Number

Account Number: ______

## 3. Investor Information - SSN or TIN Required

Please print names in which shares of common stock are registered.

Title Line 1: ______

Title Line 2: ______

Primary SSN/TIN: ______ Secondary SSN/TIN: ______

**Primary Investor is:** Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
**Secondary Investor is:** Additional Account holder, Trustee, Officer/Authorized Signer, Custodian (UGMA/UTMA)

Primary Investor Name: ______ SSN/TIN: ______ DOB: ______

Secondary Investor Name: ______ SSN/TIN: ______ DOB: ______

Please indicate if mailing address has changed since initial investment in Sierra Income Corporation Yes ☐ No ☐

If "yes", please print new address below:

Street Address: ______

City: ______ State: ______ Zip Code: ______

NOTE: Any and all U.S. taxpayers are required to complete Section 5a. (If a foreign national is, in fact, a U.S. taxpayer, complete Section 5a.)
Please refer to the Guidelines for U.S. Taxpayer Certifications in Section 5b. regarding your SSN or TIN.

CURRENT FORM AS OF 5/15/17 VERSION V

## 4. Broker-Dealer and Financial Advisor Information

Broker-Dealer Name:

Financial Advisor Name: Rep Number:

Financial Advisor's Firm Name: Branch ID:

Financial Advisor's Address:

Financial Advisor's City: State: Zip Code:

Financial Advisor's Phone: Financial Advisor's Fax Number:

Financial Advisor's E-mail Address:

This Subscription was made as follows:

☐ Through a participating Broker-Dealer

☐ Through a participating RIA* unaffiliated with a participating Broker-Dealer

☐ Shares are being purchased net of commissions

*RIAs must first execute a firm level RIA Placement Agreement with SC Distributors (the Dealer Manager for Sierra Income Corporation) before conducting business. To obtain an RIA Placement Agreement or for additional questions please contact SC Distributors at: 877-907-1148.

Based on the information I obtained from the investor regarding the investor's financial situation and investment objectives, I hereby certify to Sierra Income Corporation, that I have reasonable grounds to believe that the purchase of the shares by the investor is suitable for this investor and such investor has sufficient net worth and is in a position to realize the benefits of an investment in the shares, and further that I have (a) informed the investor of all aspects of liquidity and marketability of this investment, including the restrictions on transfers of the shares, (b) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Subscription Agreement to the issuer as specified under the laws of the investor's principal state of residence or principal state of business, as applicable, (c) verified the identity of the investor through appropriate methods and will retain proof of such verification process as required by applicable law, and (d) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

If a Registered Associate of a FINRA member firm or a Registered Investment Advisor, I hereby certify that I am properly licensed and I am registered in the state of sale. State of sale is defined as the investor's principal place of residence or principal place of business, as applicable.

Signature of Financial Advisor: Date:

(If required by Broker-Dealer)
Branch Manager Signature: Date:

## 5. Subscriber Signatures

**Please separately initial each of the representations below.** Except in the case of fiduciary, you may not grant any person or power of attorney to make such representations on your behalf. I hereby acknowledge and/or represent the following:

| | | |
|---|---|---|
| ____Owner | ____Co-Owner | I have received the final Prospectus of Sierra Income Corporation at least five business days before signing the Subscription Agreement. |
| ____Owner | ____Co-Owner | I have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my state of primary residence as set forth in the Prospectus under "Suitability Standards." I will not purchase additional shares unless I meet the applicable suitability requirements set forth in the Prospectus at the time of purchase. |
| ____Owner | ____Co-Owner | I acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid. |
| ____Owner | ____Co-Owner | I am purchasing the shares for the account referenced in Section 3. |
| ____Owner | ____Co-Owner | I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares. |
| ____Owner | ____Co-Owner | **Alabama:** In addition to the suitability standards noted above, the Alabama Securities Commission requires that this investment will only be sold to Alabama residents who represent that they have a liquid net worth of at least 10 times their investment in SIC and other similar programs. |
| ____Owner | ____Co-Owner | **California:** In addition to the suitability standards noted above, a California investor's total investment in SIC shares shall not exceed 10% of his or her net worth. |
| ____Owner | ____Co-Owner | **Idaho:** In addition to the suitability standards above, the state of Idaho requires that each Idaho investor will not invest in the aggregate, more than 10% of his or her liquid net worth in shares of SIC's common stock. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Iowa:** In addition to the suitability standards noted above, Iowa investors must have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) Iowa investors must limit their aggregate investment in SIC shares and in the securities of other non-traded business development companies (BDCs) to 10% of such investor's liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities. |

CURRENT FORM AS OF 5/15/17 VERSION V

## 5a. Subscriber Acknowledgements & Signatures

See Guidelines for U.S. Taxpayer Certifications (the "guidelines") in Section 5a of the attached Investor Instructions to this Subscription Agreement for the guidelines on how to complete Section 5a.

### > INFORMATION REQUIRED BELOW

**Certification**

Exempt payee code (If any) ____________________

Exemption from FATCA reporting code (If any) ____________________
(Applies to accounts maintained outside the U.S.)

### > SELECTION REQUIRED BELOW

**You must check the box in item 2 below next to the statement that applies to you.**

**Under penalties of perjury, I certify that:**

1. The number shown in Section 3 of this Subscription Agreement is my correct taxpayer identification number, and

2. ☐ I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, or

   ☐ I am subject to backup withholding because I have been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, and

3. I am a U.S. citizen or other U.S. person (as defined in the Guidelines), and

4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY SIC IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN SIC.

THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR SIC FOR AT LEAST FIVE (5) BUSINESS DAYS.

THE SUBSCRIBER WILL NOT BE ADMITTED AS A STOCKHOLDER OF SIC UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SIC. SIC MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. SIC WILL ACCEPT SUBSCRIPTIONS IN GOOD ORDER NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF SIC REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN (10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A STOCKHOLDER.

***BY SIGNING BELOW, YOU ALSO ACKNOWLEDGE THAT:***

CURRENT FORM AS OF 5/15/17 VERSION V

## 5a. Subscriber Acknowledgements & Signatures, continued

**IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION**

For SIC, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes SIC to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 6a will not constitute an execution of this Subscription Agreement.

Owner Signature ______________________ Date ______

Co-Owner Signature (If applicable) ______________________ Date ______

**AUTHORIZATION: FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY**

Signature of Custodian(s) or Trustee(s): By signing this Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of SIC that are beneficially owned by the investor as reflected on the records of SIC as of the applicable record date at any meeting of the shareholders of SIC. This authorization shall remain in place until revoked in writing by the Custodian. SIC is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ______________________ Date ______

☐ I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor.THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

## 5b. Guidelines for U.S. Taxpayer Certifications

**Definition of a U.S. Person** - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

**What Number to Give the Requester** – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

| For this type of account: | Give the SSN of: |
|---|---|
| 1. An individual's account | The individual |
| 2. Two or more individuals (Joint account) | The actual owner of the account or, if combined funds, the first individual on the account (1) |
| 3. Custodian account of a minor (Uniform Gift to Minors Act) | The minor (2) |
| 4. (a) The usual revocable savings trust account (grantor also is trustee) | The grantor-trustee (1) |
| (b) So-called trust account that is not a legal or valid trust under State law | The actual owner (1) |
| 5. Sole proprietorship or disregarded entity owned by an individual | The owner (3) |
| 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see, Regulations section 1.671-4(b)(2)(i)(A)) | The grantor (4) |

| For this type of account: | Give the SSN of: |
|---|---|
| 7. Disregarded entity not owned by an individual | The owner (3) |
| 8. A valid trust, estate, or pension trust | The legal entity (5) |
| 9. Corporate or LLC electing corporate status on Form 8832 or Form 2553 | The corporation |
| 10. Association, club, religious, charitable, educational, or other tax-exempt organization | The organization |
| 11. Partnership or multi-member LLC | The partnership or LLC |
| 12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments | The public entity |
| 13. A broker or registered nominee | The broker or nominee |
| 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see, Regulations section 1.671-4(b)(2)(i)(B)) | The trust |

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
(2) Circle the minor's name and furnish the minor's SSN.
(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or TIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.
(4) Note: Grantor also must provide a Form W-9 to trustee of trust.
(5) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

**Note:** If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

CURRENT FORM AS OF 5/15/17 VERSION V

5b. Guidelines for U.S. Taxpayer Certifications, continued

**Obtaining a Number**

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/forms/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

**Payees Exempt from Backup Withholding and/or FATCA Reporting**

If you are exempt from backup withholding and/or FATCA reporting, enter in Section 5a, any code(s) that may apply to you.

**Exempt Payee Code**

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

**The following codes identify payees that are exempt from backup withholding:**

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f )(2)
2. The United States or any of its agencies or instrumentalities
3. A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies or instrumentalities
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities
5. A corporation
6. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7. A futures commission merchant registered with the Commodity Futures Trading Commission
8. A real estate investment trust
9. An entity registered at all times during the tax year under the Investment Company Act of 1940
10. A common trust fund operated by a bank under section 584(a)
11. A financial institution
12. A middleman known in the investment community as a nominee or custodian
13. A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete Section 5a to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

**Exemption from FATCA Reporting Code.** The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies, or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

**Privacy Act Notice**

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

**Penalties**

- Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
- Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.
- Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
- Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

CURRENT FORM AS OF 5/15/17 VERSION V

## 6. Check Instructions

**For Non-Custodial Accounts:** Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined in Section 6a.

**For Custodial Accounts:** Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

**PLEASE NOTE:** Only original, completed copies of the Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Subscription Agreements.

**Sierra Income Corporation Investors:** The Subscription Agreement, together with a check made payable to "UMB Bank, N.A., as Agent for Sierra Income Corporation" for the full purchase price, should be delivered to the address in Section 6a.

## 6a. Mailing Address

**Regular Mail**

Investment Processing Department
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

**Overnight Mail**

Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

**Subscription Agreements may be faxed to:**

855.223.2474

**Payment may be wired to:**

UMB Bank, N.A.
1010 Grand Boulevard, 4th Floor
Kansas City, MO 64106
ABA #: 101000695
Account #: 9871976289
FAO: (Include Account Title)

**Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:**

Investment Processing Department
c/o DST Systems, 430 W. 7th St., Kansas City, MO 64105
Investors: 888.292.3178
Financial Advisors: 877.907.1148

5/17 W

SI0020-V

# Multi-Offering Subscription Agreement

**Investors in AL, AR, KY, MA, MD, NC, NE, NJ, OR and TN may not use this Multi-Offering Subscription Agreement to subscribe for shares of any offering described herein but instead should refer to the subscription agreement for each offering.**

AN INVESTMENT IN THE OFFERING(S) OR "INVESTMENT PROGRAM(S)" DESCRIBED HEREIN CANNOT BE COMPLETED UNTIL AT LEAST FIVE (5) BUSINESS DAYS AFTER THE DATE THE INVESTOR RECEIVED THE FINAL PROSPECTUS FOR EACH OFFERING. SUBSCRIPTIONS WILL BE EFFECTIVE ONLY UPON OUR ACCEPTANCE, AND WE RESERVE THE RIGHT TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART. IF REJECTED, ALL FUNDS SHALL BE RETURNED TO SUBSCRIBERS WITHOUT INTEREST AND WITHOUT DEDUCTION FOR ANY EXPENSES WITHIN TEN (10) BUSINESS DAYS FROM THE DATE THE SUBSCRIPTION IS REJECTED. INVESTORS WILL RECEIVE A CONFIRMATION OF THEIR PURCHASE. IF YOU HAVE ANY QUESTIONS, PLEASE CALL YOUR REGISTERED REPRESENTATIVE, SC DISTRIBUTORS, LLC (MEMBER FINRA/SIPC) AT 1-877-907-1148.

## 1. Investment

*All investments are subject to suitability standards, see corresponding prospectus and Sections 9-9b herein.*

**Amount of Subscription** ☐ **State of Sale** ☐

*Minimum Initial Investment is $2,000 for CVMC REIT II, SIC & GREC.*
*Money Orders, Traveler's Checks, Starter Checks, Foreign Checks, Counter Checks, Third-Party Checks or Cash cannot be accepted.*

Payment will be made with: ☐ Enclosed Check ☐ Funds Wired ☐ Funds to Follow - Name of Institution ____________

*(See Section 10 for Check Instructions)*

| | *Investment Amount* |
|---|---|
| Carter Validus Mission Critical REIT II (CVMC REIT II) | ________ |
| Greenbacker Renewable Energy Company (GREC) | ________ |
| Sierra Income Corporation (SIC) | ________ |

☐ **Volume Discount*:** Check this box ONLY after discussion with your Broker-Dealer. Please provide a separate request in writing that sets forth the basis for receiving a volume discount as set forth in the appropriate prospectus.

**Any combination request will be subject to our verification that the subscriptions to be combined are made by a single qualifying purchaser. Please see "Volume Discounts" section of the prospectus for further information on volume discount qualifications.*

## 1a. Share Class - The Selection of a Share Class is Required (CVMC REIT II Only)

Please consult with your Financial Advisor and check one of the following options pertaining to the class of shares you intend to purchase. The Prospectus contains additional information regarding these share classes, including the different fees which are payable with respect to each share class.

**FOR CVMC REIT II INVESTORS - SHARE CLASS REQUIRED** ☐ Class A ☐ Class T ☐ Class I

## 1b. Share Class - The Selection of a Share Class is Required (GREC Only)

Please consult with your Financial Advisor and check one of the following options pertaining to the class of shares you intend to purchase. The Prospectus contains additional information regarding these share classes, including the different fees which are payable with respect to each share class.

**FOR GREC INVESTORS - SHARE CLASS REQUIRED** ☐ Class A ☐ Class I ☐ Class C

CURRENT FORM AS OF 10/16/17 VERSION AF

## 2. Account Type - Check One Box Only

| Account Type | Additional Required Documentation |
|---|---|
| ☐ Individual ☐ TOD* | If TOD, Transfer on Death form<br>*Please see Section 2 of Investor Instructions for details |
| ☐ Joint Tenants ☐ TOD* ☐ Tenants in Common*<br>☐ Community Property* | If JTWROS TOD, Transfer on Death form<br>*All parties must sign / Please see Section 2 of Investor Instructions for details |
| ☐ Trust | Trustee Certification form or trust documents |
| ☐ Estate | Documents evidencing individuals authorized to act on behalf of estate |
| ☐ Custodial ☐ UGMA: State of: ______ ☐ UTMA: State of: ______ | None |
| ☐ Corporation ☐ C Corp ☐ S Corp | Articles of Incorporation or Corporate Resolution |
| ☐ LLC<br>☐ Enter the tax classification (C= C Corporation, S= S Corporation, P= Partnership) ______ | LLC Operating Agreement or LLC Resolution |
| ☐ Partnership | Partnership Certification of Powers or Certificate of Limited Partnership |
| ☐ Non-Profit Organization | Formation document or other document evidencing authorized signers |
| ☐ Profit Sharing Plan* ☐ Defined Benefit Plan*<br>☐ KEOGH Plan* | Pages of plan document that list plan name, date, trustee name(s) and signatures *Please see Section 2 of Investor Instructions for details |
| ☐ Traditional IRA ☐ SEP IRA ☐ ROTH IRA<br>☐ Simple IRA ☐ Inherited/Beneficial IRA | For Inherited IRA indicate Decedent's name: ______________________ |
| ☐ Other (Specify) ______________________ | |

> For Non-Qualified Custodial Accounts and all Qualified Accounts, please complete Section 5

## 3. Investment Title - SSN or TIN Required

Please print names in which shares of common stock are to be registered. For trusts, include trust name and name of trustee. If IRA or qualified plan, include both custodian and investor names and applicable Tax ID Numbers. If "same as below", write "same." *(This is the name that will appear on your statement.)*

Title Line 1 ______________________

Title Line 2 ______________________

SSN/TIN ______________________

## 4. Investor Information

**Primary Investor is:** Individual, Trust/Qualified Plan, Entity, Minor (UGMA/UTMA)
**Secondary Investor is:** Additional Account holder, Trustee, Officer/Authorized Signer, Custodian for UGMA/UTMA

Primary Investor Name ______ SSN/TIN ______ DOB ______

Secondary Investor Name ______ SSN/TIN ______ DOB ______

Street Address ______________________

City ______ State ______ ZIP ______

Phone (day) ______ Phone (evening) ______ Email ______

Mailing Address (optional) ______________________

City ______ State ______ ZIP ______

☐ **Check here for eletronic delivery and complete Section 8**

**Citizenship:** Please indicate Citizenship Status **(Required)**

☐ US Citizen ☐ US Citizen residing outside the US ☐ Resident Alien

☐ Non-Resident Alien* Country: ______________________ ☐ Check here if you are subject to backup withholding

Please attach a separate sheet with the above information for each additional investor.

**NOTE: Any and all U.S. taxpayers are required to complete Section 9a. (If a foreign national is, in fact, a U.S. taxpayer, complete Section 9a.)**
**Please refer to the Guidelines for U.S. Taxpayer Certifications in the Investor Instructions of this Subscription Agreement regarding your SSN or TIN.**

* If non-resident alien, investor must submit the appropriate IRS Form W-8 **(e.g., Form W-8BEN, W-8ECI, W-8EXP or W-8IMY)** in order to make an investment. The applicable IRS Form can be obtained from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

**CURRENT FORM AS OF 10/16/17 VERSION AF**

## 5. Third Party Custodian/Trustee Information

> Applies to ALL retirement accounts and to non-retirement accounts that have elected to use a third party custodian/trustee.

> Make checks payable to the custodian and send ALL paperwork directly to the custodian. The custodian/trustee is responsible for sending payments pursuant to the instructions as set forth below.

Custodian/Trustee Name

Custodian/Trustee Address

City | State | ZIP

Custodian/Trustee Phone | Custodian/Trustee TIN

Investor Account Number with Custodian/Trustee

## 6. Distribution Information

If you select more than one option you must indicate the percentage of your distribution to be applied to each option and the sum of the allocations must equal 100%.

Distributions may be funded from borrowings, offering proceeds, or proceeds from the sale of assets, which may constitute a return of capital and significantly reduce the amount of capital available for investment by CVMC REIT II and/or SIC and/or GREC. Any capital returned to investors through distributions will be returned after certain fees and expenses are paid to the sponsor of this offering or its affiliates.

If you elect to participate in the Distribution Reinvestment Plan, you agree that, if at any time you fail to meet the applicable suitability standards set forth in the then current Prospectus, you will promptly provide written notification to: CVMC REIT II and/or SIC and/or GREC, c/o DST Systems, Inc, 430 W. 7th Street, Kansas City, MO 64105.

**> SELECTION REQUIRED BELOW**

☐ I will not participate in the Distribution Reinvestment Plan

**OR**

☐ I will participate in the Distribution Reinvestment Plan, as described in the Prospectus — **% of Distribution** ____

**And I would also like to:**

☐ Send distributions via check to investor's home address (or for Qualified Plans, to the address listed in Section 5) ____

☐ Send distributions via check to the alternate payee listed here (not available for Qualified Plans without custodial approval) ____

Name

Address

City | State | ZIP

Account Number

☐ **Direct Deposit:** *(Attach Voided Check)* I/we authorize CVMC REIT II, SIC, GREC, or its agent, DST Systems, Inc. by or through a third party provider, (as applicable, the "Issuer") to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify the Issuer in writing to cancel it. If the Issuer deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Multi-Offering Subscription Agreement, all parties must sign below. **(not available for custodial held accounts without the custodian's approval)**

Financial Institution Name | % of Distribution | ☐ Checking

ABA/ Routing Number | Account Number | ☐ Savings

## 7. Broker-Dealer and Financial Advisor Information

Broker-Dealer Name

Financial Advisor's Name | Rep Number

Financial Advisor's Firm Name | Branch ID

Financial Advisor's Address

Financial Advisor's City | State | ZIP

Financial Advisor's Phone | Financial Advisor's Fax

Financial Advisor's E-Mail Address

**CURRENT FORM AS OF 10/16/17 VERSION AF**

## 7. Broker-Dealer and Financial Advisor Information, continued

This Subscription was made as follows:

☐ Through a participating Broker-Dealer

☐ Through a participating RIA unaffiliated with a participating Broker-Dealer

☐ CVMC REIT II Friends and Family Purchase*

☐ Shares are being purchased net of commissions
(Not available to CVMC REIT II & Class A shares only for GREC)

* Please refer to CVMC REIT II's prospectus for further information on friends and family discounts and consult with your broker-dealer or financial advisor to determine wheather you qualify for such discounts.

Based on the information I obtained from the investor regarding the investor's financial situation and investment objectives, I hereby certify to CVMC REIT II and/or SIC and/or GREC, that I have reasonable grounds to believe that the purchase of the shares by the investor is suitable for this investor and such investor has sufficient net worth and is in a position to realize the benefits of an investment in the shares, and further that I have (a) informed the investor of all aspects of liquidity and marketability of this investment, including the restrictions on trasfers of the shares, (b) delivered the Prospectus to the investor the requisite number of days prior to the date that the investor will deliver this Multi-Offering Subscription Agreement to the issuer as specified under the laws of the investor's principal state of residence or principal state of business, as applicable, (c) verified the identity of the investor through appropriate methods and will retain proof of such verifcation process as required by applicable law, and (d) verified that the investor and the registered owner do not appear on the Office of Foreign Assets Control list of foreign nations, organizations and individuals subject to economic and trade sanctions.

If a Registered Associate of a FINRA member firm or a Registered Investment Advisor, I hereby certify that I am properly licensed and I am registered in the state of sale. State of sale is defined as the investor's principal place of residence or principal place of business, as applicable.

Signature of Financial Advisor ______________________ Date ________

Branch Manager Signature (if required by Broker-Dealer) ______________________ Date ________

## 8. Electronic Delivery (Optional)

☐ CVMC REIT II ☐ GREC ☐ SIC

***Electronic Delivery of stockholder communication is available and if you would prefer to receive such communications and statements electronically for the selected funds above, please affirmatively elect to do so by signing below where indicated.***

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive shareholder communications, including your account-specific information, you authorize said offering(s) to either (i) e-mail shareholder communications to you directly or (ii) make them available on each offering's respective Website and notify you by e-mail when such documents are available and how to access the documents.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.

Sign below if you consent to the electronic delivery of documents as applicable to the respective offering(s), including annual reports, proxy materials, and any other documents that may be required to be delivered under federal or state securities laws as well as account-specific information such as quarterly account statements or tax information. Your consent will be effective until you revoke it. In addition, by consenting to electronic access, you will be responsible for your customary Internet Service Provider charges in connection with access to these materials. E-mail address in the section below is required. Please carefully read the following representations before consenting to receive documents electronically. By signing this box and consenting to receive documents electronically, you represent the following:

**(a)** I acknowledge that access to both Internet e-mail and the World Wide Web is required in order to access documents electronically. I may receive by e-mail notification the availability of a document in electronic format. The notification e-mail will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download and print the document from my computer. I acknowledge that there may be costs associated with the electronic access, such as usage charges from my Internet provider and telephone provider, and that these costs are my responsibility. **(b)** I acknowledge that documents distributed electronically may be provided in Adobe's Portable Document Format (PDF). The Adobe Reader® software is required to view documents in PDF format. The Reader software is available free of charge from Adobe's web site at www.adobe.com . The Reader software must be correctly installed on my system before I will be able to view documents in PDF format. Electronic delivery also involves risks related to system or network outage that could impair my timely receipt of or access to shareholder and/or unitholder communications. **(c)** I acknowledge that I may receive at no cost from CVMC REIT II and/or SIC and/or GREC a paper copy of any documents delivered electronically by calling SC Distributors at 877-907-1148 from 9:00 am to 5:00 pm EST Monday-Friday. **(d)** I acknowledge that if the e-mail notification is returned to CVMC REIT II and/or SIC and/or GREC as "undeliverable", a letter will be mailed to me with instructions on how to update my e-mail address to begin receiving communication via electronic delivery. I further understand that if CVMC REIT II and/or SIC and/or GREC is unable to obtain a valid e-mail address for me, CVMC REIT II and/or SIC and/or GREC will resume sending a paper copy of its filings by U.S. mail to my address of record. **(e)** I acknowledge that my consent may be updated or cancelled, including any updates in e-mail address to which documents are delivered, at any time by calling SC Distributors at 877-907-1148 from 9:00 am to 5:00 pm EST Monday-Friday.

**Electronic Delivery Acknowledgement Only**

Signature of Investor ______________________ Date ________

Signature of Joint Investor ______________________ Date ________

E-mail (If blank - email from Section 4 will be used) ______________________

**Joint Accounts:** If your Social Security number is the primary number on a joint account and you opt-in to electronic delivery, each consenting shareholder must have access to the e-mail account provided.

Your e-mail address will be held in confidence and used only for matters relating to your investment(s).

CURRENT FORM AS OF 10/16/17 VERSION AF

## 9. Subscriber Acknowledgements & Signatures for CVMC REIT II

The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf ) further acknowledges and/or represents the following: (you must initial ALL appropriate representations below)

| | | |
|---|---|---|
| ____Owner | ____Co-Owner | I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under "Suitability Standards." I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase. |
| ____Owner | ____Co-Owner | I/we have received the final Prospectus of CVMC REIT II at least five (5) business days before signing the Subscription Agreement. |
| ____Owner | ____Co-Owner | I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid. |
| ____Owner | ____Co-Owner | I/we am/are purchasing the shares for the account referenced above. |
| ____Owner | ____Co-Owner | I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares. |
| ____Owner | ____Co-Owner | **Idaho:** An investor must have either (i) an annual income of $85,000 and a net worth of $85,000 or (ii) a liquid net worth of $300,000. In addition, an investor's total investment in shares of our common stock must not exceed 10% of that investor's liquid net worth. For these purposes, liquid net worth is defined as that portion of an investor's net worth that is cash, cash equivalents, and readily marketable securities. |
| ____Owner | ____Co-Owner | **Iowa:** In addition to the general suitability standards listed above, an Iowa investor must have either (a) a minimum net worth of $300,000 (exclusive of home, auto and furnishings) or (b) a minimum annual income of $70,000 and a net worth of $100,000 (exclusive of home, auto and furnishings). In addition, Iowa recommends that an investor's total investment in this offering or any of its affiliates and any other non exchange traded REIT, not exceed 10% of the Iowa resident's liquid net worth. "Liquid net worth" for purposes of this investment shall consist of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Kansas:** It is recommended by the Office of the Securities Commissioner of Kansas that investors limit their aggregate investment in our securities and the securities of other non-traded real estate investment trusts to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents, and readily marketable securities, as determined in conformity with Generally Acceptable Accounting Principles. |
| ____Owner | ____Co-Owner | **Maine:** In addition to the suitability standards noted above, the Maine Office of Securities recommends that an investor's aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities. |
| ____Owner | ____Co-Owner | **Missouri:** In addition to the general suitability requirements listed above, no more than ten percent (10%) of any investor's liquid net worth shall be invested in the securities registered by the Issuer for this offering with the Securities Division. |
| ____Owner | ____Co-Owner | **New Mexico:** In addition to the general suitability standards listed above, a New Mexico investor may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded real estate investment programs. |
| ____Owner | ____Co-Owner | **North Dakota:** North Dakota investors must represent that, in addition to the stated net income and net worth standards, they have a net worth of at least ten times their investment in us. |
| ____Owner | ____Co-Owner | **Ohio:** It shall be unsuitable for an Ohio investor's aggregate investment in shares of the issuer, affiliates of the issuer, and in other non-traded real estate investment trusts to exceed ten percent (10%) of his or her liquid net worth. "Liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. |
| ____Owner | ____Co-Owner | **Pennsylvania:** In addition to the general suitability standards listed above, a Pennsylvania investor may not invest more than 10% of their net worth (exclusive of home, furnishings and automobiles) in us. |
| ____Owner | ____Co-Owner | **Vermont:** Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the general suitability standards listed above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor's liquid net worth. For these purposes, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities. |

## 9a. Subscriber Acknowledgements & Signatures for SIC

The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf ) further acknowledges and/or represents the following: (you must initial ALL appropriate representations below)

| | | |
|---|---|---|
| ____Owner | ____Co-Owner | I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under "Suitability Standards." I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase. |
| ____Owner | ____Co-Owner | I/we have received the final Prospectus of SIC at least five (5) business days before signing the Subscription Agreement. |

CURRENT FORM AS OF 10/16/17 VERSION AF

## 9a. Subscriber Acknowledgements & Signatures for SIC, continued

____Owner ____Co-Owner I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

____Owner ____Co-Owner I/we am/are purchasing the shares for the account referenced above.

____Owner ____Co-Owner I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares.

____Owner ____Co-Owner **California:** In addition to the suitability standards noted above, a California investor's total investment in SIC shares shall not exceed 10% of his or her net worth.

____Owner ____Co-Owner **Oklahoma:** In addition to the suitability standards noted above, an Oklahoma investor must limit his or her investment in SIC shares to 10% of his or her net worth (excluding home, furnishings, and automobiles.)

## 9b. Subscriber Acknowledgements & Signatures for GREC

By executing the Multi-Offering Subscription Agreement, the undersigned hereby agrees to be bound by the terms of the limited liability operating agreement and any amendments or supplements thereto or cancellations thereof and authorizes GREC to make all filings of any and all certificates, instruments, agreements or other documents, whether related to the limited liability agreement or otherwise, as may be required or advisable under the laws of the State of Delaware.

The undersigned (or in the case of fiduciary accounts, the person authorized to sign on each subscriber's behalf ) further acknowledges and/or represents the following: (you must initial ALL appropriate representations below)

____Owner ____Co-Owner I (we) have (i) a minimum net worth (exclusive of home, home furnishings and personal automobiles) of at least $250,000 or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000, and, if applicable, I meet the higher net worth and gross income requirements imposed by my (our) state of primary residence as set forth in the Prospectus under "Suitability Standards." I (we) will not purchase additional shares unless I (we) meet the applicable suitability requirements set forth in the Prospectus at the time of purchase.

____Owner ____Co-Owner I/we have received the final Prospectus of GREC at least five (5) business days before signing the Subscription Agreement.

____Owner ____Co-Owner I (we) acknowledge that there is no public market for the shares and, thus, my investment in shares is not liquid.

____Owner ____Co-Owner I/we am/are purchasing the shares for the account referenced above.

CURRENT FORM AS OF 10/16/17 VERSION AF

## 9b. Subscriber Acknowledgements & Signatures for GREC, continued

| | | |
|---|---|---|
| ____Owner | ____Co-Owner | I (we) acknowledge that I (we) will not be admitted as a stockholder until my (our) investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures, conducting an Anti-Money Laundering check as required by the USA Patriot Act and payment of the full purchase price of the shares. |
| ____Owner | ____Co-Owner | **California:** In addition to the minimum suitability standards listed above, a California investor's maximum investment in the Issuer may not exceed 10% of such investor's net worth. |
| ____Owner | ____Co-Owner | **Idaho:** In addition to the minimum suitability standards listed above, an Idaho investor's total investment in the company shall not exceed 10% of his or her liquid net worth. Liquid net worth is defined as that portion of net worth consisting of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Iowa:** Iowa investors must have either, (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of at least $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consist of cash, cash equivalents and readily marketable securities. In addition, an Iowa investor's aggregate investment in the company, shares of the company's affiliates, and other non exchange traded direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. Accredited investors in Iowa, as defined in 17 C.F.R. Section 230.501 of the 1933 Securities and Exchange Act, are not subject to the 10% investment limitation. |
| ____Owner | ____Co-Owner | **Kansas:** It is recommended by the Office of the Securities Commissioner of Kansas that Kansas investors limit their aggregate investment in us, the shares of our affiliates and other publicly offered direct participation programs to not more than 10% of their liquid net worth. For these purposes, liquid net worth shall be defined as that portion of total net worth (total assets minus liabilities) that is comprised of cash, cash equivalents and readily marketable securities. |
| ____Owner | ____Co-Owner | **Maine:** The Maine Office of Securities recommends that an investor's aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor's liquid net worth. For this purpose, "liquid net worth" is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities. |
| ____Owner | ____Co-Owner | **Michigan:** It is recommended by the Michigan Securities Division that Michigan citizens not invest more than 10% of their liquid net worth in the shares. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities that may be converted into cash within one year. |
| ____Owner | ____Co-Owner | **New Mexico:** In addition to the minimum suitability standards described above, an investment in the shares, its affiliates and other similar non-traded direct participation programs by a New Mexico resident may not exceed ten percent (10%) of the New Mexico resident's liquid net worth. |
| ____Owner | ____Co-Owner | **North Dakota:** North Dakota investors must represent that, in addition to the standards listed above, they have a net worth of at least ten times their investment in the shares. |
| ____Owner | ____Co-Owner | **Oklahoma:** In addition to the minimum suitability standards described above, an investment by Oklahoma investors should not exceed 10% of their net worth (not including home, home furnishings and automobiles). |
| ____Owner | ____Co-Owner | **Pennsylvania:** Because the minimum closing amount is less than $80,000,000, you are cautioned to carefully evaluate the programs ability to fully accomplish its stated objectives and to inquire as to the current dollar volume of program subscriptions. |
| ____Owner | ____Co-Owner | **Vermont:** Accredited investors in Vermont, as defined in 17 C.F.R. § 230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor's liquid net worth. For these purposes, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities. |

## 9d. Subscriber Acknowledgements & Signatures

*See Guidelines for U.S. Taxpayer Certifications (the "guidelines") in Section 9d of the attached Investor Instructions to this Multi-Offering Subscription Agreement for the guidelines on how to complete Section 9d.*

**> INFORMATION REQUIRED BELOW**

### Certification

Exempt payee code (If any) ____________________

Exemption from FATCA reporting code (If any) ____________________
(Applies to accounts maintained outside the U.S.)

**> SELECTION REQUIRED BELOW**

**You must check the box in item 2 below next to the statement that applies to you.**

**By signing below, under penalties of perjury, I certify that:**

1. The number shown in Section 4 of this Multi-Offering Subscription Agreement is my correct taxpayer identification number, and
2. ☐ I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, or

   ☐ I am subject to backup withholding because I have been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, and
3. I am a U.S. citizen or other U.S. person (as defined in the Guidelines), and
4. The FATCA code(s) entered on this form (if any) indicating I am exempt from FATCA reporting is correct.

CURRENT FORM AS OF 10/16/17 VERSION AF

## 9d. Subscriber Acknowledgements & Signatures, continued

Please check all funds applicable.

☐ CVMC REIT II ☐ GREC ☐ SIC

*WE INTEND TO ASSERT THE FOREGOING REPRESENTATION AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS THEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS. BY EXECUTING THIS SUBSCRIPTION AGREEMENT, THE SUBSCRIBER HEREBY DECLARES THE INFORMATION SUPPLIED ABOVE IS TRUE AND CORRECT AND MAY BE RELIED UPON BY EACH ISSUER IN CONNECTION WITH THE SUBSCRIBER'S INVESTMENT IN SUCH ISSUER.*

*THE SUBSCRIBER DOES NOT WAIVE ANY RIGHTS IT MAY HAVE UNDER THE SECURITIES ACT OF 1933, THE SECURITIES EXCHANGE ACT OF 1934 OR ANY STATE SECURITIES LAW BY EXECUTING THIS SUBSCRIPTION AGREEMENT. A SALE OF SHARES MAY NOT BE COMPLETED UNTIL THE SUBSCRIBER HAS BEEN IN RECEIPT OF THE FINAL PROSPECTUS FOR FOR EACH OFFERING (AT LEAST FIVE (5) BUSINESS DAYS).*

*THE SUBSCRIBER WILL NOT BE ADMITTED AS A SHAREHOLDER OF THE APPLICABLE ISSUER UNTIL THIS SUBSCRIPTION AGREEMENT HAS BEEN ACCEPTED BY SUCH ISSUER. SUCH ISSUER MAY REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. SUBSCRIPTIONS WILL BE ACCEPTED OR REJECTED WITHIN 30 DAYS OF THEIR RECEIPT. EACH ISSUER WILL ACCEPT SUBSCRIPTIONS IN GOOD ORDER NO LESS FREQUENTLY THAN MONTHLY, SUBJECT TO THE TERMS OF THE CURRENT PROSPECTUS. IF AN ISSUER REJECTS THE SUBSCRIBER'S SUBSCRIPTION, THE PURCHASE PRICE WILL BE RETURNED TO THE SUBSCRIBER WITHIN TEN(10) BUSINESS DAYS AFTER THE REJECTION OF THE SUBSCRIPTION. IF THE SUBSCRIBER'S SUBSCRIPTION IS ACCEPTED, THE SUBSCRIBER WILL BE SENT A CONFIRMATION OF ITS PURCHASE AFTER THE SUBSCRIBER HAS BEEN ADMITTED AS A SHAREHOLDER.*

### FOR SIC INVESTORS ONLY

***BY SIGNING BELOW, YOU ALSO ACKNOWLEDGE THAT:***

---

**SIGNATURE REQUIRED BELOW**

### IN ORDER TO HAVE THIS AGREEMENT EXECUTED, THE INVESTOR(S) MUST SIGN THIS SECTION

For the selected funds above, if the investor signing below is acquiring the shares through an IRA or will otherwise beneficially hold the shares through a Custodian or Trustee, the investor also authorizes the Investment Program(s) indicated in Section 1 to receive (on behalf of the investor) authorization for the investor to act as proxy for the Custodian or Trustee. This authorization coupled with the Custodian or Trustee authorization below is intended to permit the investor to vote his or her shares even though the investor is not the record holder of the shares. Signing Section 9d will not constitute an execution of this Multi-Offering Subscription Agreement.

Owner Signature ______________________ Date ________

Co-Owner Signature (If applicable) ______________________ Date ________

### AUTHORIZATION: FOR AUTHORIZED REPRESENTATIVE OF CUSTODIAN USE ONLY

Signature of Custodian(s) or Trustee(s): By signing this Multi-Offering Subscription Agreement, the Custodian authorizes the investor to vote the number of shares of the Investment Program(s) indicated in Section 1 that are beneficially owned by the investor as reflected on the records of each said offering as of the applicable record date at any meeting of the shareholders of each said offering. This authorization shall remain in place until revoked in writing by the Custodian. The Investment Program(s) indicated in Section 1 is hereby authorized to notify the investor of his or her right to vote consistent with this authorization.

Authorized Signature (Custodian or Trustee) ______________________ Date ________

☐ I am a Registered Investment Advisor representative and am completing and signing this application for a fiduciary account over which I maintain discretionary authority pursuant to a legally valid investment advisory agreement, which discretionary authority includes within its scope my completion and execution of this application on behalf of the investor.THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

☐ I am acting in a fiduciary capacity and am completing and signing this application pursuant to a power-of-attorney from the investor. I hereby certify that such power-of-attorney is legally valid and includes within its scope my completion and execution of this application on behalf of the investor. THIS ELECTION IS NOT AVAILABLE FOR ALABAMA RESIDENTS AND THEIR REPRESENTATIVES.

CURRENT FORM AS OF 10/16/17 VERSION AF

## 10. Check Instructions

**For Non-Custodial Accounts:** Please mail a completed original Subscription Agreement along with a check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement, to the appropriate address as outlined in Section 10a.

**For Custodial Accounts:** Please mail a completed original Subscription Agreement directly to the custodian, along with your check and the appropriate documents outlined in Sections 1 and 2 of this Subscription Agreement.

**PLEASE NOTE:** Only original, completed copies of the Multi-Offering Subscription Agreement can be accepted. We cannot accept photocopied or otherwise duplicated Multi-Offering Subscription Agreements.

- **Carter Validus Mission Critical REIT II, Inc. Investors:** The Multi-Offering Subscription Agreement, together with a check made payable to "Carter Validus Mission Critical REIT II, Inc." for the full purchase price, should be delivered to the address in Section 10a.
- **Sierra Income Corporation Investors:** The Multi-Offering Subscription Agreement, together with a check made payable to "UMB Bank, N.A., as Agent for Sierra Income Corporation" for the full purchase price, should be delivered to the address in Section 10a.
- **Greenbacker Renewable Energy Company Investors:** The Multi-Offering Subscription Agreement, together with a check made payable to "Greenbacker Renewable Energy Company" for the full purchase price, should be delivered to the address in Section 10a.
- **Greenbacker Renewable Energy Company Investors in PA:** Until we have raised the minimum offering amount required in the state of Pennsylvania, the Multi-Offering Subscription Agreement, together with a check made payable to "UMB Bank, N.A., as Escrow Agent for Greenbacker Renewable Energy Company, LLC" for the full purchase price, should be delivered by your Broker-Dealer or Registered Investment Advisor, as applicable, to the UMB Bank address in Section 10a. Please refer to the "Suitability Standards-Notice to Residents of Pennsylvania Only" section of the Prospectus for additional information regarding the Pennsylvania escrow requirements.

## 10a. Mailing Addresses

### For CVMC REIT II and/or SIC and/or GREC (except PA)

**Regular Mail**
Investment Processing Department
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

**Overnight Mail**
Investment Processing Department
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

### For GREC in PA *(before escrow requirements are met)*

**Regular Mail**
UMB Bank, N.A. as Escrow Agent for
Greenbacker Renewable Energy Company LLC
c/o DST Systems, Inc.
PO BOX 219731
Kansas City, MO 64121-9731

**Overnight Mail**
UMB Bank, N.A. as Escrow Agent for
Greenbacker Renewable Energy Company LLC
c/o DST Systems, Inc.
430 W. 7th Street
Kansas City, MO 64105-1407

***Should you have any questions or concerns and require customer service to handle your request or inquiry, please contact our transfer agent at:***

Investment Processing Department
c/o DST Systems, 430 W. 7th St., Kansas City, MO 64105
Phone: (888) 292-3178

**CURRENT FORM AS OF 10/16/17 VERSION AF**

# Multi-Offering Investor Instructions

*(not required to be returned with Subscription Agreement)*

**Investors in AL, AR, KY, MA, MD, NC, NE, NJ, OR and TN may not use this Multi-Offering Subscription Agreement to subscribe for shares of any offering described herein but instead should refer to the subscription agreement for each offering.**

## 1. Investment

**PLEASE NOTE: Money orders, traveler's checks, starter checks, foreign checks, counter checks, third-party checks or cash will not be accepted. Minimum Initial Investment is $2,000 for CVMC REIT II, SIC & GREC. In no event shall any investment be less than $100.**

## 1a-1b. Select a Share Class

## 2. Account Type - Check One Box Only

Please check the appropriate box to indicate the account type of the subscription.

** Transfer on Death (TOD): Investors who qualify may elect Transfer on Death (TOD) registration for such investment account. TOD registration is designed to give an owner/investor of securities the option of a nonprobate transfer at death of the assets held in the account by designating proposed beneficiary(ies) to receive the account assets upon the owner/investor's death. TOD registration is available only for owner(s)/investor(s) who are (i) a natural person or (ii) two natural persons holding the account as Tenants by the Entirety or (iii) two or more natural persons holding the account as Joint Tenants with Right of Survivorship or (iv) a married couple holding the account as community property with right of survivorship. The following forms of ownership are ineligible for TOD registration: Tenants in Common, community property without survivorship, non-natural account owners (i.e., entities such as corporations, trusts or partnerships), and investors who are not residents of a state that has adopted the Uniform Transfer on Death Security Registration Act.*

*Investors who are plan participants under a registered IRA, Keogh, Qualified Pension Plan or Qualified Profit Sharing Plan program may be eligible to purchase such investment through such accounts. No representations are made, and the offeror disclaims any responsibility or liability to the plan custodian, plan administrators, plan participants, investors, or beneficiaries thereof as to the tax ramifications of such investment, the suitability or eligibility of such investment under the respective plan, or that such Investment comports with ERISA, Internal Revenue Service or other governmental rules and regulations pertaining to such plan investments and rights thereunder. A separate private investment form or similar documentation from the Plan Custodian/ Administrator and plan participants/investors is required for investment through these types of accounts.*

## 3. Enter Investment Title

## 4. Enter Investor Information

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account or person(s) authorized to effect transactions in an account. When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. Some or all of this information will be used to verify the identity of all persons opening an account.

You must include a permanent street address even if your mailing address is a P.O. Box. If the investment is to be held by joint owners you must provide the requested investor information for each joint owner.

## 5. Enter Third Party Custodian Information

If you would like to purchase shares through an IRA account, First Trust Retirement has agreed to act as IRA custodian for such purpose for each of CVMC REIT II and/or SIC and/or GREC. In addition, Community National Bank has agreed to act as IRA custodian for purchases of SIC and/or GREC only or for joint purchases with CVMC REIT II; however, we do not require that you use our IRA custodian.

If you would like to establish a new IRA account with First Trust Retirement, CVMC REIT II and/or SIC and/or GREC will pay the first-year annual IRA maintenance fees of such accounts with First Trust Retirement. If you would like to establish a new IRA account with Community National Bank, CVMC REIT II will pay the first-year annual IRA maintenance fees of such accounts with Community National Bank. Thereafter, investors will be responsible for the annual IRA maintenance fees which are currently $25 per account per year. Further information about custodial services is available through your Financial Advisor or our dealer manager.

## 6. Enter Distribution Information

## 7. Enter Broker-Dealer and Financial Advisor Information

**PLEASE NOTE: The Broker-Dealer or Financial Advisor must complete and sign this section of the Multi-Offering Subscription Agreement. All fields are mandatory.**

Required Representations: By signing Section 7, the Financial Advisor confirms on behalf of the Broker-Dealer that he or she:

- has discussed the investor's prospective purchase of shares with such investor;
- has advised such investor of all fundamental risks related to the investment in the shares, and the risk that the investor could lose his or her entire investment in the shares;
- has reasonable grounds to believe the investor is purchasing these shares for the account referenced in Section 6, and

The Broker-Dealer is duly licensed and may lawfully offer and sell the shares in the state of sale designated as the investor's principal place of residence or principal place of business, as applicable; and agrees to maintain records of the information used to determine that an investment in shares is suitable and appropriate for the investor for a period of six years.

**Net of Commission Purchase ("NOCP"):** NOCPs are available to registered associates and other employees of soliciting Broker-Dealer, the funds referenced in Section 1 and their affiliates, participants in a wrap account or commission replacement account with approval for a discount by the Broker-Dealer, RIA, bank trust account, etc. Representatives will not receive selling commission. Refer to prospectus for details.

**RIA Submission:** Check this box to indicate whether submission is made through a Registered Investment Advisor (RIA) in its capacity as the RIA and not in its capacity as a Financial Advisor, if applicable, whose agreement with the subscriber includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA licensed Financial Advisor affiliated with a Broker-Dealer, the transaction should be completed through that Broker-Dealer, not through the RIA.

CURRENT FORM AS OF 10/16/17 VERSION AF

## 8. Select Electronic Delivery (Optional)

## 9-9b Subscriber Acknowledgements & Signatures

You must initial ALL appropriate representations for ALL funds applicable.

**IMPORTANT:** Please carefully read and separately initial each of the representations. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make such representations on your behalf.

## 9d. Subscriber Acknowledgements & Signatures

Please check all funds applicable. By signing the Multi-Offering Subscription Agreement, you agree to provide the information in Section 9-9b of such Agreement and confirm the information is true and correct. If we are unable to verify your identity or that of another person authorized to act on your behalf or if we believe we have identified potential criminal activity, we reserve the right to take action as we deem appropriate, including, but not limited to, closing your account or refusing to establish your account.

## Guidelines for U.S. Taxpayer Certifications

**Definition of a U.S. Person** - For U.S. federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien,
- A partnership, corporation, company or association created or organized in the United States or under the laws of the United States,
- An estate (other than a foreign estate), or
- A domestic trust (as defined in Treasury Regulations section 301.7701-7).

**What Number to Give the Requester** – Social Security numbers ('SSN') have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EIN') have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All 'Section' references are to the Internal Revenue Code of 1986, as amended.

| For this type of account: | Give the SSN of: |
|---|---|
| 1. An individual's account | The individual |
| 2. Two or more individuals (Joint account) | The actual owner of the account or, if combined funds, the first individual on the account (1) |
| 3. Custodian account of a minor (Uniform Gift to Minors Act) | The minor (2) |
| 4. (a) The usual revocable savings trust account (grantor also is trustee) | The grantor-trustee (1) |
| (b) So-called trust account that is not a legal or valid trust under State law | The actual owner (1) |
| 5. Sole proprietorship or disregarded entity owned by an individual | The owner (3) |
| 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see, Regulations section 1.671-4(b)(2)(i)(A)) | The grantor (4) |

| For this type of account: | Give the SSN of: |
|---|---|
| 7. Disregarded entity not owned by an individual | The owner (3) |
| 8. A valid trust, estate, or pension trust | The legal entity (5) |
| 9. Corporate or LLC electing corporate status on Form 8832 or Form 2553 | The corporation |
| 10. Association, club, religious, charitable, educational, or other tax-exempt organization | The organization |
| 11. Partnership or multi-member LLC | The partnership or LLC |
| 12. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments | The public entity |
| 13. A broker or registered nominee | The broker or nominee |
| 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see, Regulations section 1.671-4(b)(2)(i)(B)) | The trust |

*(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.*
*(2) Circle the minor's name and furnish the minor's SSN.*
*(3) You must show your individual name and you also may enter your business or 'DBA' name on the second name line. You may use either your SSN or TIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.*
*(4) **Note:** Grantor also must provide a Form W-9 to trustee of trust.*
*(5) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)*

***Note:** If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

**Obtaining a Number**

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/forms/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

CURRENT FORM AS OF 10/16/17 VERSION AF

## Guidelines for U.S. Taxpayer Certifications, continued

**Payees Exempt from Backup Withholding and/or FATCA Reporting**

If you are exempt from backup withholding and/or FATCA reporting, enter in Section 9d, any code(s) that may apply to you.

**Exempt Payee Code**

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

**The following codes identify payees that are exempt from backup withholding:**

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401 (f )(2)
2. The United States or any of its agencies or instrumentalities
3. A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies or instrumentalities
4. A foreign government or any of its political subdivisions, agencies, or instrumentalities
5. A corporation
6. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession
7. A futures commission merchant registered with the Commodity Futures Trading Commission
8. A real estate investment trust
9. An entity registered at all times during the tax year under the Investment Company Act of 1940
10. A common trust fund operated by a bank under section 584(a)
11. A financial institution
12. A middleman known in the investment community as a nominee or custodian
13. A trust exempt from tax under section 664 or described in section 4947

For interest and dividends, all listed payees are exempt except payees listed in category 7. For broker transactions, payees listed in categories 1 through 4 and 6 through 11 and all C corporations are exempt. For broker transactions, S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Exempt payees described above should complete Section 9d to avoid possible erroneous backup withholding. ENTER YOUR TAXPAYER IDENTIFICATION NUMBER AND ANY APPLICABLE EXEMPT PAYEE CODE, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

**Exemption from FATCA Reporting Code.** The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements.

A – An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)
B – The United States or any of its agencies or instrumentalities
C – A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions, agencies, or instrumentalities
D – A corporation the stock of which is regularly traded on one or more established securities markets, as described in Reg. section 1.1472-1(c)(1)(i)
E – A corporation that is a member of the same expanded affiliated group as a corporation described in Reg. section 1.1472-1(c)(1)(i)
F – A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state
G – A real estate investment trust
H – A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940
I – A common trust fund as defined in section 584(a)
J – A bank as defined in section 581
K – A broker
L – A trust exempt from tax under section 664 or described in section 4947
M – A tax exempt trust under a section 403(b) plan or section 457(g) plan

**Privacy Act Notice**

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

**Penalties**

- Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.
- Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.
- Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.
- Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

10/17 MULTI-AF

SIERRA INCOME CORPORATION
Common Stock

69,000,000 Shares of Common Stock — Maximum Offering

PRELIMINARY PROSPECTUS

[           ], 2018

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Sierra Income Corporation and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

PART C

Other Information
Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of Sierra Income Corporation are included in Part A of this Registration Statement.

(2) Exhibits

(a)(1)	Articles of Incorporation of the Registrant
(a)(2)	Articles of Amendment of the Registrant
(a)(3)	Articles of Amendment and Restatement of the Registrant
(a)(4)	Second Articles of Amendment and Restatement of the Registrant
(a)(5)	Form of Articles Supplementary Electing to be Subject to Subtitle 8 of the Maryland General Corporation Law
(b)	Form of Bylaws of the Registrant
(d)	Form of Subscription Agreements (included in the Prospectus as Appendix A)
(e)	Second Amended and Restated Distribution Reinvestment Plan
(g)(1)	Investment Advisory Agreement
(h)(1)	Form of Second Amended and Restated Dealer Manager Agreement
(h)(2)	First Amendment to Second Amended and Restated Dealer Manager Agreement
(h)(3)	Form of Participating Broker-Dealer Agreement (Included as Exhibit A to the Form of Second Amended and Restated Dealer Manager Agreement)

(j)	Custody Agreement
(k)(1)	Form of Administration Agreement
(k)(2)	Form of License Agreement
(k)(3)	Form of Escrow Agreement
(k)(4)	ISDA 2002 Master Agreement, together with the Schedule thereto and Credit Support Annex to such Schedule, each dated as of August 27, 2013, by and between Arbor Funding LLC and Citibank, N.A.
(k)(5)
Amended and Restated Loan Agreement, dated as of September 29, 2017, by and among Alpine Funding LLC as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto

(k)(5)	Fifth Amended and Restated Confirmation Letter Agreement, dated as of September 29, 2017, by and between Arbor Funding LLC and Citibank, N.A.
(k)(6)	Amended and Restated Senior Secured Revolving Credit Agreement among the Company as borrower, the Lenders party thereto, and ING Capital LLC, as Administrative Agent, dated as of August 12, 2016
(k)(7)
Guarantee, Pledge and Security Agreement among the Company, the Subsidiary Guarantors party thereto, ING Capital LLC, as Administrative Agent, each Financial Agent and Designated Indebtedness Holder party thereto and ING Capital LLC, as Collateral Agent, dated December 4, 2013

(k)(8)	Control Agreement among the Company, ING Capital LLC, as collateral agent, and State Street Bank and Trust Company, as the Company’s Custodian, dated December 4, 2013
(k)(9)
Loan Agreement, dated as of July 23, 2014, by and among Alpine Funding LLC, as company, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto

(k)(10)	Sale and Contribution Agreement, dated as of July 23, 2014, by and between Sierra Income Corporation, as seller, and Alpine Funding LLC, as purchaser
(k)(11)	Portfolio Management Agreement, dated as of July 23, 2014, by and between Alpine Funding LLC, as borrower and SIC Advisors LLC, as portfolio manager
(k)(12)
Amendment No. 1 to the Loan Agreement, dated as of February 6, 2015, by and among Alpine Funding LLC, as borrower, JPMorgan Chase Bank, National Association, as administrative agent, the Financing Providers from time to time party thereto, SIC Advisors LLC, as the portfolio manager, and the Collateral Administrator, Collateral Agent and Securities Intermediary party thereto

(k)(13)	Limited Liability Company Operating Agreement of Sierra Senior Loan Strategy JV I LLC, dated March 27, 2015
(l)	Opinion and Consent of Sutherland Asbill & Brennan LLP
(n)(1)	Consent of Independent Registered Public Accounting Firm*
(n)(2)	Report of Ernst & Young LLP Regarding the Senior Security Table
(r)	Code of Ethics

*	Filed herewith.

Item 26. Marketing Arrangements
The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Non-Cash/Training and Education	$550,000
SEC registration fee	$80,178
FINRA filing fee	$104,000
Legal	$300,000
Printing	$996,170
Accounting	$144,000
Blue Sky Expenses	$250,000
Advertising and Sales	$998,402
Literature	$—
Due Diligence	$200,000
Transfer Agent and Escrow Agent	$1,000,250
Total	$4,623,000

Item 28. Persons Controlled by or Under Common Control

The following list sets forth each of the Registrant's subsidiaries, the state under whose laws the subsidiaries are organized and the voting securities owned by the Registrant, directly or indirectly, in each subsidiary:

Alpine Funding LLC (Delaware) 100%
Arbor Funding LLC (Delaware) 100%
SIC RT1 LLC (Delaware) 100%
SIC AAR LLC (Delaware) 100%
SIC Investment Holdings LLC (Delaware) 100%

Each of the Registrant's subsidiaries is consolidated for financial reporting purposes.

In addition, the Registrant may be deemed to control certain portfolio companies. See “Portfolio Companies” in the prospectus.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at December 15, 2017.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	20,394

Item 30. Indemnification

The information contained under the headings “Description of our Capital Stock” and “Investment Advisory Agreement and Fees — Indemnification of Our Advisor” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

The Registrant has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 31. Business and Other Connections of Advisor

A description of any other business, profession, vocation or employment of a substantial nature in which SIC Advisors, and each managing director, director or executive officer of SIC Advisors, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Company.” Additional information regarding SIC Advisors and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-73077), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, at 280 Park Ave., 6th Floor East, New York, NY 10017;

(2)	the Transfer Agent at P.O. Box 219731 Kansas City, MO 64121-9731;

(3)	the Custodian, at 570 Washington Blvd, 5th Floor, Jersey City, NJ 07310;

(4)	the Advisor, at 280 Park Ave., 6th Floor East, New York, NY 10017; and

(5)	the Administrator, at 280 Park Ave., 6th Floor East, New York, NY 10017.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or (ii) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(6) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 2nd day of January, 2018.

Sierra Income Corporation
By:	/s/ Seth Taube
Name: Seth Taube Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 2nd day of January, 2018.

Name	Title
/s/ Seth Taube	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
Seth Taube
/s/ Christopher M. Mathieu	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)
Christopher M. Mathieu
*	Director
Brook Taube
*	Director
Oliver T. Kane
*	Director
Valerie Lancaster-Beal
*	Director
Stephen R. Byers

*	Signed by Seth Taube, pursuant to a power of attorney signed by the Director and filed as part of the registration statement filed on November 25, 2014.